The registrant is submitting this draft registration statement confidentially as an “emerging growth company” pursuant to Section 6(e) of the Securities Act of 1933, as amended.
As submitted confidentially to the Securities and Exchange Commission on September 30, 2016

Registration Statement No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER THE SECURITIES ACT OF 1933

 CNL STRATEGIC CAPITAL, LLC

(Exact name of registrant as specified in governing instruments)

Delaware	3990	32-0503849
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Number)	(I.R.S. Employer Identification Number)

CNL Strategic Capital, LLC
450 South Orange Avenue

Orlando, Florida 32801
Tel (407) 650-1000

(Address, including Zip Code, and Telephone Number, including
Area Code, of Registrant’s Principal Executive Offices)

Tracy G. Schmidt

Chief Executive Officer and President

450 South Orange Avenue

Orlando, Florida 32801
Tel (407) 650-1000

(Name, Address, including Zip Code, and Telephone Number, including Area Code, of Agent for Service)

Copies to:

Jay L. Bernstein, Esq. Jason D. Myers, Esq. Clifford Chance US LLP 31 West 52nd Street New York, New York 10019 Tel (212) 878-8000 Fax (212) 878-8375	Robert H. Bergdolt, Esq. DLA Piper LLP (US) 4141 Parklake Avenue, Suite 300 Raleigh, North Carolina 27612-2350 Tel (919) 786-2000

Approximate date of commencement of proposed sale to the public:

As soon as practicable after the effective date of this registration statement.

If any of the Securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box: ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒ (Do not check if a smaller reporting company)	Smaller reporting company ☐

CALCULATION OF REGISTRATION FEE

Title of securities to be registered	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee(2)
Primary Offering, Class A, Class T and Class I Shares of Limited Liability Company Interests	$	$
Distribution Reinvestment Plan, Class A, Class T and Class I Shares of Limited Liability Company Interests	$	$
Total, Class A, Class T and Class I Shares of Limited Liability Company Interests	$	$

(1)	We reserve the right to reallocate our shares between our distribution reinvestment plan and our offering. Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.

(2)	Calculated pursuant to Rule 457(o) under the Securities Act of 1933, as amended.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these shares until the registration statement filed with the Securities and Exchange Commission becomes effective. This preliminary prospectus is not an offer to sell these shares and it is not soliciting an offer to buy these shares in any jurisdiction where the offer or sale thereof is not permitted.

Subject to Completion,
Preliminary Prospectus Dated                     , 2016

Prospectus

CNL STRATEGIC CAPITAL, LLC

Maximum Offering of up to $550,000,000 in shares of Class A, Class T or Class I Limited Liability Company Interests	Minimum Offering of $2,000,000 in shares of Class A, Class T or Class I Limited Liability Company Interests

CNL Strategic Capital, LLC is an operating company that seeks to acquire and grow durable, middle-market operating businesses. We are externally managed by CNL Strategic Capital Management, LLC (“CNL” or the “Manager”). The Manager has entered into a sub-management agreement with Levine Leichtman Strategic Capital, LLC (the “Sub-Manager”), a wholly-owned subsidiary of Levine Leichtman Capital Partners, Inc. (“LLCP”).

We are offering up to $500,000,000 of shares of our limited liability company interests, or the shares, on a best efforts basis, which means that CNL Securities Corp., or the Managing Dealer, will use its best efforts but is not required to sell any specific amount of shares. We are offering, in any combination, three classes of our shares in our offering: Class A shares, Class T shares and Class I shares. The initial minimum permitted purchase amount is $5,000 in our shares. There are differing selling fees and commissions for each class. We will also pay annual distribution and shareholder servicing fees, subject to certain limits, on the Class T and Class I shares sold in the primary offering. The initial per share public offering price for shares will be $11.11 per Class A share, $10.53 per Class T share and $10.00 per Class I share. Commencing with the first full calendar month after the minimum offering requirement is satisfied, our board of directors will determine our net asset value for each class of our shares on a monthly basis. We may offer shares at a price that we believe reflects the net asset value per share of such class of shares more appropriately than the prior month’s net asset value per share (including by updating a previously disclosed offering price) or suspend our offering and/or our share repurchase program in cases where we believe there has been a material change (positive or negative) to our net asset value per share for a class of shares since the end of the prior month. We are also offering, in any combination, up to $50,000,000 of Class A, Class T and Class I shares to be issued pursuant to our distribution reinvestment plan. We reserve the right to reallocate the shares between our distribution reinvestment plan and our primary offering.

Subject to requirements under applicable securities laws, we intend to conduct our continuous offering until the third anniversary of the initial effective date of our registration statement under which our shares are being offered and sold. Until we sell $2,000,000 in our shares, your subscription funds will be held in escrow. If we do not sell $2,000,000 in our shares, this offering will terminate and your funds will be promptly returned to you.

We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, as amended, and will be subject to reduced public company reporting requirements.

Investing in our shares involves a high degree of risk. You should purchase shares only if you can afford a complete loss of your investment. See “Risk Factors” beginning on page 16. Significant risks relating to your investment in shares of our shares include, among others:

•	We are a new company and have no operating history or established financing sources and may be unable to successfully implement our business and acquisition strategies or generate sufficient cash flow to make distributions to our shareholders.

•	Our success will be dependent on the performance of the Manager and the Sub-Manager, but you should not rely on the past performance of the Manager, the Sub-Manager and their respective affiliates as an indication of success.

•	We pay (directly or indirectly) substantial fees and expenses to the Manager, the Sub-Manager and the Managing Dealer, which payments increase the risk that you will not earn a profit on your investment.

•	This offering is initially a “blind pool” offering, and therefore, you will not have the opportunity to evaluate the assets we acquire before we make them, which makes an investment in us more speculative.

•	This offering is being made on a “best efforts” basis. If we are unable to raise substantially more than the minimum offering requirement, we will be limited in the number and type of acquisitions we may make, and the value of your investment in us will fluctuate with the performance of the assets we acquire.

•	The shares sold in this offering will not be listed on an exchange or quoted through a quotation system for the foreseeable future, if ever. Therefore, if you purchase shares in this offering, you will have limited liquidity and may not receive a full return of your invested capital if you sell your shares.

•	Commencing with the first full calendar month after the minimum offering requirement is satisfied, the purchase and repurchase price for our shares will generally be based on the net asset value per share of the applicable class on the last date of the prior month and will not be based on any public trading market. While there will be an independent valuation of our assets, the valuation of our assets is inherently subjective, and our net asset value may not accurately reflect the actual price at which our assets could be liquidated on any given day.

•	The amount of any distributions we may pay is uncertain. We may not be able to pay you distributions, or be able to sustain them once we begin declaring distributions, and our distributions may not grow over time. We may pay distributions from any source and there are no limits on the amount of proceeds we may use to fund distributions. If we pay distributions from sources other than cash flow from operations, we will have less funds available for investments, and your overall return may be reduced.

•	The Manager, the Sub-Manager and their respective affiliates, including our officers and some of our directors, will face conflicts of interest including conflicts that may result from compensation arrangements with us and our affiliates, which could result in actions that are not in the best interests of our shareholders.

Neither the Securities and Exchange Commission nor any state securities regulator has approved or disapproved of these securities or determined if this prospectus is truthful or complete. In addition, the Attorney General of the State of New York has not passed on or endorsed the merits of this offering. Any representation to the contrary is unlawful. The use of forecasts in this offering is prohibited. Any representation to the contrary and any predictions, written or oral, as to the amount or certainty of any present or future cash benefit or tax consequence which may flow from an investment in our shares is not permitted.

	Maximum Aggregate Price to Public	Maximum Selling Commissions		Maximum Dealer Manager Fees		Proceeds to Us Before Expenses(1)
Maximum Offering	$500,000,000	$9,750,000		$12,750,000	(2)		$477,500,000
Class A Shares, Per Share	$11.11	$0.78		$0.33			$10.00
Class T Shares, Per Share(3)	$10.53	$0.21		$0.32			$10.00
Class I Shares, Per Share(3)	$10.00	$—		$—			$10.00
Minimum Offering	$2,000,000		$(2)		$(2)	$
Distribution Reinvestment Plan(4)	$50,000,000	$—		$—			$50,000,000
Class A Shares, Per Share	$10.00	$—		$—			$10.00
Class T Shares, Per Share	$10.00	$—		$—			$10.00
Class I Shares, Per Share	$10.00	$—		$—			$10.00

(1)	The proceeds to us before expenses are calculated without deducting certain organization and offering expenses. The total of the other organization and offering expenses, excluding selling commissions, dealer manager fees and annual distribution and shareholder servicing fees, are estimated to be approximately $7,500,000 if the maximum primary offering amount is sold.

(2)	The maximum and minimum selling commissions and dealer manager fee assume that 5%, 80% and 15% of the gross offering proceeds from the primary offering are from sales of Class A, Class T, and Class I, respectively. The selling commissions are equal to 7.00% and 2.00% of the sale price for Class A and Class T shares, respectively, with discounts available to some categories of investors, and the dealer manager fee is equal to 3.0%, 3.0% and 0% of the sale price for Class A, Class T and Class I shares, respectively, with discounts available to some categories of investors.

(3)	Beginning four full calendar quarters after we satisfy the minimum offering requirement, we will also pay the Managing Dealer an annual distribution and shareholder servicing fee, subject to certain limits, with respect to our Class T and Class I shares (including Class T Shares and Class I shares sold through the distribution reinvestment plan and those received as share distributions) in an annual amount equal to 1.00% and 0.50%, respectively, of our current net asset value per share, as disclosed in our periodic or current reports, payable on a quarterly basis. See “Plan of Distribution.”

(4)	We will not pay selling commissions and dealer manager fees, or reimburse issuer costs, in connection with our shares issued through our distribution reinvestment plan. For participants in the distribution reinvestment plan, distributions paid on Class A shares, Class T shares and Class I shares, as applicable, will be used to purchase Class A shares, Class T shares and Class I shares, respectively.

The date of this prospectus is                     , 2016.

SUITABILITY STANDARDS

Our shares offered through this prospectus are suitable only as a long-term investment for persons of adequate financial means such that they do not have a need for liquidity in this investment. We have established financial suitability standards for initial shareholders in this offering which require that a purchaser of shares have either:

•	a gross annual income of at least $70,000 and a net worth of at least $70,000, or

•	a net worth of at least $250,000.

For purposes of determining the suitability of an investor, net worth in all cases should be calculated excluding the value of an investor’s home, home furnishings and automobiles. In the case of sales to fiduciary accounts, these minimum standards must be met by the beneficiary, the fiduciary account or the donor or grantor who directly or indirectly supplies the funds to purchase the shares if the donor or grantor is the fiduciary.

Our sponsor, those selling shares on our behalf and participating broker-dealers and registered investment advisers recommending the purchase of shares in this offering are required to make every reasonable effort to determine that the purchase of shares in this offering is a suitable and appropriate investment for each investor based on information provided by the investor regarding the investor’s financial situation and investment objectives and must maintain records for at least six years of the information used to determine that an investment in the shares is suitable and appropriate for each investor. In making this determination, your participating broker-dealer, authorized representative or other person selling shares on our behalf will, based on a review of the information provided by you, consider whether you:

•	meet the minimum income and net worth standards established in your state;

•	can reasonably benefit from an investment in our shares based on your overall investment objectives and portfolio structure;

•	are able to bear the economic risk of the investment based on your overall financial situation, including the risk that you may lose your entire investment; and have an apparent understanding of the following:

•	the fundamental risks of your investment;

•	the lack of liquidity of your shares;

•	the restrictions on transferability of your shares;

•	the background and qualification of the Manager and the Sub-Manager; and

•	the tax consequences of your investment.

In purchasing shares, custodians or trustees of employee pension benefit plans or individual retirement accounts, or IRAs, may be subject to the fiduciary duties imposed by the Employee Retirement Income Security Act, or ERISA, or other applicable laws and to the prohibited transaction rules prescribed by ERISA and related provisions of the Internal Revenue Code of 1986, as amended, or the Code. In addition, prior to purchasing shares, the trustee or custodian of an employee pension benefit plan or an IRA should determine that such an investment would be permissible under the governing instruments of such plan or account and applicable law.

Certain states have established suitability requirements that are more stringent than the standards that we have established and described above. Shares will be sold to investors residing in these states only if those investors represent that they meet the additional suitability standards. In each case, these additional suitability standards exclude from the calculation of net worth the value of an investor’s home, home furnishings and personal automobiles.

- i -

- ii -

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we have filed with the United States Securities and Exchange Commission, or the SEC, to register a continuous offering of our shares. Periodically, as we make material investments or have other material developments, we will provide a prospectus supplement or amend this prospectus that may add, update or change information contained in this prospectus. We will endeavor to avoid interruptions in the continuous offering of shares of our limited liability company interests, but may, to the extent permitted or required under the rules and regulations of the SEC, supplement the prospectus or file an amendment to the registration statement with the SEC if we determine to adjust the prices of our shares because our net asset value per share declines or increases from the amount of the net proceeds per share as stated in the prospectus. In addition, we will file an amendment to the registration statement with the SEC on or before such time as the new offering price per share for any of the classes of our shares being offered by this prospectus represents more than a 20% change in the per share offering price of our shares from the most recent offering price per share. While we will attempt to file such amendment on or before such time in order to avoid interruptions in the continuous offering of our shares, there can be no assurance, however, that our continuous offering will not be suspended while the SEC reviews any such amendment and until it is declared effective.

Any statement that we make in this prospectus may be modified or superseded by us in a subsequent prospectus supplement. The registration statement we have filed with the SEC includes exhibits that provide more detailed descriptions of certain matters discussed in this prospectus. You should read this prospectus and the related exhibits filed with the SEC and any prospectus supplement, together with additional information described in the section entitled “Available Information” in this prospectus. In this prospectus, we use the term “day” to refer to a calendar day, and we use the term “business day” to refer to any day other than Saturday, Sunday, a legal holiday or a day on which banks in New York City are authorized or required to close.

You should rely only on the information contained in this prospectus. Neither we nor the Managing Dealer has authorized any other person to provide you with different information from that contained in this prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the Managing Dealer is not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. The information contained in this prospectus is complete and accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or sale of our shares. If there is a material change in the affairs of the company, we will amend or supplement this prospectus.

For information on the suitability standards that investors must meet in order to purchase shares in this offering, see “Suitability Standards.”

PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere in this prospectus, and does not contain all of the information that you may want to consider when making your investment decision. To understand this offering fully, you should read the entire prospectus carefully, including the section entitled “Risk Factors,” before making a decision to invest in our shares.

CNL Strategic Capital, LLC is a Delaware limited liability company formed on August 9, 2016. Unless the context requires otherwise or as otherwise noted, the terms “we,” “us,” “our,” and “the company” refer to CNL Strategic Capital, LLC; the term the “Manager” or “CNL” refers to CNL Strategic Capital Management, LLC; the term the “Sub-Manager” refers to Levine Leichtman Strategic Capital, LLC; the term “LLCP” refers to Levine Leichtman Capital, Partners, Inc., parent company to the Sub-Manager; the term the “Managing Dealer” refers to CNL Securities Corp.; the term “CNL Financial Group” or “CFG” refers to CNL Financial Group, LLC; the term the “Administrator” refers to CNL Strategic Capital Management, LLC; the term the “Sub-Administrator” refers to the Sub-Manager in its capacity as a sub-administrator; the term “shareholder” refers to a holder of shares of the company’s limited liability company interests; the term “LLC Agreement” refers to the company’s limited liability company agreement, a copy of which is filed as an exhibit to the registration statement of which this prospectus is a part.

Q:	Who is CNL Strategic Capital, LLC?

A:	CNL Strategic Capital, LLC is an operating company that seeks to acquire and grow durable, middle-market operating businesses. We target for acquisition businesses that are highly cash flow generative with annual revenues of primarily between $25 million and $500 million. We intend to acquire controlling equity stakes in combination with loan positions in durable and growing middle-market companies. We will seek to partner with management teams that will have a meaningful ownership stake in their business. This business strategy, which has been used by the Sub-Manager over many different business cycles, provides us with a high level of operational control and the opportunity to receive current cash income in the form of periodic interest payments from our loans and cash distributions from our equity ownership in the businesses we acquire. We believe that our business strategy also allows us to partner with management teams that are highly incentivized to support the growth and profitability of our businesses. We will use the global origination networks of the Manager and the Sub-Manager to identify potential acquisitions and management teams that embrace our transaction structure and management philosophy.

Q:	Who is CNL?

A:	We are managed by the Manager, CNL, under a management agreement (the “Management Agreement”) pursuant to which the Manager is responsible for the overall management of our activities. CNL is controlled by CNL Financial Group, a private investment management firm specializing in alternative investment products. Anchored by over 40 years of thoughtful investing in relationships, CNL Financial Group or its affiliates have formed or acquired companies with more than $34 billion in assets. Performance-driven, CNL Financial Group strives to achieve investment returns by identifying emerging trends, accessing capital through its national distribution channels, and investing shareholder capital in a variety of real estate, credit and private capital investment products. Over its history, CNL Financial Group has invested through various market cycles in a broad range of industries, asset classes and geographies. Its sponsorship and management of a wide range of investment programs have fostered experience investing in and lending to companies operating in the retail, restaurant, health care, hotel, leisure, recreation, financial services and insurance industries.

CNL Financial Group’s disciplined investment approach concentrates on underserved, undercapitalized markets. By championing a long-term perspective that concentrates on building partnerships that extend beyond one transaction or one idea, CNL Financial Group has developed a broad network of business relationships, which we will have access to and from which we will benefit. CNL Financial Group partners with prominent investment organizations to provide shareholders access to a distinctive platform of products.

Q:	Who are Levine Leichtman Strategic Capital, LLC and LLCP?

A:	The Manager has engaged the Sub-Manager, Levine Leichtman Strategic Capital, LLC, a wholly-owned subsidiary of LLCP, under a sub-management agreement (the “Sub-Management Agreement”), pursuant to which the Sub-Manager is responsible for the day-to-day management of our assets. LLCP is an asset manager that acquires controlling and minority equity positions in middle-market companies located primarily in United States, or the U.S. Since its inception in 1984, LLCP and its senior executives have managed approximately $7.5 billion of institutional capital, invested in a total of 73 middle-market companies and currently has a team of 54 transactional and supporting professionals. LLCP is managed by six senior executives, Lauren B. Leichtman, Arthur E. Levine, Robert A. Poletti, Stephen J. Hogan, Aaron M. Perlmutter and Michael Weinberg (together, the “LLCP Senior Executives”), who have worked together at LLCP for an average of 20 years and are supported by 28 dedicated acquisition professionals.

LLCP’s strong track record is a result of (i) having a cohesive acquisition team that has successfully acquired and managed middle-market companies through all economic cycles, (ii) executing a differentiated strategy that is attractive to business owners and creates a risk-adjusted capital structure, (iii) providing value-added expertise to its operating companies, and (iv) having an established middle-market presence and experience acquiring and managing middle-market companies. We will benefit from LLCP’s experience and expertise in acquiring U.S. middle-market operating companies.

Q:	How will we identify assets to acquire and make decisions on whether to make such acquisitions?

A:	We believe we will benefit from the Manager’s and the Sub-Manager’s combined business and industry-specific knowledge and experience in the middle-market and the Sub-Manager’s transaction expertise and acquisition capabilities. The Manager and the Sub-Manager are collectively responsible for sourcing potential acquisition and debt financing opportunities, subject to the final approval of the Manager, and monitoring and managing the businesses we acquire and/or finance on an ongoing basis. The Sub-Manager is primarily responsible for analyzing and conducting due diligence on prospective acquisitions and debt financings, as well as the overall structuring of transactions. To facilitate communication and coordination, the Manager and the Sub-Manager intend to hold regular meetings to plan and discuss our business strategy, potential acquisition and financing opportunities, current market developments and strategic goals. We believe that along with the Manager’s and the Sub-Manager’s middle-market expertise, the Manager and the Sub-Manager will provide us with substantial market insight and valuable access to acquisition and financing opportunities. Our board of directors, including a majority of our independent directors, will oversee and monitor the performance of our business.

Q:	Are there any risks involved in an investment in our shares?

A:	Yes, an investment in our shares involves material risks. Investing in our shares may be considered speculative and involves a high degree of risk, including the risk of the loss of your investment. Our shares are illiquid and appropriate only as a long-term investment.

•	We are a new company and have no operating history or established financing sources and may be unable to successfully implement our business and acquisition strategies or generate sufficient cash flow to make distributions to our shareholders.

•	We pay (directly or indirectly) substantial fees and expenses to the Manager, the Sub-Manager and the Managing Dealer, which payments increase the risk that you will not earn a profit on your investment.

•	This offering is initially a “blind pool” offering, and therefore, you will not have the opportunity to evaluate the assets we acquire before we make them, which makes an investment in us more speculative.

•	The amount of any distributions we may pay is uncertain. We may not be able to pay you distributions, or be able to sustain them once we begin declaring distributions, and our distributions may not grow over time. We may pay distributions from any source and there are no limits on the amount of proceeds we may use to fund distributions. If we pay distributions from sources other than cash flow from operations, we will have less funds available for investments, and your overall return may be reduced.

•	Our success will be dependent on the performance of the Manager and the Sub-Manager, but you should not rely on the past performance of the Manager, the Sub-Manager and their respective affiliates as an indication of success.

•	The Manager, the Sub-Manager and their respective affiliates, including our officers and some of our directors will face conflicts of interest including conflicts that may result from compensation arrangements with us and our affiliates, which could result in actions that are not in the best interests of our shareholders.

•	We face risks with respect to the evaluation and management of future acquisitions.

•	If we are unable to raise substantially more than the minimum offering requirement, we will be limited in the number and type of acquisitions we may make, and the value of your investment in us will fluctuate with the performance of the assets we acquire.

•	The shares sold in this offering will not be listed on an exchange or quoted through a quotation system for the foreseeable future, if ever. Therefore, if you purchase shares in this offering, you will have limited liquidity and may not receive a full return of your invested capital if you sell your shares.

•	Commencing with the first full calendar month after the minimum offering requirement is satisfied, the purchase and repurchase price for our shares will generally be based on the net asset value per share of the applicable class on the last date of the prior month and will not be based on any public trading market. While there will be an independent valuation of our assets, the valuation of our assets is inherently subjective, and our net asset value may not accurately reflect the actual price at which our assets could be liquidated on any given day.

•	You will experience substantial dilution in the net tangible book value of your shares equal to the offering costs and other fees associated with your shares.

•	If we were to become taxable as a corporation for U.S. federal income tax purposes, we would be required to pay income tax at corporate rates on our net income and distributions by us to shareholders would constitute dividend income taxable to such shareholders, to the extent of our earnings and profits.

Q:	Will you use leverage?

A:	Yes. We currently expect that we will use leverage. Our target leverage ratio is up to 25% of our gross assets, inclusive of our subsidiaries’ debt and cash. There is, however, no limit on the amount we may borrow with respect to any individual business.

We have also placed limits in our LLC Agreement prohibiting us from borrowing more than 300% of our net assets. We may exceed this limit if a majority of our independent directors approves each borrowing in excess of the limit and we disclose the justification for doing so to our shareholders.

Financing a portion of the acquisition price of our assets will allow us to broaden our business by increasing the funds available for acquisition. Financing a portion of our acquisitions is not free from risk. Using borrowings requires us to pay interest and principal, referred to as “debt service,” all of which decrease the amount of cash available for distribution to our shareholders or other purposes. We may also be unable to refinance the borrowings at maturity on favorable or equivalent terms, if at all, exposing us to the potential risk of loss with respect to assets pledged as collateral for loans. Certain of our borrowings may be floating rate and the effective interest rates on such borrowings will increase when the relevant interest benchmark (e.g., LIBOR) increases.

Q:	What are our competitive strengths?

A:	We believe that the following competitive strengths will enable us to capitalize on the significant acquisition opportunities in the markets we target, including:

•	LLCP’s and the LLCP Senior Executives’ proven track record and 30-year tenure of acquiring businesses in the middle-market;

•	a differentiated acquisition strategy that is attractive to business owners;

•	a strategy that involves partnering with strong management teams;

•	a proactive generation of proprietary deal flow;

•	leveraging the Manager’s and the Sub-Manager’s established middle-market presence;

•	a cohesive team of professionals;

•	a business strategy that involves a tiered transaction review process with acquisition structuring that combines current income and long-term capital appreciation, while protecting invested capital;

•	the Manager’s and the Sub-Manager’s role as active partners to the businesses we acquire and their management teams; and

•	a strategy that provides us the flexibility to make acquisitions with a long-term perspective.

See “Business—Competitive Strengths” beginning on page 69 for more discussion.

Q:	What is the current ownership structure of CNL Strategic Capital, LLC?

A:	The following chart illustrates the general structure and ownership of the company and the management relationship between the Manager, the Sub-Manager and us.(1)

(1)	Please see the disclosure below under “Compensation of The Manager, the Sub-Manager and the Managing Dealer” for a description of the compensation, reimbursements and distributions we contemplate paying (directly or indirectly) to the Manager, the Sub-Manager, the Managing Dealer and other affiliates in exchange for services provided to us. We have entered into an administrative services agreement with the Administrator (the “Administrative Services Agreement”) and the Administrator has entered into a sub-administrative services agreement with the Sub-Administrator (the “Sub-Administrative Services Agreement”). See “Management—Administrative Services.”

Q:	What conflicts of interest exist between us, the Manager, the Sub-Manager and their respective affiliates?

A:	The Manager, the Sub-Manager and their respective affiliates will experience conflicts of interest in connection with the management of our business affairs, including the following:

•	Our executive officers and certain members of our board of directors serve as directors and/or officers of various entities affiliated with the Manager and the Sub-Manager, as applicable.

•	The Manager, the Sub-Manager and their respective affiliates provide services to us.

•	Regardless of the quality of our assets, the services provided to us or whether we pay distributions to our shareholders, the Manager and the Sub-Manager will receive certain fees in connection with its services to us as the Manager and the Sub-Manager, respectively.

•	The agreements between us and the Manager, the Sub-Manager or their respective affiliates are not arm’s length agreements. In addition, as a result of the fact that we have some common management, including on our board of directors, with the Manager and the Sub-Manager, our board of directors may encounter conflicts of interest in enforcing our rights against the Manager, the Sub-Manager and their respective affiliates in the event of a default by, or disagreement with, any of the Manager, the Sub-Manager and their respective affiliates or in invoking powers, rights or options pursuant to any agreement between any of them and us.

•	Commencing with the first full calendar month after the minimum offering requirement is satisfied, our board of directors will calculate our net asset value with assistance from the Manager and the Sub-Manager and, because the base management fee is payable monthly and the base management fee for a certain month is calculated based on the average value of our gross assets at the end of that month and the immediately preceding calendar month, a higher net asset value would result in a higher base management fee to the Manager and the Sub-Manager. We expect to value our assets monthly at fair value as determined in good faith by our board of directors based on input from the Manager, the Sub-Manager, an independent valuation firm engaged by our board of directors and our audit committee. See “Determination of Net Asset Value.”

•	The Manager does not currently manage other clients; however, the Manager is not prohibited from doing so and the Manager may determine it is appropriate for us and one or more other clients managed in the future by the Manager or any of its affiliates to participate in an opportunity. These co-opportunities may give rise to conflicts of interest or perceived conflicts of interest among us and the other clients. The Manager will consider whether the transaction complies with the terms of our LLC Agreement or the partnership or limited liability company agreement of such other programs.

•	The Manager and the Sub-Manager will experience conflicts of interest in connection with the management of our business affairs relating to the allocation of business opportunities by the Manager, the Sub-Manager and their respective affiliates to us and other clients. The Sub-Manager or its affiliates currently manage other clients that have a similar business objective as us. The Sub-Manager will determine which opportunities it presents to us or another client with a similar business objective. The Sub-Manager may determine that an opportunity is more appropriate for another client managed by the Sub-Manager or any of its affiliates than it is for us and present such opportunity to the other client. In certain cases, the Sub-Manager, subject to the final approval of the Manager, may determine it is appropriate for us to participate in an acquisition opportunity alongside one or more other clients managed by the Sub-Manager or any of its affiliates. These co-opportunities may give rise to conflicts of interest or perceived conflicts of interest among us and the other clients. To the extent the Sub-Manager identifies such co-opportunities, the Sub-Manager has developed an allocation policy to ensure that we are treated fairly and equitably. The Sub-Manager and its affiliates will utilize this allocation policy to determine how to allocate opportunities that may be appropriate for us or other of the Sub-Manager’s or its affiliates’ clients. As a result, the Sub-Manager and its affiliates may determine, in its discretion, that it is appropriate to allocate opportunities to other clients in whole or in part as co-opportunities. The Sub-Manager will also consider whether the transaction complies with the terms of our LLC Agreement or the partnership or limited liability company agreement of such other programs. The independent directors of our board of directors will be responsible for oversight of the allocation process, and all transactions involving a question of allocation must be approved by an affirmative vote from the majority of our independent directors.

•	In the event that a co-opportunity does not close and the Sub-Manager and its affiliates accumulate broken deal costs in connection with the co-opportunity, the Sub-Manager and its affiliates will be required to allocate such broken deal costs among us and the other participating accounts. Any such broken deal costs will be allocated in the proportion set forth in a broken deal expense policy of the Sub-Manager, such policy being subject to the approval by our board of directors.

•	Our operating businesses may pay origination and/or transaction fees to the Sub-Manager (and the Manager, as applicable) for services it provides to them. These fees may be received before we realize any gain. The Manager and the Sub-Manager may face conflicts of interest with respect to services performed for our operating businesses, on the one hand, and opportunities recommended to us, on the other hand.

See “Conflicts of Interest and Certain Relationships and Related Party Transactions.”

Q:	How does a “best efforts” offering work?

A:	When securities are offered to the public on a “best efforts” basis, this means that the Managing Dealer is only required to use its best efforts to sell our shares and does not have a firm commitment or obligation to purchase any of the shares we are offering.

Q:	How long will this offering last?

A:	This is a continuous offering of our shares as permitted by the federal securities laws. Subject to requirements under applicable securities laws, we intend to conduct our continuous offering until the third anniversary of the initial effective date of our registration statement under which our shares are being offered and sold. In some states, we will need to renew our registration annually in order to continue offering our shares beyond the initial registration period. Your ability to purchase shares and submit shares for repurchase will not be effected by the expiration of this offering and the commencement of a new one.

Q:	What happens if we do not raise a minimum of $2 million in this offering?

A:	We will not sell any shares unless we sell a minimum of $2 million in our shares in this offering or in separate private placement transactions outside of this offering within one year from the date of this prospectus. Purchases of our shares by our directors, officers and any affiliates of us, the Manager or the Sub-Manager or their affiliates will count toward meeting this minimum threshold.

Pending satisfaction of this minimum offering requirement, all subscription payments will be promptly deposited in an interest bearing account held by the escrow agent, UMB Bank, N.A., in trust for our subscribers’ benefit, pending release to us. If we do not satisfy the minimum offering requirement within one year from the date of this prospectus, we will arrange for our escrow agent to promptly return all funds in the escrow account (including interest), and we will stop offering shares. See “Plan of Distribution.”

Q:	Will you receive a certificate for your shares?

A:	No. Our board of directors has authorized the issuance of shares of our limited liability company interest without certificates. We expect that we will not issue shares in certificated form, although we may decide to issue certificates at such time, if ever, as we list our shares on a national securities exchange. We anticipate that all shares will be issued in book-entry form only. The use of book-entry registration protects against loss, theft or destruction of share certificates and reduces the offering costs.

Q:	Who can buy shares in this offering?

A:	In general, you may buy shares pursuant to this prospectus if you have either (1) a gross annual income of at least $70,000 and a net worth of at least $70,000, or (2) a net worth of at least $250,000. For this purpose, net worth does not include your home, home furnishings and automobiles. See “Suitability Standards.”

Q:	For whom may an investment in our shares be appropriate?

A:	An investment in our shares may be appropriate for you if you:

•	meet the minimum suitability standards described above under “Suitability Standards;”

•	seek to receive current income through regular distribution payments;

•	wish to obtain the potential benefit of long-term capital appreciation; and

•	are able to hold your shares as a long-term investment and do not need liquidity from your investment quickly in the near future.

We cannot assure you that an investment in our shares will allow you to realize any of these objectives. An investment in our shares is only intended for investors who do not need the ability to sell their shares quickly in the future since we are not obligated to repurchase any of our shares and may choose to repurchase only some, or even none, of the shares that have been requested to be repurchased in any particular month in our discretion, and the opportunity to have your shares repurchased under our share repurchase program may not always be available. See “Share Repurchase Program.”

Q:	What is the purchase price for each share and how will you communicate changes to the purchase price for each share?

A:	The initial per share public offering price for shares will be $11.11 per Class A share, $10.53 per Class T share and $10.00 per Class I share. Commencing with the first full calendar month after the minimum offering requirement is satisfied, our board of directors will determine our net asset value for each class of our shares on a monthly basis. Although the transaction price will generally be based on our prior month’s net asset value per share, such prior month’s net asset value may be significantly different from the current net asset value per share of the applicable class of shares as of the date on which your purchase or repurchase occurs. To the extent that our net asset value per share for a class of shares on the most recent valuation date materially increases above or decreases below our net proceeds per share for such class of shares as stated in this prospectus, our board of directors may adjust the offering prices of such classes of shares and we may offer shares at a price that we believe reflects the net asset value per share of such class of shares more appropriately than the prior month’s net asset value per share (including by updating a previously disclosed offering price) or suspend our offering and/or our share repurchase program in cases where we believe there has been a material change (positive or negative) to our net asset value per share for a class of shares since the end of the prior month.

We will file a prospectus supplement or post-effective amendment to the registration statement with the SEC disclosing the adjusted offering prices and the effective date of such adjusted offering prices, and we will also post the updated information on our website at www.cnlstrategiccapital.com. If the new offering price per share for any of the classes of our shares being offered by this prospectus represents more than a 20% change in the per share offering price of our shares from the most recent offering price per share, we will file an amendment to the registration statement with the SEC to be declared effective by the SEC. We will attempt to file the amendment on or before such time in order to avoid interruptions in the continuous offering of our shares; however, there can be no assurance that our continuous offering will not be suspended while the SEC reviews any such amendment and until it is declared effective. Investors may not know the purchase price per share at the time they submit their subscription agreements and could receive fewer shares than anticipated if our board of directors determines to increase the offering price. See “Determination of Net Asset Value” and “Plan of Distribution.”

Q:	What is the difference between the Class A, Class T and Class I shares being offered?

A:	We are offering three classes of shares to provide investors with more flexibility in making their investment in us. All investors can choose to purchase shares of Class A or Class T shares in the offering, while Class I shares are only available to investors purchasing through certain registered investment advisors. Each of our shares, regardless of class, will be entitled to one vote per share on matters presented to the shareholders for approval. The differences between the classes relate to the sales load and shareholder fees payable in respect of each class. Specifically, we will pay a selling commission of up to 7.00% and pay the Managing Dealer a fee equal to 3.00% of the sale price for each Class A share sold in the offering. For Class T shares sold in the offering, we will pay a selling commission of up to 2.00% and pay the Managing Dealer a fee equal to 3.00% of the sale price for each Class T share sold in the offering. We will not pay a selling commission with respect to Class I shares. Subject to, among other things, the 10% limit on total underwriting compensation, beginning four full calendar quarters after we satisfy the minimum offering requirement, we will also pay the Managing Dealer an annual distribution and shareholder servicing fee, subject to certain limits, with respect to our Class T and Class I shares (including Class T Shares and Class I shares sold through the distribution reinvestment plan and those received as share distributions) in an annual amount equal to 1.00% and 0.50%, respectively, of our current net asset value per share, as disclosed in our periodic or current reports, payable on a quarterly basis.

In determining which class of shares you are eligible to purchase, you should consult with your investment or financial advisor and consider, among other factors, the amount of your investment, the anticipated length of time you intend to hold our shares assuming you are able to redeem, transfer or otherwise dispose of your shares, the applicable sales load and/or on-going distribution and servicing fees with a particular class, your investment objective, investment account type, or the existence of applicable volume or other discounts. See “Summary of Our LLC Agreement—Classes of Shares” and “Plan of Distribution” for a discussion of the differences between our classes of shares.

Q:	What are the fees that we pay to the Manager, the Sub-Manager, their respective affiliates and the Managing Dealer in connection with this offering?

A:	There are three types of fees that you will incur. First, for Class A shares and Class T shares, there are shareholder transaction expenses that are a one-time up-front fee calculated as a percentage of the public offering price. Second, for Class T shares and Class I shares, there are ongoing distribution and shareholder servicing fees that are calculated as a percentage of net asset value. Third, we also will incur various recurring expenses, including the management fees and incentive fees that are payable under the Management Agreement and administrative costs that are payable under the Administrative Services Agreement between us and CNL and the Sub-Administrative Services Agreement between CNL and the Sub-Manager. They are applicable to all of our share classes. See “Compensation of the Manager, the Sub-Manager and the Managing Dealer.” In addition, the Sub-Manager and the Manager, as applicable, may receive origination and transaction fees from the businesses we acquire. See “Management—Sub-Management Agreement—Origination Fees” and “Management—Sub-Management Agreement—Transaction Fees.”

Q:	If I buy shares, will I receive distributions and how often?

A:	Subject to our board of director’s discretion and applicable legal restrictions, our board of directors intends to declare cash distributions on a weekly basis after the minimum offering requirement is met and we intend to pay such distributions on a monthly basis. However, there can be no assurance that we will pay distributions at a specific rate or at all. Distributions will be paid out of funds legally available. See “Distribution Policy.”

Q:	How do I subscribe for shares?

A:	We intend to schedule weekly closings on subscriptions received and accepted by us. If you meet the suitability standards and choose to purchase shares in this offering, you should proceed as follows:

•	Read this entire prospectus and all appendices and supplements accompanying this prospectus.

•	Complete the execution copy of the subscription agreement. A specimen copy of the subscription agreement, including instructions for completing it, is included in this prospectus as Appendix B. By signing the subscription agreement, you will be making the representations and warranties contained in the subscription agreement and you will be bound by all of the terms of the subscription agreement and of our LLC Agreement.

•	Deliver a check for the full purchase price of the shares being subscribed for along with the completed subscription agreement to your participating broker-dealer. You should make your check payable to “UMB Bank, N.A., Escrow Agent for CNL Strategic Capital, LLC.” After you have satisfied the applicable minimum purchase requirement of $5,000, additional purchases must be in amounts of at least $500, except for purchases made pursuant to our distribution reinvestment plan.

•	By executing the subscription agreement and paying the total purchase price for the shares subscribed for, each investor attests that he or she meets the suitability standards as stated in the subscription agreement and agrees to be bound by all of its terms.

Subscriptions will be effective only upon our acceptance, and we reserve the right to reject any subscription in whole or in part. We schedule weekly closings for subscriptions to our shares. However, there is no assurance that your subscription will close on the next succeeding week following your subscription date. After we have met our minimum offering requirement, funds received in connection with a subscription will be placed in a non-interest-bearing escrow account pending closing. We are not permitted to accept a subscription for shares of our common stock until at least five (5) business days after the date you receive this prospectus. Subscriptions will be accepted or rejected within thirty (30) calendar days of receipt by us. If your subscription is rejected, all subscription funds will be returned to you, without deduction for any expenses, within ten (10) business days from the date the subscription is rejected. Investors will receive a confirmation of their purchase. See “Plan of Distribution.”

Q:	If you buy shares in this offering, how may you later sell them?

A:	We do not intend to list our shares on a securities exchange during the offering period and do not expect a public market to develop for our shares in the foreseeable future. Because of the lack of a trading market for our shares, shareholders may not be able to sell their shares promptly or at a desired price. If you are able to sell your shares, you may have to sell them at a discount to the purchase price of your shares.

Beginning no later than four full calendar quarters from the date that we satisfy the minimum offering requirement, and at the discretion of our board of directors, we intend to commence a share repurchase program in which we intend to repurchase, in each quarter, up to 2.5% of the weighted average number of shares outstanding in the prior four calendar quarters. We intend to limit the number of shares to be repurchased during any calendar year to the number of shares we can repurchase with the proceeds we receive from the sale of shares under our distribution reinvestment plan, although at the discretion of our board of directors, we may also use cash on hand, cash available from borrowings, and cash from the sale of assets as of the end of the applicable period to repurchase shares. Our board of directors may amend, suspend or terminate the share repurchase program upon 15 days’ notice. All shares purchased by us pursuant to the terms of each repurchase will be retired and thereafter will be authorized and unissued shares. See “Share Repurchase Program.”

Q:	Will there be a liquidity event for shareholders?

A:	Our board of directors intends to contemplate a liquidity event for our shareholders within eight years from the completion of this offering. A liquidity event could include (i) a listing of our shares on a national securities exchange; (ii) a merger or other transaction approved by our board of directors in which our shareholders will receive cash or shares of another publicly traded company; or (iii) a sale of all or substantially all of our assets, either on a complete portfolio basis or individually, followed by a liquidation. However, there can be no assurance that we will complete a liquidity event within such time or at all. To provide limited, interim liquidity to our shareholders, beginning no later than four full calendar quarters from the date that we satisfy the minimum offering requirement, and at the discretion of our board of directors, we intend to conduct quarterly share repurchases. This will be the only method that we will offer to our shareholders to obtain liquidity prior to a liquidity event. See “Share Repurchase Program” and “Liquidity Strategy.”

Q:	Is there any minimum initial investment required?

A:	Yes. To purchase shares in this offering, you must make an initial purchase of at least $5,000. Once you have satisfied the minimum initial purchase requirement, any additional purchases of our shares in this offering must be in amounts of at least $500, except for additional purchases pursuant to our distribution reinvestment plan. See “Plan of Distribution.”

Q:	Can I invest through my IRA, SEP or after-tax deferred account?

A:	Yes, subject to the suitability standards. An approved trustee must process and forward to us subscriptions made through IRAs, Keogh plans and 401(k) plans. In the case of investments through IRAs, Keogh plans and 401(k) plans, we will send the confirmation and notice of our acceptance to the trustee. Please be aware that in purchasing shares, custodians or trustees of employee pension benefit plans or IRAs may be subject to the fiduciary duties imposed by ERISA or other applicable laws and to the prohibited transaction rules prescribed by ERISA and related provisions of the Code. In addition, prior to purchasing shares, the trustee or custodian of an employee pension benefit plan or an IRA should determine that such an investment would be permissible under the governing instruments of such plan or account and applicable law. See “Suitability Standards” for more information.

While tax-exempt organizations generally are exempt from U.S. federal, state and local income taxation, tax-exempt shareholders may be subject to such taxation on their share of unrelated business taxable income, which generally includes income or gain derived (either directly or through a partnership) from a trade or business, the conduct of which is substantially unrelated to the exercise or performance of the organization’s exempt purpose or function. See “Certain U.S. Federal Income Tax Consequences—Tax Exempt Organizations” for more information.

Q:	How will the payment of fees and expenses affect my invested capital?

A:	The payment of fees and expenses will reduce the funds available to us to execute our business strategy as well as funds available for distribution to shareholders. The payment of fees and expenses will also reduce the value of your shares. For a summary of the fees and expenses that we will incur, see “Compensation of the Manager, the Sub-Manager and the Managing Dealer.”

Q:	Will the distributions I receive be taxable?

A:	As discussed below, we are characterized as a partnership for U.S. federal income tax purposes. As a partnership, our U.S. shareholders (as defined in “Certain U.S. Federal Income Tax Consequences”) will be allocated their respective share of our items of income gain, loss, deduction and credit on an annual basis whether or not actual cash distributions are made by us. Accordingly, non-liquidating distributions on our shares generally will not be taxable to a U.S. shareholder, except to the extent that the cash the U.S. shareholder receives exceeds its adjusted tax basis in the shares. Cash distributions in excess of a U.S. shareholder’s adjusted tax basis in the shares generally will be treated as gain from the sale or exchange of the shares. See “Certain U.S. Federal Income Tax Consequences.”

Q:	When will I get my detailed tax information?

A:	Because we will file a partnership return, tax information will be reported to investors on an IRS Schedule K-1 for each calendar year as soon as reasonably practicable after the end of each such year, but no later than 90 days after the end of such year. Each K-1 provided to a holder of shares will set forth the holder’s share of our items of income, gain, deduction, loss and credit for such year in a manner sufficient for a shareholder to complete its tax return with respect to its investment in the shares.

Q:	What is the impact of being an “emerging growth company”?

A:	We qualify as an “emerging growth company” pursuant to the provisions of the Jumpstart Our Business Startups Act, or the JOBS Act, enacted on April 5, 2012. For as long as we are an “emerging growth company,” we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies,” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding advisory “say-on-pay” votes on executive compensation and shareholder advisory votes on golden parachute compensation. Although these exemptions will be available to us, we do not expect these exemptions to have a material impact on our public reporting and disclosure. Because we are not a “large accelerated filer” or an “accelerated filer” under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and will not be so for so long as our shares are not traded on a securities exchange, we are not subject to the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act. In addition, because we have no employees, we do not have any executive compensation or golden parachute payments to report in our periodic reports and proxy statements.

Under the JOBS Act, we will remain an “emerging growth company” until the earliest of:

•	the last day of the fiscal year during which we have total annual gross revenues of $1 billion or more;

•	the last day of the fiscal year following the fifth anniversary of the completion of this offering;

•	the date on which we have, during the previous three-year period, issued more than $1 billion in non-convertible debt; and

•	the date on which we are deemed to be a “large accelerated filer” under the Exchange Act. We will qualify as a large accelerated filer as of the first day of the first fiscal year after we have (i) more than $700 million in outstanding common equity held by our non-affiliates as of the last day of our most recently completed second fiscal quarter, (ii) been a public company for at least 12 months and (iii) filed at least one annual report with the SEC. The value of our outstanding common equity will be measured each year on the last day of our second fiscal quarter.

The JOBS Act also provides that an “emerging growth company” can utilize the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended, or the Securities Act, for complying with new or revised accounting standards. However, we are choosing to opt out of that extended transition period, and, as a result, we will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for companies that are not “emerging growth companies.” Section 107 of the JOBS Act provides that our decision to opt out of the extended transition period for complying with new or revised accounting standards is irrevocable.

Q:	Are there any Investment Company Act of 1940 considerations?

A:	We intend to conduct our operations directly and through wholly- or majority-owned subsidiaries, so that the company and each of its subsidiaries do not fall within, or are excluded from, the definition of an “investment company” under the Investment Company Act of 1940, as amended, or the Investment Company Act. Under Section 3(a)(1)(A) of the Investment Company Act, a company is deemed to be an “investment company” if it is, or holds itself out as being, engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting or trading in securities. Under Section 3(a)(1)(C) of the Investment Company Act, a company is deemed to be an “investment company” if it is engaged, or proposes to engage, in the business of investing, reinvesting, owning, holding or trading in securities and owns or proposes to acquire “investment securities” having a value exceeding 40% of the value of its total assets (exclusive of U.S. Government securities and cash items) on an unconsolidated basis, which we refer to as the “40% test.” Excluded from the term “investment securities,” among other instruments, are U.S. Government securities and securities issued by majority-owned subsidiaries that are not themselves investment companies and are not relying on the 3(c)(1) or 3(c)(7) of the Investment Company Act.

We intend to conduct our operations so that the company is not required to register as an investment company. We are organized as a holding company that conducts our business primarily through our wholly- and majority-owned subsidiaries. We intend to conduct operations so that we and most of our subsidiaries will comply with the 40% test and no more than 40% of the assets of those subsidiaries will consist of investment securities (exclusive of U.S. Government securities and cash items) on an unconsolidated basis. We intend to monitor our holdings on an ongoing basis and in connection with each of our acquisitions and underlying business of our wholly- and majority-owned subsidiaries to determine compliance with this test. We expect that most, if not all, of our wholly-owned and majority-owned subsidiaries will be outside the definitions of investment company under Section 3(a)(1)(A) and Section 3(a)(1)(C) or relying on an exception from the definition of investment company other than the exceptions under Section 3(c)(1) and Section 3(c)(7) of the Investment Company Act. Consequently, interests in these subsidiaries (which are expected to constitute most, if not all, of our assets) generally will not constitute “investment securities.” Accordingly, we believe that we will not be considered an investment company under Section 3(a)(1)(C) of the Investment Company Act. In addition, we believe we will not be considered an investment company under Section 3(a)(1)(A) of the Investment Company Act because we will not engage primarily or hold ourselves out as being engaged primarily in the business of investing, reinvesting or trading in securities. Rather, through our wholly-owned or majority-owned subsidiaries, we are primarily engaged in the non-investment company businesses of these subsidiaries. We intend to be integrally involved with the businesses of our wholly- or majority-owned subsidiaries. Through the Manager and the Sub-Manager, we intend to add value where appropriate by offering management teams sophisticated financial and strategic advice while respecting their operating autonomy. We intend to monitor the critical success factors of our business operations on a daily/weekly basis and intend to meet monthly with senior management of our wholly- or majority-owned subsidiaries in an operating committee environment to discuss the respective companies’ strategic, financial and operating performance. Through the Manager and the Sub-Manager, we will manage the holdings and businesses of our wholly- or majority-owned subsidiaries and assist senior management in the following areas: (i) strategic direction and planning, (ii) introductions to acquisition opportunities and new business contacts, (iii) follow-on growth and acquisition capital, (iv) capital market strategies and execution and (v) optimization of working capital. We believe that the Manager’s and the Sub-Manager’s proactive assistance to our operating companies will protect our assets and will create attractive risk-adjusted returns for our shareholders.

The determination of whether an entity is a majority-owned subsidiary of us is made by us. The Investment Company Act defines a majority-owned subsidiary of a person as a company 50% or more of the outstanding voting securities of which are owned by such person, or by another company which is a majority-owned subsidiary of such person. The Investment Company Act further defines voting securities as any security presently entitling the owner or holder thereof to vote for the election of directors of a company. We treat companies in which we own at least a majority of the outstanding voting securities as majority-owned subsidiaries for purposes of the 40% test. We have not requested the SEC to approve our treatment of any company as a majority-owned subsidiary and the SEC has not done so. If the SEC, or its staff, were to disagree with our treatment of one of more companies as majority-owned subsidiaries, we would need to adjust our strategy and our assets in order to continue to pass the 40% test. Any such adjustment in our strategy could have a material adverse effect on us.

A change in the value of our assets could cause us or one or more of our wholly- or majority-owned subsidiaries to fall within the definition of “investment company” and negatively affect our ability to maintain our exemption from regulation under the Investment Company Act. To avoid being required to register the company or any of its subsidiaries as an investment company under the Investment Company Act, we may be unable to sell assets we would otherwise want to sell and may need to sell assets we would otherwise wish to retain. In addition, we may have to acquire additional income- or loss-generating assets that we might not otherwise have acquired or may have to forgo opportunities to acquire interests in companies that we would otherwise want to acquire and would be important to our business strategy.

If we become obligated to register the company or any of its subsidiaries as an investment company, the registered entity would have to comply with a variety of substantive requirements under the Investment Company Act imposing, among other things:

•	limitations on capital structure;

•	restrictions on specified investments;

•	prohibitions on transactions with affiliates; and

•	compliance with reporting, record keeping, voting, proxy disclosure and other rules and regulations that would significantly change our operations.

If we were required to register the company as an investment company but failed to do so, we would be prohibited from engaging in our business, and criminal and civil actions could be brought against us. In addition, our contracts would be unenforceable unless a court required enforcement, and a court could appoint a receiver to take control of us and liquidate our business, all of which would have a material ad verse effect on us.

Q:	Are there any restrictions on the transfer of shares?

A:	Subject to the restrictions in our LLC Agreement, our shares will be freely transferable, except where their transfer is restricted by federal and state tax laws, securities laws or by contract. We will not charge for transfers of shares except for necessary and reasonable costs actually incurred by us. See “Summary of Our LLC Agreement—Transfer of Our Shares—Restrictions on the Transfer of Shares and Withdrawal” for a detailed description of the transfer restrictions on our shares.

Q:	Who can help answer my questions?

A:	If you have more questions about the offering or if you would like additional copies of this prospectus, you should contact your registered representative or us by mail at Shareholder Services, CNL Strategic Capital, LLC, 450 S. Orange Ave., Orlando, FL 32801, or by telephone at 866-650-0650.

RISK FACTORS

Investing in our shares involves a number of significant risks. In addition to the other information contained in this prospectus, you should consider carefully the following information before making an investment in our shares. If any of the following events occur, our business, financial condition and results of operations could be materially and adversely affected. In such case, the value of our shares could decline, and you may lose part or all of your investment.

Risks Related to This Offering and Our Shares

The offering prices may change on a monthly basis and investors may not know the offering price when they submit their subscription agreements.

The offering prices for our classes of shares may change on a monthly basis and investors will need to determine the price by checking our website at www.cnlstrategiccapital.com or reading a supplement to our prospectus. In addition, if there are issues processing an investor’s subscription, the offering price may change prior to the acceptance of such subscription. Therefore, investors may not know the purchase price per share at the time they submit their subscription agreements and could receive fewer shares than anticipated if our board of directors determines to increase the offering price. See “Determination of Net Asset Value—Net Asset Value Determinations in Connection with this Continuous Offering.”

Purchases of our shares in this offering or in separate private placement transactions outside of this offering by our officers, our board of directors, the Manager, the Sub-Manager and their respective affiliates should not influence the investment decisions of independent, unaffiliated investors.

Purchases of shares in this offering or in separate private placement transactions outside of this offering by our officers, board of directors, the Manager, the Sub-Manager and their respective affiliates will count toward satisfaction of the minimum offering requirement. However, there are no written or other binding commitments with respect to the acquisition of our shares by these parties, and there can be no assurance as to the amount, if any, of our shares these parties may acquire in the offering. Any shares purchased by directors, officers and other affiliates of ours will be purchased for investment purposes only. The investment decisions made by any such directors, officers or affiliates should not influence your decision to invest in our shares, and you should make your own independent investment decision concerning the risks and benefits of an investment in our shares.

This offering is initially a “blind pool” offering, and therefore, you will not have the opportunity to evaluate the assets we acquire before we make them, which makes an investment in us more speculative.

This offering is initially a “blind pool” offering because we do not currently engage in any business or own any assets and further, neither we nor the Manager or the Sub-Manager has presently identified any assets we may acquire with the proceeds of this offering. As a result, we are not able to provide you with information to evaluate the economic merit of the acquisitions we intend to make prior to our making them and you will be relying entirely on the ability of the Manager, the Sub-Manager and our board of directors to select or approve, as the case may be, such acquisitions. Additionally, the Manager and the Sub-Manager, subject to oversight by our board of directors, will have broad discretion to review, approve, and oversee our business and acquisition policies, to evaluate our acquisition opportunities and to structure the terms of such acquisitions and you will not be able to evaluate the transaction terms or other financial or operational data concerning such acquisitions. Because of these factors, this offering may entail more risk than other types of offerings. We expect that our board of directors will also delegate broad discretion to both of the Manager and Sub-Manager to implement our business and acquisitions strategies, which may include delegation of the duty to approve certain decisions consistent with the business and acquisition policies approved by our board, our board’s fiduciary duties and securities laws. This additional risk may hinder your ability to achieve your own personal investment objectives related to portfolio diversification, risk-adjusted returns and other objectives.

Since this is a “best-efforts” offering, there is neither any requirement, nor any assurance, that more than the minimum offering amount will be raised.

This is a “best-efforts,” as opposed to a “firm commitment” offering. This means that the Managing Dealer is not obligated to purchase any shares, but has only agreed to use its “best efforts” to sell the shares to investors. So long as the minimum offering requirement is met, these proceeds may be released from escrow to us and used by us for acquisitions, operations and the other purposes described generally in this prospectus.

There is no requirement that any shares above the minimum offering requirement be sold, and there is no assurance that any shares above the minimum offering requirement will be sold. Thus, aggregate gross proceeds from the offering made by this prospectus could be as low as $2.0 million. This would result in a relatively small amount of net offering proceeds available for acquisitions and would limit flexibility in implementation of our business plans and result in minimal, if any, diversification in our assets.

As a general matter, at any point during the offering of our shares after the minimum offering requirement is met, there can be no assurance that more shares will be sold than have already been sold. Accordingly, investors purchasing such shares should not assume that the number of shares sold, or gross offering proceeds received, by us will be greater than the number of shares sold or the gross offering proceeds received by us to that point in time. No investor should assume that we will sell the maximum offering made by this prospectus, or any other particular offering amount. See “Plan of Distribution” and “Estimated Use of Proceeds.”

If we are unable to raise substantially more than the minimum offering requirement, we will be limited in the number and type of acquisitions we may make, and the value of your investment in us will fluctuate with the performance of the assets we acquire.

The amount of proceeds we raise in this offering may be substantially less than the amount we would need to implement and execute our business strategy. If we are unable to raise substantially more than the minimum offering amount, we will make fewer acquisitions resulting in less diversification in terms of the number of assets owned and the types of assets that we acquire. In such event, the likelihood of our profitability being affected by the performance of any one of our assets will increase. Your investment in our shares will be subject to greater risk to the extent that we lack asset diversification. In addition, our inability to raise substantial funds would increase our fixed operating expenses as a percentage of gross income, and our financial condition and ability to pay distributions could be adversely affected.

Investors may wait up to one year before receiving their shares or a refund of their money if the minimum offering is not achieved.

Until the minimum offering requirement is met, investors will not receive their shares. If at least $2 million in shares have not been sold within one year from the date of this prospectus, we will terminate this offering. If the minimum offering is sold within one year, investors will receive their shares plus the applicable interest on their subscription monies at the time of closing. If the offering is terminated, investors will have their money promptly refunded with interest. See “Plan of Distribution.”

The shares sold in this offering will not be listed on an exchange or quoted through a quotation system for the foreseeable future, if ever. Therefore, if you purchase shares in this offering, you will have limited liquidity and may not receive a full return of your invested capital if you sell your shares.

The shares offered by us are illiquid assets for which there is not expected to be any secondary market nor is it expected that any will develop in the future. Your ability to transfer your shares is limited. Pursuant to our LLC Agreement, we have the discretion under certain circumstances to prohibit transfers of shares, or to refuse to consent to the admission of a transferee as a shareholder. See “Summary of Our LLC Agreement—Transfer of Our Shares—Restrictions on the Transfer of Shares and Withdrawal.” Moreover, you should not rely on our share repurchase program as a method to sell shares promptly because our share repurchase program includes numerous restrictions that limit your ability to sell your shares to us, and our board of directors may amend, suspend or terminate our share repurchase program without giving you advance notice. We will notify our shareholders of such developments: (i) in our quarterly reports or (ii) by means of a separate mailing to our shareholders, accompanied by disclosure in a current or periodic report. In particular, if we determine to repurchase shares, at no time during a 12 month period may the aggregate number of shares of any class we repurchase exceed 10% of the weighted average aggregate number of Class A, Class T or Class I shares, respectively, of our outstanding shares over such 12 month period. In addition, we will limit repurchases in each fiscal quarter to 2.5% of the weighted average number of shares outstanding in the prior four fiscal quarters. See “Share Repurchase Program” for a description of our share repurchase program. Therefore, it will be difficult for you to sell your shares promptly or at all. If you are able to sell your shares, you may only be able to sell them at a substantial discount for the price you paid. Investor suitability standards imposed by certain states may also make it more difficult to sell your shares to someone in those states. The shares should be purchased as a long-term investment only.

Our board of directors intends to contemplate a liquidity event for our shareholders within eight years from the completion of this offering; however, our board of directors is under no obligation to pursue or complete any particular liquidity event during this timeframe or otherwise. We expect that our board of directors, in the exercise of its fiduciary duty to our shareholders, will decide to pursue a liquidity event when it believes that then-current market conditions are favorable for a liquidity event, and that such an event is in the best interests of our shareholders. There can be no assurance that a suitable transaction will be available or that market conditions for a transaction will be favorable during that timeframe. A liquidity event could include (i) a listing of our shares on a national securities exchange; (ii) a merger or other transaction approved by our board of directors in which our shareholders will receive cash or shares of another publicly traded company; or (iii) a sale of all or substantially all of our assets, either on a complete portfolio basis or individually, followed by a liquidation. However, there can be no assurance that we will complete a liquidity event within such time or at all.

In making the decision to apply for listing of our shares, our directors will try to determine whether listing our shares or liquidating our assets will result in greater value for our shareholders. In making a determination of what type of liquidity event is in the best interest of our shareholders, our board of directors, including our independent directors, may consider a variety of criteria, including, but not limited to, market conditions, asset diversification and performance, our financial condition, potential access to capital as a listed company, market conditions for the sale of our assets or listing of our shares and the potential for shareholder liquidity. If our shares are listed, we cannot assure you a public trading market will develop. Since a portion of the offering price from the sale of shares in this offering will be used to pay expenses and fees, the full offering price paid by shareholders will not be invested in the assets we seek to acquire. As a result, even if we do complete a liquidity event, you may not receive a return of all of your invested capital.

We established the offering price for our shares on an arbitrary basis, and the offering price may not accurately reflect the value of our assets.

The initial price of our shares was established on an arbitrary basis and is not based on the amount or nature of our assets or our book value. This price may not be indicative of the price at which shares would trade if they were listed on an exchange or actively traded by brokers nor of the proceeds that a shareholder would receive if we were liquidated or dissolved or of the value of our assets at the time you purchase shares.

Moreover, commencing with the first full calendar month after the minimum offering requirement is satisfied, our board of directors will determine our net asset value for each class of our shares on a monthly basis. To the extent that our net asset value per share for a class of shares on the most recent valuation date materially increases above or decreases below our net proceeds per share for such class of shares as stated in this prospectus, our board of directors may adjust the offering prices of such classes of shares and we may offer shares at a price that we believe reflects the net asset value per share of such class of shares more appropriately than the prior month’s net asset value per share (including by updating a previously disclosed offering price) or suspend our offering and/or our share repurchase program in cases where we believe there has been a material change (positive or negative) to our net asset value per share for a class of shares since the end of the prior month. Future offering prices will take into consideration other factors such as selling commissions, dealer manager fees, annual distribution and shareholder servicing fees and organization and offering expenses so the offering price will not be the equivalent of the value of our assets.

Purchases and repurchases of our shares will not always be made based on the current net asset value per share of our shares.

Generally, our offering price per share and the price at which we make repurchases of our shares will equal the net asset value per share of the applicable class on the last day of the month immediately prior to the initiation of each repurchase. The net asset value per share as of the date on which you make your subscription request or repurchase request may be significantly different than the offering price you pay or the repurchase price you receive. In addition, we may offer and repurchase shares at a price that we believe reflects the net asset value per share of such share more appropriately than the prior month’s net asset value per share, including by updating a previously disclosed offering price, in cases where we believe there has been a material change (positive or negative) to our net asset value per share for a class of shares since the end of the prior month. In such cases, the offering price and repurchase price will not equal our net asset value per share as of any time.

Valuations and appraisals of our assets are estimates of fair value and may not necessarily correspond to realizable value.

Our board of directors, with assistance from the Manager and the Sub-Manager, is ultimately responsible for determining in good faith the fair value of our assets for which market quotations are not readily available. Our board of directors, including a majority of our independent directors and our audit committee, has adopted valuation procedures that provide for methodologies to be used to determine the fair value of our assets for purposes of our net asset value calculation. Our board of directors will make this determination on a monthly basis and any other time when a decision is required regarding the fair value of our assets. Our board of directors has retained an independent valuation firm to assist the Manager and the Sub-Manager in preparing their recommendations with respect to our board of directors’ determination of the fair values of assets for which market quotations are not readily available. With respect to such assets, our board of directors has approved a valuation process to be followed. For a discussion of this process, see “Determination of Net Asset Value.”

Within the parameters of our valuation procedures, the valuation methodologies used to value our assets will involve subjective judgments and projections and may not be accurate. Valuation methodologies will also involve assumptions and opinions about future events, which may or may not turn out to be correct. Valuations of our assets will be only estimates of fair value. Ultimate realization of the value of an asset depends to a great extent on economic, market and other conditions beyond our control and the control of the Manager, the Sub-Manager and our independent valuation firm. Further, valuations do not necessarily represent the price at which an asset would sell, since market prices of assets can only be determined by negotiation between a willing buyer and seller. As such, the carrying value of an asset may not reflect the price at which the asset could be sold in the market, and the difference between carrying value and the ultimate sales price could be material. In addition, accurate valuations are more difficult to obtain in times of low transaction volume because there are fewer market transactions that can be considered in the context of the valuation. There will be no retroactive adjustment in the valuation of such assets, the offering price of our shares, the price we paid to repurchase shares or net asset value-based fees we paid to the Manager, the Sub-Manager or the Managing Dealer to the extent such valuations prove to not accurately reflect the realizable value of our assets. Because the price you will pay for our shares in this offering, and the price at which your shares may be repurchased by us pursuant to our share repurchase program are generally based on our prior month’s net asset value per share, you may pay more than realizable value or receive less than realizable value for your investment.

Our net asset value per share amounts may change materially if the valuations of our assets materially change from prior valuations or the actual operating results for a particular month differ from what we originally budgeted for that month.

When the valuations of our assets are reflected in our net asset value calculations, there may be a material change in our net asset value per share amounts for each class of our shares from those previously reported. In addition, actual operating results for a given month may differ from what we originally budgeted for that month, which may cause a material increase or decrease in the net asset value per share amounts. We will not retroactively adjust the net asset value per share of each class reported for the previous month. Therefore, because a new monthly valuation may differ materially from the prior valuation or the actual results from operations may be better or worse than what we previously budgeted, the adjustment to reflect the new valuation or actual operating results may cause the net asset value per share for each class of our shares to increase or decrease, and such increase or decrease will occur on the day the adjustment is made.

It may be difficult to reflect, fully and accurately, material events that may impact our monthly net asset value.

Our board of directors, including a majority of our independent directors and our audit committee, has adopted valuation procedures that provide for the methodologies to be used to determine the fair value of our assets for purposes of our net asset value calculation. Our board of directors’ determination of our monthly net asset value per share will be based on these valuation procedures. As a result, our published net asset value per share in any given month may not fully reflect any or all changes in value that may have occurred since the most recent valuation. Our board of directors, with assistance from the Manager and the Sub-Manager, will determine, in good faith, the fair value of our assets for which market quotations are not readily available. However, it may be difficult to reflect fully and accurately rapidly changing market conditions or material events that may impact the value of assets or liabilities between valuations, or to obtain quickly complete information regarding any such events. As a result, the net asset value per share may not reflect a material event until such time as sufficient information is available and analyzed, and the financial impact is fully evaluated, such that our net asset value may be appropriately adjusted in accordance with our valuation procedures. Depending on the circumstance, the resulting potential disparity in our net asset value may be in favor of either shareholders who repurchase their shares, or shareholders who buy new shares, or existing shareholders.

The amount of any distributions we may pay is uncertain. We may not be able to pay you distributions, or be able to sustain them once we begin declaring distributions, and our distributions may not grow over time.

Subject to our board of directors’ discretion and applicable legal restrictions, our board of directors intends to declare cash distributions on a weekly basis after the minimum offering requirement is met and we intend to pay such distributions on a monthly basis. We intend to pay these distributions to our shareholders out of assets legally available for distribution. We cannot assure you that we will achieve operating results that will allow us to make a targeted level of cash distributions or year-to-year increases in cash distributions. Our ability to pay distributions might be adversely affected by, among other things, the impact of the risks described in this prospectus. All distributions will be paid at the discretion of our board of directors and will depend on our earnings, our financial condition, compliance with applicable regulations and such other factors as our board of directors may deem relevant from time to time. We cannot assure you that we will pay distributions to our shareholders in the future. We may pay all or a substantial portion of our distributions from borrowings, the proceeds of this offering and other sources, without limitation. If we fund distributions from financings, then such financings will need to be repaid, and if we fund distributions from offering proceeds, then we will have fewer funds available for business opportunities, which may affect our ability to generate future cash flows from operations and, therefore, reduce your overall return. These risks will be greater for persons who acquire our shares relatively early in this offering, before a significant portion of the offering proceeds have been deployed. Accordingly, shareholders who receive the payment of a distribution from us should not assume that such distribution is the result of a net profit earned by us.

Because the Managing Dealer is an affiliate of the Manager, you will not have the benefit of an independent review of the prospectus or us customarily performed in underwritten offerings.

The Managing Dealer, CNL Securities Corp., is an affiliate of the Manager, and will not make an independent review of us or the offering. Accordingly, you will have to rely on your own broker-dealer to make an independent review of the terms of this offering. If your broker-dealer does not conduct such a review, you will not have the benefit of an independent review of the terms of this offering. Further, the due diligence investigation of us by the Managing Dealer cannot be considered to be an independent review and, therefore, may not be as meaningful as a review conducted by an unaffiliated broker-dealer or investment banker. In addition, we do not, and do not expect to, have research analysts reviewing our performance or our securities on an ongoing basis. Therefore, you will not have an independent review of our performance and the value of our shares relative to publicly traded companies.

We may be unable to use a significant portion of the net proceeds of this offering on acceptable terms in the timeframe contemplated by this prospectus.

Delays in using the net proceeds of this offering may impair our performance. We cannot assure you that we will be able to identify any acquisition opportunities in a manner consistent with our business strategy or that any acquisition that we make will produce a positive return. We may be unable to use the net proceeds of this offering on acceptable terms within the time period that we anticipate or at all, which could harm our financial condition and operating results.

During the period after the minimum offering requirement is met and before we have raised sufficient funds to deploy the proceeds of this offering in acquisitions that are consistent with our business strategy, we will deploy the net proceeds of this offering primarily in cash, cash equivalents, U.S. government securities, repurchase agreements and high-quality debt instruments maturing in one year or less from the time of acquisition, which may produce returns that are significantly lower than the returns which we expect to achieve in relation to the businesses and other assets we will seek to acquire. As a result, any distributions that we pay in a manner during this period may be substantially lower than the distributions that we may be able to pay in a manner consistent with our business strategy.

Your interest in us will be diluted if we issue additional shares, which could reduce the overall value of your investment.

Potential investors in this offering do not have preemptive rights to any shares we issue in the future. Our LLC Agreement authorizes us to issue 1,000,000,000 shares. Pursuant to our LLC Agreement, a majority of our entire board of directors may amend our LLC Agreement from time to time to increase or decrease the aggregate number of authorized shares or the number of authorized shares of any class or series without shareholder approval. After your purchase in this offering, our board of directors may elect to sell additional shares in this or future public offerings, issue equity interests in private offerings or issue share-based awards to our independent directors, the Manager, the Sub-Manager and/or employees of the Manager or the Sub-Manager. To the extent we issue additional equity interests after your purchase in this offering, your percentage ownership interest in us will be diluted. In addition, depending upon the terms and pricing of any additional offerings and the value of our assets, you may also experience dilution in the book value and fair value of your shares.

You will experience substantial dilution in the net tangible book value of your shares equal to the offering costs associated with your shares.

If you purchase our shares in this offering, you will incur immediate dilution, which will be substantial, equal to the costs of the offering associated with your shares. This means that the investors who purchase shares will pay a price per share that substantially exceeds the per share value of our assets after subtracting our liabilities. The costs of this offering are currently unknown and cannot be precisely estimated at this time.

We are an “emerging growth company” under the federal securities laws and will be subject to reduced public company reporting requirements.

In April 2012, President Obama signed into law the JOBS Act. We are an “emerging growth company,” as defined in the JOBS Act, and therefore are eligible to take advantage of certain exemptions from, or reduced disclosure obligations relating to, various reporting requirements that normally are applicable to public companies. For so long as we remain an emerging growth company, we will not be required to (i) comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, (ii) submit certain executive compensation matters to stockholder advisory votes pursuant to the “say on frequency” and “say on pay” provisions of Section 14A(a) of the Exchange Act (requiring a non-binding stockholder vote to approve compensation of certain executive officers) and the “say on golden parachute” provisions of Section 14A(b) of the Exchange Act (requiring a non-binding stockholder vote to approve golden parachute arrangements for certain executive officers in connection with mergers and certain other business combinations), (iii) disclose more than two years of audited financial statements in a registration statement filed with the SEC, (iv) disclose selected financial data pursuant to the rules and regulations of the Securities Act (requiring selected financial data for the past five years or for the life of the issuer, if less than five years) in our periodic reports filed with the SEC for any period prior to the earliest audited period presented in this registration statement, and (v) disclose certain executive compensation related items, such as the correlation between executive compensation and performance and comparisons of the chief executive officer’s compensation to median employee compensation as required by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010. Once we are no longer an “emerging growth company,” because we are not a “large accelerated filer” or an “accelerated filer” under the Exchange Act, and will not be so long as our shares are not traded on a securities exchange, we are not subject to the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act. In addition, because we have no employees, we do not have any executive compensation or golden parachute payments to report in our periodic reports and proxy statements. We cannot predict if investors will find our shares less attractive because we choose to rely on any of the exemptions discussed above.

Additionally, under Section 107 of the JOBS Act, an “emerging growth company” may take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. This means an “emerging growth company” can delay adopting certain accounting standards until such standards are otherwise applicable to private companies. However, we are electing to “opt out” of such extended transition period, and therefore will comply with new or revised accounting standards on the applicable dates on which the adoption of such standards is required for non-emerging growth companies. This election is irrevocable.

We will remain an “emerging growth company” for up to five years, although we will lose that status sooner if our annual gross revenues exceed $1 billion, if we issue more than $1 billion in non-convertible debt in a three year period, or if the market value of our common stock that is held by non-affiliates equals or exceeds $700 million after we have been publicly reporting for at least 12 months and have filed at least one annual report on Form 10-K with the SEC.

The U.S. Department of Labor, or the Department of Labor, has issued regulations that revise the definition of an ERISA fiduciary, and these regulations could have a significant effect on an investment in our shares.

The Department of Labor has issued final rules amending the definition of a fiduciary under ERISA. The new rules broaden the definition of fiduciary and make a number of changes to the prohibited transaction exemptions relating to investments by employee benefit plans and IRAs. The changes could have a significant effect on the ability of broker-dealers to recommend our shares to employee benefit plans and IRA accounts. Plan fiduciaries and the beneficial owners of IRAs are urged to consult with their own advisors regarding this development.

Risks Related to Our Organization and Structure

We are a new company and have no operating history or established financing sources and may be unable to successfully implement our business and acquisition strategies or generate sufficient cash flow to make distributions to our shareholders.

We are a newly formed company, have no operating history, no assets, and have not obtained any financing. In addition, we will not commence operations until we receive gross proceeds of $2.0 million from this offering or in separate private placement transactions outside of this offering, which we refer to as the minimum offering requirement. We are subject to all of the business risks and uncertainties associated with any new business, including the risk that we will be unable to implement and execute our business strategy as described in this prospectus and that the value of our shares could decline substantially and, as a result, you may lose part or all of your investment. Our financial condition and results of operations will depend on many factors including the availability of acquisition opportunities, readily accessible short and long-term financing, financial markets and economic conditions generally and the performance of the Manager and the Sub-Manager. There can be no assurance that we will be able to generate sufficient cash flow over time to pay our operating expenses and make distributions to shareholders.

Our ability to implement and execute our business strategy depends on the Manager’s and the Sub-Manager’s ability to manage and support our business operations. If the Manager or the Sub-Manager were to lose any members of their respective senior management teams, our ability to implement and execute our business strategy could be significantly harmed.

We have no internal management capacity or employees other than our appointed executive officers and will be dependent on the diligence, skill and network of business contacts of the Manager’s and the Sub-Manager’s senior management teams to implement and execute our business strategy. We also depend, to a significant extent, on the Manager’s and the Sub-Manager’s access to its investment professionals and the information and deal flow generated by these professionals. The Manager’s and the Sub-Manager’s senior management teams will evaluate, negotiate, structure, close, and monitor the assets we acquire. The departure of any of the Manager’s or the Sub-Manager’s senior management teams could have a material adverse effect on our ability to implement and execute our business strategy.

We may change our business and acquisition policies and strategies without prior notice or shareholder approval, the effects of which may be adverse.

Our board of directors has the authority to modify or waive our current business and acquisition policies, criteria and strategies without prior notice and without shareholder approval. In such event, we will promptly file a prospectus supplement and a current report on Form 8-K, disclosing any such modification or waiver. We cannot predict the effect any changes to our current business and acquisition policies, criteria and strategies would have on our business, operating results and value of our shares. However, the effects might be adverse, which could negatively impact our ability to pay you distributions and cause you to lose all or part of your investment. Moreover, we will have significant flexibility in deploying the net proceeds of this offering and may use the net proceeds from this offering in ways with which investors may not agree or for purposes other than those contemplated at the time of this offering.

If we internalize our management functions, your interest in us could be diluted, and we could incur other significant costs and face other significant risks associated with being self-managed.

Our board of directors may decide in the future to internalize our management functions. If we do so, we may elect to negotiate to acquire the Manager’s or the Sub-Manager’s assets and personnel. At this time, we cannot anticipate the form or amount of consideration or other terms relating to any such internalization transaction. Such consideration could take many forms, including cash payments, promissory notes and shares. The payment of such consideration could result in dilution of your interests as a shareholder and could reduce the earnings per share attributable to your investment.

In addition, while we would no longer bear the costs of the various fees and expenses we expect to pay to the Manager under the Management Agreement (50% of which is paid to the Sub-Manager by the Manager under the Sub-Management Agreement), we would incur the compensation and benefits as well as the costs of our officers and other employees and consultants that we now expect will be paid by the Manager, the Sub-Manager or their respective affiliates. In addition, we may issue equity awards to officers, employees and consultants, which awards would decrease net income and may further dilute your investment. We cannot reasonably estimate the amount of fees we would save or the costs we would incur if we became self-managed. If the expenses we assume as a result of internalization are higher than the expenses we avoid paying to the Manager and the Sub-Manager, our earnings per share would be lower as a result of the internalization than they otherwise would have been, potentially decreasing the amount of funds available to distribute to our shareholders and the value of our shares. As currently organized, we do not expect to have any employees. If we elect to internalize our operations, we would employ personnel and would be subject to potential liabilities commonly faced by employers, such as workers disability and compensation claims, potential labor disputes and other employee-related liabilities and grievances.

If we internalize our management functions, we could have difficulty integrating these functions as a stand-alone entity. In addition, we could have difficulty retaining such personnel employed by us. We expect individuals employed by the Manager and the Sub-Manager to perform asset management and general and administrative functions, including accounting and financial reporting for us. These personnel have a great deal of know-how and experience. We may fail to properly identify the appropriate mix of personnel and capital needs to operate as a stand-alone entity. An inability to manage an internalization transaction effectively could result in our incurring excess costs and/or suffering deficiencies in our disclosure controls and procedures or our internal control over financial reporting. Such deficiencies could cause us to incur additional costs, and our management’s attention could be diverted from most effectively managing our assets.

In some cases, internalization transactions involving the acquisition of a manager have resulted in litigation. If we were to become involved in such litigation in connection with an internalization of our management functions, we could be forced to spend significant amounts of money defending ourselves in such litigation, regardless of the merit of the claims against us, which would reduce the amount of funds available to acquire additional assets or make distributions to our shareholders.

Anti-takeover provisions in our LLC Agreement could inhibit a change in control.

Provisions in our LLC Agreement may make it more difficult and expensive for a third party to acquire control of us, even if a change of control would be beneficial to our shares. Under our LLC Agreement, which will be in effect at the commencement of this offering, our shares have only limited voting rights on matters affecting our business and therefore have limited ability to influence management’s decisions regarding our business. In addition, our LLC Agreement contains a number of provisions that could make it more difficult for a third party to acquire, or may discourage a third party from acquiring control of the company. These provisions include:

•	restrictions on our ability to enter into certain transactions with major holders of our shares modeled on the limitation contained in Section 203 of the Delaware General Corporation Law, or the DGCL;

•	allowing only the company’s board of directors to fill vacancies, including newly created directorships;

•	requiring that directors may be removed, with or without cause, only by a vote of a majority of the issued and outstanding shares;

•	requiring advance notice for nominations of candidates for election to our board of directors or for proposing matters that can be acted upon by holders of our shares at a meeting of shareholders;

•	our ability to issue additional securities, including securities that may have preferences or are otherwise senior in priority to our shares; and

•	limitations on the ability of our shareholders to call special meetings of the shareholders.

We may have conflicts of interest with the noncontrolling shareholders of our operating businesses.

The boards of directors of the operating businesses we acquire controlling interests in will have fiduciary duties to all their shareholders, including the company and noncontrolling shareholders. As a result, they may make decisions that are in the best interests of their shareholders generally but which are not necessarily in the best interest of the company or our shareholders. In dealings with the company, the directors of these operating businesses may have conflicts of interest and decisions may have to be made without the participation of directors appointed by us, and such decisions may be different from those that we would make.

Your investment return may be reduced if we are required to register as an investment company under the Investment Company Act.

We intend to conduct our operations directly and through wholly- or majority-owned subsidiaries, so that the company and each of its subsidiaries do not fall within, or are excluded from the definition of an “investment company” under the Investment Company Act. Under Section 3(a)(1)(A) of the Investment Company Act, a company is deemed to be an “investment company” if it is, or holds itself out as being, engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting or trading in securities. Under Section 3(a)(1)(C) of the Investment Company Act, a company is deemed to be an “investment company” if it is engaged, or proposes to engage, in the business of investing, reinvesting, owning, holding or trading in securities and owns or proposes to acquire “investment securities” having a value exceeding 40% of the value of its total assets (exclusive of U.S. Government securities and cash items) on an unconsolidated basis, which we refer to as the “40% test.” Excluded from the term “investment securities,” among other instruments, are U.S. Government securities and securities issued by majority-owned subsidiaries that are not themselves investment companies and are not relying on the 3(c)(1) or 3(c)(7) of the Investment Company Act.

We intend to conduct our operations so that the company is not required to register as an investment company. We are organized as a holding company that conducts our business primarily through our wholly- and majority-owned subsidiaries. We intend to conduct operations so that we and most of our subsidiaries will comply with the 40% test and no more than 40% of the assets of those subsidiaries will consist of investment securities (exclusive of U.S. Government securities and cash items) on an unconsolidated basis. We intend to monitor our holdings on an ongoing basis and in connection with each of our acquisitions and underlying business of our wholly- and majority-owned subsidiaries to determine compliance with this test. We expect that most, if not all, of our wholly-owned and majority-owned subsidiaries will be outside the definitions of investment company under Section 3(a)(1)(A) and Section 3(a)(1)(C) or relying on an exception from the definition of investment company other than the exceptions under Section 3(c)(1) and Section 3(c)(7) of the Investment Company Act. Consequently, interests in these subsidiaries (which are expected to constitute most, if not all, of our assets) generally will not constitute “investment securities.” Accordingly, we believe that we will not be considered an investment company under Section 3(a)(1)(C) of the Investment Company Act. In addition, we believe we will not be considered an investment company under Section 3(a)(1)(A) of the Investment Company Act because we will not engage primarily or hold ourselves out as being engaged primarily in the business of investing, reinvesting or trading in securities. Rather, through our wholly-owned or majority-owned subsidiaries, we are primarily engaged in the non-investment company businesses of these subsidiaries. We intend to be integrally involved with the businesses of our wholly- or majority-owned subsidiaries. Through the Manager and the Sub-Manager, we intend to add value where appropriate by offering management teams sophisticated financial and strategic advice while respecting their operating autonomy. We intend to monitor the critical success factors of our business operations on a daily/weekly basis and intend to meet monthly with senior management of our wholly- or majority-owned subsidiaries in an operating committee environment to discuss the respective companies’ strategic, financial and operating performance. Through the Manager and the Sub-Manager, we intend to manage the holdings and businesses of our wholly- or majority-owned subsidiaries and assist senior management in the following areas: (i) strategic direction and planning, (ii) introductions to acquisition opportunities and new business contacts, (iii) follow-on growth and acquisition capital, (iv) capital market strategies and execution and (v) optimization of working capital. We believe that the Manager’s and the Sub-Manager’s proactive assistance to our operating companies will protect our assets and will create attractive risk-adjusted returns for our shareholders.

The determination of whether an entity is a majority-owned subsidiary of us is made by us. The Investment Company Act defines a majority-owned subsidiary of a person as a company 50% or more of the outstanding voting securities of which are owned by such person, or by another company which is a majority-owned subsidiary of such person. The Investment Company Act further defines voting securities as any security presently entitling the owner or holder thereof to vote for the election of directors of a company. We treat companies in which we own at least a majority of the outstanding voting securities as majority-owned subsidiaries for purposes of the 40% test. We have not requested the SEC to approve our treatment of any company as a majority-owned subsidiary and the SEC has not done so. If the SEC, or its staff, were to disagree with our treatment of one of more companies as majority-owned subsidiaries, we would need to adjust our strategy and our assets in order to continue to pass the 40% test. Any such adjustment in our strategy could have a material adverse effect on us.

A change in the value of our assets could cause us or one or more of our wholly- or majority-owned subsidiaries to fall within the definition of “investment company” and negatively affect our ability to maintain our exemption from regulation under the Investment Company Act. To avoid being required to register the company or any of its subsidiaries as an investment company under the Investment Company Act, we may be unable to sell assets we would otherwise want to sell and may need to sell assets we would otherwise wish to retain. In addition, we may have to acquire additional income- or loss-generating assets that we might not otherwise have acquired or may have to forgo opportunities to acquire interests in companies that we would otherwise want to acquire and would be important to our business strategy.

If we become obligated to register the company or any of its subsidiaries as an investment company, the registered entity would have to comply with a variety of substantive requirements under the Investment Company Act imposing, among other things:

•	limitations on capital structure;

•	restrictions on specified investments;

•	prohibitions on transactions with affiliates; and

•	compliance with reporting, record keeping, voting, proxy disclosure and other rules and regulations that would significantly change our operations.

If we were required to register the company as an investment company but failed to do so, we would be prohibited from engaging in our business, and criminal and civil actions could be brought against us. In addition, our contracts would be unenforceable unless a court required enforcement, and a court could appoint a receiver to take control of us and liquidate our business, all of which would have a material adverse effect on us.

If, in the future, we cease to control and operate our operating businesses, we may be deemed to be an investment company under the Investment Company Act.

Under the terms of our LLC Agreement, we have the latitude to acquire equity stakes in businesses that we will not operate or control. If we make significant acquisitions of equity stakes in businesses that we do not operate or control or cease to operate and control such businesses, we may be deemed to be an investment company under the Investment Company Act. If we were deemed to be an investment company under the Investment Company Act, we would either have to register as an investment company under the Investment Company Act, obtain exemptive relief from the SEC or modify our equity stakes and loan positions or organizational structure or our contract rights to fall outside the definition of an investment company under the Investment Company Act. Registering as an investment company could, among other things, materially adversely affect our financial condition, business and results of operations, materially limit our ability to borrow funds or engage in other transactions involving leverage and require us to add directors who are independent of us, the Manager and the Sub-Manager and otherwise will subject us to additional regulation that will be costly and time-consuming.

Risks Related to the Manager, the Sub-Manager and Their Respective Affiliates

Our success will be dependent on the performance of the Manager and the Sub-Manager and their respective affiliates, but you should not rely on the past performance of the Manager, the Sub-Manager and their respective affiliates as an indication of success.

The Manager was formed in August 2016 and has no operating history. The Sub-Manager was formed in September 2016 and has no experience complying with regulatory requirements applicable to public companies or managing a business under guidelines designed to allow us to be exempt from registration under the Investment Company Act, which may hinder our ability to take advantage of attractive acquisition opportunities and, as a result, implement and execute our business strategy. We cannot guarantee that we will be able to find suitable acquisition opportunities and our ability to implement and execute our business strategy and to pay distributions will be dependent upon the performance of the Manager and the Sub-Manager in the identification and acquisition of such opportunities and the management of our operating businesses and other assets. Additionally, you should not rely on the past performance of investments by other CNL- or LLCP-affiliated entities to predict our future results. Our business strategy and key employees differ from the business strategies and key employees of certain other CNL- or LLCP-affiliated programs in the past, present and future. If either the Manager or the Sub-Manager fails to perform according to our expectations, we could be materially adversely affected.

The Manager, the Sub-Manager and their respective affiliates, including our officers and some of our directors will face conflicts of interest including conflicts that may result from compensation arrangements with us and our affiliates, which could result in actions that are not in the best interests of our shareholders.

The Manager, the Sub-Manager and their respective affiliates will receive substantial fees from us (directly or indirectly) in return for their services, and these fees could influence the advice provided to us. Among other matters, the compensation arrangements could affect their judgment with respect to public offerings of equity by us, which allow the Managing Dealer to earn additional dealer manager fees and the Manager and the Sub-Manager to earn increased management fees. The incentive fees that we may pay to the Manager (50% of which would be paid by the Manager to the Sub-Manager) may create an incentive for the Manager and the Sub-Manager to make acquisitions on our behalf that are risky or more speculative than would be the case in the absence of such compensation arrangement. The way in which the incentive fee is determined may encourage the Manager and the Sub-Manager to use leverage to increase the return on our assets. In addition, the fact that our base management fee for a certain month is calculated based on the average value of our gross assets at the end of that month and the immediately preceding calendar month, which would include any borrowings for investment purposes, may encourage the Manager and the Sub-Manager to use leverage or to acquire additional assets. The use of leverage increases the volatility of assets by magnifying the potential for gain or loss on invested equity capital. In addition, we and our shareholders will bear the burden of any increase in our expenses as a result of our use of leverage, including interest expenses and any increase in the management fees payable to the Manager. Our operating businesses may pay fees to the Sub-Manager (and the Manager, as applicable) for services it provides to them. These fees may be received before we realize any gain. The Manager and the Sub-Manager may face conflicts of interest with respect to services performed for our operating businesses, on the one hand, and opportunities recommended to us, on the other hand. Furthermore, our board of directors is responsible for determining the net asset value of our assets (with the assistance from the Manager, the Sub-Manager and an independent valuation firm) and, because the base management fee is payable monthly and for a certain month is calculated based on the average value of our gross assets at the end of that month and the immediately preceding month, a higher net asset value of our assets would result in a higher base management fee to the Manager and the Sub-Manager. See “Conflicts of Interest and Certain Relationships and Related Party Transactions.”

We pay (directly or indirectly, as applicable) substantial fees and expenses to the Manager, the Sub-Manager and the Managing Dealer, which payments increase the risk that you will not earn a profit on your investment.

The Manager and the Sub-Manager perform services for us in connection with the identification, selection and acquisition of our assets, and the monitoring and administration of our assets. We pay the Manager certain fees for management services, including a base management fee that is not tied to the performance of our assets. The Manager pays 50% of the fees it receives from us to the Sub-Manager pursuant to the Sub-Management Agreement. We pay fees and commissions to the Managing Dealer in connection with the offer and sale of the shares. We reimburse the Administrator and the Sub-Administrator for providing us with certain administrative services, facilities and personnel. Similarly, our operating businesses may pay fees to the Sub-Manager (and the Manager, as applicable) for services it provides to them. These fees reduce the amount of cash available for acquisitions or distribution to our shareholders. These fees also increase the risk that the amount available for distribution to shareholders upon a liquidation of our assets would be less than the purchase price of the shares in our offering and that you may not earn a profit on your investment. For additional information regarding these fees and expense reimbursements, see “Compensation of the Manager, the Sub-Manager and the Managing Dealer.”

The time and resources that individuals associated with the Manager and the Sub-Manager devote to us may be diverted.

We currently expect the Manager, the Sub-Manager and their respective officers and employees to devote such time as shall be necessary to conduct our business affairs in an appropriate manner. However, the Manager, the Sub-Manager and their respective officers and employees are not required to do so. Moreover, neither the Manager, the Sub-Manager nor their affiliates are prohibited from raising money for and managing another entity that competes with us or our operating businesses, except as agreed to by the Manager and the Sub-Manager. Accordingly, the respective management teams of the Manager and the Sub-Manager may have obligations to investors in entities they work at or manage in the future, the fulfillment of which might not be in the best interests of us or our shareholders or that may require them to devote time to services for other entities, which could interfere with the time available to provide services to us. In addition, we may compete with any such investment entity for the same investors and acquisition opportunities.

We do not have a policy that expressly prohibits our directors, officers, or affiliates from engaging for their own account in business activities of the types conducted by us.

We do not have a policy that expressly prohibits our directors, officers, or affiliates from engaging for their own account in business activities of the types conducted us. However, our code of business conduct and ethics contains a conflicts of interest policy that prohibits our directors and executive officers, as well as personnel of the Manager and the Sub-Manager who provide services to us, from engaging in any transaction that involves an actual conflict of interest with us without the approval of a majority of our independent directors. In addition, the Management Agreement and the Sub-Management Agreement do not prevent the Manager, the Sub-Manager and their respective affiliates from engaging in additional business opportunities, some of which could compete with us, except as agreed to by the Manager and the Sub-Manager.

The Manager and the Sub-Manager will experience conflicts of interest in connection with the management of our business affairs, our operating businesses and their respective other accounts and clients.

The Manager and the Sub-Manager will experience conflicts of interest in connection with the management of our business affairs relating to the allocation of business opportunities by the Manager, the Sub-Manager and their respective affiliates to us and other clients; compensation to the Manager, the Sub-Manager and their respective affiliates; services that may be provided by the Manager, the Sub-Manager and their respective affiliates to our operating businesses; co-opportunities for us and the allocation of such opportunities to us and other clients of the Manager and the Sub-Manager; the formation of investment vehicles by the Manager or the Sub-Manager; differing recommendations given by the Manager and the Sub-Manager to us versus other clients; the Manager’s and the Sub-Manager’s use of information gained from our operating businesses for investments by other clients, subject to applicable law; and restrictions on the Manager’s and the Sub-Manager’s use of “inside information” with respect to potential acquisitions by us.

In connection with the services that the Sub-Manager or its affiliates may provide to the operating businesses we seek to acquire, the Sub-Manager may be paid origination fees in connection with the origination and structuring of assets (a portion of which may be paid to the Manager) and transaction fees in connection with services customarily performed in connection with the management of such businesses. Any origination fees received by the Sub-Manager (and the Manager, as applicable) will not be shared with us and any transaction fees received by the Sub-Manager up to $3.5 million annually will not be shared with us. Additionally, these fees may be received before we realize any gain. We may also reimburse the Sub-Manager for certain transactional expenses (e.g. research costs, due diligence costs, professional fees, legal fees and other related items) related to businesses that we acquire as well as transactional expenses related to deals that do not close, often referred to as “broken deal costs.” The Manager and the Sub-Manager may face conflicts of interest with respect to services performed for our operating businesses, on the one hand, and opportunities recommended to us, on the other hand.

The Sub-Manager may experience conflicts of interests in their management of other clients that may have a similar business strategy as us.

The Sub-Manager and its affiliates currently manage other clients and may in the future manage new clients that may have a similar business strategy as us.  The Sub-Manager will determine which opportunities it presents to us or another client with a similar business objective. The Sub-Manager may determine it is more appropriate for one or more other clients managed by the Sub-Manager or any of its affiliates than it is for us and present such opportunity to the other client.  These co-opportunities may give rise to conflicts of interest or perceived conflicts of interest among us and the other participating accounts, including the amount of such co-opportunity allocated to us.

In the event that a co-opportunity does not close and the Sub-Manager and its affiliates accumulate broken deal costs in connection with the co-opportunity, the Sub-Manager and its affiliates will be required to allocate such broken deal costs among us and the other participating accounts. Any such broken deal costs will be allocated in the proportion set forth in a broken deal expense policy of the Sub-Manager, such policy being subject to the approval by our board of directors.

The Manager and its respective affiliates may have an incentive to delay a liquidity event, which may result in actions that are not in the best interest of our shareholders.

We will pay certain amounts to the Managing Dealer and participating broker-dealers in connection with the distribution of certain classes of shares for the ongoing marketing, sale and distribution of such shares, including an ongoing distribution and shareholder servicing fee. The ongoing distribution and shareholder servicing fee for these classes of shares will terminate for all shareholders upon a liquidity event. As such, the Manager may have an incentive to delay a liquidity event or making such recommendation to our board of directors if such amounts receivable by the Managing Dealer have not been fully paid. A delay in a liquidity event may not be in the best interests of our shareholders.

Our access to confidential information may restrict our ability to take action with respect to our operating businesses, which, in turn, may negatively affect our results of operations.

We, directly or through the Manager or the Sub-Manager, may obtain confidential information about our operating businesses. If we possess confidential information about such businesses, there may be restrictions on our ability to make, dispose of, increase the amount of, or otherwise take action with respect to, those businesses. The impact of these restrictions on our ability to take action with respect to such businesses could have an adverse effect on our results of operations.

We may be obligated to pay (directly or indirectly, as applicable) the Manager and the Sub-Manager incentive fees even if there is a decline in the value of our assets or if we incur a net loss for that quarter and even if our earned interest income is not payable in cash.

The Management Agreement entitles the Manager to receive an incentive fee based on our pre-incentive fee net investment income regardless of any capital losses. In such case, we may be required to pay the Manager an incentive fee for a fiscal quarter even if there is a decline in the value of our assets or even if we incur a net loss for that quarter. The Manager will pay 50% of any such incentive fee it receives from us to the Sub-Manager.

Any incentive fee payable by us that relates to the pre-incentive fee net investment income may be computed and paid on income that may include interest that has been accrued but not yet received or interest in the form of securities received rather than cash (“payment-in-kind,” or “PIK,” income). If one of our operating businesses defaults on a loan that is structured to provide accrued interest income, it is possible that accrued interest income previously included in the calculation of the incentive fee will become uncollectible. The Manager and the Sub-Manager are not obligated to reimburse us for any part of the incentive fee they received that was based on accrued interest income that we never received as a result of a subsequent default, PIK income will be included in the pre-incentive fee net investment income used to calculate the incentive fee to the Manager even though we do not receive the income in the form of cash.

The quarterly incentive fee on income is recognized and paid without regard to: (i) the trend of pre-incentive fee net investment income as a percent of adjusted capital over multiple quarters in arrears which may in fact be consistently less than the preference return, or (ii) the net income or net loss in the current calendar quarter, the current year or any combination of prior periods.

The Manager’s and the Sub-Manager’s liability is limited under the Management Agreement and the Sub-Management Agreement, as applicable, and we are required to indemnify the Manager and the Sub-Manager against certain liabilities, which may lead them to act in a riskier manner on our behalf than it would when acting for their own account.

The Manager and the Sub-Manager have not assumed any responsibility to us other than to render the services described in the Management Agreement and the Sub-Management Agreement. Pursuant to the Management Agreement and the Sub-Management Agreement, as applicable, the Manager, the Sub-Manager and their respective officers, managers, partners, members, agents, employees, controlling persons, and any other person or entity affiliated with the Manager and the Sub-Manager will not be liable to us or any of our subsidiaries’ members, stockholders or partners in connection with the performance of any duties or obligations under the Management Agreement, absent willful misfeasance, bad faith, gross negligence in the performance of their duties or by reason of reckless disregard in the performance of the Manager’s or the Sub-Manager’s duties, as applicable. We have also agreed to indemnify, defend and protect the Manager, the Sub-Manager and their respective officers, managers, partners, members, agents, employees, controlling persons and any other person or entity affiliated with the Manager and the Sub-Manager with respect to all damages, liabilities, costs and expenses incurred in or by reason of any pending, threatened or completed, action suit investigation or other proceeding resulting from acts of the Manager and the Sub-Manager not arising out of willful misfeasance, bad faith, gross negligence in the performance of their duties or by reason of reckless disregard in the performance of the Manager’s or the Sub-Manager’s duties, as applicable. These protections may lead the Manager and the Sub-Manager to act in a riskier manner when acting on our behalf than it would when acting for its own account.

Each of the Manager’s and the Sub-Manager’s net worth is not available to satisfy our liabilities and other obligations.

As required by the Omnibus Guidelines, as adopted by the North American Securities Administrators Association, the Manager and the Sub-Manager and their respective parent entities have an aggregate net worth in excess of the required $5.8 million for this offering. However, no portion of such net worth will be available to us to satisfy any of our liabilities or other obligations. The use of our own funds to satisfy such liabilities or other obligations could have a material adverse effect on our business, financial condition and results of operations.

The Manager can resign on 120 days’ notice and we may not be able to find a suitable replacement within that time, and the Sub-Manager can resign on 120 days’ notice and the Manager may not be able to find a suitable replacement within that time, resulting in a disruption in our operations that could adversely affect our financial condition, business and results of operations.

The Manager has the right, under the Management Agreement, to resign at any time on 120 days’ written notice, whether we have found a replacement or not. If the Manager resigns, we may not be able to contract with a new manager or hire internal management with similar expertise and ability to provide the same or equivalent services on acceptable terms within 120 days, or at all, in which case our operations are likely to experience a disruption, our financial condition, business and results of operations as well as our ability to pay distributions are likely to be adversely affected. In addition, the coordination of our internal management, business activities and supervision of our operating businesses is likely to suffer if we are unable to identify and reach an agreement with a single institution or group of executives having the expertise possessed by the Manager and its affiliates. Even if we are able to retain comparable management, whether internal or external, the integration of such management and their lack of familiarity with our businesses may result in additional costs and time delays that may adversely affect our financial condition, business and results of operations.

The Sub-Manager also has the right, under the Sub-Management Agreement, to resign at any time on 120 days’ written notice, whether the Manager has found a replacement or not. If the Sub-Manager resigns, the Manager may not be able to contract with a new sub-manager. The Manager and the Sub-Manager have separately agreed between themselves that, in the event of one of them is terminated or not renewed as a manager or sub-manager, other than for cause or good reason, the other will also terminate its Management Agreement or Sub-Management Agreement, as applicable. In such case, our operations are likely to experience a disruption, our financial condition, business and results of operations as well as our ability to pay distributions are likely to be adversely affected.

Risks Related to Our Business

A business strategy focused primarily on privately held companies presents certain challenges, including the lack of available information about these companies.

We intend to acquire controlling interests in privately held, middle-market operating companies which pose certain incremental risks as compared to public companies including that they:

•	have reduced access to the capital markets, resulting in diminished capital resources and ability to withstand financial distress;

•	may have limited financial resources and may be unable to meet their obligations under their debt securities that we may hold, which may be accompanied by a deterioration in the value of any collateral and a reduction in the likelihood of our realizing any guarantees we may have obtained in connection with our acquisition;

•	may have shorter operating histories, narrower product lines and smaller market shares than larger businesses, which tend to render them more vulnerable to competitors’ actions and changing market conditions, as well as general economic downturns;

•	are more likely to depend on the management talents and efforts of a small group of persons; therefore, the death, disability, resignation or termination of one or more of these persons could have a material adverse impact on our privately held company and, in turn, on us; and

•	generally have less predictable operating results, may from time to time be parties to litigation, may be engaged in rapidly changing businesses with products subject to a substantial risk of obsolescence, and may require substantial additional capital to support their operations, finance expansion or maintain their competitive position. In addition, our executive officers, directors and members of the Manager’s and the Sub-Manager’s management may, in the ordinary course of business, be named as defendants in litigation arising from our ownership of these companies.

In addition, interests in private companies tend to be less liquid. The securities of private companies are not publicly traded or actively traded on the secondary market and are, instead, traded on a privately negotiated over-the-counter secondary market for institutional investors. These over-the-counter secondary markets may be inactive during an economic downturn or a credit crisis. In addition, the securities in these companies will be subject to legal and other restrictions on resale or will otherwise be less liquid than publicly traded securities. If there is no readily available market for these assets, we are required to carry these assets at fair value as determined by our board of directors. As a result, if we are required to liquidate all or a portion of our assets quickly, we may realize significantly less than the value at which we had previously recorded these assets. We may also face other restrictions on our ability to liquidate our ownership of an operating company to the extent that we, the Manager, the Sub-Manager or any of their respective affiliates have material nonpublic information regarding such operating company or where the sale would be an impermissible joint transaction. The reduced liquidity of these assets may make it difficult for us to dispose of them at a favorable price, and, as a result, we may suffer losses.

Finally, little public information generally exists about private companies and these companies may not have third-party credit ratings or audited financial statements. We must therefore rely on the ability of the Manager and the Sub-Manager to obtain adequate information through due diligence to evaluate the creditworthiness and potential returns from these business opportunities. Additionally, these companies and their financial information will not generally be subject to the Sarbanes-Oxley Act and other rules that govern public companies. If we are unable to uncover all material information about these companies, we may not make a fully informed business decision, and we may lose money on our assets.

We face risks with respect to the evaluation and management of future acquisitions.

A significant component of our business strategy is to acquire operating businesses. We intend to focus on middle-market operating businesses in various industries. Generally, because such businesses are held privately, we may experience difficulty in evaluating potential target businesses as the information concerning these businesses is not publicly available. Therefore, our estimates and assumptions used to evaluate the operations, management and market risks with respect to potential target businesses may be subject to various risks. Further, the time and costs associated with identifying and evaluating potential target businesses and their industries may cause a substantial drain on our resources and may divert our management team’s attention away from operations for significant periods of time.

In addition, we may have difficulty effectively managing the businesses we acquire. The management or improvement of businesses we acquire may be hindered by a number of factors including limitations in the standards, controls, procedures and policies of such acquisitions. Further, the management of an acquired business may involve a substantial reorganization of the business’s operations resulting in the loss of employees and customers or the disruption of our ongoing businesses. We may experience greater than expected costs or difficulties relating to such acquisition, in which case, we might not achieve the anticipated returns from any particular acquisition, which may have a material adverse effect on our financial condition, business and results of operations.

If we cannot obtain debt financing or equity capital on acceptable terms, our ability to finance future acquisitions of operating businesses and expand our operations will be adversely affected.

The net proceeds from the sale of our shares will be used to finance the acquisition of operating businesses, and, if necessary, the payment of operating expenses and the payment of various fees and expenses such as management fees, incentive fees, other fees and distributions. Any working capital reserves we maintain may not be sufficient for business purposes, and we may require additional debt financing or equity capital to operate. These sources of funding may not be available to us due to unfavorable economic conditions, which could increase our funding costs, limit our access to the capital markets or result in a decision by lenders not to extend credit to us. Consequently, if we cannot obtain further debt or equity financing on acceptable terms, our ability to fund the acquisition of operating businesses and to expand our operations will be adversely affected. As a result, we would be less able to execute our business strategy, which may negatively impact our results of operations and reduce our ability to make distributions to our shareholders.

We may face increasing competition for acquisition opportunities, which could delay deployment of our capital, reduce returns and result in losses.

We will compete for acquisitions with private equity funds and diversified holding companies. Additionally, we will compete for loan positions with traditional financial services companies such as commercial banks and other sources of capital. Many of our competitors are substantially larger and have considerably greater financial, technical and marketing resources than we do. For example, we believe some competitors may have access to funding sources that are not available to us. In addition, some of our competitors may have higher risk tolerances or different risk assessments. These characteristics could allow our competitors to consider a wider variety of acquisition opportunities, establish more relationships and offer better pricing and more flexible structuring than we are able to do. We may lose acquisition opportunities if we do not match our competitors’ pricing, terms and structure. If we are forced to match our competitors’ pricing, terms and structure, we may not be able to achieve acceptable risk-adjusted returns on our operating businesses or may bear risk of loss, which may have a material adverse effect on our business, financial condition and results of operations.

We will rely on receipts from our operating businesses to make distributions to our shareholders.

We are dependent upon the ability of our operating businesses to generate earnings and cash flow and distribute them to us in the form of interest and principal payments of indebtedness and, from time to time, dividends on equity to enable us, first, to satisfy our financial obligations and, second to make distributions to our shareholders. This ability may be subject to limitations under laws of the jurisdictions in which they are incorporated or organize it, as a consequence of these various restrictions, we are unable to generate sufficient receipts from our businesses, we may not be able to declare, or may have to delay or cancel payment of, distributions to our shareholders.

We do not intend to own 100% of our operating businesses. While we receive cash payments from our businesses which are in the form of interest payments, debt repayment and dividends, if any dividends were to be paid by our businesses, they would be shared pro rata with the minority shareholders of our businesses and the amounts of dividends made to minority shareholders would not be available to us for any purpose, including debt service or distributions to our shareholders. Any proceeds from the sale of a business will be allocated among us and the non-controlling shareholders of the business that is sold.

We anticipate acquiring controlling interests in a limited number of operating companies and these operating companies may be subject to unplanned business interruptions.

We anticipate acquiring controlling interests in a limited number of operating companies. As a result, the performance of our business may be substantially adversely affected by the unfavorable performance of even a single operating company. Further, operational interruptions and unplanned events at one or more of our production facilities of these operating companies, such as explosions, fires, inclement weather, natural disasters, accidents, transportation interruptions and supply could cause substantial losses in our production capacity. Furthermore, because customers may be dependent on planned deliveries from us, customers that have to reschedule their own operations due to our delivery delays may be able to pursue financial claims against us, and we may incur costs to correct such problems in addition to any liability resulting from such claims. Such interruptions may also harm our reputation among actual and potential customers, potentially resulting in a loss of business. To the extent these losses are not covered by insurance, our financial position, results of operations and cash flows may be adversely affected by such events.

In certain circumstances, certain business analyses and decisions by the Manager and the Sub-Manager may be required to be undertaken on an expedited basis.

While we generally will not seek to make an acquisition until the Sub-Manager has conducted sufficient due diligence to make a determination whether to pursue an acquisition opportunity, in such cases, the information available to the Manager and the Sub-Manager at the time of making an acquisition decision may be limited. In certain circumstances, the business analyses and decisions by the Manager and the Sub-Manager may be required to be undertaken on an expedited basis to take advantage of acquisition opportunities. Therefore, no assurance can be given that the Manager and the Sub-Manager will have knowledge of all circumstances that may adversely affect such decision. In addition, the Manager and the Sub-Manager expect often to rely upon independent consultants in connection with its evaluation of proposed acquisitions. No assurance can be given as to the accuracy or completeness of the information provided by such independent consultants and we may incur liability as a result of such consultants’ actions.

Economic recessions or downturns could impair our operating businesses and harm our operating results.

Some of our operating businesses may be susceptible to economic slowdowns or recessions and may be unable to repay our loans during these periods. Therefore, our non-performing assets may increase, and the value of our assets is likely to decrease during these periods. Adverse economic conditions may also decrease the value of any collateral securing our senior or second lien loans. A severe recession may further decrease the value of such collateral and result in losses of value in our assets and a decrease in our revenues, net income, assets and net worth. Unfavorable economic conditions also could increase our funding costs, limit our access to the capital markets or result in a decision by lenders not to extend credit to us on terms we deem acceptable. In addition, any future financial market uncertainty could lead to financial market disruptions and could further impact our ability to obtain financing. These events could prevent us from acquiring additional assets, limit our ability to grow and negatively impact our operating results and financial condition.

Some of the operating businesses we acquire may rely on their intellectual property and licenses to use others’ intellectual property, for competitive advantage. If they are unable to protect their intellectual property, are unable to obtain or retain licenses to use other’s intellectual property, or if they infringe upon or are alleged to have infringed upon others’ intellectual property, it could have a material adverse effect on their financial condition, business and results of operations.

Each business’ success depends in part on their, or licenses to use others’, brand names, proprietary technology and manufacturing techniques. Such businesses may rely on a combination of patents, trademarks, copyrights, trade secrets, confidentiality procedures and contractual provisions to protect their intellectual property rights. The steps they have taken to protect their intellectual property rights may not prevent third parties from using their intellectual property and other proprietary information without their authorization or independently developing intellectual property and other proprietary information that is similar. In addition, the laws of foreign countries may not protect the intellectual property rights of these companies effectively or to the same extent as the laws of the United States.

Stopping unauthorized use of their proprietary information and intellectual property, and defending against claims that they have made unauthorized use of others’ proprietary information or intellectual property, may be difficult, time-consuming and costly. The use of their intellectual property and other proprietary information by others, and the use by others of their intellectual property and proprietary information, could reduce or eliminate any competitive advantage they have developed, cause them to lose sales or otherwise harm their business.

Some of the operating businesses we acquire may become involved in legal proceedings and claims in the future either to protect their intellectual property or to defend allegations that they have infringed upon others’ intellectual property rights. These claims and any resulting litigation could subject them to significant liability for damages and invalidate their property rights. In addition, these lawsuits, regardless of their merits, could be time consuming and expensive to resolve and could divert management’s time and attention. The costs associated with any of these actions could be substantial and could have a material adverse effect on their financial condition, business and results of operations.

Some of the operating businesses we acquire may be subject to certain risks associated with the movement of businesses offshore.

Some of the operating businesses we acquire may be potentially at risk of losing business to competitors operating in lower cost countries. An additional risk is the movement offshore of some customers of these businesses we control, leading them to procure products or services from more closely located companies. Either of these factors could negatively impact our financial condition, business and results of operations.

Loss of key customers of the operating businesses we acquire could negatively impact financial condition.

Some of the operating businesses we acquire may have significant exposure to certain key customers, the loss of which could negatively impact our financial condition, business and results of operations.

Defaults by our operating businesses will harm our operating results.

An operating business’s failure to satisfy financial or operating covenants imposed by us or other lenders could lead to defaults and, potentially, termination of its debt financing and foreclosure on its secured assets, which could trigger cross-defaults under other agreements and jeopardize such company’s ability to meet its obligations under the debt or equity securities that we hold. We may incur expenses to the extent necessary to seek recovery upon default or to negotiate new terms, which may include the waiver of certain financial covenants, with a defaulting operating business. Further, there may not be any prepayment penalty for our borrowers who prepay their loans. If borrowers choose to prepay their loans, we may not receive the full amount of interest payments otherwise to be received by us.

Our operating businesses may incur debt that ranks equally with, or senior to, our debt in such companies.

Our operating businesses may have, or may be permitted to incur, other debt that ranks equally with, or senior to, our debt in such companies. By their terms, such debt may entitle the holders to receive payment of interest or principal on or before the dates on which we are entitled to receive payments with respect to our debt in such operating business. Also, in the event of insolvency, liquidation, dissolution, reorganization or bankruptcy of our operating business, holders of debt instruments ranking senior to our debt in that operating business would typically be entitled to receive payment in full before we receive any distribution. After repaying such senior creditors, such operating business may not have any remaining assets to use for repaying its obligation to us. In the case of debt ranking equally our debt in the operating business, we would have to share on an equal basis any distributions with other creditors holding such debt in the event of an insolvency, liquidation, dissolution, reorganization or bankruptcy of the relevant company.

We may not have the funds or ability to make additional capital contributions or loans to our operating businesses.

After our initial acquisition of an equity stake in a business or loans to such business, we may be called upon from time to time to provide additional funds to such business or have the opportunity to increase our capital contributions. There is no assurance that we will make, or will have sufficient funds to make, follow-on contributions. Even if we do have sufficient capital to make a desired follow-on contribution, we may elect not to make a follow-on contribution because we may not want to increase our level of risk or we prefer other opportunities. Our ability to make follow-on contributions may also be limited by the Manager’s and the Sub-Manager’s allocation policies. Any decisions not to make a follow-on contribution or any inability on our part to make such a contribution may have a negative impact on such business, may result in a missed opportunity for us to increase our participation in a successful operation or may reduce our expected return with respect to the business.

The loan positions we will typically acquire in connection with our acquisition of controlling equity interests in operating businesses may be risky, and we could lose all or part of our assets.

When we acquire a controlling equity interest in an operating business, we also will typically acquire a loan position in such company, which may be in the form of senior or subordinated securities.

When we acquire senior debt, we will generally seek to take a security interest in the available assets of an operating company, including equity interests in any of its subsidiaries. These acquisitions will generally take the form of senior secured, subordinated and/or mezzanine debt. There is a risk that the collateral securing our loans may decrease in value over time or lose its entire value, may be difficult to sell in a timely manner, may be difficult to appraise and may fluctuate in value based upon the success of the business and market conditions, including as a result of the inability of the operating company to raise additional capital. Also, in some circumstances, our lien could be subordinated to claims of other creditors. In addition, deterioration in such company’s financial condition and prospects, including its inability to raise additional capital, may be accompanied by deterioration in the value of the collateral for the loan. Consequently, the fact that a loan is secured does not guarantee that we will receive principal and interest payments according to the loan’s terms, or at all, or that we will be able to collect on the loan should we be forced to enforce our remedies.

Our acquisition of subordinated and/or mezzanine debt will generally be subordinated to senior debt and will generally be unsecured, which may result in a heightened level of risk and volatility or a loss of principal, which could lead to the loss of the entire investment. These acquisitions may involve additional risks that could adversely affect our returns as compared to our acquisition of senior debt. To the extent interest payments associated with such debt are deferred, such debt may be subject to greater fluctuations in valuations, and such debt could subject us and our shareholders to non-cash income. We will not receive any principal repayments prior to the maturity of some of our subordinated debt, which will be of greater risk than amortizing loans.

We may acquire debt and minority interests in operating companies that are not in our target market and, if we do so, we may not be in a position to control such companies, and their respective management team may make decisions that could decrease the value of our assets.

We anticipate that most of our acquisitions will involve controlling equity interests in operating companies, but we may acquire debt and minority interests in operating companies that are not in our target market. If we do so, we will be subject to risk that such companies may make business decisions with which we disagree, and the management of such companies may take risks or otherwise act in ways that do not serve our best interests. As a result, such companies may make decisions that could decrease the value of our assets. In addition, we will generally not be in a position to control any operating company by acquiring its debt securities.

The credit ratings of certain of our assets may not be indicative of the actual credit risk of such rated instruments.

Rating agencies rate debt securities based upon their assessment of the likelihood of the receipt of principal and interest payments. Rating agencies do not consider the risks of fluctuations in market value or other factors that may influence the value of debt securities. Therefore, the credit rating assigned to a particular instrument may not fully reflect the true risks of an investment in such instrument. Credit rating agencies may change their methods of evaluating credit risk and determining ratings. These changes may occur quickly and often. While we may give some consideration to ratings, ratings may not be indicative of the actual credit risk of our assets that are in rated instruments. In fact, most debt securities in which we intend to acquire will not be rated by any rating agency and, if they were rated, they would be rated as below investment grade quality. Debt securities rated below investment grade quality are generally regarded as having predominantly speculative characteristics and may carry a greater risk with respect to a borrower’s capacity to pay interest and repay principal.

A redemption of convertible securities held by us could have an adverse effect on our ability to execute our business strategy.

A convertible security may be subject to redemption at the option of the issuer at a price established in the convertible security’s governing instrument. If a convertible security held by us is called for redemption, we will be required to permit the issuer to redeem the security, convert it into the underlying common stock or sell it to a third party. Any of these actions could have an adverse effect on our ability to execute our business strategy.

To the extent original issue discount, or OID, and PIK interest income constitute a portion of our income, we will be exposed to risks associated with the deferred receipt of cash representing such income.

Our assets may include OID and PIK instruments. To the extent OID and PIK constitute a portion of our income, we will be exposed to risks associated with such income being required to be included in income for financial reporting purposes in accordance with U.S. generally accepted accounting principles, or GAAP, and taxable income prior to receipt of cash, including the following:

•	OID instruments may have unreliable valuations because the accruals require judgments about collectability;

•	OID instruments may create heightened credit risks because the inducement to the borrower to accept higher interest rates in exchange for the deferral of cash payments typically represents, to some extent, speculation on the part of the borrower;

•	For GAAP purposes, cash distributions to shareholders that include a component of OID income do not come from paid-in capital, although they may be paid from the offering proceeds;

•	The presence of OID and PIK creates the risk of non-refundable cash payments to the Manager and the Sub-Manager in the form of subordinated incentive fees on income based on non-cash OID and PIK accruals that may never be realized; and

•	In the case of PIK “toggle” debt (debt for which the issuer may defer an interest payment by agreeing to pay an increased coupon in the future, provided that all deferred payments must be made by the instrument’s maturity), the PIK election has the simultaneous effects of increasing the investment income, thus increasing the potential for realizing incentive fees.

Subordinated liens on collateral securing debt that we may acquire in operating companies may be subject to control by senior creditors with first priority liens. If there is a default, the value of the collateral may not be sufficient to repay in full both the first priority creditors and us.

Certain debt that we will acquire in operating companies may be secured on a second priority basis by the same collateral securing senior debt of such companies. The first priority liens on the collateral will secure the operating company’s obligations under any outstanding senior debt and may secure certain other future debt that may be permitted to be incurred by such company under the agreements governing the debt. In the event of a default, the holders of obligations secured by the first priority liens on the collateral will generally control the liquidation of and be entitled to receive proceeds from any realization of the collateral to repay their obligations in full before us. In addition, the value of the collateral in the event of liquidation will depend on market and economic conditions, the availability of buyers and other factors. There can be no assurance that the proceeds, if any, from the sale or sales of all of the collateral would be sufficient to satisfy the debt obligations secured by the second priority liens after payment in full of all obligations secured by the first priority liens on the collateral. If such proceeds are not sufficient to repay amounts outstanding under the debt obligations secured by the second priority liens, then we, to the extent not repaid from the proceeds of the sale of the collateral, will only have an unsecured claim against the operating company’s remaining assets, if any.

We may also acquire unsecured debt in operating companies, meaning that such acquisitions will not benefit from any interest in collateral of such companies. Liens on any such operating company’s collateral, if any, will secure such company’s obligations under its outstanding secured debt and may secure certain future debt that is permitted to be incurred by such company under its secured debt agreements. The holders of obligations secured by such liens will generally control the liquidation of, and be entitled to receive proceeds from, any realization of such collateral to repay their obligations in full before us. In addition, the value of such collateral in the event of liquidation will depend on market and economic conditions, the availability of buyers and other factors. There can be no assurance that the proceeds, if any, from sales of such collateral would be sufficient to satisfy our unsecured debt obligations after payment in full of all secured debt obligations. If such proceeds were not sufficient to repay the outstanding secured debt obligations, then our unsecured claims would rank equally with the unpaid portion of such secured creditors’ claims against the operating company’s remaining assets, if any.

The rights we may have with respect to the collateral securing the debt we acquire in operating companies with senior debt outstanding may also be limited pursuant to the terms of one or more inter-creditor agreements that we enter into with the holders of senior debt. Under such an inter-creditor agreement, at any time obligations that have the benefit of the first priority liens are outstanding, any of the following actions that may be taken in respect of the collateral will be at the direction of the holders of the obligations secured by the first priority liens: the ability to cause the commencement of enforcement proceedings against the collateral; the ability to control the conduct of such proceedings; the approval of amendments to collateral documents; releases of liens on the collateral; and waivers of past defaults under collateral documents. We may not have the ability to control or direct such actions, even if our rights are adversely affected.

There may be circumstances where the loans we make to operating companies could be subordinated to claims of other creditors or we could be subject to lender liability claims.

Although we intend to generally structure certain of our acquisitions as senior debt, if one of our operating companies were to go bankrupt, depending on the facts and circumstances, including the extent to which we provided managerial assistance to such company or a representative of us or the Manager and the Sub-Manager sat on the board of directors of such company, a bankruptcy court might re-characterize our debt in an operating company and subordinate all or a portion of our claim to that of other creditors. In situations where a bankruptcy carries a high degree of political significance, our legal rights may be subordinated to other creditors.

In addition a number of U.S. judicial decisions have upheld judgments obtained by borrowers against lending institutions on the basis of various evolving legal theories, collectively termed “lender liability.” Generally, lender liability is founded on the premise that a lender has violated a duty (whether implied or contractual) of good faith, commercial reasonableness and fair dealing, or a similar duty owed to the borrower or has assumed an excessive degree of control over the borrower resulting in the creation of a fiduciary duty owed to the borrower or its other creditors or members. Because of the nature of our assets in operating companies, we may be subject to allegations of lender liability.

Certain of our assets may be adversely affected by laws relating to fraudulent conveyance or voidable preferences.

Certain of our assets could be subject to federal bankruptcy law and state fraudulent transfer laws, which vary from state to state, if the debt obligations relating to such assets were issued with the intent of hindering, delaying or defrauding creditors or, in certain circumstances, if the issuer receives less than reasonably equivalent value or fair consideration in return for issuing such debt obligations. If the debt is used for a buyout of shareholders, this risk is greater than if the debt proceeds are used for day-to-day operations or organic growth. If a court were to find that the issuance of the debt obligations was a fraudulent transfer or conveyance, the court could void or otherwise refuse to recognize the payment obligations under the debt obligations or the collateral supporting such obligations, further subordinate the debt obligations or the liens supporting such obligations to other existing and future indebtedness of the issuer or require us to repay any amounts received by us with respect to the debt obligations or collateral. In the event of a finding that a fraudulent transfer or conveyance occurred, we may not receive any repayment on the debt obligations.

Under certain circumstances, payments to us and distributions by us to our shareholders may be reclaimed if any such payment or distribution is later determined to have been a fraudulent conveyance, preferential payment or similar transaction under applicable bankruptcy and insolvency laws. Furthermore, assets involving restructurings may be adversely affected by statutes relating to, among other things, fraudulent conveyances, voidable preferences, lender liability and the court’s discretionary power to disallow, subordinate or disenfranchise particular claims or re-characterize investments made in the form of debt as equity contributions.

We may acquire various structured financial instruments for purposes of “hedging” or reducing our risks, which may be costly and ineffective and could reduce the cash available to service our debt or for distribution to our shareholders.

We may seek to hedge against interest rate and currency exchange rate fluctuations and credit risk by using structured financial instruments such as futures, options, swaps and forward contracts. Use of structured financial instruments for hedging purposes may present significant risks, including the risk of loss of the amounts invested. Defaults by the other party to a hedging transaction can result in losses in the hedging transaction. Hedging activities also involve the risk of an imperfect correlation between the hedging instrument and the asset being hedged, which could result in losses both on the hedging transaction and on the instrument being hedged. Use of hedging activities may not prevent significant losses and could increase our losses. Further, hedging transactions may reduce cash available to service our debt or pay distributions to our shareholders.

The downgrade of the U.S. credit rating and the economic crisis in Europe could negatively impact our business, financial condition and results of operations.

Although U.S. lawmakers passed legislation to raise the federal debt ceiling and Standard & Poor’s Ratings Services affirmed its “AA+” long-term sovereign credit rating on the United States and revised the outlook on the long-term rating from negative to stable in June of 2013, U.S. debt ceiling and budget deficit concerns together with signs of deteriorating sovereign debt conditions in Europe continue to present the possibility of a credit-rating downgrade, economic slowdowns, or a recession for the United States. The impact of any further downgrades to the U.S. government’s sovereign credit rating or downgraded sovereign credit ratings of European countries or the Russian Federation, or their perceived creditworthiness could adversely affect the U.S. and global financial markets and economic conditions. These developments, along with any further European sovereign debt issues, could cause interest rates and borrowing costs to rise, which may negatively impact our ability to access the debt markets on favorable terms. Continued adverse economic conditions could have a material adverse effect on our business, financial condition and results of operations.

In October 2014, the Federal Reserve announced that it was concluding its bond-buying program. It is unknown what effect, if any, the conclusion of this program will have on credit markets and the value of our assets. These and any future developments and reactions of the credit markets toward these developments could cause interest rates and borrowing costs to rise, which may negatively impact our ability to obtain debt financing on favorable terms. On December 16, 2015, the Federal Reserve raised the target range for the federal funds rate to a range from 0.25% to 0.5%. However, if key economic indicators, such as the unemployment rate or inflation, do not progress at a rate consistent with the Federal Reserve’s objectives, the target range for the federal funds rate may increase and cause interest rates and borrowing costs to rise, which may negatively impact our ability to access the debt markets on favorable terms.

To the extent that we borrow money, the potential for gain or loss on amounts invested in us will be magnified and may increase the risk of investing in us. Borrowed money may also adversely affect the return on our assets, reduce cash available to service our debt or for distribution to our shareholders, and result in losses.

The use of borrowings, also known as leverage, increases the volatility of investments by magnifying the potential for gain or loss on invested equity capital. If we use leverage to partially finance our acquisitions, through borrowing from banks and other lenders you will experience increased risks of investing in our securities. If the value of our assets decreases, leveraging would cause net asset value to decline more sharply than it otherwise would if we had not borrowed and employed leverage. Similarly, any decrease in our income would cause net income to decline more sharply than it would have if we had not borrowed and employed leverage. Such a decline could negatively affect our ability to service our debt or make distributions to our shareholders. In addition, our shareholders will bear the burden of any increase in our expenses as a result of our use of leverage, including interest expenses and any increase in the management or incentive fees payable to the Manager and the Sub-Manager.

The amount of leverage that we employ will depend on the Manager’s and our board of directors’ assessment of market and other factors at the time of any proposed borrowing. There can be no assurance that leveraged financing will be available to us on favorable terms or at all. However, to the extent that we use leverage to finance our assets, our financing costs will be borne solely by our shareholders and will reduce cash available for distributions to our shareholders. Moreover, we may not be able to meet our financing obligations and, to the extent that we cannot, we risk the loss of some or all of our assets to liquidation or sale to satisfy the obligations. In such an event, we may be forced to sell assets at significantly depressed prices due to market conditions or otherwise, which may result in losses.

Future litigation or administrative proceedings could have a material adverse effect on our business, financial condition and results of operations.

We may become involved in legal proceedings, administrative proceedings, claims and other litigation that arise in the ordinary course of business. In defending ourselves in these proceedings, we may incur significant expenses in legal fees and other related expenses, regardless of the outcome of such proceedings. Unfavorable outcomes or developments relating to these proceedings, such as judgments for monetary damages, injunctions or denial or revocation of permits, could have a material adverse effect on our business, financial condition and results of operations. In addition, settlement of claims could adversely affect our financial condition and results of operations. See “Business—Legal Proceedings.”

We could be negatively impacted by cybersecurity attacks.

We, and our operating businesses, may use a variety of information technology systems in the ordinary course of business, which are potentially vulnerable to unauthorized access, computer viruses and cyber attacks, including cyber attacks to our information technology infrastructure and attempts by others to gain access to our propriety or sensitive information, and ranging from individual attempts to advanced persistent threats. The procedures and controls we use to monitor these threats and mitigate our exposure may not be sufficient to prevent cyber security incidents. The results of these incidents could include misstated financial data, theft of trade secrets or other intellectual property, liability for disclosure of confidential customer, supplier or employee information, increased costs arising from the implementation of additional security protective measures, litigation and reputational damage, which could materially adversely affect our financial condition, business and results of operations. Any remedial costs or other liabilities related to cybersecurity incidents may not be fully insured or indemnified by other means.

We may acquire interests in joint ventures, which creates additional risk because, among other things, we cannot exercise sole decision making power and our partners may have different economic interests than we have.

We may acquire interests in joint ventures with third parties. There are additional risks involved in joint venture transactions. As a co-investor in a joint venture, we may not be in a position to exercise sole decision-making authority relating to the joint venture or other entity. As a result, the operations of the joint venture may be subject to the risk that third parties may make business, financial or management decisions with which we do not agree or the management of the joint venture may take risks or otherwise act in a manner that does not serve our interests. Further, there may be a potential risk of impasse in some business decisions because we may not be in a position to exercise sole decision-making authority. In such situations, it is possible that we may not be able to exit the relationship because we may not have the funds necessary to complete a buy-out of the other partner or it may be difficult to locate a third-party purchaser for our interest. Because we may not have the ability to exercise control over such operations, we may not be able to realize some or all of the benefits that we believe will be created from our involvement. In addition, there is the potential of our joint venture partner becoming bankrupt and the possibility of diverging or inconsistent economic or business interests of us and our partner. These diverging interests could result in, among other things, exposing us to liabilities of the joint venture in excess of our proportionate share of these liabilities. If any of the foregoing were to occur, our business, financial condition and results of operations could suffer as a result.

A significant portion of our assets will be recorded at fair value as determined in good faith by our board of directors, with assistance from the Manager and the Sub-Manager and, as a result, there will be uncertainty as to the value of our assets.

Our financial statements will be prepared using the specialized accounting principles of Accounting Standards Codification Topic 946, Financial Services—Investment Companies, or ASC Topic 946, which requires us to carry our assets at fair value or, if fair value is not determinable based on transactions observable in the market, at fair value as determined by our board of directors. For most of our assets, market quotations are not readily available. As a result, we will value these assets monthly at fair value as determined in good faith by our board of directors, with assistance from the Manager and the Sub-Manager.

Our board of directors is ultimately responsible for the determination, in good faith, of the fair value of our assets. The determination of fair value is to a degree subjective, and the Manager and the Sub-Manager have a conflict of interest in assisting our board of directors in making this determination. Our board of directors, including a majority of our independent directors and our audit committee, has adopted valuation procedures that provide for methodologies to be used to estimate the fair value of our assets for purposes of our net asset value calculation. Our board of directors will make this determination on a monthly basis and any other time when a decision is required regarding the fair value of our assets. Our board of directors has retained an independent valuation firm to assist the Manager and the Sub-Manager in preparing their recommendations with respect to our board of directors’ determination of the fair values of assets for which market quotations are not readily available. With respect to such assets, our board of directors has approved a valuation process to be followed. For a discussion of this process, see “Determination of Net Asset Value.” The types of factors that may be considered in determining the fair values of our assets include available current market data, including relevant and applicable market trading and transaction comparables, applicable market yields and multiples, security covenants, call protection provisions, information rights, the nature and realizable value of any collateral, the operating business’s ability to make payments, its earnings and discounted cash flows, the markets in which the operating company does business, comparisons of financial ratios of peer business entities that are public, mergers and acquisitions comparables, the principal market and enterprise values, among other factors. Because such valuations, and particularly valuations of private companies, are inherently uncertain, the valuations may fluctuate significantly over short periods of time due to changes in current market conditions. The determinations of fair value by our board of directors may differ materially from the values that would have been used if an active market and market quotations existed for these assets. Our net asset value could be adversely affected if the determinations regarding the fair value of our assets were materially higher than the values that we ultimately realize upon the disposal of such assets. See “Determination of Net Asset Value.”

We may experience fluctuations in our quarterly results.

We could experience fluctuations in our quarterly operating results due to a number of factors, including, but not limited to, our ability to consummate transactions, the terms of any transactions that we complete, variations in the earnings and/or distributions paid by the operating companies we make capital contributions and loans to, variations in the interest rates on loans we make, the level of our expenses, variations in and the timing of the recognition of realized and unrealized gains or losses, the degree to which we encounter competition in our markets and general economic conditions. As a result of these factors, results for any period should not be relied upon as being indicative of performance in future periods.

We may experience fluctuations in our operating expenses.

We could experience fluctuations in our operating expenses due to a number of factors, including, but not limited to, changes in inflation and the flow on effects on prices generally, the terms of any transactions that we complete, changes in operating conditions, changes to our operating environment, changes in the perception of risk associated with operating these assets. As a result of these factors, results for any period should not be relied upon as being indicative of performance in future periods.

We will be exposed to risks associated with changes in interest rates.

To the extent we borrow to finance our assets, we will be subject to financial market risks, including changes in interest rates. As of the date of this prospectus, interest rates in the U.S. are at, or near, historic lows, which may increase our exposure to risks associated with rising interest rates. An increase in interest rates would make it more expensive to use debt for our financing needs.

When we borrow, our net income will depend, in part, upon the difference between the rate at which we borrow funds and the rate at which we employ those funds. As a result, we can offer no assurance that a significant change in market interest rates will not have a material adverse effect on our net income. In periods of rising interest rates when we have debt outstanding, our cost of funds may increase, which could reduce our net income. We expect that our long-term fixed-rate investments will be financed primarily with equity and long-term debt. We may use interest rate risk management techniques in an effort to limit our exposure to interest rate fluctuations. These techniques may include borrowing at fixed rates or various interest rate hedging activities. These activities may limit our ability to participate in the benefits of lower interest rates with respect to the hedged portfolio. Adverse developments resulting from changes in interest rates or hedging transactions could have a material adverse effect on our business, financial condition and results of operations.

Risks Related to Tax

Shareholders may realize taxable income without cash distributions, and may have to use funds from other sources to fund tax liabilities.

Because we will be taxed as a partnership for U.S. federal income tax purposes, shareholders may realize taxable income in excess of cash distributions by us. There can be no assurance that we will pay distributions at a specific rate or at all. As a result, shareholders may have to use funds from other sources to pay their tax liability.

In addition, the payment of the annual distribution and shareholder servicing fees over time with respect to the Class T and Class I shares will be paid from cash distributions that would otherwise be distributable to the shareholders of Class T and Class I shares. Accordingly, the Class T and Class I shareholders will receive a lower cash distribution as a result of economically bearing the obligation of the company to pay such fees. See “Certain U.S. Federal Income Tax Consequences—Partnership Allocations and Adjustments.” Although the payment of such fees will be specially allocated to the Class T and Class I shares that are bearing such fees, because such fees are not a deductible expense for tax purposes, the taxable income of the company allocable to Class T and Class I shareholders may exceed the amount of cash distributions made to Class T and Class I shareholders.

If we were to become taxable as a corporation for U.S. federal income tax purposes, we would be required to pay income tax at corporate rates on our net income and distributions by us to shareholders would constitute dividend income taxable to such shareholders, to the extent of our earnings and profits.

Under Section 7704 of the Code, unless certain exceptions apply, a publicly traded partnership is generally treated and taxed as a corporation, and not as a partnership, for U.S. federal income tax purposes. A partnership is a publicly traded partnership if (i) interests in the partnership are traded on an established securities market or (ii) interests in the partnership are readily tradable on a secondary market or the substantial equivalent thereof. Applicable Treasury regulations (the “Section 7704 Regulations”) provide guidance with respect to such classification standards, and create certain safe harbor standards which, if satisfied, generally preclude classification as a publicly traded partnership. Failure to satisfy a safe harbor provision under the Section 7704 Regulations will not cause an entity to be treated as a publicly traded partnership if, taking into account all facts and circumstances, the partners are not readily able to buy, sell or exchange their interests in a manner that is comparable, economically, to trading on an established securities market.

While it is expected that we will operate so that we will qualify to be treated for U.S. federal income tax purposes as a partnership, and not as an association or a publicly traded partnership taxable as a corporation, given the highly complex nature of the rules governing partnerships, the ongoing importance of factual determinations, the lack of direct guidance with respect to the application of tax laws to the activities we are undertaking and the possibility of future changes in its circumstances, it is possible that we will not qualify to be taxable as a partnership for any particular year. Our shares will not be listed on an exchange or quoted through a quotation system for the foreseeable future, if ever. Our LLC Agreement provides for certain restrictions on transferability intended to ensure that we qualify as a “partnership” for U.S. federal income tax purposes and that we are not taxable as a “publicly traded partnership.” In particular, no transfer of an interest may be made if it would result in our being treated as a publicly traded partnership taxable as a corporation under the Code. In addition, we may, without the consent of any shareholder, amend our LLC Agreement in order to improve, upon advice of counsel, our position in avoiding such publicly traded partnership status (and we may impose time-delay and other restrictions on recognizing transfers as necessary to do so).

If we were treated as a publicly traded partnership for U.S. federal income tax purposes, we would nonetheless remain taxable as a partnership if 90% or more of our income for each taxable year in which we were a publicly traded partnership consisted of “qualifying income” and we were not required to register under the Investment Company Act (the “qualifying income exception”). Qualifying income generally includes interest (other than interest generated from a financial business), dividends, real property rents, gain from the sale of assets that produce qualifying income and certain other items. Although there is no direct authority regarding whether activities similar to those of conducted by us could be treated as a financial business for this purpose, the Internal Revenue Service, or the IRS, has privately ruled that interest income on loans made to subsidiaries and not to customers in connection with a banking or other financing business is qualifying income for purposes of the publicly traded partnership rules. Although private letter rulings are binding on the IRS only with respect to the particular taxpayers who requested and received those rulings, such authority may nonetheless provide valuable indications of the IRS’s views on specific issues. Since our gross income will largely consist of dividend and interest income from our subsidiaries, we expect to satisfy the qualifying income exception. However, no assurance can be given that the actual results of our operations for any taxable year will satisfy the qualifying income exception.

If, for any reason, we become taxable as a corporation for U.S. federal income tax purposes, our items of income and deduction would not pass through to our shareholders and our shareholders would be treated for U.S. federal income tax purposes as shareholders in a corporation. We would be required to pay income tax at corporate rates on our net income. Distributions by us to shareholders would constitute dividend income taxable to such shareholders, to the extent of our earnings and profits, and the payment of these distributions would not be deductible by us. These consequences would have a material adverse effect on us, our shareholders and the value of the shares.

The IRS could adjust or reallocate items of income, gain, deduction, loss and credit with respect to the shares if the IRS does not accept the assumptions or conventions utilized by us.

Although we are not a publicly traded partnership, given the large number of investors we anticipate will invest in us, we expect to apply conventions relevant to publicly traded partnerships. U.S. federal income tax rules applicable to partnerships are complex and their application is not always clear. We apply certain assumptions and conventions intended to comply with the intent of the rules and report income, gain, deduction, loss and credit to shareholders in a manner that reflects each shareholder’s economic gains and losses, but these assumptions and conventions may not comply with all aspects of the applicable rules. It is possible therefore that the IRS will successfully assert that these assumptions or conventions do not satisfy the technical requirements of the Code or the Treasury regulations promulgated thereunder and will require that items of income, gain, deduction, loss and credit be adjusted or reallocated in a manner that could be adverse to shareholders.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this prospectus constitute “forward-looking statements.” Forward-looking statements are statements that do not relate strictly to historical or current facts, but reflect management’s current understandings, intentions, beliefs, plans, expectations, assumptions and/or predictions regarding the future of our business and its performance, the economy and other future conditions and forecasts of future events and circumstances. Forward-looking statements are typically identified by words such as “believes,” “expects,” “anticipates,” “intends,” “estimates,” “plans,” “continues,” “pro forma,” “may,” “will,” “seeks,” “should” and “could,” and words and terms of similar substance, although not all forward-looking statements include these words. The forward-looking statements contained in this prospectus involve risks and uncertainties, including statements as to:

•	our future operating results;

•	our business prospects and the prospects of our operating businesses and other assets;

•	performance of our operating businesses and other assets relative to our expectations and the impact on our actual return on invested equity, as well as the cash provided by these assets;

•	our contractual arrangements and relationships with third parties;

•	actual and potential conflicts of interest with the Manager, the Sub-Manager and their respective affiliates;

•	the dependence of our future success on the general economy and its effect on the industries in which we target;

•	the use and adequacy of proceeds from this offering, financing sources, working capital or borrowed money to finance a portion of our business strategy;

•	the timing of cash flows, if any, from our operating businesses and other assets;

•	the ability of the Manager and the Sub-Manager to locate suitable acquisition opportunities for us and to manage and operate our operating businesses and other assets;

•	the ability of the Manager, the Sub-Manager and their respective affiliates to attract and retain highly talented professionals;

•	the ability to operate our business efficiently, manage costs (including general and administrative expenses) effectively and generate cash flow;

•	the lack of a public trading market for our shares;

•	amount and timing of anticipated future distributions;

•	estimated net asset value per share of our shares;

•	the loss of our exemption from the definition of an “investment company” under the Investment Company Act; or

•	the effect of changes to government regulations, accounting rules or tax legislation.

Our forward-looking statements are not guarantees of our future performance and shareholders are cautioned not to place undue reliance on any forward-looking statements. While we believe our forward-looking statements are reasonable, such statements are inherently susceptible to uncertainty and changes in circumstances. As with any projection or forecast, forward-looking statements are necessarily dependent on assumptions, data and/or methods that may be incorrect or imprecise, and may not be realized. Our forward-looking statements are based on our current expectations and a variety of risks, uncertainties and other factors, many of which are beyond our ability to control or accurately predict.

Important factors that could cause our actual results to vary materially from those expressed or implied in our forward-looking statements include, but are not limited to, the factors listed and described under “Risk Factors” in this prospectus, our quarterly reports on Form 10-Q, annual report on Form 10-K, and current reports on Form 8-K, as filed with the SEC and other documents we file from time to time with the SEC.

All written and oral forward-looking statements attributable to us or persons acting on our behalf are qualified in their entirety by these cautionary statements. Forward-looking statements speak only as of the date on which they are made; we undertake no obligation to, and expressly disclaim any obligation to, update or revise forward-looking statements to reflect new information, changed assumptions, the occurrence of subsequent events, or changes to future operating results over time unless otherwise required by law.

ESTIMATED USE OF PROCEEDS

The following tables present information about how the proceeds raised in this offering will be used. Information is provided assuming (i) the sale of the maximum offering amount and (ii) that 5% of the gross offering proceeds from the offering is from sales of Class A shares, 80% is from sales of Class T shares and 15% is from sales of Class I shares, based on the initial offering prices of $11.11, $10.53 and $10.00, respectively. The 5%, 80% and 15% allocation assumption is based upon the Managing Dealer’s expectations. There can be no assurance that this assumption will prove to be accurate. Many of the numbers in the table are estimates because all fees and expenses cannot be determined precisely at this time. The actual amount of expenses cannot be determined at the present time and will depend on numerous factors, including the aggregate amount borrowed by us. The actual use of proceeds is likely to be different than the figures presented in the table because we may not raise the maximum offering amount. Raising less than the maximum offering amount or selling a different percentage of Class A, Class T and Class I shares will alter the amounts of commissions, fees and expenses set forth below.

Until the proceeds from this offering are fully invested, and from time to time thereafter, we may not generate sufficient cash flow from operations to fully fund distributions. Therefore, some or all of our distributions may be paid from other sources, such as cash advances by the Manager, cash resulting from a waiver or deferral of fees, borrowings and/or proceeds from this offering. There is no limit on distributions that may be made from these sources. However, the Manager, the Sub-Manager and their respective affiliates are under no obligation to defer or waive fees in order to support our distributions. The estimated amount to be invested, presented in the table below, will be impacted to the extent we use proceeds from this offering to pay distributions. The following table is presented solely for informational purposes.

The following table presents information regarding the use of proceeds raised in this offering with respect to Class A shares.

	Maximum Sale of $25,000,000 of Class A Shares in the Offering		Sale of $12,500,000 of Class A Shares in the Offering (Half Offering)		Sale of $100,000 of Class A Shares in the Offering (Minimum Offering)
	Amount ($)	Percent of Public Offering Proceeds	Amount ($)	Percent of Public Offering Proceeds	Amount ($)	Percent of Public Offering Proceeds
Gross Proceeds (1)	25,000,000	100.00%	12,500,000	100.00%	100,000	100.00%
Less Offering Expenses(2)
Selling Commissions (1)	1,750,000	7.00%	875,000	7.00%	7,000	7.00%
Dealer Manager Fee	750,000	3.00%	375,000	3.00%	3,000	3.00%
Other Organization and Offering Expenses (3)	353,403	1.41%	353,403	2.83%	4,500	4.50%

Amount Available for Investment/ Net Proceeds to be Invested (4)	22,146,597	88.59%	10,896,597	87.17%	85,500	85.5%

The following table presents information regarding the use of proceeds raised in this offering with respect to Class T shares.

	Maximum Sale of $400,000,000 of Class T Shares in the Offering		Sale of $200,000,000 of Class T Shares in the Offering (Half Offering)		Sale of $1,600,000 of Class T Shares in the Offering (Minimum Offering)
	Amount ($)	Percent of Public Offering Proceeds	Amount ($)	Percent of Public Offering Proceeds	Amount ($)	Percent of Public Offering Proceeds
Gross Proceeds (1)	400,000,000	100.00%	200,000,000	100.00%	1,600,000	100.00%
Less Offering Expenses(2)
Selling Commissions (1)	8,000,000	2.00%	4,000,000	2.00%	32,000	2.00%
Dealer Manager Fee	12,000,000	3.00%	6,000,000	3.00%	48,000	3.00%
Other Organization and Offering Expenses (3)	5,968,587	1.49%	5,968,586	2.98%	76,000	4.75%

Amount Available for Investment/ Net Proceeds to be Invested (4)	374,031,415	93.51%	184,031,414	92.02%	1,444,000	90.25%

The following table presents information regarding the use of proceeds raised in this offering with respect to Class I shares.

	Maximum Sale of $75,000,000 of Class I Shares in the Offering		Sale of $37,500,000 of Class I Shares in the Offering (Half Offering)		Sale of $300,000 of Class I Shares in the Offering (Minimum Offering)
	Amount ($)	Percent of Public Offering Proceeds	Amount ($)	Percent of Public Offering Proceeds	Amount ($)	Percent of Public Offering Proceeds
Gross Proceeds (1)	75,000,000	100.00%	37,500,000	100.00%	300,000	100.00%
Less Offering Expenses(2)
Selling Commissions (1)	—	0.00%	—	0.00%	—	0.00%
Dealer Manager Fee	—	0.00%	—	0.00%	—	0.00%
Other Organization and Offering Expenses (3)	1,178,010	1.57%	1,178,010	3.14%	15,000	5.00%

Amount Available for Investment/ Net Proceeds to be Invested (4)	73,821,990	98.43%	36,321,990	96.86%	285,000	95%

(1)	The tables assume that no shares are sold under our distribution reinvestment plan. The actual selling commissions that will be paid on Class A shares and Class T shares may be higher or lower due to rounding. See the section of this prospectus entitled “Plan of Distribution” for a description of the circumstances under which selling commissions and dealer manager fees may be reduced in connection with certain purchases including, but not limited to, purchases by investors that are clients of a registered investment advisor, registered representatives or principals of the Managing Dealer or participating brokers, and the Manager, the Sub-Manager, their respective affiliates, officers and employees. A portion of the selling commissions will be reduced in connection with volume purchases, and will be reflected by a corresponding reduction in the per share purchase price. In no event, however, will commission discounts reduce the proceeds of the offering that are available to us. No sales load is paid in connection with the purchase of shares pursuant to our distribution reinvestment plan.

(2)	In addition, beginning four full calendar quarters after we satisfy the minimum offering requirement, we will also pay the Managing Dealer an annual distribution and shareholder servicing fee, subject to certain limits, with respect to our Class T and Class I shares (including Class T Shares and Class I shares sold through the distribution reinvestment plan and those received as share distributions) in an annual amount equal to 1.00% and 0.50%, respectively, of our current net asset value per share, as disclosed in our periodic or current reports, payable on a quarterly basis. The annual distribution and shareholder servicing fees will accrue daily and be paid quarterly in arrears. We will pay the annual distribution and shareholder servicing fees to the Managing Dealer, which may reallow all or a portion of the annual distribution and shareholder servicing fee to the broker-dealer who sold the Class T or Class I shares or, if applicable, to a servicing broker-dealer of the Class T or Class I shares or a fund supermarket platform featuring Class I shares, so long as the broker-dealer or financial intermediary has entered into a contractual agreement with the Managing Dealer that provides for such reallowance. The annual distribution and shareholder servicing fees are ongoing fees that are not paid at the time of purchase, are not intended to be a principal use of offering proceeds and are not included in the above tables. The annual distribution and shareholder servicing fees are considered underwriting compensation in connection with this offering, subject to the 10% limit on underwriting compensation pursuant to FINRA rules.

(3)	Other organization and offering expenses include any and all costs and expenses, excluding selling commissions, dealer manager fees and annual distribution and shareholder servicing fees, incurred by us in connection with our formation, qualification and registration, and the marketing and distribution of our shares in this offering, including, without limitation, the following: amounts for SEC registration fees, FINRA filing fees, printing and mailing expenses, blue sky fees and expenses, legal fees and expenses, accounting fees and expenses, advertising and sales literature, transfer agent fees, due diligence expenses, personnel costs associated with processing investor subscriptions, escrow fees and other administrative expenses of the offering. The amounts reflected are estimates. The total of these other organization and offering expenses are estimated to be approximately $7,500,000 if the maximum offering amount is sold. For purposes of these tables, estimated other organization and offering expenses are allocated among the Class A, Class T and Class I shares pro rata on a per share basis, assuming 5% of the gross offering proceeds from the offering is from sales of Class A shares, 80% is from sales of Class T shares and 15% is from sales of Class I shares, based on the initial offering prices of $11.11, $10.53 and $10.00, respectively.

(4)	Although a substantial majority of the amount available for investment presented in this table is expected to be used to acquire assets, including used to finance acquisitions of other businesses, we may use a portion of such amount (i) to repay debt incurred in connection with operating our business; (ii) to establish reserves; or (iii) for other corporate purposes, including, but not limited to, payment of distributions to shareholders or payments of offering expenses in connection with future offerings pending the receipt of offering proceeds from such offerings, provided that these organization and offering expenses may not exceed the limitation of organization and offering expenses pursuant to our LLC Agreement and FINRA rules. We will incur capital expenses and acquisition expenses relating to our investments. We have also not established any limit on the extent to which we may use proceeds of this offering to pay distributions, and there will be no assurance that we will be able to sustain distributions at any level. In addition, we may use proceeds from our distribution reinvestment plan for repurchases of shares. Until proceeds are required to be invested or used for other purposes, we invest such amounts in short term, highly liquid investments with appropriate safety of principal, including, but not limited to, government obligations, short term debt obligations, interest bearing bank accounts and leveraged loans.

DISTRIBUTION POLICY

Subject to our board of director’s discretion and applicable legal restrictions, our board of directors intends to declare cash distributions on a weekly basis after the minimum offering requirement is met and we intend to pay such distributions on a monthly basis beginning no later than the first full calendar month after the minimum offering requirement is met. Our board of directors may also authorize distributions in the form of shares or effect share splits. However, there can be no assurance that we will pay distributions at a specific rate or at all.

Distributions will be paid out of funds legally available for distribution to our shareholders. Our distributions may exceed our earnings and adjusted cash flow from operating activities and we may fund our distributions to shareholders from any sources of funds available to us, including fee waivers or reductions by the Manager and the Sub-Manager that may be subject to repayment, as well as from offering proceeds and borrowings. Distributions will be made on all classes of our shares at the same time. Amounts distributed to each class will be allocated among our shareholders in such class in proportion to their shares. We have not established limits on the amount of funds we may use from any available sources to make distributions. The Manager and the Sub-Manager and their respective affiliates have no obligation to waive or reduce management fees or otherwise reimburse expenses in future periods.

The per share amount of distributions on Class A, Class T and Class I shares will differ because of different allocations of certain class-specific expenses. Specifically, distributions on Class T shares and Class I shares will be lower than distributions on Class A shares because we are required to pay ongoing annual distribution and shareholder servicing fees with respect to the Class T shares and Class I shares sold in this offering. If the annual distribution and shareholder servicing fee paid by us with respect to Class T shares exceeds the amount distributed to holders of Class A shares in a particular period, the estimated value per Class T share would be permanently reduced by an amount equal to the amount by which the annual distribution and shareholder servicing fee paid by us with respect to Class T shares exceeds the amount distributed to holders of Class A shares for the applicable period divided by the number of Class T shares outstanding at the end of the applicable period, reducing both the estimated value of the Class T shares used for conversion purposes and the applicable Conversion Rate described herein. Similarly, if the annual distribution and shareholder servicing fee paid by us with respect to Class I shares exceeds the amount distributed to holders of Class A shares in a particular period, the estimated value per Class I share would be permanently reduced by an amount equal to the amount by which the annual distribution and shareholder servicing fee paid by us with respect to Class I shares exceeds the amount distributed to holders of Class A shares for the applicable period divided by the number of Class I shares outstanding at the end of the applicable period, reducing both the estimated value of the Class I shares used for conversion purposes and the applicable Conversion Rate described herein. The “Conversion Rate” with respect to Class T shares will be equal to the quotient, the numerator of which is the estimated value per Class T share (including any reduction for annual distribution and shareholder servicing fees as described herein) and the denominator of which is the estimated value per Class A share. The “Conversion Rate” with respect to Class I shares will be equal to the quotient, the numerator of which is the estimated value per Class I share (including any reduction for annual distribution and shareholder servicing fees as described herein) and the denominator of which is the estimated value per Class A share.

Our LLC Agreement provides that distributions in-kind shall not be permitted, except for distributions of readily marketable securities, distributions of beneficial interests in a liquidating trust established for our dissolution and or distributions of in-kind property which (i) we advise each shareholder of the risks associated with direct ownership of the property, (ii) we offer each shareholder the election of receiving such in-kind distributions, and (iii) we distribute in-kind only to those shareholders that accept such offer.

We have adopted a distribution reinvestment plan pursuant to which you may elect to have the full amount of your cash distributions from us reinvested in additional shares. See “Distribution Reinvestment Plan” for additional details regarding the distribution reinvestment plan.

DETERMINATION OF NET ASSET VALUE

Relevance of Our Net Asset Value

Our net asset value per share for each class of shares will be calculated and published on a monthly basis commencing with the first full calendar month after the minimum offering requirement is satisfied.

Our net asset value will:

•	be disclosed in our quarterly and annual financial statements and on a monthly basis in a current report on Form 8-K;

•	determine the price per share that is paid to shareholder participants in our quarterly share repurchase program, if applicable, and the price per share paid by participants in our distribution reinvestment plan after the conclusion of this offering;

•	be an input in the computation of fees earned by the Manager, the Sub-Manager, and other service providers whose fees and distributions are linked, directly or indirectly, in whole or part to the value of our gross assets; and

•	be evaluated alongside the net proceeds per share to us from this offering in determining the offering price per share for each class of shares.

Determination of Our Net Asset Value

The calculation of our net asset value is a calculation of fair value of our assets less our outstanding liabilities. Our board of directors, including a majority of our independent directors and our audit committee, has adopted valuation procedures that provide for the methodologies to be used to estimate the fair value of our assets for purposes of our net asset value calculation. Any changes to these valuation procedures are required to be approved by our board of directors, including a majority of our independent directors and our audit committee.

We have adopted, and our valuation procedures will be performed in accordance with, Accounting Standards Codification Topic 820, Fair Value Measurements and Disclosures (formerly Statement of Financial Accounting Standards No. 157, Fair Value Measurements), or ASC Topic 820, which defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles and expands disclosures about fair value measurements. ASC Topic 820 clarifies that the exchange price is the price in an orderly transaction between market participants to sell an asset or transfer a liability in the market in which the reporting entity would transact for the asset or liability, that is, the principal or most advantageous market for the asset or liability. The transaction to sell the asset or transfer the liability is a hypothetical transaction at the measurement date, considered from the perspective of a market participant that holds the asset or owes the liability. ASC Topic 820 provides a consistent definition of fair value which focuses on exit price and prioritizes, within a measurement of fair value, the use of market-based inputs over entity-specific inputs. In addition, ASC Topic 820 provides a framework for measuring fair value and establishes a three-level hierarchy for fair value measurements based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. The three levels of valuation hierarchy established by ASC Topic 820 are defined as follows:

Level 1: Quoted prices in active markets for identical assets or liabilities, accessible by the company at the measurement date.

Level 2: Quoted prices for similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active, or other observable inputs other than quoted prices.

Level 3: Valuation inputs are unobservable for the investment and include situations where there is little, if any, market activity for the investment. The inputs into the determination of fair value require significant judgment or estimation. Investments generally included in this category are total return swap agreements, illiquid corporate bonds and loans, common and preferred stock investments, and equity options that lack observable market pricing. In all cases, the level in the fair value hierarchy within which the fair value measurement in its entirety falls will be determined based on the lowest level of input that is significant to the fair value measurement. Our assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to each investment.

Assets for which market quotations are readily available will be valued at such market quotations at either bid price or the mid-point of the bid-ask range, depending upon the nature of the underlying asset. For most of our assets, however, market quotations are not available.

Our board of directors, with assistance from the Manager and Sub-Manager, is ultimately responsible for determining in good faith the fair value of our assets for which market quotations are not readily available. Our board of directors will make this determination on a monthly basis and any other time when a decision is required regarding the fair value of our assets. Our board of directors has retained an independent valuation firm to assist the Manager and the Sub-Manager in preparing their recommendations with respect to our board of directors’ determination of the fair values of assets for which market quotations are not readily available. With respect to such assets, our board of directors has approved a valuation process to be followed, as described below:

•	values or valuation ranges for each asset are established monthly by the independent valuation firm. As part of this process, the Sub-Manager provides the independent valuation firm with access to all of the information relating to such assets relevant to the discharge of the independent valuation firm’s responsibilities and the Sub-Manager consults with, and seeks support from, the Manager as necessary throughout this process;

•	the Sub-Manager reviews the valuations prepared by the independent valuation firm and provides its valuation recommendation for each asset to the Manager;

•	after discussion with the Sub-Manager regarding its recommendations, the Manager provides a valuation recommendation for each asset to the audit committee of our board of directors. The audit committee then reviews the recommendations of the Manager, and makes a recommendation of the fair value of our assets to our board of directors; and

•	our board of directors reviews and discusses the valuations as recommended by the audit committee and approves the fair value of each asset based on the input provided by the parties involved in the valuation process.

The Manager and the Sub-Manager will monitor Level 3 assets for unobservable inputs and notify the independent valuation firm if they determine that the impact of any unobservable inputs would reasonably be expected to materially impact the fair value of an asset.

The determination of the fair value of our assets requires judgment, especially with respect to assets for which market quotations are not available. For most of our assets, market quotations are not available. Due to the inherent uncertainty of determining the fair value of assets that do not have a readily available market value, the fair value of the assets may differ significantly from the values that would have been used had a readily available market value existed for such assets, and the differences could be material. Because the calculation of our net asset value is based, in part, on the fair value of our assets, our calculation of net asset value is to a degree subjective and could be adversely affected if the determinations regarding the fair value of our assets were materially higher than the values that we ultimately realize upon the disposal of such assets.

Our board of directors, with assistance from the Manager, will determine the net asset value per share on a monthly basis for each class of shares outstanding by dividing the value of total assets pertaining to a class of shares minus liabilities pertaining to a class of shares by the total number of shares of a class outstanding at the time of determination.

The audit committee will review, and recommend to our board of directors for adoption, our quarterly and annual financial statements for inclusion in our quarterly reports on Form 10-Q and annual report on Form 10-K, and such financial statements will include a determination of our net asset value and net asset value per share for each class of shares as of the last day of each calendar quarter. These financial statements will, in turn, be reviewed and approved by our board of directors. In addition, on a monthly basis, the audit committee will review, and recommend to our board of directors for adoption, a determination of our net asset value per share for each class of shares as of the last day of each month for inclusion in a current report on Form 8-K. This determination of our net asset value per share for each class of shares will, in turn, be reviewed and approved by our board of directors.

Net Asset Value Determinations in Connection with this Continuous Offering

Commencing with the first full calendar month after the minimum offering requirement is satisfied, our board of directors will determine our net asset value for each class of our shares on a monthly basis. Although the public offering price for each class of shares will generally be based on our prior month’s net asset value per share for such class of shares, such prior month’s net asset value may be different from the current net asset value per share of the applicable class of shares as of the date on which your purchase or repurchase occurs. To the extent that our net asset value per share for a class of shares on the most recent valuation date materially increases above or decreases below our net proceeds per share for such class of shares as stated in this prospectus, our board of directors may adjust the offering prices of such classes of shares and we may offer shares at a price that we believe reflects the net asset value per share of such class of shares more appropriately than the prior month’s net asset value per share for such class of shares (including by updating a previously disclosed offering price) or suspend our offering and/or our share repurchase program in cases where we believe there has been a material change (positive or negative) to our net asset value per share for a class of shares since the end of the prior month.

We will file a prospectus supplement or post-effective amendment to the registration statement with the SEC disclosing the adjusted offering prices and the effective date of such adjusted offering prices, and we will also post the updated information on our website at www.cnlstrategiccapital.com. If the new offering price per share for any of the classes of our shares being offered by this prospectus represents more than a 20% change in the per share offering price of our shares from the most recent offering price per share, we will file an amendment to the registration statement with the SEC. We will attempt to file the amendment on or before such time in order to avoid interruptions in the continuous offering of our shares; however, there can be no assurance that our continuous offering will not be suspended while the SEC reviews any such amendment and until it is declared effective. Investors may not know the purchase price per share at the time they submit their subscription agreements and could receive fewer shares than anticipated if our board of directors determines to increase the offering price.

PRIOR PERFORMANCE OF THE MANAGER, THE SUB-MANAGER AND THEIR RESPECTIVE AFFILIATES

General

The information presented in this section represents the historical experience of certain programs sponsored or managed in the last ten years by CNL, LLCP and their respective affiliates, through December 31, 2016. The purpose of this prior performance information is to enable investors to evaluate accurately the experience of CNL, LLCP and their respective affiliates in sponsoring programs. Investors should not assume that they will experience returns, if any, comparable to those experienced by investors in the prior programs summarized in this section. Investors who purchase our shares will not thereby acquire an ownership interest in any of the entities to which the following information relates. Further, the private funds discussed in this section were conducted through privately held entities that were subject neither to the up-front commissions, fees and other expenses associated with this offering nor all of the laws and regulations that will apply to us as a publicly offered company.

Our structure and business strategy are different from certain of these prior programs and our performance will depend on factors that may not be applicable to or affect the performance of these programs. We consider a prior program to have a business objective similar to us if the program acquires, or has acquired, controlling and minority equity stakes in growing middle-market operating businesses located primarily in the United States. Although an objective is similar, the specific acquisition criteria may vary from program to program as compared to our acquisition criteria.

The prior performance tables included in this prospectus, beginning on page A-1, include further information regarding certain of the prior programs described herein.

Prior Programs Sponsored by CNL and its Affiliates

Since 1973, CNL affiliates have formed or acquired companies with more than $34 billion in assets. Prior to this offering, CNL affiliates have only sponsored real estate and private credit investment programs. The company is the first program sponsored by CNL affiliates that targets the acquisition of controlling equity stakes in middle-market operating businesses. During the ten year period ended December 31, 2016, CNL affiliates have sponsored and managed ten public programs (the “CNL Public Programs”), which can be divided into two basic categories: the CNL Public REITs and the CNL BDCs. During the ten year period ended December 31, 2016, the CNL Public REITs, which have focused on investing in real properties, including in retail, restaurant, healthcare, hotel, leisure, recreation and multifamily located primarily in the United States, raised a total of approximately $          from           retail investors, invested approximately $          in           real properties located primarily in the United States, and distributed $          in dividends to its investors. During this time, approximately           properties have been disposed by the CNL Public REITs. The aggregate net sales proceeds from such transactions were approximately $          and the aggregate investment cost was approximately $         . During the ten year period ended December 31, 2016, the CNL BDCs, which have focused on making debt investments in medium- and large-sized private companies located primarily in the United States and Western Europe, raised a total of approximately $          from           retail investors, invested approximately $          in           medium- and large-sized private companies, and distributed $          in dividends to its investors. As of December 31, 2016, the CNL BDCs had           investors and $          billion invested across           positions in           issuers. Approximately $          of these investments were first lien senior secured loans.

Below is a description of the CNL Public Programs. We believe that we do not share a comparable business strategy or business objective with any of the CNL Public Programs.

CNL Public REITs

The CNL Public REITs primarily focus on investing in real properties located in the United States. The eight CNL Public REITs are as follows:

•	CNL Restaurant Properties, Inc. (“CNL Restaurant”) launched in , closed in with a total of approximately $ of capital raised and made investments. CNL Restaurant primarily focused on investing in real properties leased to fast-food, family-style and casual dining restaurants, mortgage loans and secured equipment leases. In February 2005, CNL Restaurant merged with and into U.S. Restaurant Properties, Inc., a publicly traded REIT.

•	CNL Retirement Properties, Inc. (“CNL Retirement Properties”) launched in , closed in with a total of approximately $ of capital raised and acquired properties. CNL Retirement Properties primarily focused on investing in congregate or assisted living or skilled nursing facilities, continuing care retirement communities, medical office buildings and similar healthcare-related facilities. In October 2006, CNL Retirement Properties was acquired by HCP, Inc., an unaffiliated publicly traded REIT.

•	CNL Hotels & Resorts, Inc. (“CNL Hotels & Resorts”) launched in , closed in with a total of approximately $ of capital raised and made investments. CNL Hotels & Resorts primarily focused on investing in limited-service, extended-stay and full-service hotels and resort properties. In April 2007, CNL Hotels & Resorts was acquired by Morgan Stanley Real Estate, and in connection with such acquisition, certain assets of CNL Hotels & Resorts were purchased by Ashford Sapphire Acquisition LLC.

•	CNL Lifestyle Properties, Inc. (“CNL Lifestyle Properties”) launched in , closed in with a total of approximately $ of capital raised and acquired properties. CNL Lifestyle Properties primarily focused on properties such as ski and mountain lifestyle properties, golf courses, attractions, marinas, senior living properties and additional lifestyle retail properties, and is in the process of selling its assets.

•	CNL Growth Properties, Inc. (“CNL Growth Properties”) launched in , closed in with a total of approximately $ of capital raised and acquired properties. CNL Growth Properties primarily focuses on investing in multifamily development properties that offer the potential for capital appreciation.

•	Global Income Trust, Inc. (“Global Income Trust”) launched in , closed in with a total of approximately $ of capital raised and acquired properties. Global Income Trust primarily focused on investing in a portfolio of income-oriented commercial real estate and real estate-related assets. Global Income’s investments were made in both the United States and Germany. In December 2015, Global Income Trust sold all of its net assets and paid a liquidating distribution to shareholders.

•	CNL Healthcare Properties, Inc. (“CNL Healthcare Properties”) launched in , closed in with a total of approximately $ of capital raised and acquired properties. CNL Healthcare Properties primarily focuses on investing in senior housing, medical office building, acute care and post-acute care facility sectors, including stabilized, value add and development properties.

•	CNL Healthcare Properties II, Inc. (“CNL Healthcare Properties II”) launched in and is currently in its primary offering period. CNL Healthcare Properties II primarily focuses on investing in seniors housing, medical office building, acute care and post-acute care facility sectors, including stabilized, value add and development properties.

CNL BDCs

The CNL BDCs primarily focus on making debt investments in medium- and large-sized private companies located primarily in the United States. The two CNL BDCs are as follows:

•	Corporate Capital Trust, Inc. (“CCT I”) launched in , closed in with a total of approximately $ of capital raised. CCT I primarily focuses on investing in medium- and large-sized private companies. Most of CCT I’s investments were made in both the United States and Western Europe. As of December 31, 2016, CCT I had investors and $ billion invested across positions in issuers. Approximately of these investments were first lien senior secured loans.

•	Corporate Capital Trust II, Inc. (“CCT II”) launched in , and is currently in its offering period. As of December 31, 2016, approximately $ in capital had been raised for CCT II. CCT II primarily focuses on investing in medium- and large-sized private companies. Most of CCT II’s investments were made in both the United States. As of December 31, 2016, CCT II had investors and million invested across positions in issuers. Approximately of these investments were first lien senior secured loans.

As described above, we consider a program that acquires, or has acquired, controlling and minority equity stakes in growing middle-market operating businesses located primarily in the United States to have a business objective similar to ours. We believe the CNL Public REITs do not have business objectives similar to ours because they primarily invest in real properties. We also believe the CNL BDCs do not have business objectives similar to ours because they primarily make debt investments in medium- and large-sized private companies. Thus, we believe none of the CNL Public Programs has comparable business strategies or business objectives to that of the company and we have determined that no further historical performance information is necessary to be included in the prospectus in the form of prior performance tables.

Upon written request, you may obtain, without charge, a copy of the most recent annual report on Form 10-K annual report filed with the SEC by any public program described above. We will provide exhibits to each such Form 10-K upon payment of a reasonable fee for copying and mailing expenses. These reports and exhibits, as well as other reports required to be filed with the SEC, are also available at the SEC’s website at www.sec.gov.

Prior Programs Sponsored by LLCP and its Affiliates

Since its inception in 1984, LLCP and the LLCP Senior Executives have managed approximately $7.5 billion of institutional capital. Over this time, LLCP has sponsored private funds that have focused on the acquisition of controlling and minority equity stakes in middle-market operating businesses located primarily in the United States. LLCP has also sponsored private funds that have focused on making value-oriented and special situation investments and acquiring stressed, distressed or over-leveraged companies, and private funds focused on acquiring regional businesses. During the ten year period ended December 31, 2016, LLCP has sponsored and managed eleven private funds (the “LLCP Private Funds”), raised a total of approximately $          from           institutional and other investors, and invested approximately $          in           middle-market companies across various industries, including          . See “Appendix A: Prior Performance Tables—Table I” for more detailed information about LLCP and its affiliates’ experience in raising and investing funds in connection with certain of these private funds. During this time, approximately           operating businesses have been sold by the LLCP Private Funds. The aggregate net sales proceeds from such transactions were approximately $          and the aggregate investment cost was approximately $         . See “Appendix A: Prior Performance Tables—Table V” for more detailed information about sales of individual middle-market companies by certain of the LLCP Private Funds.

Below is a description of the LLCP Private Funds, which are divided into three basic categories: Private Acquisition Funds; Value Funds; and Regional Based Funds. We believe that we share a similar business objective with the Private Acquisition Funds, although the specific acquisition criteria for the businesses we acquire may vary from the Private Acquisition Funds’ acquisition criteria. We believe that we do not share a similar business objective with the Value Funds or the Regional Based Funds.

Private Acquisition Funds

The Private Acquisition Funds acquire, or have acquired, controlling and minority equity stakes in middle-market operating businesses located primarily in the United States.

The seven Private Acquisition Funds are as follows:

•	Levine Leichtman Capital Partners I, L.P. (“LLCP I”) launched in , closed in with a total of approximately $ of capital commitments and made investments. LLCP I primarily focused on . LLCP I dissolved on November 30, 2009.

•	Levine Leichtman Capital Partners II, L.P. (“LLCP II”) launched in 1997, closed in with a total of approximately $ of capital commitments and has made investments. LLCP II primarily focused on . LLCP II is currently in its wind-down period.

•	Levine Leichtman Capital Partners III, L.P. (“LLCP III”) launched in 2002, closed in with a total of approximately $ of capital commitments and has made investments. LLCP III primarily focused on . LLCP III is currently in its liquidation period.

•	Levine Leichtman Capital Partners IV, L.P. (“LLCP IV”) launched in , closed in with a total of approximately $ of capital commitments and has made investments. LLCP IV primarily focused on . LLCP IV’s investment period has expired, however, it may be called upon to provide follow-on capital or increase the size of its investments.

•	Levine Leichtman Capital Partners V, L.P. (“LLCP V”) launched in 2014, closed in with a total of approximately $ of capital commitments and has made investments. LLCP V primarily focuses on . LLCP V is currently in its investment period.

•	Levine Leichtman Capital Partners SBIC Fund, L.P. (“SBIC Fund”) launched in 2014, closed in with a total of approximately $ of capital commitments and has made investments. The SBIC Fund operates as a small business investment company (an “SBIC”) under the regulations of the U.S. Small Business Administration (the “SBA”), and focuses on . The SBIC Fund’s investment period has expired, however, it may be called upon to provide follow-on capital or increase the size of its investments.

•	LLCP Lower Middle Market Fund, L.P. (“LMM Fund”) launched in 2016, closed in with a total of $ of capital commitments and has made investments. The LMM Fund focuses on . The LLM Fund is currently in its investment period.

The table below sets forth certain performance data relating to the Private Acquisition Funds. From        through       , the Private Acquisition Funds invested in excess of $       billion in        investments generating a realized internal rate of return of       %, a       x cash-on-cash multiple, and a realized and unrealized internal rate of return of       %. This performance and other data is not a guarantee or prediction of the returns that we may achieve in the future.

Private Acquisition Funds

Performance From Inception through December 31, 2016

($ in millions)	As of December 31, 2016
Total Number of Investments	Total Capitalization	Total Invested Equity	Total Distributions	Gross Internal Rate of Return	Net Internal Rate of Return	Management & Incentive Fees, Expenses

Regional Focused Funds

The two Regional Focused Funds are as follows:

•	Levine Leichtman Capital Partners California Growth Fund, L.P. (“California Growth Fund”) launched in , closed in with a total of approximately $ of capital commitments and has made investments. The California Growth Fund primarily focused on investments in portfolio companies located primarily in the State of California, with annual revenues of $50 million or less at the time of investment. The California Growth Fund also invested in one or more subsidiaries that directly hold or invest primarily in loan or debt obligations or participations therein of third parties. The California Growth Fund is currently in its wind-down period.

•	Levine Leichtman Capital Partners Europe, L.P. (“Europe Fund”) launched in 2015, closed in with a total of approximately $ of capital commitments and has made investments. The Europe Fund primarily focuses on investments in companies located primarily in Western Europe (excluding the United Kingdom). The Europe Fund is currently in its investment period.

Value Funds

The Value Funds primarily focus on making value-oriented investments. The two Value Funds are as follows:

•	Levine Leichtman Capital Partners Deep Value Fund, L.P. (“Deep Value Fund”) launched in , closed in with a total of approximately $ of capital commitments and has made investments. The Deep Value Fund focused primarily on investments in debt, debt-related and other securities of small and middle capitalization U.S.-based companies in stressed, distressed or other special situations. The Deep Value Fund’s investment period has expired; however, it may be called upon to provide follow-on capital or increase the size of its investments.

•	Levine Leichtman Capital Partners Private Capital Solutions, L.P. (“PCS Fund”) launched in , closed in with a total of approximately $ of capital commitments and has made investments. The PCS Fund focuses primarily on making debt and equity investments in value-oriented, slower growth middle-market companies. The PCS Fund is currently in its investment period.

As described above, we consider a private fund that acquires, or has acquired, controlling and minority equity stakes in growing middle-market operating businesses located primarily in the United States to have a business objective similar to ours. Thus, we believe the Private Acquisition Funds have business objectives similar to ours. With respect to the Value Funds, the Deep Value Fund does not have business objectives similar to ours because it primarily made debt investments in stressed, distressed or over-leveraged companies and the PCS Fund does not have business objectives similar to ours because it primarily makes investments in value-oriented, slower growth middle-market companies. With respect to the Regional Focused Funds, the California Growth Fund does not have business objectives similar to ours because it limits its investments to only companies in California and invests in loan and debt originations of third parties. The Europe Fund also does not have business objectives similar to ours because it limits its investment to only companies in Europe.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

Overview

We are an operating company that seeks to acquire and grow durable, middle-market operating businesses. We were formed to pursue the business strategy described elsewhere in the prospectus. Our business and affairs are overseen under the direction of our board of directors. However, we have engaged the Manager, CNL, under the Management Agreement pursuant to which the Manager is responsible for the overall management of our activities. The Manager has engaged the Sub-Manager under the Sub-Management Agreement pursuant to which the Sub-Manager is responsible for the day-to-day management of our assets. The Manager and the Sub-Manager are collectively responsible for sourcing potential acquisition and debt financing opportunities, subject to the final approval of the Manager, and monitoring and managing the businesses we acquire and/or finance on an ongoing basis. The Sub-Manager is primarily responsible for analyzing and conducting due diligence on prospective acquisitions and debt financings, as well as the overall structuring of transactions.

We were formed as a Delaware limited liability company on August 9, 2016. We intend to operate our business in a manner that will permit us to maintain our exemption from registration under the Investment Company Act. As of the date of this prospectus, we have not commenced any operations other than organizing the company. We currently have no assets and will not commence any significant operations until we have satisfied the minimum offering requirement.

Factors Impacting Our Operating Results

We expect that the results of our operations will be affected by a number of factors. Many of the factors that will affect our operating results are beyond our control.

We will be dependent upon the earnings of and cash flow from the businesses that we acquire to meet our corporate overhead and management fee expenses and to make distributions. These earnings, net of any minority interests in these businesses, will be available:

•	first, to meet capital expenditure requirements, management fees and corporate overhead expenses of the company; and

•	second, to fund distributions by the company to shareholders.

Size of assets

The size of our assets will be a key revenue driver. Generally, as the size of our assets grows, the amount of income we receive will increase. In addition, our assets may grow at an uneven pace as opportunities to acquire assets may be irregularly timed, and the timing and extent of the Manager’s and the Sub-Manager’s success in identifying such opportunities, and our success in making acquisitions, cannot be predicted.

Credit risk

We expect to encounter credit risk relating to (1) the operating businesses and other assets we acquire and (2) any potential debt financing we may obtain. We will seek to mitigate credit risk by deploying a comprehensive review and asset selection process, including worst case analysis, and careful ongoing monitoring of our acquired businesses and other assets as well as mitigation of negative credit effects through back up planning. Nevertheless, unanticipated credit losses could occur, which could adversely impact our operating results.

Changes in market interest rates

With respect to our proposed business operations, to the extent that we use debt financing with unhedged floating interest rates in connection with our acquisitions, general increases in interest rates over time may cause the interest expense associated with our borrowings to increase, and the value of our debt assets to decline. Conversely, general decreases in interest rates over time may cause the interest expense associated with our borrowings to decrease, and the value of our debt assets to increase.

Market conditions

From time to time, the global capital markets may experience periods of disruption and instability, which could materially and adversely impact the broader financial and credit markets and reduce the availability to us of debt and equity capital. Significant changes or volatility in the capital markets may also have a negative effect on the valuations of our operating businesses and other assets. While all of our assets are likely to not be publicly traded, applicable accounting standards require us to assume as part of our valuation process that our assets are sold in a principal market to market participants (even if we plan on holding an asset through its maturity) and impairments of the market values or fair market values of our assets, even if unrealized, must be reflected in our financial statements for the applicable period, which could result in significant reductions to our net asset value for the period. Significant changes in the capital markets may also affect the pace of our activity and the potential for liquidity events involving our assets. Thus, the illiquidity of our assets may make it difficult for us to sell such assets to access capital if required, and as a result, we could realize significantly less than the value at which we have recorded our assets if we were required to sell them for liquidity purposes.

Critical Accounting Policies and Use of Estimates

The following discussion addresses the initial accounting policies that we expect to utilize based on our current expectations of our initial operations. Our most critical accounting policies will involve decisions and assessments that could affect our reported assets and liabilities, as well as our reported revenues and expenses. We believe that all of the decisions and assessments upon which our financial statements will be based will be reasonable at the time made and based upon information available to us at that time. Our critical accounting policies and accounting estimates will be expanded over time as we continue to implement our business and operating strategy. Those material accounting policies and estimates that we initially expect to be most critical to an investor’s understanding of our financial results and condition, as well as those that require complex judgment decisions by our management, are discussed below.

Basis of Presentation

Our financial statements will be prepared in accordance with GAAP, which requires the use of estimates, assumptions and the exercise of subjective judgment as to future uncertainties.

Although we are organized and intend to conduct our business in a manner so that we are not required to register as an investment company under the Investment Company Act, our financial statements will be prepared using the specialized accounting principles of ASC Topic 946. Overall, we believe that the use of investment company accounting will make our financial statements more useful to investors and other financial statement users since it will allow a more appropriate basis of comparison to other entities with a similar business strategy.

Valuation of Assets

We have adopted, and our valuation procedures will be performed in accordance with, ASC Topic 820, which defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles and expands disclosures about fair value measurements.

ASC Topic 820 clarifies that the fair value is the price in an orderly transaction between market participants to sell an asset or transfer a liability in the market in which the reporting entity would transact for the asset or liability, that is, the principal or most advantageous market for the asset or liability. The transaction to sell the asset or transfer the liability is a hypothetical transaction at the measurement date, considered from the perspective of a market participant that holds the asset or owes the liability. ASC Topic 820 provides a consistent definition of fair value which focuses on exit price and prioritizes, within a measurement of fair value, the use of market-based inputs over entity-specific inputs. In addition, ASC Topic 820 provides a framework for measuring fair value and establishes a three-level hierarchy for fair value measurements based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. The three levels of valuation hierarchy established by ASC Topic 820 are defined as follows:

Level 1: Quoted prices in active markets for identical assets or liabilities, accessible by the company at the measurement date.

Level 2: Quoted prices for similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active, or other observable inputs other than quoted prices.

Level 3: Unobservable inputs for the asset or liability.

In all cases, the level in the fair value hierarchy within which the fair value measurement in its entirety falls will be determined based on the lowest level of input that is significant to the fair value measurement. Our assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to each asset.

Revenue Recognition

We record interest income on an accrual basis to the extent that we expect to collect such amounts. We do not accrue as a receivable interest on loans and debt securities for accounting purposes if we have reason to doubt our ability to collect such interest. OIDs, market discounts or premiums are accreted or amortized using the effective interest method as interest income. We record prepayment premiums on loans and debt securities as interest income.

We place loans on non-accrual status when principal and interest are past due 90 days or more or when there is a reasonable doubt that we will collect principal or interest. Accrued interest is generally reversed when a loan is placed on non-accrual. Interest payments received on non-accrual loans may be recognized as income or applied to principal depending upon management’s judgment. Non-accrual loans are generally restored to accrual status when past due and principal and interest is paid and, in our management’s judgment, is likely to remain current.

Dividend income is recorded (1) on the ex-dividend date for publicly issued securities and (2) on the record date for privately issued securities.

Structuring and similar fees are generally non-recurring and recognized as income as earned, upon the transaction closing date. Structuring fees and overriding royalty interests are included in other income.

Net Realized Gains or Losses and Net Change in Unrealized Appreciation or Depreciation on Investments

We will measure realized gains or losses as the difference between the net proceeds from the sale, repayment, or disposal of an asset and the adjusted cost basis of the asset, without regard to unrealized appreciation or depreciation previously recognized. Net change in unrealized appreciation or depreciation will reflect the change in asset values during the reporting period, including any reversal of previously recorded unrealized appreciation or depreciation, when gains or losses are realized.

PIK Interest

We may have assets that contain a PIK interest provision. For loans and debt securities with contractual PIK interest, any interest will be added to the principal balance of such assets and be recorded as income, if the valuation indicates that such interest is collectible.

Organization Expenses

Organization expenses will be expensed on the company’s statement of operations as incurred.

Offering Expenses

Offering expenses, which consist of amounts incurred for items such as legal, accounting, regulatory and printing work incurred related to our offering, will be capitalized on the company’s statement of assets and liabilities as deferred offering expenses and expensed to the company’s statement of operations over a 12-month period.

U.S. Federal Income Taxes

While it is expected that we will operate so that we will qualify to be treated for U.S. federal income tax purposes as a partnership, and not as an association or a publicly traded partnership taxable as a corporation, given the highly complex nature of the rules governing partnerships, the ongoing importance of factual determinations, the lack of direct guidance with respect to the application of tax laws to the activities we are undertaking and the possibility of future changes in its circumstances, it is possible that we will not qualify to be taxed as a partnership for any particular year. A “publicly-traded partnership” is a partnership the interests in which are: (i) traded on an established securities market or (ii) readily tradable on a secondary market or the substantial equivalent thereof, unless certain safe harbors apply. Our shares will not be listed on an exchange or quoted through a quotation system for the foreseeable future, if ever. Our LLC Agreement provides for certain restrictions on transferability intended to ensure that we qualify as a “partnership” for U.S. federal income tax purposes and that we are not taxable as a “publicly traded partnership.” In particular, no transfer of an interest may be made if it would result in our being treated as a publicly traded partnership taxable as a corporation under the Code. In addition, we may, without the consent of any shareholder, amend our LLC Agreement in order to improve, upon advice of counsel, our position in avoiding such publicly traded partnership status (and we may impose time-delay and other restrictions on recognizing transfers as necessary to do so). Even if we are treated as a publicly traded partnership, we will not be taxable as a corporation if 90% or more of our gross income for each taxable year consists of “qualifying income” (generally, interest (other than interest generated from a financial business), dividends, real property rents, gain from the sale of assets that produce qualifying income and certain other items) and we are not required to register under the Investment Company Act (the “qualifying income exception”). Although there is no direct authority regarding whether activities similar to those of conducted by us could be treated as a financial business for this purpose, the IRS has privately ruled that interest income on loans made to subsidiaries and not to customers in connection with a banking or other financing business is qualifying income for purposes of the publicly traded partnership rules. Although private letter rulings are binding on the IRS only with respect to the particular taxpayers who requested and received those rulings, such authority may nonetheless provide valuable indications of the IRS’s views on specific issues. Since our gross income will largely consist of dividend and interest income from our subsidiaries, we expect to satisfy the qualifying income exception. However, no assurance can be given that the actual results of our operations for any taxable year will satisfy the qualifying income exception.

If, for any reason, we become taxable as a corporation for U.S. federal income tax purposes, our items of income and deduction would not pass through to our shareholders and our shareholders would be treated for U.S. federal income tax purposes as stockholders in a corporation. We would be required to pay income tax at corporate rates on our net income. Distributions by us to shareholders would constitute dividend income taxable to such shareholders, to the extent of our earnings and profits, and the payment of these distributions would not be deductible by us. These consequences would have a material adverse effect on us, our shareholders and the value of the shares. See “Certain U.S. Federal Income Tax Consequences—Classification as a Partnership.”

Distributions to Shareholders

Distributions declared by our board of directors are recognized as distribution liabilities on the record date.

Recently Issued Accounting Pronouncements

We will adopt all authoritative accounting standards relevant to our financial statements, except for recently issued pronouncements that are not required to be adopted until dates subsequent to our first fiscal year end.

JOBS Act

We qualify as an “emerging growth company” pursuant to the provisions of the JOBS Act, enacted on April 5, 2012. For as long as we are an “emerging growth company,” we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies,” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding advisory “say-on-pay” votes on executive compensation and shareholder advisory votes on golden parachute compensation. Although these exemptions will be available to us, we do not expect these exemptions to have a material impact on our public reporting and disclosure. Because we are not a “large accelerated filer” or an “accelerated filer” under the “Exchange Act, and will not be so long as our shares are not traded on a securities exchange, we are not subject to the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act. In addition, because we have no employees, we do not have any executive compensation or golden parachute payments to report in our periodic reports and proxy statements.

Under the JOBS Act, we will remain an “emerging growth company” until the earliest of:

•	the last day of the fiscal year during which we have total annual gross revenues of $1 billion or more;

•	the last day of the fiscal year following the fifth anniversary of the completion of this offering;

•	the date on which we have, during the previous three-year period, issued more than $1 billion in non-convertible debt; and

•	the date on which we are deemed to be a “large accelerated filer” under the Exchange Act. We will qualify as a large accelerated filer as of the first day of the first fiscal year after we have (i) more than $700 million in outstanding common equity held by our non-affiliates as of the last day of our most recently completed second fiscal quarter, (ii) been a public company for at least 12 months and (iii) filed at least one annual report with the SEC. The value of our outstanding common equity will be measured each year on the last day of our second fiscal quarter.

The JOBS Act also provides that an “emerging growth company” can utilize the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. However, we are choosing to opt out of that extended transition period, and, as a result, we will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for companies that are not “emerging growth companies.” Section 107 of the JOBS Act provides that our decision to opt out of the extended transition period for complying with new or revised accounting standards is irrevocable.

Results of Operations

As of the date of this prospectus, we have not commenced any significant operations because we are in our organizational stage. We will not commence any significant operations until we have satisfied the minimum offering requirement.

The Manager and the Sub-Manager have separately entered into a cost sharing agreement to equally share the start-up expenses to cover organizational and offering expenses on our behalf, including start-up legal costs. Both the Manager and the Sub-Manager will be entitled to reimbursement from offering proceeds for these costs, subject to FINRA rules. They will also equally share between them in expense support programs and fee deferrals and/or waivers as needed.

Liquidity and Capital Resources

Liquidity is a measure of our ability to meet potential cash requirements, including ongoing commitments, fund and maintain our assets and operations, repay borrowings, make distributions to our shareholders and other general business needs. We will use significant cash to fund the acquisition, repay principal and interest on our borrowings, make distributions to our shareholders and fund our operations. Our primary sources of cash will generally consist of:

•	the net proceeds of this offering;

•	dividends, fees, and interest earned from our assets;

•	proceeds from sales of assets and capital repayments from our assets; and

•	unused borrowing capacity under our financing sources.

While we generally intend to hold our assets for the long term, certain of our assets may be sold in order to manage our liquidity needs, meet other operating objectives and adapt to market conditions. The timing and impact of future sales of our assets, if any, cannot be predicted with any certainty.

Hedging Activities

In an effort to stabilize our revenue and input costs where applicable, we may enter into derivatives or other financial instruments in an attempt to hedge our commodity risk. With respect to any potential financings, general increases in interest rates over time may cause the interest expense associated with our borrowings to increase, and the value of our debt investments to decline. We may seek to stabilize our financing costs as well as any potential decline in our assets by entering into derivatives, swaps or other financial products in an attempt to hedge our interest rate risk. In the event we pursue any assets outside of the United States we may have foreign currency risks related to our revenue and operating expenses denominated in currencies other than the U.S. dollar. We may in the future, enter into derivatives or other financial instruments in an attempt to hedge our foreign currency exchange risk. It is difficult to predict the impact hedging activities would have on our results of operations.

Contractual Obligations

We have entered into the Management Agreement with the Manager pursuant to which the Manager is entitled to receive a base management fee and the reimbursement of certain expenses. Certain subordinated fees based on our performance are payable after our subordination is met. The Manager has entered into the Sub-Management Agreement with the Sub-Manager pursuant to which the Sub-Manager is entitled to 50% of the fees the Manager receives from us (including reimbursement of certain expenses). We have also entered into the Administrative Services Agreement with the Administrator pursuant to which it will provide us with administrative services and it is entitled to reimbursement of expenses for such services. The Administrator has entered into the Sub-Administrative Services Agreement with the Sub-Administrator pursuant to which the Sub-Administrator is entitled to reimbursement of expenses for certain other administrative services it provides to us. For a discussion of the compensation we pay in connection with the management of our business, see “Compensation of the Manager, the Sub-Manager and the Managing Dealer” and “Conflicts of Interest and Certain Relationships and Related Party Transactions—Certain Relationships with Affiliates—Cost Sharing Agreement.”

Off-Balance Sheet Arrangements

We currently have no off-balance sheet arrangements, including any risk management of commodity pricing or other hedging practices.

Distributions

Subject to our board of directors’ discretion and applicable legal restrictions, our board of directors intends to declare cash distributions on a weekly basis after the minimum offering requirement is met and we intend to pay such distributions on a monthly basis, beginning no later than the first full calendar month after the minimum offering requirement is met. We will calculate each shareholder’s specific distribution amount for the period using record and declaration dates, and each shareholder’s distributions will begin to accrue on the date we accept each shareholder’s subscription for shares. Distributions will be made on all classes of our shares at the same time. Amounts distributed to each class will be allocated among the holders of our shares in such class in proportion to their shares. The per share amount of distributions on Class A, Class T and Class I shares will differ because of different allocations of certain class-specific expenses. Specifically, distributions on Class T shares and Class I shares will be lower than distributions on Class A shares because the company is required to pay ongoing annual distribution and shareholder servicing fees with respect to the Class T shares and Class I shares sold in the primary offering. There is no assurance that we will pay distributions in any particular amount, if at all.

Inflation

We do not anticipate that inflation will have a significant effect on our results of operations. However, in the event of a significant increase in inflation, interest rates could rise and our assets may be materially adversely affected.

Seasonality

We do not anticipate that seasonality will have a significant effect on our results of operations.

Quantitative and Qualitative Disclosures about Market Risk

We anticipate that our primary market risks will be related to the credit quality of our counterparties, market interest rates and foreign currency changes. We will seek to manage these risks while, at the same time, seeking to provide an opportunity to shareholders to realize attractive returns through ownership of our shares.

Credit risk

We expect to encounter credit risk relating to (1) the operating businesses and other assets we acquire and (2) any potential debt financing we may obtain. We will seek to mitigate this risk by deploying a comprehensive review and asset selection process, including worst case analysis, and careful ongoing monitoring of our acquired businesses and other assets as well as mitigation of negative credit effects through back up planning. Nevertheless, unanticipated credit losses could occur, which could adversely impact our operating results.

Changes in Market Interest Rates

With respect to our proposed business operations, general increases in interest rates over time may cause the interest expense associated with our borrowings to increase, and the value of our debt assets to decline. Conversely, general decreases in interest rates over time may cause the interest expense associated with our borrowings to decrease, and the value of our debt assets to increase.

BUSINESS

Overview

CNL Strategic Capital, LLC is an operating company that seeks to acquire and grow durable, middle-market operating businesses. We target for acquisition businesses that are highly cash flow generative with annual revenues of primarily between $25 million and $500 million. We intend to acquire controlling equity stakes in combination with loan positions in durable and growing middle-market companies. We will seek to partner with management teams that will have a meaningful ownership stake in their business. This business strategy, which has been used by the Sub-Manager over many different business cycles, provides us with a high level of operational control and the opportunity to receive current cash income in the form of periodic interest payments from our loans and cash distributions from our equity ownership in the businesses we acquire. We believe that our business strategy also allows us to partner with management teams that are highly incentivized to support the growth and profitability of our businesses. We will use the global origination networks of the Manager and the Sub-Manager to identify potential acquisitions and management teams that embrace our transaction structure and management philosophy.

We intend to acquire stable and growing middle-market businesses that have historically generated strong free cash flow and where management has a meaningful ownership stake in the business. We believe that these businesses are on the lower end of the risk spectrum for middle-market businesses as such businesses generally do not require high growth rates to generate attractive returns. We expect these businesses to have proven and demonstrable track records of recurring cash flow, stable and predictable operating performance that will produce attractive risk adjusted returns over a long-term time horizon and limited third-party senior leverage. We believe that businesses that are stable and predictable include, without limitation, providers of well-established consumer products, business services and light manufacturing companies. We do not intend to acquire businesses in industries that we believe are not stable or predictable, including oil and gas, commodities, high technology, internet and ecommerce. We also do not intend to acquire businesses that at the time of our acquisition are distressed or businesses in the midst of a turnaround.

As an operating company, we believe we will have the flexibility to make acquisitions with a long-term perspective that will provide us with the opportunity to generate capital appreciation over various economic cycles. We also believe that our long-term philosophy will provide a more attractive solution for business owners than our competitors. We expect to provide additional funding to the businesses we acquire through debt financing, which we expect to secure a stream of income that can provide for distributions to our shareholders as well as prevent influence by third-party investors and/or debt providers that may have different business objectives and priorities. We believe that our shareholders will benefit from a capital structure with substantial equity participation and current cash income. Additionally, we believe our capital structure will provide downside protection while preserving the opportunity for long-term value appreciation. Finally, we believe that our acquisition approach is particularly attractive to entrepreneurs and management teams who prefer capital structures with less third-party senior leverage, which we believe mitigates downside risk.

The Manager and the Sub-Manager

We are managed by the Manager under the Management Agreement, pursuant to which the Manager is responsible for the overall management of our activities. The Manager is controlled by CNL Financial Group, LLC, an investment management firm specializing in alternative investment products. Anchored by over 40 years of thoughtful investing in relationships, CNL Financial Group, LLC or its affiliates have formed or acquired companies with more than $34 billion in assets.

The Manager has engaged the Sub-Manager under the Sub-Management Agreement, pursuant to which the Sub-Manager is responsible for the day-to-day management of our assets. The Manager and the Sub-Manager are collectively responsible for sourcing potential acquisition and debt financing opportunities, subject to the final approval of the Manager, and monitoring and managing the businesses we acquire and/or finance on an ongoing basis. The Sub-Manager is primarily responsible for analyzing and conducting due diligence on prospective acquisitions and debt financings, as well as the overall structuring of transactions.

The Sub-Manager is a wholly owned subsidiary of LLCP, an asset manager that has been acquiring controlling and minority equity positions in middle-market businesses for over 30 years. Since its inception in 1984, LLCP and the LLCP Senior Executives have managed approximately $7.5 billion of institutional capital and currently have a team of 54 transactional and supporting professionals. The Sub-Manager is managed by the LLCP Senior Executives, Lauren B. Leichtman, Arthur E. Levine, Robert A. Poletti, Stephen J. Hogan, Aaron M. Perlmutter and Michael Weinberg, who have worked together at LLCP for an average of 20 years and are supported by 28 dedicated acquisition professionals.

Our acquisition process is a collaborative effort between the Manager and the Sub-Manager, and we believe we will benefit from their combined business and industry-specific knowledge and experience in the middle-market and the Sub-Manager’s transaction expertise and acquisition capabilities. To facilitate communication and coordination, the Manager and the Sub-Manager intend to hold regular meetings to plan and discuss our business strategy, potential acquisition and financing opportunities, current market developments and strategic goals. We believe that along with the Manager’s and the Sub-Manager’s middle-market expertise, the Manager and the Sub-Manager will provide us with substantial market insight and valuable access to acquisition and financing opportunities.

The Manager also provides us with certain administrative services under the Administrative Services Agreement with us. The Sub-Manager will also provide certain other administrative services to us under the Sub-Administrative Services Agreement with the Manager.

Business Strategy

We seek to create long-term value by acquiring and growing durable, middle-market operating businesses. We intend to acquire controlling equity stakes in combination with loan positions (typically in the form of senior and subordinated notes) in durable and growing middle-market companies, which will become our majority-owned subsidiaries and from which we expect to receive current income through interest income and distributions from our equity ownership. We believe that this flexibility will help us acquire controlling interests in businesses by providing certainty of funding to meet the comprehensive capital needs of such businesses, without depending on other third-party financing sources and prevailing market conditions. We plan to acquire highly durable companies that can generate consistent cash flow and can continue to grow over time and through various economic cycles. We plan to manage and grow the businesses we acquire to create value over a long-term time horizon. As long as the businesses continue to perform, continue to be leaders in their industry, and continue to exhibit potential for future growth, we intend to continue to own such companies. We intend for our acquisitions of long-term controlling equity stakes and in combination with loan positions in the businesses we acquire to comprise a significant majority of our total assets.

In addition and to a lesser extent, we intend to acquire other debt and minority equity positions, which may include acquiring debt in the secondary market and minority equity stakes in combination with other funds managed by LLCP from co-investments with other partnerships managed by the Sub-Manager. We expect that these positions will comprise a minority of our total assets. See “—Other Business Activities.”

Business Approach

Our business approach is summarized below:

•	Focus on Durable and Growing Middle-Market Businesses. We intend to acquire businesses with established market positions, experienced management teams and a proven ability to grow through different market cycles, including, without limitation, providers of well-established consumer products, business services and light manufacturing companies. For example, the LLCP Senior Executives have acquired businesses in the following industries: healthcare products and services, education, safety companies, restaurants, manufacturing, consumer products, franchising and aerospace. We do not intend to acquire businesses in industries that we believe are not stable or predictable, including, but not limited to, oil and gas, commodities, start-ups, high technology, internet and ecommerce. We do not intend to acquire businesses that at the time of our acquisition are distressed or companies in the midst of a turnaround.

•	Capitalize on Extensive Sourcing Network. We intend to leverage the Sub-Manager’s extensive network of over 2,000 referral sources for acquisition and financing opportunities as well as the Manager’s extensive network.

•	Long-term Value Creation Through Tailored Acquisitions. We intend to employ a consistent strategy that can be tailored to the capital structure required to meet the needs of entrepreneurial management teams who require a long-term strategic solution. For example, we intend to acquire controlling equity stakes in businesses which we expect to provide us with a high level of operational control of the business. We will seek to partner with management teams that will have a meaningful equity ownership stake in their businesses and therefore be highly incentivized to support the growth and profitability of our businesses. We believe our capital and the sophisticated financial and strategic advice that the Manager and the Sub-Manager are able to provide to our businesses will provide the opportunity for long-term value creation.

•	Create Current Income. We intend to acquire controlling equity positions in businesses for long-term growth and distributions from our equity ownership. In connection with these acquisitions, we intend to also provide debt financing in the form of senior, subordinated and/or mezzanine debt to these businesses from which we expect to receive current income through interest income. We expect to provide financing at annual interest rates between 13% and 15%. The high free cash flow nature of the businesses that we seek to acquire affords them the ability to make interest payments without impeding the business. We believe that our financing activities will provide income for regular distributions to our shareholders.

•	Mitigate Risk Through Less Third-Party Leverage. We intend to create what we believe to be a capital structure that mitigates downside risk by concurrently acquiring controlling equity stakes with concurrent loan positions in the businesses we acquire. We expect to provide the businesses we acquire with the senior, subordinated and/or mezzanine debt they need, resulting in companies with less external third-party debt. By doing so, we expect to secure a stream of income that can provide for distributions to our shareholders as well as prevent influence by third-party investors and/or debt providers that may have different business objectives and priorities.

•	Rely on the Skills and Experience of the Manager and the Sub-Manager to Provide Value-Added Expertise. The Manager and the Sub-Manager have significant experience in acquiring, managing and financing middle-market companies. Through the Manager and the Sub-Manager, we intend to add value to the businesses we acquire by offering sophisticated financial and strategic advice while respecting the management team’s operating autonomy. The Sub-Manager intends to meet regularly with senior management of the businesses we acquire in an operating committee format to discuss a business’s strategic, financial and operating performance. The Manager and the Sub-Manager intend to assist the senior management of our businesses in several areas including the following:

•	strategic direction and planning,

•	introductions to acquisition opportunities and new business contacts,

•	follow-on growth and acquisition capital and financing,

•	capital market strategies, and

•	optimization of working capital.

In addition, we believe that the Manager’s and the Sub-Manager’s proactive assistance to the businesses we acquire will help us mitigate risks and will create value for our shareholders.

Acquisition Approach

We intend to acquire controlling equity stakes in combination with loan positions in durable and growing middle-market companies. We believe that this business strategy will allow us the opportunity for long-term growth and the receipt of current cash income in the form of periodic interest payments from our loans and cash distributions from our equity ownership in the businesses we acquire. We will primarily seek to acquire controlling positions by maintaining fully diluted equity ownership of more than 51% in businesses that will become our majority-owned subsidiaries. We expect to invest side-by-side with the management teams of the acquired businesses, resulting in the management teams’ ownership accounting for a meaningful portion of the remaining equity in the business and representing a large percentage of their overall net worth. Accordingly, we believe that the management teams’ incentive towards long-term growth will align with our business strategy. We also expect that our controlling equity positions in the businesses we acquire will provide us with direct access to each acquired business’ financial information and the right to appoint a majority of the board of directors of each business we acquire.

We intend to manage and grow our businesses with a long-term perspective. We will seek to acquire businesses that are highly durable and yet capable of attractive long-term growth rates with dedicated management teams that have a desire to retain a meaningful equity stake in the company. We intend to own the businesses with a long-term philosophy and without a fixed exit time frame. In addition, we believe that we can use the LLCP Senior Executive’s years of experience in owning businesses and the Manager’s and the Sub-Manager’s extensive networks to supplement the efforts of highly capable management teams in order to manage their businesses efficiently and identify and execute on growth initiatives for such businesses.

We intend to acquire businesses that will produce stable and growing cash flows through a differentiated and time-tested acquisition strategy.

•	Differentiated Acquisition Strategy. We believe that our acquisition strategy is differentiated from others as we intend to acquire control of businesses with a long-term time horizon in combination with loan positions. We believe that shareholders will benefit from a risk mitigating capital structure and current income in the form of interest income and distributions from our equity ownership. We believe that this acquisition approach is particularly attractive to business-owners and management teams who are seeking less dilutive forms of capital. With our approach, these groups retain or increase their equity ownership in their companies and gain a relationship with the Manager and the Sub-Manager.

•	Control of Capital Structure. By acquiring controlling equity stakes in combination with loan positions (in the form of senior, subordinated and/or mezzanine debt) in the businesses we acquire, we expect to have a greater degree of control over the capital structure of a business. We expect that this will prevent influence by third-party investors and/or debt providers that may have different business objectives and priorities. We expect that this approach will mitigate downside risk and provide significant protection to us and our shareholders.

•	Transactions at Lower Leverage Multiples. Our strategy will be to limit the amount of third-party leverage used in a transaction. We will tailor the mix of equity and debt used in a transaction based on a conservative assumption of the leverage capacity of the underlying business we acquire. We expect to typically employ relatively low third-party leverage multiples in transactions (typically less than 3.0x debt to EBITDA). We expect to provide all of the debt in the capital structure or employ third party debt in a limited manner.

•	Strong Current Income. We intend to provide long-term strategic solutions to our businesses and expect to receive current income in the form of interest income from our loan positions and cash distributions from our equity ownership in the businesses we acquire. We believe that the combination of interest income and cash distributions will result in the return of a substantial amount of our invested capital in the years following the initial acquisition of a business. In addition, the receipt of current income not only reduces risk but allows us to hold companies for the long term, thereby reducing the dependence on an exit event for a return of capital.

•	Targeting the Largest and Fastest Growing Segment of the U.S. Economy. We intend to acquire durable and growing middle-market businesses primarily located in the United States. We define the middle-market as businesses with annual revenues of primarily between $25 and $500 million. This is a target rich environment. According to Dun & Bradstreet, as of December 31, 2015 there were 49,330 such companies in the United States as compared to approximately 8,914 companies with revenues in excess of $500 million. Of the 43,338 companies that have been created since 1985, 84% meet our revenue criteria.

Other Business Activities

In addition and to a lesser extent, we intend to acquire other debt and minority equity positions. We intend to acquire various types of debt in the secondary market including secured and senior unsecured debt and syndicated senior secured corporate loans of U.S. and, to a lesser extent, non-U.S. corporations, partnerships, limited liability companies and other business entities other than operating companies. We may also enter into other partnerships managed by our Sub-Manager to acquire minority equity positions in a company whose business model and growth prospects offer attractive exit possibilities via third-party transactions. We expect that these positions will comprise a minority of our total assets.

Market Opportunity

We will seek to acquire and actively manage middle-market operating businesses. We characterize middle-market businesses as those with annual revenues of primarily between $25 million and $500 million. We believe that the merger and acquisition market for middle-market businesses is highly fragmented and provides opportunities to purchase businesses at attractive prices. We believe that the following factors contribute to the opportunities to acquire middle-market businesses:

•	highly fragmented, target rich environment with over 49,000 middle-market companies in the U.S. today;

•	there are fewer potential acquirers for these businesses;

•	third-party financing generally is less available for these acquisitions; and

•	sellers of these businesses frequently consider non-economic factors, such as continuing board membership or the effect of the sale on their employees.

We believe the Manager’s and the Sub-Manager’s combined business and industry-specific knowledge and experience in the middle-market, along with the Sub-Manager’s transaction expertise and acquisition capabilities, will enable us to partner with and acquire high quality companies on attractive terms.

Historically, to meet their capital requirements entrepreneurial management teams of established middle-market companies have turned to (i) banks, commercial lenders and finance companies, (ii) the high yield debt and public equity markets, (iii) middle-market collateral loan obligations, or CLOs, (iv) hedge funds and (v) privately placed debt and equity. These traditional financing sources have significantly reduced their provision of capital to businesses in our target market since the credit crisis of 2008.

•	Banks and Commercial Lenders. Banks and other lending institutions have significantly reduced the amount of capital they provide to middle-market companies as new regulatory initiatives and capital requirements have made capital more expensive to them. Additionally, banks and other lending institutions have generally sought to globally reduce their balance sheets in recent years and are therefore trending away from providing financing to middle-market businesses.

•	Public Capital Markets. Similar to the dynamics occurring in the banking and commercial lending markets, the receptivity of the public capital markets to middle-market companies has substantially diminished. The cost of accessing these markets under current regulatory schemes, such as the Sarbanes–Oxley Act of 2002, is more expensive than ever before and compliance is burdensome for middle-market companies. Over time, the public capital markets have become more receptive to larger company issuances and the threshold for issuance levels has risen significantly. We believe that, despite regulations intended to ease the burden for certain issuers to access the public capital markets adopted pursuant to the Jumpstart Our Business Startups Act of 2012, it is likely that the public capital markets will remain very difficult to access for middle-market companies for the foreseeable future.

•	Middle-Market CLOs and Hedge Funds. From the late 1990’s through 2007, middle-market CLOs and hedge funds provided substantial capital to middle-market companies with highly competitive pricing and terms. However, due to the credit crisis of 2008, these capital vehicles have pulled back considerably and effectively have exited this market segment.

•	Privately Placed Debt and Equity. Most traditional providers of privately placed debt and equity capital to middle-market companies have moved up market in search of increased investment sizes as they try to put more money to work and increase liquidity. Of those private firms providing capital to middle-market companies, most are focused on leveraged buyout transactions

Competitive Strengths

We believe an investment in our company represents an attractive opportunity for the following reasons:

•	Proven Track Record. We believe that our ability to leverage the LLCP platform and the knowledge and experience that LLCP’s professionals have garnered in acquiring and growing businesses over many different business cycles will benefit the Sub-Manager’s sourcing of attractive acquisition opportunities for us. Since its inception in 1984, LLCP and the LLCP Senior Executives have managed approximately $7.5 billion of institutional capital. Between through , the LLCP Senior Executives and LLCP’s Private Acquisition Funds (as defined herein) invested in excess of $ billion in middle-market companies generating a realized internal rate of return of %.

•	Differentiated Acquisition Strategy that is Attractive to Business Owners. For over 30 years, LLCP has applied its acquisition strategy of acquiring entrepreneurially led middle-market companies primarily located in the United States. The Sub-Manager’s acquisition strategy is differentiated from others as it typically acquires controlling equity stakes in combination with loan positions (typically in the form of senior and subordinated notes) in the businesses it acquires. We expect that our acquisition and financing activities will generate current income in the form of interest income and cash distributions, allowing us to pay current distributions to our shareholders. We believe that our shareholders will benefit from a capital structure with substantial equity participation and current cash income. Additionally, we believe our acquisition strategy will provide downside protection while preserving the opportunity for long-term value appreciation. Finally, we believe that our acquisition approach is particularly attractive to entrepreneurs and management teams who prefer capital structures with less third-party leverage.

•	Partnering with Strong Management Teams. By targeting transactions in which entrepreneurs and management teams retain, or increase, their equity ownership in the business, we believe we offer an attractive partnership with the Manager and the Sub-Manager as partners and financial sponsors. Because we expect that the management teams’ investment will account for much of the remaining equity in the business and represent a large percentage of their overall net worth, we believe that the management teams’ incentive towards long-term growth will align with our business strategy.

•	Proactive Generation of Proprietary Opportunities. The Sub-Manager has a dedicated group of professionals that focus on originating new acquisition opportunities for us (the “acquisition team”). Located in Los Angeles, Dallas, Chicago, New York, London and The Hague, the members of the acquisition team have spent the majority of their careers in the middle-market and have developed a network of over 2,000 deal sources that have generated proprietary acquisition and financing opportunities. For example, in 2015, the Sub-Manager reviewed 675 acquisition and/or financing opportunities. The acquisition team is actively in the market at all times and meets weekly to coordinate deal sourcing activities and review new acquisition and financing opportunities. As a result of significant awareness of the Sub-Manager’s brand and acquisition approach, we expect that many of our acquisitions will likely be sourced through proprietary channels.

•	Established Middle-Market Presence. The LLCP Senior Executives have gained extensive middle-market knowledge and acquisition experience during LLCP’s over 30 year history, respectively. We believe that successful acquisitions in the middle-market require specialized knowledge, geographic presence and investment experience. We believe that the middle-market knowledge and geographic presence of the Manager and the Sub-Manager will allow us to (i) quickly identify and capture acquisition opportunities, (ii) rapidly respond to the needs of our businesses and (iii) properly evaluate and diligence new acquisition opportunities.

•	Experience Acquiring and Managing Middle-Market Companies. Our acquisition activities will be overseen and approved by the Sub-Manager and with final approval from the Manager’s management committee. The Sub-Manager’s executive team consists of the LLCP Senior Executives: Lauren B. Leichtman, Arthur E. Levine, Robert A. Poletti, Stephen J. Hogan, Aaron M. Perlmutter and Michael Weinberg. These executives have worked together at LLCP for an average of 20 years and bring significant experience acquiring and managing middle-market companies, stability and cohesiveness to our management. The Manager’s management committee consists of Thomas K. Sittema, Tracy G. Schmidt and Tammy J. Tipton. These executives have an average of 25 years of industry experience.

•	A Cohesive Team of Professionals. The Sub-Manager has an experienced and cohesive team of 54 transactional and supporting professionals who have successfully acquired and managed middle-market companies through all economic cycles. This team is managed by the LLCP Senior Executives who have worked together at LLCP for an average of 20 years. In addition, the LLCP Senior Executives comprise the Sub-Manager’s management committee which approves all acquisition, financing and exit decisions. The Sub-Manager’s management team is organized into three groups:

•	the acquisition team, which sources and evaluates new acquisition opportunities;

•	the monitoring group, which structures, actively monitors and exits positions in the businesses we acquire; and

•	the administration and compliance group, which manages partner relationships and oversees the day-to-day operations.

This organizational structure enables the Sub-Manager to maximize each professional’s skill set and creates internal accountability among the management team. Additionally, this approach allows the acquisition team to be actively in the market at all times and permits the monitoring group to focus primarily on post-acquisition activities.

•	Tiered Transaction Review Process. By utilizing personnel of both the Manager and the Sub-Manager we believe our process of sourcing and evaluating acquisition opportunities will result in greater selectivity in our transaction process. All recommendations from the Sub-Manager’s acquisition team must be approved by the Sub-Manager’s management committee prior to the Sub-Manager’s recommendation of the transaction to the Manager’s management committee. The Manager’s management committee will then make the final determination as to whether we will pursue the recommended transaction.

•	Role as an Active Partner. The Manager and the Sub-Manager intend to be actively involved with the businesses we acquire. They expect to add value to the existing management teams of our businesses by offering sophisticated financial and strategic advice while respecting their operating autonomy. The Manager and the Sub-Manager intend to monitor the critical success factors of our businesses and meet regularly with senior management to discuss the respective business’ strategic, financial and operating performance. They intend to contribute to the success of the businesses we acquire and assist senior management of these businesses in the following areas:

•	strategic direction and planning.

•	introductions to acquisition opportunities and new business contacts,

•	follow-on growth and acquisition capital and financing,

•	capital market strategies, and

•	optimization of working capital.

The Manager and the Sub-Manager intend to proactively assist our businesses, which the Manager and the Sub-Manager believe will protect our interests, while creating value for our shareholders.

•	Long-Term Time Horizon. As an operating company, we believe we have the flexibility to make acquisitions with a long-term perspective that will provide us with the opportunity to generate long-term appreciation and to provide a more attractive solution for business owners. We believe that the long-term nature of our capital will help us avoid the need to exit the businesses we acquire at inopportune times and will make us a better partner for the business.

Acquisition Process

Our acquisition process is focused on prudently selecting businesses through a rigorous sourcing and diligence process and then actively managing and monitoring these businesses. The Manager and the Sub-Manager are collectively responsible for sourcing potential acquisition and debt financing opportunities, subject to the final approval of the Manager, and monitoring and managing the businesses we acquire and/or finance on an ongoing basis. The Sub-Manager is primarily responsible for analyzing and conducting due diligence on prospective acquisitions and debt financings, as well as the overall structuring of transactions.

Acquisition Criteria

We believe that successful acquisitions in the middle-market require specialized knowledge, geographic presence and experience. Middle-market knowledge and geographic presence allow the Manager and the Sub-Manager to (i) quickly identify and capture acquisition opportunities and (ii) rapidly respond to the needs of our businesses. Furthermore, we believe that the Sub-Manager and its affiliates have developed an acquisition strategy that meets the growing business and operational needs of middle-market companies and that the middle-market has come to recognize the benefits of the Sub-Manager’s approach.

We have developed disciplined criteria for selecting quality businesses to acquire.

•	Focus on Middle-Market Businesses. We intend to focus exclusively on durable and growing middle-market businesses located primarily in the United States. We believe the middle-market, which we define as businesses with annual revenues of primarily between $25 to $500 million, is the fastest growing segment of the economy. Middle-market businesses have experienced a significant gap between the capital and financing needed and the capital and financing available.

•	Strong Entrepreneurial Management with a Significant Equity Stake. We intend to look for management teams of the businesses that we acquire to have an articulated vision, proven leadership abilities and a desire to maintain or increase a meaningful equity ownership stake in the businesses after we acquire them. The senior management of our businesses may maintain an ownership interest in the business of up to 49%.

•	Businesses with Proven Historical Performance. We will seek to acquire companies that have a strategic plan that capitalizes on growth opportunities, can generate stable and predictable cash flow, which we expect to provide current cash income while mitigating downside risk, demonstrated by a track record spanning multiple market cycles. We believe that companies that are stable and predictable include, without limitation, providers of well-established consumer products, business services and light manufacturing companies. For example, the LLCP Senior Executives have acquired businesses in the following industries: healthcare products and services, education, safety companies, restaurants, manufacturing, consumer products, franchising and aerospace. The Manager and the Sub-Manager will seek to identify businesses to acquire with financial models that objectively and subjectively demonstrate an expected growth rate that is achievable within seven years. We do not intend to acquire companies in industries that we believe are not stable or predictable, including, but not limited to, oil and gas, commodities, start-ups, high technology, internet and ecommerce.

•	Sustainable Capital Structure. A potential target business’ proposed capital structure must be sufficient to meet its fixed obligations and provide flexibility for raising capital to support future growth without becoming excessively levered.

•	Market Leading Businesses. We will seek to acquire market leading businesses that exhibit objective market dominance and market acceptance. We believe that these businesses will provide predictable and stable growth that we expect to lead to significant downside protection to us and our shareholders.

•	Identified Exit Strategy. While we expect to hold our businesses with a long-term time horizon, the initial acquisition strategy must include a reasonable time frame for the realization of shareholder value, including recapitalization, a public offering or sale of a company if not intended to be a part of our long-term assets.

Acquisition Approval and Allocation Process

As illustrated in the chart below, our acquisition process is focused on prudently selecting businesses through a rigorous sourcing and diligence process and then actively managing and monitoring these businesses.

Sourcing and Initial Screening

Once a potential acquisition has been identified, the members of the acquisition team working on the transaction will gather initial business and financial information regarding an opportunity and develop a preliminary financial model for review with the Sub-Manager’s acquisition team at the acquisition team’s weekly meeting. After initial review by the acquisition team, the Sub-Manager’s management committee will make a preliminary determination of whether to proceed with a more comprehensive due diligence review. Once the Sub-Manager’s management committee gives preliminary approval for the acquisition team to move forward, the acquisition and financing team meets weekly to evaluate the diligence process.

The Sub-Manager has developed specific, detailed criteria that are used at this step in the process to review potential acquisition opportunities for us. The Sub-Manager intends to analyze a business both from the “top-down” and the “bottom-up.” The top-down analysis involves a macroeconomic analysis of relative asset valuations, long-term industry trends, business cycles and technical factors to target specific industry sectors and asset classes. The bottom-up analysis includes a rigorous analysis of the businesses’ fundamentals and capital structure of each business considered for acquisition and a thorough review of the impact of market and industry trends on a potential acquisition.

Due Diligence and Acquisition Analysis

After preliminary approval, the Sub-Manager intends to perform extensive due diligence focused on understanding the critical success factors and major risks associated with the opportunity. In doing so, the Sub-Manager intends to evaluate the operations of the target business as well as the outlook for the industry in which the target business operates. During the course of the due diligence review, the Sub-Manager’s management committee will meet with the members of the acquisition team conducting the review to evaluate the results and make recommendations on the process.

Factors evaluated by the Sub-Manager include but are not limited to:

•	Detailed analysis of management which may include on-site interviews, management strengths and capabilities and corporate questionnaires and background checks;

•	Extensive reference checks of board members, customers, suppliers and service providers;

•	Critical success factors analysis including developing operating metrics to measure performance;

•	Due diligence of financial statements, conditions and prospects, including analysis and review of historical revenues, margins and earnings, working capital, capital spending requirements, projections and related sensitivities and accounting working papers;

•	Industry segmentation analysis including competition, positioning, trends and opportunities and, if necessary, consultation with industry experts or operating executives with relevant expertise; and

•	Legal due diligence including corporate formalities, contract review, litigation, employment matters, insurance and environmental reviews.

A critical component of the evaluation of potential target businesses is the Sub-Manager’s assessment of the capability of the existing management team along with the financial and operational information systems. In businesses where these areas need improvement, ownership of a controlling interest in the business is an important factor in implementing necessary changes. When applicable, the Sub-Manager may engage third party due diligence providers.

In addition to due diligence, we believe that appropriately structuring a transaction is a critical factor in producing successful outcomes. Accordingly, we intend to consider a wide range of structures and seek to negotiate terms that provide opportunities for risk mitigation while still addressing the financing and business needs of the prospective target business. Relevant transaction features may include the percentage of equity retained by the business’ management, seniority of debt, collateral packages, frequency of interest payments, redemption features, maturity dates, covenants, default penalties and lien protection, among other items specific to the specific transaction. We expect to have the flexibility to acquire a controlling interest in a business while having the ability to provide financing at any level of the capital structure. We believe that this flexibility will help us close transactions by providing certainty of funding to meet a company’s comprehensive capital needs.

The Sub-Manager’s acquisition team will seek to structure each transaction in a manner that manages risks while creating incentives for the target business to achieve its business plan and improve profitability. We intend to acquire controlling equity stakes in combination with loan positions (typically in the form of senior and subordinated notes) in durable and growing middle-market companies. The debt financing is typically secured and is senior in payment to any other third-party lenders or equity stakeholders. We expect to structure transactions at low third-party leverage multiples with pro-forma capitalization through our acquisition in a range from 3.0 to 4.0 times debt to cash flow.

We intend to structure our acquisitions to align our interests with those of the operating management through (i) understanding and supporting management’s overall strategic vision and objectives and (ii) ensuring that management shares meaningfully in the future equity value.

The acquisition team intends to design a structure for each acquisition intended to minimize ownership dilution to the business owner and properly match the company’s pro-forma capitalization to its business plan.

Final Review and Approval

In connection with the Sub-Manager’s acquisition team’s due diligence review and acquisition analysis and structuring, the acquisition team will prepare a highly detailed financial model along with a preliminary structure for the acquisition. The acquisition team then presents the final financial model and proposed acquisition structure to the Sub-Manager’s management committee for its preliminary approval. Upon the approval of the Sub-Manager’s management committee, the Sub-Manager’s management committee then presents the final financial model and proposed acquisition structure to the Manager’s management committee for its preliminary approval. Upon the approval of the Manager’s management committee’s preliminary approval, the acquisition team will deliver a letter of intent to the target business.

Once the acquisition team has completed their due diligence review, the members assigned to the transaction will draft an evaluation presentation that is submitted to the Sub-Manager’s management committee for approval.

The evaluation presentation may include the following:

•	The target company’s history and overview;

•	Overview of the potential transaction- structure, strengths and risks, expected returns;

•	Analysis of the target company’s business strategy and key management personnel;

•	Review of key relationships (customers, suppliers, contacts, etc.);

•	Analysis of working capital, historical financials and projections; and

•	Background checks and compliance analysis findings.

Upon approval by the Sub-Manager’s management committee, the transaction is then submitted to the Manager’s management committee for final approval. Any acquisition or financing transaction must be approved by an affirmative vote from the majority of members of both the Manager and Sub-Manager’s management committees.

We plan to adopt an allocation policy which is designed to ensure that we are treated fairly and equitably with respect to the allocation of acquisition opportunities among funds or pools of capital managed by the Sub-Manager. The independent directors of our board of directors will be responsible for oversight of the allocation process, and all transactions involving a question of allocation must be approved by an affirmative vote from the majority of our independent directors. However, there can be no assurance that acquisition opportunities will be allocated to us fairly or equitably in the short-term or over time. See “Conflicts of Interest.”

Management of our Underlying Businesses

The monitoring group and the administration and compliance group of the Sub-Manager will oversee and manage our underlying businesses. The monitoring group and the administration and compliance group of the Sub-Manager are experienced teams of professionals, which have successfully operated through all economic cycles. These teams are managed by the LLCP Senior Executives who have worked together for an average of 20 years. In addition, the LLCP Senior Executives comprise the Sub-Manager’s management committee, which approves all acquisition and realization decisions. The Sub-Manager’s management committee brings significant investment experience, stability and cohesiveness to the management of our businesses.

The Sub-Manager intends to be integrally involved with our businesses from the initial acquisition. The Sub-Manager’s administration and compliance group employs a “hands on” approach to our day-to-day management with regular reporting and constant communication with the management teams of our businesses and the Manager’s management committee. The same team from the Sub-Manager’s administration and compliance group that is involved initially after the acquisition will continue its relationship with our businesses as long as we hold an interest in the business. This continuity of knowledge fortifies the business relationship between the Sub-Manager and our businesses.

The Sub-Manager intends to add value to the existing management team of our businesses by offering financial and strategic advice while respecting their operating autonomy. The Sub-Manager intends to contribute to the success of the businesses we acquire and assist senior management in the following areas:

•	strategic direction and planning,

•	introduction to acquisition opportunities and new business contacts,

•	follow-on growth and acquisition capital and financing,

•	capital market strategies, and

•	optimization of working capital.

The Manager and the Sub-Manager intend to proactively assist the existing management teams, which the Manager and the Sub-Manager believe will protect our interests, while creating value for our shareholders.

The Sub-Manager intends to monitor the critical success factors of the businesses we acquire on a regular basis and meet regularly with senior management. The Sub-Manager intends to hold weekly operating and financial reporting meetings, weekly meetings with its management committee and regular meetings with the management teams of the businesses we acquire. We expect that the standard analysis will include industry and company reports, quarterly operating results, updates to financial models and projections, internal audits and testing compliance, among others. Should any performance issues arise, the Sub-Manager intends to develop an action plan in conjunction with the Manager.

Competition

We will compete for acquisitions with private equity funds and diversified holding companies. Additionally, we will compete for loan positions with traditional financial services companies such as commercial banks and other sources of capital. Many of our competitors are substantially larger and have considerably greater financial, technical and marketing resources than we do. For example, we believe some competitors may have access to funding sources that are not available to us. In addition, some of our competitors may have higher risk tolerances or different risk assessments, which could allow them to consider a wider variety of investments and establish more relationships than us. We believe we are able to be competitive with these entities primarily due to our focus on established middle-market companies, the ability of the Manager and the Sub-Manager to source proprietary transactions, and our unique business strategy that offers business owners a flexible capital structure and is a more attractive alternative when they require investment capital to meet their ongoing business needs. Further, we believe recent regulatory changes, including the adoption of the Dodd-Frank Act and the introduction of the international capital and liquidity requirements under the Basel III Accords, or “Basel III,” have caused our potential competitors to curtail their lending to middle-market companies as a result of the greater regulatory risk and expense involved in lending to the sector.

Offices

Our principal executive offices are located at 450 S. Orange Ave., Orlando, FL 32801. Our current facilities are adequate for our present and future operations, although we may add regional offices or relocate our headquarters, depending upon our future operations.

Legal Proceedings

There is no action, suit or proceeding pending before any court, or, to our knowledge, threatened by any regulatory agency or other third party, against the Manager, the Sub-Manager or the Managing Dealer that would have a material adverse effect on us.

From time to time, we and individuals employed by us may be party to certain legal proceedings in the ordinary course of business, including proceedings relating to the enforcement of our rights under contracts with our operating businesses. In addition, our business and the businesses of our Managers and the Managing Dealer are subject to extensive regulation, which may result in regulatory proceedings. Legal proceedings, lawsuits, claims and regulatory proceedings are subject to many uncertainties and their ultimate outcomes are not predictable with assurance.

MANAGEMENT

Management

Our business and affairs are managed under the direction of our board of directors, as provided by our LLC Agreement and Delaware law. Our board of directors is responsible for the direction and control of our affairs. Our board of directors has retained CNL Strategic Capital Management, LLC to manage our overall activities, subject to the board’s supervision. Our board of directors currently has an audit committee, and our board of directors may establish additional committees from time to time as necessary. Our board of directors is divided into three classes serving staggered terms of three years each. Although the number of directors may be increased or decreased, a decrease will not have the effect of shortening the term of any incumbent director. Any director may resign at any time and may be removed with or without cause by the shareholders upon the affirmative vote of at least a majority of the votes entitled to be cast at a meeting called for the purpose of the proposed removal. The notice of the meeting shall indicate that the purpose, or one of the purposes, of the meeting is to determine if the director shall be removed.

A vacancy created by an increase in the number of directors or the death, resignation, removal, adjudicated incompetence or other incapacity of a director may be filled only by a vote of a majority of the remaining directors. As provided in our LLC Agreement, nominations of individuals to fill the vacancy of a board seat previously filled by an independent director will be made by the remaining independent directors.

Our board of directors serve in a fiduciary capacity to us and have a fiduciary duty to our shareholders. This means that each director must perform his or her duties in good faith and in a manner that each director considers to be in our best interest and in the best interests of the shareholders. Our board of directors has a fiduciary responsibility for the safekeeping and use of all of our funds and assets and will not employ or permit another to employ such funds or assets in any manner except for the exclusive benefit of us.

Directors and Executive Officers

The following table sets forth certain information regarding our executive officers, directors and director nominees as of the date of this prospectus.

Name	Age	Position(s) Held with Us	Director/Executive Officer Since
Thomas K. Sittema	57	Director and Chairman of the Board (Class )	2016
Arthur E. Levine	65	Director (Class )	2016
		Director Nominee* (Class )	2017
		Director Nominee* (Class )	2017
		Director Nominee* (Class )	2017
Tracy G. Schmidt	59	Chief Executive Officer and President	2016
Tammy J. Tipton	56	Chief Financial Officer	2016
Kirk A. Montgomery	60	General Counsel and Secretary	2016

*	Independent director.

The following sets forth biographical information concerning the individuals who will be our executive officers, directors and director nominees. The biographical descriptions for each director include the specific experience, qualifications, attributes and skills that led to the conclusion by our board of directors that such person should serve as a director.

Thomas K. Sittema is the Chairman of our board of directors and also serves on the Investment Committee of CNL. Mr. Sittema also currently serves as Corporate Capital Trust’s and Corporate Capital Trust II’s Chief Executive Officer and Chairman of the board, and as an Investment Committee member of Corporate Capital Trust’s advisor, CNL Fund Advisors Company and Corporate Capital Trust II’s advisor, CNL Fund Advisors II, LLC. Mr. Sittema also currently serves as Director and Chairman of CNL Growth Properties, Inc., CNL Healthcare Properties, Inc. and CNL Healthcare Properties II, Inc. and Director and Vice Chairman of CNL Lifestyle Properties, Inc., public, non-traded REITs. He also served as Chief Executive Officer and President of Global Income Trust, Inc., another public, non-traded REIT, from September 2014 until its dissolution in December 2015. In addition, Mr. Sittema currently serves as Chief Executive Officer, President and Director of CNL Financial Group, or CFG, and Director and/or an officer of various affiliates of CFG. Mr. Sittema joined CFG in November 2009 and is responsible for the overall management of investments. From 1982 to October 2009, he served in various roles with Bank of America Corporation and predecessors including NationsBank, NCNB and affiliate successors, and most recently served as managing director of real estate, gaming, and lodging investment banking for Bank of America Merrill Lynch. Mr. Sittema joined the real estate investment banking division of Banc of America Securities at its formation in 1994 and initially assisted in the establishment and build-out of our securitization/permanent loan programs. He also assumed a corporate finance role with the responsibility for mergers and acquisitions, or M&A, advisory and equity and debt capital raising for his client base. Throughout his career, Mr. Sittema has led numerous M&A transactions, equity offerings and debt transactions, including high grade and high-yield offerings, commercial paper and commercial mortgage-backed security conduit originations and loan syndications. Mr. Sittema is a member, since February 2013, of the board of directors of Crescent Holdings, LLC. Mr. Sittema currently serves as the 2016 Chairman of the Investment Program Association. Mr. Sittema received his B.A. in Business Administration from Dordt College, and an M.B.A. with a concentration in Finance from Indiana University.

Mr. Sittema was selected as one of our directors because of his prior advisory and capital raising experience, particularly with regard to equity offerings, debt transactions and loan syndications. His advisory and capital raising experience on behalf of clients is particularly relevant to his directorship and, we believe, provides us with exceptional experience upon which to draw. Mr. Sittema’s experience in this regard provides value to the board of directors in its assessment and management of risk. In addition, we believe that Mr. Sittema’s experience as an investment advisory representative is valuable to the board of directors in its oversight of regulatory and compliance requirements as well as its exercise of fiduciary duties to us and our shareholders

Arthur E. Levine serves as a director on our board of directors. Mr. Levine currently serves as the President of LLCP, which he co-founded in 1984. Mr. Levine has been making acquisitions in middle-market operating companies for more than 32 years. In addition to planning the strategic direction of LLCP, his activities include primary responsibility for the investment activities of LLCP and institutional fund raising. Mr. Levine also serves on the Investment Committee on all of LLCP’s investment partnerships. Mr. Levine is a graduate of the Columbia University School of Law (where he was a Harlan Fiske Stone Scholar) and received his MBA from the Anderson School at UCLA. Mr. Levine has been married to Ms. Leichtman, a Senior Executive at LLCP, since 1979.

Mr. Levine was selected as one of our directors because of his substantial experience acquiring and managing operating companies through his 32 years of experience guiding the investment activities of LLCP. He also has significant knowledge of, and relationships within the private equity sector and middle-market companies throughout the United States. Mr. Levine’s experience in this regard provides value to our board of directors in its assessment and management of risk.

Tracy G. Schmidt is our Chief Executive Officer and President. Mr. Schmidt has more than 36 years’ experience in finance, administration and operations, including 24 years with Federal Express, headquartered in Memphis, Tennessee. Mr. Schmidt currently serves as CFG’s Enterprise Chief Financial Officer and as an Investment Committee member of Corporate Capital Trusts’ advisor, CNL Fund Advisors Company. In addition, Mr. Schmidt currently serves as a director and/or an officer of various affiliates of CFG. Mr. Schmidt joined CFG in 2004 and is responsible for the overall management of investments. Before joining CFG in 2004, he was Senior Vice President and Chief Financial Officer for FedEx Express, where he was responsible for worldwide financial planning, capital allocations, treasury, accounting, financial reporting, tax, audit, strategic sourcing, IT business systems and revenue operations. Prior to that, Mr. Schmidt was Senior Vice President, General Manager, Air Ground Terminals and Transportation for FedEx Express. Mr. Schmidt serves as a member of the Executive Committee and Board of Directors of the Central Florida Regional Commission on Homelessness, and is a Director of GFS Holdings, Inc. and Pinnacle Realty Services, LLC. Mr. Schmidt became a certified public accountant in Tennessee in 1980 and is a graduate of Christian Brothers University in Memphis, Tennessee.

Tammy J. Tipton serves as our Chief Financial Officer. Ms. Tipton has served as the Chief Financial Officer and Treasurer of CNL Lifestyle Properties, Inc., a public non-traded REIT since May 2015, and has served as Chief Financial Officer since March 2014 and as Senior Vice President since May 2015 of its advisor. She has also served as Chief Financial Officer and Treasurer of CNL Growth Properties, Inc., another public, non-traded REIT, since September 2014. She served as Chief Financial Officer and Treasurer of Global Income Trust, Inc., another public, non-traded REIT, from September 2014 until its dissolution in December 2015. Ms. Tipton has served as Chief Financial Officer, Senior Vice President and Treasurer of CHP II Advisors, LLC, since its inception on July 9, 2015, the advisor to CNL Healthcare Properties II, Inc., another public, non-traded REIT. She has served as Senior Vice President since 2002 and Group Chief Financial Officer since January 2014 of CFG where she oversees the strategic finance, accounting, reporting, budgeting, payroll and purchasing functions for CFG and its affiliates. Ms. Tipton also holds various other offices with other CFG affiliates. Ms. Tipton has served in various other financial roles since joining CFG in 1987. These roles include regulatory reporting for 20 public entities and the accounting, reporting and servicing for approximately 30 public and private real estate programs. Ms. Tipton earned a B. S. in accounting from the University of Central Florida. She is also a certified public accountant.

Kirk A. Montgomery serves as our General Counsel and Secretary. Mr. Montgomery also serves as the Chief Compliance Officer, General Counsel, Senior Vice President and Secretary for Corporate Capital Trust and Corporate Capital Trust II. In addition, Mr. Montgomery currently serves as Head of Regulatory Affairs for CFG and General Counsel for CNL Capital Markets Corp. In this role, he oversees the compliance functions for CFG. Prior to joining CFG, Mr. Montgomery served as the Chief Legal Officer for Wells Real Estate Funds from October 2002 to March 2013 and has more than 25 years of experience with investment and securities legal, compliance, and regulatory matters. Mr. Montgomery has also served as Corporate Counsel for Federated Investors Mutual Funds and served as Assistant General Counsel for Prudential Investments Corporation where he advised multiple business units on securities distribution, sales practice compliance, litigation matters and related supervisory risk issues. Mr. Montgomery received his Juris Doctor from Cumberland School of Law and his Masters of Business Administration in Finance from Samford University. He has been a member of the Georgia and American Bar Associations since 1983.

Leadership Structure of our Board of Directors

Our business and affairs are managed under the direction of our board of directors. Among other things, our board of directors sets broad policies for us and approves the appointment of the Manager, the Sub-Manager, the Administrator, and our executive officers. The role of our board of directors, and of any individual director, is one of oversight and not of management of our day-to-day affairs.

Our board of directors understands that there is no single, generally accepted approach to providing board leadership and that given the dynamic and competitive environment in which we operate, the appropriate leadership structure may vary as circumstances warrant. Under our LLC Agreement, our board of directors may designate one of our directors as chair to preside over meetings of our board of directors and meetings of shareholders, and to perform such other duties as may be assigned to him or her by our board of directors. Presently, Mr. Sittema serves as Chairman of our board of directors and is an “interested person” by virtue of his professional association with CNL Financial Group. We believe that it is in the best interests of our shareholders for Mr. Sittema to serve as Chairman of our board of directors because of his significant experience in matters of relevance to our business. We believe that our board of directors’ flexibility to determine its chair and reorganize its leadership structure from time to time is in the best interests of us and our shareholders.

Each year, our independent directors will designate an independent director to serve as the lead independent director on our board of directors. The designation of a lead independent director is for a one-year term, but the lead independent director may succeed himself or herself in that position. If the lead independent director is unavailable for a meeting, the independent directors present at the meeting will appoint a lead independent director for such meeting. The lead independent director will preside over meetings of our independent director committee. The lead independent director will also serve as a liaison between our independent director committee and our management on a wide variety of matters, including agenda items for our board of directors meetings. Designation as such does not impose on the lead independent director any obligations or standards greater than or different from those of our other directors.

All of the independent directors play an active role on our board of directors. The independent directors compose a majority of our board of directors and will be closely involved in all material deliberations related to us. Our board of directors believes that, with these practices, each independent director has an equal involvement in the actions and oversight role of our board of directors and equal accountability to us and our shareholders. Our independent directors are expected to meet separately (i) as part of each regular board of directors meeting and (ii) with our chief compliance officer, as part of at least one board of directors meeting each year. Our independent directors may hold meetings at the request of the lead independent director or another independent director.

Our Board of Directors’ Role in Risk Oversight

Our board of directors plays an important role in the risk oversight of the company. Risk is inherent with every business, and how well a business manages risk can ultimately determine its success. Risk management is a broad concept comprising many disparate elements (for example, investment risk, issuer and counterparty risk, compliance risk, operational risk, and business continuity risk). Our executive officers and the Manager and the Sub-Manager are responsible for the day-to-day management of the risks the company faces, while our board of directors, as a whole and through its committees, has responsibility for the oversight of risk management. In this capacity, our board of directors (or a committee thereof) performs many tasks, including but not limited to, receiving regular periodic reports from our internal and external auditors and the Manager and the Sub-Manager (with respect to our business), approving acquisitions and dispositions and new borrowings as well as periodically reviewing and discussing with our management the risks the company faces. In its risk oversight role, our board of directors has the responsibility to satisfy itself that the risk management processes designed by our executive officers and the Manager and the Sub-Manager are adequate and functioning as designed.

The committees of our board of directors assist the full board of directors in risk oversight by addressing specific matters within the purview of each committee. For example, our audit committee is specifically responsible, in consultation with management, our independent auditors and our internal auditor for the integrity of the company’s financial reporting processes and controls. In executing this responsibility, our audit committee discusses policies with respect to risk assessment and risk management, including significant financial risk exposures and the steps management has taken to monitor, control and report on such exposures. As part of this process, our audit committee oversees the planning and conduct of an annual risk assessment that is designed to identify and analyze risks to implementing and executing our business strategy. The results of the risk assessment are then discussed with management and used to develop our annual internal audit plan.

Our board of directors believes that this role in risk oversight is appropriate. We believe that we have robust internal processes in place and a strong internal control environment to identify and manage risks. However, not all risks that may affect us can be identified or processes and controls developed to eliminate or mitigate their occurrence or effects, and some risks are beyond the control of us, the Manager, the Sub-Manager and our other service providers.

Committees of the Board of Directors

Our board of directors may delegate many of its powers to one or more committees. Our LLC Agreement requires that each of these committees be majority-comprised of our independent directors and our board has the audit committee, which consists solely of independent directors.

Audit Committee

Promptly following the effectiveness of this registration statement, our audit committee will be composed of       ,        and       , all of whom are independent directors. Our audit committee operates under a written charter adopted by our board of directors. The audit committee will assist the board of directors in overseeing:

•	our accounting and financial reporting processes;

•	the integrity and audits of our financial statements;

•	our compliance with legal and regulatory requirements;

•	the qualifications and independence of our independent auditors; and

•	the performance of our internal and independent auditors.

                 chairs our audit committee and serves as our “audit committee financial expert,” as that term is defined by the SEC.

Compensation of Independent Directors

Each independent director is entitled to receive a $25,000 annual fee for services as well as $2,000 per board of directors meeting attended, whether they participate by telephone or in person. Each director serving on the audit committee will receive $2,000 per audit committee meeting attended, whether they participate by telephone or in person. The chairman of our audit committee will receive an annual retainer of $10,000. Independent directors will also receive $2,000 per day for their participation in all meetings and other company-related business outside of normally scheduled board of directors meetings. In addition to the annual fee and fee for meeting attendance, as applicable, we will reimburse our independent directors for any reasonable out-of-pocket expenses incurred for its service as a director. No additional compensation will be paid for attending our annual meeting.

If our assets under management reach $1 billion in value (measured by our cost, or our portion of the cost in the case of assets owned in a joint venture or partnership, to acquire or originate our assets, including capital contributions made thereto), the annual fee paid to independent directors will increase to $35,000, commencing with the next calendar year. If our assets under management reach $2 billion in value, the annual fee paid to independent directors will increase to $45,000, commencing with the next calendar year. The annual fee paid to independent directors will not be reduced should assets under management subsequently decrease from the amounts stated herein.

Compensation of Executive Officers

We have no employees. We are managed by the Manager pursuant to a Management Agreement. All of our executive officers are employees of the Manager or one or more of its affiliates. We have not paid, and do not intend to pay, any cash compensation to our executive officers and we do not currently intend to adopt any policies with respect thereto. We do not have agreements with any of our executive officers or any employees of the Manager or its affiliates with respect to their compensation. The Manager will determine the levels of base salary and cash incentive compensation that may be earned by our executive officers for services performed for the Manager, based on the time required for the performance of the duties of the Manager under the Management Agreement and such other factors as the Manager may determine are appropriate. The Manager will also determine whether and to what extent our executive officers will be provided with pension, deferred compensation and other employee benefits plans and programs for their services performed for the Manager. Cash compensation paid to our executive officers for their services performed for the Manager will be paid by the Manager from the fees paid by us to the Manager under the Management Agreement. We will not control how such fees will be allocated by the Manager to its employees or employees of its affiliates.

Compensation Committee Interlocks and Insider Participation

No compensation committee exists, and no deliberations occurred with respect to executive compensation, as no executive officers will receive any compensation for their service as executive officers.

Conflicts of Interest

For a discussion of the conflicts of interest facing the company and our policies to address these conflicts, see “Conflicts of Interest and Certain Relationships and Related Party Transactions” on page 104 of this prospectus.

The Manager and the Sub-Manager

The Manager is CNL Strategic Capital Management, LLC, or CNL. Our executive officers also are officers, key personnel and/or members of the Manager. While associated with CNL, our appointed executive officers will serve on behalf of the company and consist of our chief executive officer and president, chief financial officer and general counsel. The Sub-Manager is a wholly-owned subsidiary of LLCP. One of our directors is also the President of the Sub-Manager. We do not pay any compensation to any of our executive officers.

Senior Management Team of the Manager

The following table sets forth certain information regarding the senior management team of the Manager who provides services to us as of the date of this prospectus.

Name	Age	Position
Thomas K. Sittema	57	Chairman
Tracy G. Schmidt	59	Chief Executive Officer
Tammy J. Tipton	56	Chief Financial Officer and Treasurer
Kirk A. Montgomery	60	Secretary

Thomas K. Sittema has served as the Chairman of the Manager since August 2016. Mr. Sittema’s biographical information is included in the prospectus under “Management— Directors and Executive Officers.”

Tracy G. Schmidt has served as the Chief Executive Officer of the Manager since August 2016. Mr. Schmidt’s biographical information is included in the prospectus under “Management—Directors and Executive Officers.”

Tammy J. Tipton has served as the Chief Financial Officer and Treasurer of the Manager since August 2016. Ms. Tipton’s biographical information is included in the prospectus under “Management—Directors and Executive Officers.”

Kirk A. Montgomery has served as the Secretary of the Manager since August 2016. Mr. Montgomery’s biographical information is included in the prospectus under “Management— Directors and Executive Officers.”

Senior Executives of the Sub-Manager

The following table sets forth certain information regarding the Senior Executives of the Sub-Manager who provide services to us as of the date of this prospectus.

Name	Age	Position
Arthur E. Levine	65	President
Lauren B. Leichtman	66	Chief Executive Officer
Robert A. Poletti	56	Senior Executive
Stephen J. Hogan	52	Senior Executive
Aaron M. Perlmutter	39	Senior Executive
Michael Weinberg	46	Senior Executive

Arthur E. Levine is also a director on our board of directors and his biographical information is included in the prospectus under “Management—Directors and Executive Officers.”

Lauren B. Leichtman serves as Chief Executive Officer of LLCP, which she co-founded LLCP in 1984. Ms. Leichtman has been a private equity investor for 32 years. In addition to planning the strategic direction of LLCP, her activities include primary responsibility for the investment activities of LLCP and institutional fundraising. Ms. Leichtman serves on the Investment Committee of all of LLCP’s investment partnerships. Prior to founding LLCP, Ms. Leichtman practiced law for approximately ten years, including three years with the Enforcement Division of the Securities and Exchange Commission. Ms. Leichtman graduated from Southwestern University School of Law and has been a member of the California Bar since 1977. In 1982, Ms. Leichtman received her LLM from Columbia University Law School. Ms. Leichtman has been married to Mr. Levine since 1979.

Robert A. Poletti serves as a Senior Executive of LLCP, which he joined in 1996, and is the head of the Firm’s Originations Group. He is responsible for the origination and structuring of investment opportunities and investment due diligence. Mr. Poletti serves on the Investment Committee of all of LLCP’s investment partnerships. Prior to joining the Firm, he was a Vice President at Kayne Anderson and was responsible for managing a $200 million subordinated debt and equity portfolio. From 1986 to 1993, he was a Vice President at Citicorp where he originated, structured and syndicated debt financings. Mr. Poletti has an MBA from the University of Santa Clara and a BS from the University of Oregon.

Stephen J. Hogan serves as a Senior Executive of LLCP, which he joined in 1996, and is the Chief Financial and Administrative Officer. He is responsible for managing limited partner relationships for all of the funds and overseeing the day-to-day operations of the Firm. Mr. Hogan serves on the Investment Committee of all of LLCP’s investment partnerships. Prior to joining the Firm, he was the Chief Financial Officer for a Southern California middle-market company. From 1986 to 1992, he worked for KPMG Peat Marwick where he performed audit and tax work. Mr. Hogan has an MBA and a BS from the University of Southern California and is a licensed CPA.

Aaron M. Perlmutter serves as a Senior Executive of LLCP, which he joined in 2003, and is the head of the LLCP’s Investment Monitoring and Realization Group. He is involved in all aspects of an investment, including pre-transaction due diligence and structuring, as well as working with the management team to develop and execute on growth strategies once the investment has been made. Mr. Perlmutter serves on the Investment Committee of all of LLCP’s investment partnerships. Prior to joining LLCP, he worked at One Equity Partners and was responsible for due diligence and monitoring of portfolio companies. Mr. Perlmutter has an MBA from Northwestern University’s Kellogg Graduate School of Management and a BA from Duke University.

Michael Weinberg serves as a Senior Executive of LLCP, which he joined in 2008, and is responsible for the origination and structuring of investment opportunities and investment due diligence. Mr. Weinberg serves on the Investment Committee of all of LLCP’s investment partnerships. Prior to joining LLCP, Mr. Weinberg was a Managing Director and founding partner of CastleHill Investment Management and before this was a principal, senior investment professional, and CFO of FriedbergMilstein. Prior to this, Mr. Weinberg held various roles over seven years at BNP Paribas within its leveraged finance and merchant banking divisions. Mr. Weinberg began his career at Ernst & Young LLP. Mr. Weinberg received a BS from Binghamton University and an MBA from Columbia Business School.

Management Agreement

CNL Strategic Capital Management, LLC will serve as the Manager under the Management Agreement with us. Subject to the overall supervision of our board of directors, the Manager is responsible for the overall management of our activities.

Services under the Management Agreement

Under the terms of the Management Agreement, the Manager will, among other things:

•	provide research and thought leadership with regards to our business and acquisition policies and operating company holdings;

•	investigate, select, and, on our behalf, engage and conduct business with such persons as the Manager deems necessary to the proper performance of its obligations hereunder, including but not limited to consultants, accountants, correspondents, lenders, technical advisors, attorneys, brokers, underwriters, corporate fiduciaries, escrow agents, depositaries, custodians, agents for collection, insurers, insurance agents, banks, securities investment advisors, mortgagors, and any and all agents for any of the foregoing, including affiliates of the Manager, and persons acting in any other capacity deemed by the Manager necessary or desirable for the performance of any of the foregoing services, including but not limited to entering into contracts in our name with any of the foregoing;

•	consult with the officers and our board of directors and assist our board of directors in the formulation and implementation of our financial policies, and, as necessary, furnish our board of directors with advice and recommendations with respect to asset acquisitions and dispositions consistent with our business strategy and policies and in connection with any borrowings proposed to be undertaken by us;

•	locate, analyze, perform due diligence on and select potential assets;

•	structure and negotiate the terms and conditions of transactions pursuant to which asset acquisitions and dispositions will be made;

•	make asset acquisitions and dispositions on our behalf in compliance with our business strategy and policies;

•	arrange for financing and refinancing and make other changes in the asset or capital structure of, and dispose of, reinvest the proceeds from the sale of, or otherwise deal with asset acquisitions;

•	determine the composition of our businesses and other assets, the nature and timing of the changes therein and the manner of implementing such changes;

•	service and monitor our assets, whether such assets are held directly or indirectly;

•	arrange financings and borrowing facilities for us;

•	upon request, provide our board of directors with periodic reports regarding prospective business opportunities;

•	from time to time, or at any time reasonably requested by our board of directors, make reports to our board of directors regarding (i) its performance of services to us under the terms of the Management Agreement and the Administrative Services Agreement; (ii) the Sub-Manager’s performance of services under the Sub-Management Agreement and the Sub-Administrative Services Agreement; and (iii) the Manager’s and the Sub-Manager’s obligations under the Cost Sharing Agreement; and

•	provide foreign currency management (including foreign currency hedging).

Pursuant to the Management Agreement, officers and personnel of the Manager who provide services to us must comply with our code of business conduct and ethics, including the conflicts of interest policy included in the code of business conduct and ethics, which prohibits such officers and personnel from engaging in any transaction that involves an actual conflict of interest with us without the approval of a majority of our independent directors. The Manager has a fiduciary responsibility to us pursuant to the Management Agreement.

Effectiveness of the Management Agreement

The Management Agreement was approved by our board of directors and will become effective as of the date that we meet our minimum offering requirement. Unless earlier terminated as described below, the Management Agreement will remain in effect for a period of one year from the date it first becomes effective and will remain in effect from year-to-year thereafter if approved annually by a majority of our independent directors.

Termination of the Management Agreement

We may terminate the Management Agreement, without penalty, (i) immediately for cause (as described below) or (ii) upon 120 days’ written notice to the Manager. The decision to terminate or not renew the Management Agreement must be made by our board of directors. In addition, the Manager may terminate the Management Agreement with us, without penalty, upon 120 days’ written notice to us. Furthermore, the Management Agreement will automatically terminate upon termination of the Sub-Management Agreement for any reason other than cause. If the Management Agreement is terminated or not renewed, we will pay the Manager accrued and unpaid fees and expense reimbursements, earned prior to termination or non-renewal of the Management Agreement within 90 days after the effective date of such termination or non-renewal. With respect to the termination of the Management Agreement, “cause” is defined as (a) fraud, criminal conduct, willful misconduct or willful breach of fiduciary duty by the Manager; or (b) a material breach of the Management Agreement by the Manager, which breach is not cured within 90 days of notice given to the Manager specifying the nature of the alleged breach.

The Manager and the Sub-Manager have separately agreed between themselves that, in the event one of them is terminated or not renewed as a manager or sub-manager, other than for cause or good reason, the other will also terminate its Management Agreement or Sub-Management Agreement with us, as applicable.

Base Management Fee and Incentive Fee

We will pay the Manager a fee for its services under the Management Agreement consisting of two components: a management fee and an incentive fee. The Manager will compensate the Sub-Manager for the services that it provides under the Sub-Management Agreement with 50% of the fees that the Manager receives from us under the Management Agreement. We believe that this fee structure benefits shareholders by aligning the compensation of both of the Manager and the Sub-Manager with overall company performance. Therefore, the cost of both the management fee and the incentive fee is ultimately borne by our shareholders.

Management Fee

The management fee will be calculated at an annual rate of 2% of our average gross assets, excluding cash and cash equivalents, and will be payable monthly in arrears. The management fee for a certain month is calculated based on the average value of our gross assets at the end of that month and the immediately preceding calendar month. The determination of gross assets will reflect changes in the fair market value of our assets, which will not necessarily equal their notional value, reflecting both realized and unrealized capital appreciation.

Incentive Fee

The incentive fee consists of three parts: (i) a subordinated incentive fee on income, (ii) an incentive fee on capital gains and (iii) an incentive fee on unrealized gains in our assets. Each part of the incentive fee is outlined below.

Subordinated Incentive Fee on Income. The subordinated incentive fee on income will be earned on pre-incentive fee net investment income (as described below) and shall be determined and payable in arrears as of the end of each calendar quarter during which the Management Agreement is in effect. In the case of a liquidation or if the Management Agreement is terminated, the fee will also become payable as of the effective date of the event. The subordinated incentive fee on income for each calendar quarter will be calculated as follows:

•	No subordinated incentive fee on income will be payable in any calendar quarter in which the pre-incentive fee net investment income does not exceed a quarterly return to investors of 1.5% per quarter on our average adjusted capital (as described below), or the quarterly preferred return. We refer to this as the quarterly preferred return.

•	All of our pre-incentive fee net investment income, if any, that exceeds the quarterly preferred return, but is less than or equal to 1.875% on our average adjusted capital, or the “breakpoint,” in any quarter, will be payable to the Manager. We refer to this portion of the subordinated incentive fee on income as the catch up. It is intended to provide an incentive fee of 20% on all of our pre-incentive fee net investment income when the pre-incentive fee net investment income reaches 1.875% on our average adjusted capital in any quarter.

•	For any quarter in which our pre-incentive fee net investment income exceeds the breakpoint, the subordinated incentive fee on income shall equal 20% of pre-incentive fee net investment income, because the preferred return and catch up will have been achieved.

•	“Average adjusted capital” is computed on the daily adjusted capital for the actual number of days in the quarter. The quarterly preference return of 1.5% and the breakpoint of 1.875% are also adjusted for the actual number of days each calendar quarter.

•	“Pre-incentive fee net investment income” is investment income and any other income, accrued during the calendar quarter, minus operating expenses for the quarter, including the management fee, expenses payable under the Administrative Services Agreement, any interest expense and dividends paid on any issued and outstanding preferred stock, but excluding the incentive fee.

•	Adjusted capital is defined as cumulative proceeds generated from sales of our shares, including proceeds from our distribution reinvestment plan, net of sales load (upfront sales commissions and upfront dealer manager fees) reduced for (i) distributions paid to our shareholders that represent return of capital on a tax basis and (ii) the full amounts paid for share repurchases pursuant to our share repurchase program, if any.

The following is a graphical representation of the calculation of the quarterly subordinated incentive fee on income:

Quarterly Subordinated Incentive Fee on
Pre-Incentive Fee Net Investment Income
(expressed as a percentage of average adjusted capital)

Percentage of Pre-Incentive Fee Net Investment Income
Allocated to Quarterly Incentive Fee

Examples of the income incentive fee:

Example 1 – Subordinated Incentive Fee on pre-incentive fee net investment income for each quarter

Scenarios expressed as a percentage of average adjusted capital	Scenario 1	Scenario 2	Scenario 3

Pre-incentive fee net investment income	0.5500%	1.7000%	2.6500%
Catch up incentive fee (maximum of 0.375%)	—	(0.2000)%	(0.3750)%
Split incentive fee (20% above 1.875%)	—	—	(0.1550)%

Net Investment income	0.5500%	1.5000%	2.1200%

Scenario 1 – Subordinated Incentive Fee on Income

Pre-incentive fee net investment income does not exceed the 1.50% preferred return rate, therefore there is no catch up or split incentive fee on pre-incentive fee net investment income.

Scenario 2 – Subordinated Incentive Fee on Income

Pre-incentive fee net investment income falls between the 1.50% preferred return rate and the catch up of 1.875%, therefore the incentive fee on pre-incentive fee net investment income is 100% of the pre-incentive fee above the 1.50% preferred return at 0.20%.

Scenario 3 – Subordinated Incentive Fee on Income

Pre-incentive fee net investment income exceeds the 1.50% preferred return and the 1.875% catch up provision. Therefore the catch up provision is fully satisfied by the 0.375% of pre-incentive fee net investment income above the 1.50% preferred return rate and there is a 20% incentive fee on pre-incentive fee net investment income above the 1.875% “catch up.” This provides a 0.53% incentive fee which represents 20% of pre-incentive fee net investment income.

Incentive Fee on Capital Gains. The incentive fee on capital gains will be earned on liquidated assets and shall be determined and payable in arrears as of the end of each calendar year during which the Management Agreement is in effect. In the case of a liquidation, or if the Management Agreement is terminated, the fee will also become payable as of the effective date of such event. The annual fee will equal 20% of our realized capital gains on a cumulative basis from inception, net of all realized capital losses and unrealized depreciation on a cumulative basis from inception, less the aggregate amount, if any, previously paid incentive fees on capital gains and any unrealized capital gains.

The incentive fee on capital gains will disregard any net investment income associated with derivatives or swaps that is treated as capital gains pursuant to GAAP but included in pre-incentive fee net investment income for purposes of the calculation of the subordinated incentive fee on income.

Example 2 – Incentive Fee on Capital Gains

Assumptions

Year 1: No net realized capital gains or losses

Year 2: 6% realized capital gains and 1% realized capital losses and unrealized capital depreciation; capital gain incentive fee = 20% x (realized capital gains for year computed net of all realized capital losses and unrealized capital depreciation at year end)

Year 1 Incentive Fee on Capital Gains	= 20% x (0)

= 0

= No Incentive Fee on Capital Gains

Year 2 Incentive Fee on Capital Gains	= 20% x (6% -1%)

= 20% x 5%

= 1%

Incentive Fee on Unrealized Gains. Beginning three years after we meet our minimum offering requirement, an incentive fee on the unrealized gains of our underlying operating companies, in which we hold a controlling equity position, will be earned each calendar quarter and will be calculated and paid as follows:

•	In the first full calendar quarter three years after we meet our minimum offering requirement, the fee will equal 20% of the combined initial assessed value creation (as described below) for each of our underlying assets, as of the calculation date (as described below), which will accrue and be paid in arrears at year-end.

•	For each quarter thereafter, the fee will consist of two components as follows. For those assets that were assessed in the previous calendar quarter’s calculation, the fee will equal 20% of the combined incremental assessed value creation (as described below) for each of such underlying assets, as of the calculation date (as described below), which will accrue the end of each calendar quarter and be paid annually in arrears. For those assets that were not assessed in the previous calendar quarter’s calculation, the fee will equal 20% of the combined initial assessed value creation for each of such underlying assets, as of the calculation date, which will accrue the end of each calendar quarter and be paid annually in arrears.

•	“Initial assessed value creation” for each asset is defined as the difference between (i) the fair market value of an asset, as of the calculation date, and (ii) the acquisition cost of an asset.

•	“Incremental assessed value creation” for each asset is defined as the difference between (i) the fair market value of an asset, as of the calculation date, and (ii) either (a) the high water mark (as described below) for those assets with a fair market value greater than or equal to acquisition cost as of the then current calculation date or (b) the low water mark (as described below) for those assets that have a low watermark.

•	The “calculation date” will be as of the last date of each calendar quarter following the end of the initial public offering.

•	The “fair market value” of an asset will be the fair market value of an asset, as determined by our board of directors, in accordance with our valuation procedures.

•	The “high water mark” will be equal to the highest fair market value of the asset on calculation dates from inception, assuming that the highest fair market value is not less than the acquisition cost.

•	The “low water mark” will be equal to the lowest fair market value of the asset on calculation dates from inception, assuming that the lowest fair market value is not greater than the acquisition cost.

•	For those assets with a fair market value as of the current calculation date that are both (a) less than acquisition cost and (b) greater than the low water mark, the assigned incremental value will be deemed to be zero for purposes of the aggregate calculation.

•	In the event that 20% of the portfolio level summation of the cumulative initial assessed value creation and incremental assessed value creation is less than zero in a given calendar year, the negative balance will be offset against the next calendar year’s management fees in twelve equal monthly installments. At no time will the annual offset be greater than that year’s total management fees.

•	At all times, cumulative foregone management fees since inception must be less than cumulative unrealized gain incentive fees paid since inception.

Example 3 – Incentive Fee on Unrealized Capital Gains

Scenario 1 Assumptions

Assume we hold two businesses in which we hold a controlling equity position. Businesses 1 and 2 are both acquired for $10,000 each, before the end of the first full calendar quarter three years after we meet our minimum offering requirement. The following are the fair values and the calculations of assessed value creation for the next four quarters:

Business 1

Cost:	$10,000

First Quarter Fair Value:	$11,000 (high water mark)
First Quarter Initial Assessed Value Creation:	$1,000 (fair value less cost)

Second Quarter Fair Value:	$11,500 (new high water mark)
Second Quarter Incremental Assessed Value Creation:	$500 (fair value less high water mark)

Third Quarter Fair Value:	$11,700 (new high water mark)
Third Quarter Incremental Assessed Value Creation:	$200 (fair value less high water mark)

Fourth Quarter Fair Value:	$11,400
Fourth Quarter Incremental Assessed Value Creation:	($300) (fair value less high water mark)

Business 2

Cost:	$10,000

First Quarter Fair Value:	$9,500 (low water mark)
First Quarter Initial Assessed Value Creation:	($500) (fair value less cost)

Second Quarter Fair Value:	$9,300 (new low water mark)
Second Quarter Incremental Assessed Value Creation:	($200) (fair value less low water mark)

Third Quarter Fair Value:	$9,000 (new low water mark)
Third Quarter Incremental Assessed Value Creation:	($300) (fair value less low water mark)

Fourth Quarter Fair Value:	$9,200
Fourth Quarter Incremental Assessed Value Creation:	$200 (fair value less low water mark)

Incentive Fee on Unrealized Gains

	1st Quarter	2nd Quarter	3rd Quarter		4th Quarter		Total
Business 1 assessed value creation	$1,000	$500		$200		($300)	$1,400
Business 2 assessed value creation	($500)	($200)		($300)		$200	($800)
Combined assessed value creation	$500	$300	-$	100	-$	100	$600
Due to the Manager and the Sub-Manager (20%)	$100	$60		($20)		($20)	$120

Scenario 2 Assumptions

Assume we hold two businesses in which we hold a controlling equity position. Business 3 is acquired before the end of the first full calendar quarter three years after we meet our minimum offering requirement for $10,000. Business 4 is acquired during the second full calendar quarter three years after we meet our minimum offering requirement for $10,000. The following are the fair values and the calculations of assessed values for the next four quarters:

Business 3

Cost:	$10,000

First Quarter Fair Value:	$10,500 (high water mark)
First Quarter Initial Assessed Value Creation:	$500 (fair value less cost)

Second Quarter Fair Value:	$10,000 (low water mark)
Second Quarter Incremental Assessed Value Creation:	($500) (fair value less high water mark)

Third Quarter Fair Value:	$9,800 (new low water mark)
Third Quarter Incremental Assessed Value Creation:	($200) (fair value less low water mark)

Fourth Quarter Fair Value:	$9,600
Fourth Quarter Incremental Assessed Value Creation:	($200) (fair value less low water mark)

Business 4

Cost:	$10,000

First Quarter Fair Value:	N/A
First Quarter Initial Assessed Value Creation:	N/A

Second Quarter Fair Value:	$10,000
Second Quarter Initial Assessed Value Creation:	N/A (asset was acquired in current quarter)

Third Quarter Fair Value:	$9,800 (low water mark)
Third Quarter Initial Assessed Value Creation:	($200) (fair value less cost)

Fourth Quarter Fair Value:	$9,700
Fourth Quarter Incremental Assessed Value Creation:	($100) (fair value less low water mark)

Incentive Fee on Unrealized Gains

	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	Total
Business 3 assessed value creation	$500	($500)	($200)	($200)	($400)
Business 4 assessed value creation	N/A	N/A	($200)	($100)	($300)
Combined assessed value creation	$500	($500)	($400)	($300)	($700)
Due to the Manager and the Sub-Manager (20%)	$100	($100)	($80)	($60)	($140)

Because of the structure of the subordinated incentive fee on income and the incentive fees on capital and unrealized gains, it is possible that we may pay such fees in a quarter where we incur a net loss. For example, if we receive pre-incentive fee net investment income in excess of the 1.50% on average adjusted capital for a quarter, we will pay the applicable incentive fee even if we incurred a net loss in the quarter due to a realized or unrealized capital loss. The Manager will not be under any obligation to reimburse us for any part of the incentive fee it receives that is based on prior period accrued income that we never received as a result of any borrower’s default or a subsequent realized loss of our portfolio.

The fees that are payable under the Management Agreement for any partial period will be appropriately prorated. The fees are calculated using detailed policies and procedures approved by the Manager and our board of directors, including a majority of the independent directors, and such policies and procedures are consistent with the description of the calculation of the fees set forth above.

The Manager may elect to defer or waive all or a portion of the fees that would otherwise be paid to it in its sole discretion. Any portion of a fee not taken as to any month, quarter or year will be deferred without interest and may be taken in any such other month prior to the occurrence of a liquidity event as the Manager may determine in its sole discretion; provided, however, any deferral or waiver or other modification of the fees to be paid to the Manager (including, without limitation, the manner and timing by which such fees are paid or payable to the Manager) will require the prior written consent of the Sub-Manager.

Origination Fees

The Sub-Manager may charge our operating companies origination fees in connection with the origination and structuring of assets and loans. Pursuant to the Sub-Management Agreement, the Sub-Manager will be entitled to the first $3.75 million in such origination fees collected annually and 50% of any such origination fees received by the Sub-Manager in excess of $3.75 million per annum will be paid to the Manager upon receipt of such fees by the Sub-Manager.

Payment of Our Expenses

Our primary operating expenses are the payment of management fees and other expenses under the Management Agreement and Sub-Management Agreement and other expenses necessary for our operations. Our management fee will compensate the Manager and the Sub-Manager for its work in identifying, evaluating, negotiating, executing, monitoring and servicing our assets, as applicable. We will also pay fees and expenses to the Administrator for the administrative services it provides under the Administrative Services Agreement on a direct cost basis costs or the amount that we would be required to pay for comparable administrative services in the same geographic location. The Sub-Manager may also provide certain administrative services to us under the Sub-Administrative Services Agreement with CNL, with fees and expenses being paid on a direct cost basis or the amount that we would be required to pay for comparable administrative services in the same geographic location to the Sub-Administrator.

We will bear all other expenses of our operations and transactions, including (without limitation) fees and expenses relating to:

•	corporate and organizational expenses relating to offerings of our shares, subject to limitations included in the Management Agreement;

•	the cost of effecting sales and repurchase of shares and other securities;

•	management fees;

•	fees payable to third parties relating to, or associated with, making acquisitions and loans and valuing assets, including fees and expenses associated with performing due diligence reviews of prospective acquisitions;

•	transfer agent fees;

•	fees and expenses associated with marketing efforts;

•	federal and state registration fees;

•	federal, state and local taxes;

•	independent directors’ fees and expenses;

•	costs of proxy statements, shareholders’ reports and notices;

•	fidelity bond, directors and officers/errors and omissions liability insurance and other insurance premiums;

•	direct costs such as printing, mailing, long distance telephone, and staff;

•	fees and expenses associated with independent audits and outside legal costs, including compliance with the Sarbanes-Oxley Act;

•	costs associated with our reporting and compliance obligations under applicable federal and state securities laws;

•	brokerage commissions for our assets;

•	all other expenses incurred by the Manager and the Sub-Manager, in performing its obligations subject to the limitations included in the Management Agreement; and

•	all other expenses incurred by the Administrator, the Sub-Administrator or us in connection with administering our business, including payments for the administrative services based upon our allocable portion (subject to the review and approval of our board of directors) of the Administrator’ overhead and other expenses.

Indemnification

The Management Agreement provides that, absent willful misfeasance, bad faith or gross negligence in the performance of the Manager’s or the Sub-Manager’s duties or by reason of the reckless disregard of the Manager’s duties and obligations, the Manager and/or the Sub-Manager, as applicable, and their officers, managers, partners, members, agents, employees, controlling persons, shareholders and any other person or entity affiliated with them are entitled to indemnification by us for any damages, liabilities, costs and expenses (including reasonable attorneys’ fees and amounts reasonably paid in settlement) arising from the rendering of the Manager’s and the Sub-Manager’s services under the Management Agreement and the Sub-Management Agreement, as applicable. Notwithstanding the above, our LLC Agreement provides that we shall not hold harmless the Manager or any of its affiliates for any loss or liability suffered by us unless all of the following conditions are met:

•	the party seeking exculpation or indemnification has determined in good faith that the course of action leading to the loss or liability was in our best interests;

•	the party seeking exculpation or indemnification was acting on our behalf or providing services to us;

•	the loss or liability was not the result of negligence or willful misconduct; and

•	the indemnification is recoverable only out of net assets and not from our shareholders.

The Management Agreement also provides that the Manager shall indemnify us (and our officers, managers, partners, members, agents, employees, controlling persons and any other person or entity affiliated with us) for losses that we (and our officers, managers, partners, members, agents, employees, controlling persons and any other person or entity affiliated with us) may sustain as a result of the Manager’s willful misfeasance, bad faith, gross negligence or reckless disregard for its duties under the Management Agreement or applicable law, including without limitation, the federal and state securities laws.

Notwithstanding the above, the Management Agreement prohibits the indemnification of the Manager or its affiliates for liabilities or expenses arising from or out of an alleged violation of state or federal securities laws unless one or more of the following conditions are met:

•	there has been a successful adjudication on the merits of each count involving alleged securities law violations;

•	such claims have been dismissed with prejudice on the merits by a court of competent jurisdiction; or

•	a court of competent jurisdiction approves a settlement of the claims against the indemnitees and finds that indemnification of the settlement and related costs should be made, and the court considering the request for indemnification has been advised of the position of the SEC and of the published position of any state securities regulatory authorities in states in which the securities were offered as to indemnification for violations of securities law.

Organization of the Manager

The Manager is a newly formed Delaware limited liability company. The principal executive offices of the Manager are located at 450 South Orange Avenue, Orlando, FL 32801-3336.

Sub-Management Agreement

Levine Leichtman Strategic Capital, LLC will serve as the Sub-Manager pursuant to the Sub-Management Agreement with the Manager. Pursuant to the Sub-Management Agreement, the Sub-Manager will assist and consult with the Manager in fulfilling certain of the services the Manager is obligated to provide us under the Management Agreement.

Services under the Sub-Management Agreement

Under the terms of the Sub-Management Agreement, the Sub-Manager will, among other things:

•	serve as an advisor to the Manager and provide support in connection with certain of the Manager’s activities performed pursuant to the Management Agreement;

•	provide research and thought leadership with regards to our business and acquisition policies and operating company holdings;

•	investigate, select, and, on behalf of the Manager, engage and conduct business with such persons as the Sub-Manager deems necessary to the proper performance of its obligations under the Sub-Management Agreement, including but not limited to consultants, accountants, correspondents, lenders, technical advisors, attorneys, brokers, underwriters, corporate fiduciaries, escrow agents, depositaries, custodians, agents for collection, insurers, insurance agents, banks, securities investment advisors, mortgagors, and any and all agents for any of the foregoing, including affiliates of the Sub-Manager, and persons acting in any other capacity deemed by the Sub-Manager necessary or desirable for the performance of any of the foregoing services, including but not limited to entering into contracts in the name of the company with any of the foregoing;

•	consult with our officers and board of directors and, as necessary, furnish our board of directors with advice and recommendations with respect to asset acquisitions and dispositions consistent with our business strategy and policies and in connection with any borrowings proposed to be undertaken by us;

•	(a) locate, analyze, perform due diligence on and select potential assets; (b) structure and negotiate the terms and conditions of transactions pursuant to which asset acquisitions and dispositions will be made; (c) make asset acquisitions and dispositions on our behalf in compliance with our business strategy and policies; and (d) arrange for financing and refinancing and make other changes in the asset or capital structure of, and dispose of, reinvest the proceeds from the sale of, or otherwise deal with asset acquisitions.

•	furnish the Manager with advice and recommendations with respect to acquisition opportunities, communications with existing investors and proposed financings to be undertaken by us;

•	service and monitor our assets, whether such assets are held directly or indirectly;

•	upon request, provide the Manager with periodic reports regarding prospective business opportunities;

•	from time to time, or at any time reasonably requested by the Manager, make reports to our board of directors of the Sub-Manager’s performance of services to the Manager under the Sub-Management Agreement and the Sub-Administrative Services Agreement; and

•	provide the Manager with such other management, research and related services as the Manager may, from time to time reasonably require in deploying our funds.

Pursuant to the Sub-Management Agreement, officers and personnel of the Sub-Manager who provide services to us must comply with our code of business conduct and ethics, including the conflicts of interest policy included in the code of business conduct and ethics, which prohibits such officers and personnel from engaging in any transaction that involves an actual conflict of interest with us without the approval of a majority of our independent directors. The Sub-Manager has a fiduciary responsibility to us pursuant to the Sub-Management Agreement.

Effectiveness of the Sub-Management Agreement

The Sub-Management Agreement will become effective as of the date that we meet our minimum offering requirement and upon effectiveness of the Management Agreement. Unless earlier terminated as described below, the Sub-Management Agreement will automatically be extended concurrently with the Management Agreement and upon approval by a majority of our independent directors.

Termination of the Sub-Management Agreement

The Manager may terminate the Sub-Management Agreement, without penalty, upon 120 days’ written notice to the Sub-Manager. In addition, the Sub-Manager may terminate the Sub-Management Agreement, without penalty, upon 120 days’ written notice to the Manager. Furthermore, the Sub-Management Agreement will automatically terminate upon termination of the Management Agreement for any reason other than cause. If the Sub-Management Agreement is terminated or not renewed, the Manager will pay the Sub-Manager accrued and unpaid fees and expense reimbursements earned prior to termination or non-renewal of the Management Agreement within 90 days after the effective date of such termination or non-renewal. With respect to the termination of the Sub-Management Agreement, “cause” is defined as (a) fraud, criminal conduct, willful misconduct or willful breach of fiduciary duty by the Sub-Manager; or (b) a material breach of the Sub-Management Agreement by the Sub-Manager, which breach is not cured within 90 days of notice given to the Sub-Manager specifying the nature of the alleged breach.

The Manager and the Sub-Manager have separately agreed between themselves that, in the event one of them is terminated or not renewed as a manager or sub-manager, other than for cause or good reason, the other will also terminate its Management Agreement or Sub-Management Agreement with us, as applicable.

Sub-Management Fees

The Sub-Management Agreement provides that the Sub-Manager will receive a portion of all management and incentive fees payable to the Manager under the Management Agreement. The Manager will pay the Sub-Manager 50% of the fees it receives from us pursuant to the Management Agreement with respect to each year. Such fees are payable by the Manager to the Sub-Manager on a quarterly basis in arrears. Any deferral, waiver or other modification of the fees to be paid to the Manager (including, without limitation, the manner and timing by which such fees are paid or payable to the Manager) will require the prior written consent of the Sub-Manager.

Origination Fees

In the course of performing its management services, the Sub-Manager may charge our operating companies origination fees in connection with the origination and structuring of assets and loans. Pursuant to the Sub-Management Agreement, the Sub-Manager will be entitled to the first $3.75 million in such origination fees collected annually and 50% of any such origination fees received by the Sub-Manager in excess of $3.75 million per annum will be paid to the Manager upon receipt of such fees by the Sub-Manager.

Transaction Fees

The Sub-Manager may also charge our operating companies transaction and monitoring fees in connection with services customarily performed in connection with the management of our operating companies. Pursuant to the Sub-Management Agreement, the Sub-Manager will be entitled to transaction and monitoring fees of up to $1.5 million for assets of the company of up to $300 million; up to $2.0 million for assets of the company of up to $500 million; up to $2.5 million for assets of the company of up to $750 million; up to $3.0 million for assets of the company of up to $1 billion; and up to $3.5 million for assets of the company of over $1 billion, each on a per annum basis. Any transaction fees charged to operating companies in excess of $3.5 million per annum will accrue to us.

Payment of Our Expenses

The Sub-Manager assumes no obligation with respect to, and is not be responsible for, our expenses or the expenses of the Manager. The Sub-Manager will pay all expenses incurred by it in connection with the activities it undertakes to meet its obligations under the Sub-Management Agreement. The Manager will cause the Sub-Manager to be reimbursed by us to the same extent as such expenses would be reimbursable to the Manager under the Management Agreement had such expenses been incurred by the Manager. To the extent that the Manager requests the Sub-Manager in writing to incur any expenses that would not otherwise be reimbursable by us, the Manager will reimburse the Sub-Manager for such expenses, including, but not limited to, the Sub-Manager’s out of pocket marketing expenses related to sourcing acquisition opportunities.

We may also reimburse the Sub-Manager for certain transactional expenses (e.g. research costs, due diligence costs, professional fees, legal fees and other related items) related to businesses that we acquire as well as transactional expenses related to deals that do not close, often referred to as “broken deal costs.”

Indemnification

The Sub-Management Agreement provides that, absent willful misfeasance, bad faith or gross negligence in the performance of the Sub-Manager’s duties or by reason of the reckless disregard of the Sub-Manager’s duties and obligations, the Sub-Manager and its officers, managers, partners, members, agents, employees, controlling persons, shareholders and any other person or entity affiliated with them are entitled to indemnification by the Manager for any damages, liabilities, costs and expenses (including reasonable attorneys’ fees and amounts reasonably paid in settlement) arising from the rendering of the Sub-Manager’s services under the Sub-Management Agreement. Notwithstanding the above, our LLC Agreement provides that we shall not hold harmless the Sub-Manager or any of their affiliates for any loss or liability suffered by us unless all of the following conditions are met:

•	the party seeking exculpation or indemnification has determined in good faith that the course of action leading to the loss or liability was in our best interests;

•	the party seeking exculpation or indemnification was acting on our behalf or providing services to us;

•	the loss or liability was not the result of negligence or willful misconduct; and

•	the indemnification is recoverable only out of net assets and not from our shareholders.

The Sub-Management Agreement provides that the Sub-Manager will indemnify the Manager and us (and our officers, managers, partners, members, agents employees, controlling persons and any other person or entity affiliated with us) for losses that we or the Manager (and our and the Manager’s respective officers, managers, partners, members, agents employees, controlling persons and any other person or entity affiliated with us) may sustain as a result of the Sub-Manager’s willful misfeasance, bad faith, gross negligence or reckless disregard for its duties under the Sub-Management Agreement or applicable law, including without limitation, the federal and state securities laws.

Notwithstanding the above, the Sub-Management Agreement prohibits the indemnification of the Sub-Manager or its affiliates for liabilities or expenses arising from or out of an alleged violation of state or federal securities laws unless one or more of the following conditions are met:

•	there has been a successful adjudication on the merits of each count involving alleged securities law violations;

•	such claims have been dismissed with prejudice on the merits by a court of competent jurisdiction; or

•	a court of competent jurisdiction approves a settlement of the claims against the indemnitees and finds that indemnification of the settlement and related costs should be made, and the court considering the request for indemnification has been advised of the position of the SEC and of the published position of any state securities regulatory authorities in states in which the securities were offered as to indemnification for violations of securities law.

Organization of the Sub-Manager

The Sub-Manager is a Delaware limited liability company. The principal executive offices of the Sub-Manager are located at 335 North Maple Drive, Suite 130, Beverly Hills, CA 90210.

Administrative Services

Administrative Services Agreement

Under the terms of the Administrative Services Agreement, the Administrator performs or oversees on our behalf the performance of various administrative services that we require. These include investor services, general ledger accounting, fund accounting, maintaining required financial records, assist us in publishing our net asset value, preparation and filing of tax forms and any necessary regulatory filings, printing and disseminating shareholder reports and generally overseeing the payment of our expenses and the performance of administrative and professional services rendered to us by others. The Administrator provides us with facilities and access to personnel necessary for our business. For providing these services, facilities and personnel, we reimburse the Administrator for administrative expenses it incurs in performing its obligations on a direct cost basis costs or the amount that we would be required to pay for comparable administrative services in the same geographic location, subject to certain limitations.

The amount of such administrative services expenses that the Administrator may receive or be reimbursed for will be capped at $500,000 annually for assets of the company of up to $300 million, the Administrator will be entitled to receive administrative service reimbursements of up to $750,000 for assets of the company of up to $500 million and up to $1 million for assets of the company of up to $1 billion.

We may terminate the Administrative Services Agreement, without penalty, (i) immediately for cause (as described below) or (ii) upon 120 days’ written notice to the Administrator. The decision to terminate or not renew the Administrative Services Agreement must be made by our board of directors. In addition, the Administrator may terminate the Administrative Services Agreement with us, without penalty, upon 120 days’ written notice to us. If the Administrative Services Agreement is terminated, we will pay the Administrator unpaid expense reimbursements, incurred prior to termination or non-renewal of the Administrative Services Agreement within 90 days after the effective date of such termination or non-renewal. With respect to the termination of the Administrative Services Agreement, “cause” is defined as (a) fraud, criminal conduct, willful misconduct or willful breach of fiduciary duty by the Administrator; or (b) a material breach of the Administrative Services Agreement by the Administrator, which breach is not cured within 90 days of notice given to the Administrator specifying the nature of the alleged breach.

Sub-Administrative Services Agreement

The Sub-Administrator will also provide certain administrative services to us under its Sub-Administrative Services Agreement with the Administrator, and it will be reimbursed by the Administrator (or the Administrator will cause us to reimburse the Sub-Administrator) for expenses it incurs in performing its obligations on a direct cost basis costs or the amount that we would be required to pay for comparable administrative services in the same geographic location, subject to certain limitations. These include general ledger accounting, fund accounting, legal, accounting, assistance with taxes and tax filings, maintaining required financial records, assisting us in publishing our net asset value, fund communication support, including access to Sub-Administrator personnel, diligence, reporting information to CNL and generally overseeing the performance of administrative and professional services rendered to us by others and any other services approved by our board of directors. The Sub-Administrator also provides us with access to personnel necessary for our business. For providing these services and personnel, we reimburse the Sub-Administrator for administrative expenses it incurs in performing its obligations, subject to certain limitations.

The amount of such sub-administrative services expenses that the Sub-Administrator may receive or be reimbursed for will be capped at $500,000 annually.

The Administrator may terminate the Sub-Administrative Services Agreement, without penalty, (i) immediately for cause (as described below) or (ii) upon 120 days’ written notice to the Sub-Administrator. In addition, the Sub-Administrator may terminate the Sub-Administrative Services Agreement, without penalty, upon 120 days’ written notice to the Administrator. If the Sub-Administrative Services Agreement is terminated, the Administrator will pay Sub-Administrator unpaid expense reimbursements, incurred prior to termination or non-renewal of the Sub-Administrative Services Agreement within 90 days after the effective date of such termination or non-renewal. With respect to the termination of the Sub-Administrative Services Agreement, “cause” is defined as (a) fraud, criminal conduct, willful misconduct or willful breach of fiduciary duty by the Sub-Administrator; or (b) a material breach of the Sub-Administrative Services Agreement by the Sub-Administrator, which breach is not cured within 90 days of notice given to the Sub-Administrator specifying the nature of the alleged breach.

COMPENSATION OF THE MANAGER, THE SUB-MANAGER AND THE MANAGING DEALER

We are an externally managed company and, as such, although we have a board of directors and executive officers responsible for our management, we have no direct paid employees. Two of our directors and all of our executive officers are employed by, and receive compensation from, the Manager, the Sub-Manager or their respective affiliates. The Manager is compensated for the management services it provides under the Management Agreement. In addition, the Manager engages other parties, including affiliates, to perform certain services and, in connection therewith, reallows a portion of its fees received from us to such entities. For example, the Manager has entered into the Sub-Management Agreement with the Sub-Manager pursuant to which the Sub-Manager will assist and consult with the Manager in fulfilling certain services the Manager is obligated to provide under the Management Agreement. The Manager will compensate the Sub-Manager for such services it provides through certain fees it receives from us. The Managing Dealer is responsible for performing services in connection with the offer and sale of our shares in this offering. The Managing Dealer will engage participating broker-dealers in connection with the sale of our shares and, in connection therewith, is expected to reallow the majority of the compensation received from us to such participating brokers as described below.

The following table summarizes the compensation, reimbursements and distributions (exclusive of any distributions to which our affiliates may be entitled by reason of their purchase and ownership of shares in connection with this offering) we contemplate paying to the Manager, the Sub-Manager, the Managing Dealer and other affiliates, including amounts to reimburse their costs in providing services and for amounts advanced on our behalf, with respect to proceeds raised in our primary offering. In addition, for information concerning compensation to our independent directors, see “Management—Compensation of Independent Directors.”

For purposes of illustrating these fees and expenses, we have assumed that we will sell the maximum of $500,000,000 in shares in the primary offering and assumes that 5% of the gross offering proceeds from the primary offering is from sales of Class A shares, 80% is from sales of Class T shares and 15% is from sales of Class I shares. Based on this allocation, we expect approximately $470,000,000 of the gross proceeds of the $500,000,000 primary offering will be available for acquisitions and the associated services fees and acquisition expenses, while the remaining amount will be used to pay selling commissions and dealer manager fees. The fees and expenses that we expect to pay or reimburse (except offering stage expenses) will be reviewed by our independent directors at least annually. All or a portion of the selling commissions and dealer manager fees will not be charged with regard to shares sold to certain categories of purchasers and for sales eligible for volume discounts and, in limited circumstances, the dealer manager fee may be reduced with respect to certain purchases. Although the following table represents the compensation and reimbursements we expect to pay to the Manager, the Managing Dealer and other affiliates in connection with the sale of assets and investment of the proceeds from this offering, there is no assurance our costs for these and/or other future services will remain unchanged throughout our duration. In addition, because these figures cannot be precisely calculated at this time, the actual fees payable may exceed these estimates.

Type of Compensation and Recipient	Method of Computation	Estimated Maximum Dollar Amount (1)

Selling commission to the Managing Dealer and participating brokers (2)

We will pay the Managing Dealer a selling commission up to 7.00% of the sale price for each Class A share and 2.00% of the sale price for each Class T share sold in the primary offering. The Managing Dealer may reallow all or a portion of the selling commissions to participating broker-dealers.

Assuming we sell the maximum offering amount, all in Class A shares, the maximum amount of selling commissions payable to the Managing Dealer would be $35,000,000.

Dealer manager fee to the Managing Dealer and participating brokers (2)	We will pay the Managing Dealer a dealer manager fee of 3.0% of the price of each Class A share or Class T share sold in the primary offering. The Managing Dealer may reallow all or a portion of such dealer manager fees to participating broker-dealers.	Assuming we sell the maximum offering amount, all in Class A or Class T shares, the maximum amount of dealer manager fees payable to the Managing Dealer would be $15,000,000.

Type of Compensation and Recipient	Method of Computation	Estimated Maximum Dollar Amount (1)
Annual Distribution and Shareholder Servicing Fee to the Managing Dealer

Beginning four full calendar quarters after we satisfy the minimum offering requirement, we will also pay the Managing Dealer an annual distribution and shareholder servicing fee, subject to certain limits, with respect to our Class T and Class I shares (including Class T Shares and Class I shares sold through the distribution reinvestment plan and those received as share distributions) in an annual amount equal to 1.00% and 0.50%, respectively, of our current net asset value per share, as disclosed in our periodic or current reports, payable on a quarterly basis. The annual distribution and shareholder servicing fee will be payable in arrears on a quarterly basis. The Managing Dealer may reallow all or a portion of the annual distribution and shareholder servicing fee to the broker-dealer who sold the Class T or Class I shares or, if applicable, to a servicing broker-dealer of the Class T or Class I shares or a fund supermarket platform featuring Class I shares, so long as the broker-dealer or financial intermediary has entered into a contractual agreement with the Managing Dealer that provides for such reallowance. The annual distribution and shareholder servicing fees is an ongoing fee that will be allocated among all Class T and Class I shares, respectively, and will not be paid at the time of purchase.

We will cease paying the annual distribution and shareholder servicing fee with respect to Class T shares held in any particular account, and those Class T shares will convert into a number of Class A shares determined by multiplying each Class T share to be converted by the applicable “Conversion Rate” described herein, on the earlier of (i) a listing of the Class A shares on a national securities exchange; (ii) a merger or consolidation of the company with or into another entity, or the sale or other disposition of all or substantially all of our assets; (iii) after the termination of the offering in which the initial Class T shares in the account were sold, the end of the month in which total underwriting compensation paid in the offering is not less than 10% of the gross proceeds of the offering from the sale of Class A, Class T and Class I shares; and (iv) the end of the month in which the total underwriting compensation paid in any particular account with respect to such Class T shares purchased in the offering, comprised of the dealer manager fees, selling commissions, and annual distribution and shareholder servicing fees, is not less than 10% of the gross offering price of those Class T shares purchased in such offering (excluding shares purchased through our distribution reinvestment plan and those shares received as a share or dividends). If we redeem a portion, but not all of the Class T shares held in a shareholder’s account, the total underwriting compensation limit and amount of underwriting compensation previously paid will be prorated between the Class T shares that were redeemed and those Class T shares that were retained in the account. Likewise, if a portion of the Class T shares in a shareholder’s account is sold or otherwise transferred in a secondary transaction, the total underwriting compensation limit and amount of underwriting compensation previously paid will be prorated between the Class T shares that were transferred and the Class T shares that were retained in the account.

We will cease paying the annual distribution and shareholder servicing fee with respect to Class I shares held in any particular account, and those Class I shares will convert into a number of Class A shares determined by multiplying each Class I share to be converted by the applicable “Conversion Rate” described herein, on the earlier of (i) a listing of the Class A shares on a national securities exchange; (ii) a merger or consolidation of the company with or into another entity, or the sale or other disposition of all or substantially all of our assets; (iii) after the termination of the offering in which the initial Class I shares in the account were sold, the end of the month in which total underwriting compensation paid in the offering is not less than 10% of the gross proceeds of the offering from the sale of Class A, Class T and Class I shares; and (iv) the end of the month in which the total underwriting compensation paid in any particular account with respect to such Class I shares purchased in the offering, comprised of the dealer manager fees, selling commissions, and annual distribution and shareholder servicing fees, is not less than 10% of the gross offering price of those Class I shares purchased in such offering (excluding shares purchased through our distribution reinvestment plan and those received as dividends). If we redeem a portion, but not all of the Class I shares held in a shareholder’s account, the total underwriting compensation limit and amount of underwriting compensation previously paid will be prorated between the Class I shares that were redeemed and those Class I shares that were retained in the account. Likewise, if a portion of the Class I shares in a shareholder’s account is sold or otherwise transferred in a secondary transaction, the total underwriting compensation limit and amount of underwriting compensation previously paid will be prorated between the Class I shares that were transferred and the Class I shares that were retained in the account.

Amount is not determinable at this time.

Type of Compensation and Recipient	Method of Computation	Estimated Maximum Dollar Amount (1)
Reimbursement to the Manager and its affiliates for organizational and offering expenses(3)	We will reimburse the Manager and its affiliates for the organizational and offering costs (other than selling commissions, dealer manager fees and distribution fees) it has incurred on our behalf only to the extent that the reimbursement would not cause the selling commissions, dealer manager fee and the other organizational and offering expenses borne by us to exceed 15% of the gross offering proceeds as the amount of proceeds increases. We have targeted an offering expense ratio of 1.5% for organizational and offering expenses.	Amount is not determinable at this time
Base management fee to the Manager (4)(5)

The management fee will be calculated at an annual rate of 2% of our average gross assets, excluding cash and cash equivalents, and will be payable monthly in arrears. The management fee for a certain month is calculated based on the average value of our gross assets at the end of that month and the immediately preceding calendar month. The determination of gross assets will reflect changes in the fair market value of our assets, which will not necessarily equal their notional value, reflecting both realized and unrealized capital appreciation.

Amount is not determinable at this time.
Subordinated incentive fee on income to the Manager(4)(5)

The subordinated incentive fee on income will be earned on pre-incentive fee net investment income (as described below) and shall be determined and payable in arrears as of the end of each calendar quarter during which the Management Agreement is in effect. In the case of a liquidation or if the Management Agreement is terminated, the fee will also become payable as of the effective date of the event. The subordinated incentive fee on income for each calendar quarter will be calculated as follows:

•     No subordinated incentive fee on income will be payable in any calendar quarter in which the pre-incentive fee net investment income does not exceed a quarterly return to investors of 1.5% per quarter on our average adjusted capital (as described below), or the quarterly preferred return. We refer to this as the quarterly preferred return.

•     All of our pre-incentive fee net investment income, if any, that exceeds the quarterly preferred return, but is less than or equal to 1.875% on our average adjusted capital, or the “breakpoint,” in any quarter, will be payable to the Manager. We refer to this portion of the subordinated incentive fee on income as the catch up. It is intended to provide an incentive fee of 20% on all of our pre-incentive fee net investment income when the pre-incentive fee net investment income reaches 1.875% on our average adjusted capital in any quarter.

•     For any quarter in which our pre-incentive fee net investment income exceeds the breakpoint, the subordinated incentive fee on income shall equal 20% of our pre-incentive fee net investment income, because the preferred return and catch up will have been achieved.

•     “Average adjusted capital” is computed on the daily adjusted capital for the actual number of days in the quarter. The quarterly preference return of 1.5% and the breakpoint of 1.875% are also adjusted for the actual number of days each calendar quarter.

Amount is not determinable at this time

Type of Compensation and Recipient	Method of Computation	Estimated Maximum Dollar Amount (1)

•     “Pre-incentive fee net investment income” is investment income and any other income, accrued during the calendar quarter, minus operating expenses for the quarter, including the management fee, expenses payable under the Administrative Services Agreement, any interest expense and dividends paid on any issued and outstanding preferred shares, but excluding the incentive fee.

•      Adjusted capital is defined as cumulative proceeds generated from sales of our shares, including proceeds from our distribution reinvestment plan, net of sales load (upfront sales commissions and upfront dealer manager fees) reduced for (i) distributions paid to our shareholders that represent return of capital on a tax basis and (ii) the full amounts paid for share repurchases pursuant to our share repurchase program, if any.

Incentive fee on capital gains to the Manager(4)(5)

The incentive fee on capital gains will be earned on liquidated assets and shall be determined and payable in arrears as of the end of each calendar year during which the Management Agreement is in effect. In the case of a liquidation, or if the Management Agreement is terminated, the fee will also become payable as of the effective date of such event. The annual fee will equal 20% of our realized capital gains on a cumulative basis from inception, net of all realized capital losses and unrealized depreciation on a cumulative basis from inception, less the aggregate amount, if any, previously paid incentive fees on realized and any unrealized capital gains.

The incentive fee on capital gains will disregard any net investment income associated with derivatives or swaps that is treated as capital gains pursuant to GAAP but included in pre-incentive fee net investment income for purposes for calculation of the subordinated incentive fee on income.

Amount is not determinable at this time
Incentive fee on unrealized gains in our assets to the Manager(4)(5)

Beginning three years after we meet our minimum offering requirement, an incentive fee on the unrealized gains of our underlying operating companies, in which we hold a controlling equity position, will be earned each calendar quarter and will be calculated and paid as follows:

•     In the first full calendar quarter three years after we meet our minimum offering requirement, the fee will equal 20% of the combined initial assessed value creation (as described below) for each of our underlying assets, as of the calculation date (as described below), which will accrue and be paid in arrears at year-end.

•     For each quarter thereafter, the fee will consist of two components as follows. For those assets that were assessed in the previous calendar quarter’s calculation, the fee will equal 20% of the combined incremental assessed value creation (as described below) for each of such underlying assets, as of the calculation date (as described below), which will accrue the end of each calendar quarter and be paid annually in arrears. For those assets that were not assessed in the previous calendar quarter’s calculation, the fee will equal 20% of the combined initial assessed value creation for each of such underlying assets, as of the calculation date, which will accrue the end of each calendar quarter and be paid annually in arrears.

•     “Initial assessed value creation” for each asset is defined as the difference between (i) the fair market value of an asset, as of the calculation date, and (ii) the acquisition cost of an asset.

Amount is not determinable at this time

Type of Compensation and Recipient	Method of Computation	Estimated Maximum Dollar Amount (1)

•     “Incremental assessed value creation” for each asset is defined as the difference between (i) the fair market value of an asset, as of the calculation date, and (ii) either (a) the high water mark (as described below) for those assets with a fair market value greater than or equal to acquisition cost as of the then current calculation date or (b) the low water mark (as described below) for those assets that have a low watermark.

•     The “calculation date” will be as of the last date of each calendar quarter following the end of the initial public offering.

•     The “fair market value” of an asset will be the fair market value of an asset, as determined by our board of directors, in accordance with our valuation procedures.

•     The “high water mark” will be equal to the highest fair market value of the asset on calculation dates from inception, assuming that the highest fair market value is not less than the acquisition cost.

•     The “low water mark” will be equal to the lowest fair market value of the asset on calculation dates from inception, assuming that the lowest fair market value is not greater than the acquisition cost.

•      For those assets with a fair market value as of the current calculation date that are both (a) less than acquisition cost and (b) greater than the low water mark, the assigned incremental value will be deemed to be zero for purposes of the aggregate calculation.

•     In the event that the portfolio level summation of the cumulative initial assessed value creation and incremental assessed value creation is less than zero in a given calendar year, the negative balance will be offset against the next calendar year’s management fees in twelve equal monthly installments. At no time will the annual offset be greater than that year’s total management fees.

•     At all times, cumulative foregone management fees since inception must be less than cumulative unrealized gain incentive fees paid since inception.

Amount is not determinable at this time
Reimbursement to the Manager and Sub-Manager and their respective affiliates for operating expenses(6)	We will reimburse the Manager and the Sub-Manager and their respective affiliates for certain operating expenses incurred in connection with their provision of services to us, including personnel costs and related overhead costs of personnel of the Manager or its affiliates (which, in general, are those expenses relating to our administration on an on-going basis), subject to the limitations of our LLC Agreement and the Management Agreement and the Sub-Management Agreement.	Amount is not determinable at this time

(1)	The estimated maximum dollar amounts are based on the assumed sale of the maximum primary offering as follows: for the $500,000,000 in shares sold, 5% of the gross offering proceeds are from Class A shares sold at a price of $11.11 per share, 80% of the gross offering proceeds are from Class T shares sold at a price of $10.53 per share and 15% of the gross offering proceeds are from Class I shares sold at a price of $10.00 per share.
(2)	All or a portion of the selling commissions and dealer manager fees will not be paid with regard to shares sold to certain categories of purchasers. In addition, selling commissions may be reduced for sales that are eligible for a volume discount. See the section of this prospectus entitled “Plan of Distribution” for additional information.

(3)	As part of its payment of other organization and offering expenses, the Manager will reimburse the Managing Dealer for actual, bona fide, itemized and detailed due diligence expenses incurred by it or other participating brokers in connection with this offering as well as bona fide training and education. Reimbursement is contingent upon receipt by the Managing Dealer of a detailed invoice or similar itemized statement from the participating broker that demonstrates the actual due diligence expenses incurred. The Managing Dealer may also reallow such reimbursements to the applicable participating broker-dealers as permissible.
(4)	These fees may or may not be taken in whole or in part at the discretion of the Manager. All or any part of these fees not taken as to any period shall be deferred without interest and may be taken in any other period prior to the occurrence of a liquidity event as the Manager shall determine.
(5)	The Manager shall pay 50% of any such fees it receives from us to the Sub-Manager pursuant to the Sub-Management Agreement.
(6)	The Manager shall pay all such reimbursements it receives to the Sub-Manager, to the extent such reimbursements relate to costs and expenses incurred by the Sub-Manager or its affiliates.

SECURITY OWNERSHIP

The following table sets forth, as of the date of this prospectus, information with respect to the beneficial ownership of our shares by:

•	each person known to us to beneficially own more than 5% of any class the outstanding shares;

•	each of our directors, director nominees and named executive officers; and

•	all of our directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the securities. There are no shares subject to options that are currently exercisable or exercisable within 60 days of the offering. Unless otherwise indicated, all shares are owned directly and the indicated person has sole voting and investment power.

Name and Address(1)	Number of Class A Shares Beneficially Owned	Percentage of all Class A Shares
Thomas K. Sittema
Arthur E. Levine
Tracy G. Schmidt
Tammy J. Tipton
Kirk A. Montgomery
All officers and directors as a group ( persons)

(1)	Unless otherwise indicated, the address of each beneficial owner is c/o CNL Strategic Capital, LLC, 450 South Orange Avenue, Orlando, FL 32801-3336.

CONFLICTS OF INTEREST AND CERTAIN RELATIONSHIPS
AND RELATED PARTY TRANSACTIONS

Conflicts of Interest

The Manager, the Sub-Manager and certain of their affiliates will have certain conflicts of interest in connection with the management of our business affairs including the following:

•	Our executive officers and certain members of our board of directors serve as director and/or officers of various entities affiliated with the Manager and the Sub-Manager, as applicable.

•	The Manager, the Sub-Manager and their respective affiliates provide services to us.

•	Regardless of the quality of our assets, the services provided to us or whether we pay distributions to our shareholders, the Manager and the Sub-Manager will receive certain fees in connection with its services to us as the Manager and the Sub-Manager, respectively.

•	The agreements between us and the Manager, the Sub-Manager or their affiliates are not arm’s length agreements. In addition, as a result of the fact that we have some common management, including on our board of directors, with the Manager and the Sub-Manager, our board of directors may encounter conflicts of interest in enforcing our rights against the Manager, the Sub-Manager and their respective affiliates in the event of a default by, or disagreement with, any of the Manager, the Sub-Manager and their respective affiliates or in invoking powers, rights or options pursuant to any agreement between any of them and us.

•	Commencing with the first full calendar month after the minimum offering requirement is satisfied, our board of directors will calculate our net asset value with assistance from the Manager and the Sub-Manager and, because the base management fee is payable monthly and the base management fee for a certain month is calculated based on the average value of our gross assets at the end of that month and the immediately preceding calendar month, a higher net asset value would result in a higher base management fee to the Manager and the Sub-Manager. We expect to value our assets monthly at fair value as determined in good faith by our board of directors based on input from the Manager, the Sub-Manager, an independent valuation firm engaged by our board of directors and our audit committee. See “Determination of Net Asset Value.”

•	The Manager does not currently manage other clients; however, the Manager is not prohibited from doing so and the Manager may determine it is appropriate for us and one or more other clients managed in the future by the Manager or any of its affiliates to participate in an opportunity. These co-opportunities may give rise to conflicts of interest or perceived conflicts of interest among us and the other clients. The Manager will consider whether the transaction complies with the terms of our LLC Agreement or the partnership or limited liability company agreement of such other programs.

•	The Manager and the Sub-Manager will experience conflicts of interest in connection with the management of our business affairs relating to the allocation of business opportunities by the Manager, the Sub-Manager and their respective affiliates to us and other clients. The Sub-Manager or its affiliates currently manage other clients that have a similar business objective as us. The Sub-Manager will determine which opportunities it presents to us or another client with a similar business objective. The Sub-Manager may determine that an opportunity is more appropriate for another client managed by the Sub-Manager or any of its affiliates than it is for us and present such opportunity to the other client. In certain cases, the Sub-Manager, subject to the final approval of the Manager, may determine it is appropriate for us to participate in an acquisition opportunity alongside one or more other clients managed by the Sub-Manager or any of its affiliates. These co-opportunities may give rise to conflicts of interest or perceived conflicts of interest among us and the other clients. To the extent the Sub-Manager identifies such co-opportunities, the Sub-Manager has developed an allocation policy to ensure that we are treated fairly and equitably. The Sub-Manager and its affiliates will utilize this allocation policy to determine how to allocate opportunities that may be appropriate for us or other of the Sub-Manager’s or its affiliates’ clients. As a result, the Sub-Manager and its affiliates may determine, in its discretion, that it is appropriate to allocate opportunities to other clients in whole or in part as co-opportunities. The Sub-Manager will also consider whether the transaction complies with the terms of our LLC Agreement or the partnership or limited liability company agreement of such other programs. The independent directors of our board of directors will be responsible for oversight of the allocation process, and all transactions involving a question of allocation must be approved by an affirmative vote from the majority of our independent directors.

•	In the event that a co-opportunity does not close and the Sub-Manager and its affiliates accumulate broken deal costs in connection with the co-opportunity, the Sub-Manager and its affiliates will be required to allocate such broken deal costs among us and the other participating accounts. Any such broken deal costs will be allocated in the proportion set forth in a broken deal expense policy of the Sub-Manager, such policy being subject to the approval by our board of directors.

•	Our operating businesses may pay origination and/or transaction fees to the Sub-Manager (and the Manager, as applicable) for services it provides to them. These fees may be received before we realize any gain. The Manager and the Sub-Manager may face conflicts of interest with respect to services performed for our operating businesses, on the one hand, and opportunities recommended to us, on the other hand.

See “Risk Factors—Risks Related to the Manager, the Sub-Manager and Their Respective Affiliates.”

Certain Relationships with Affiliates

The following discussion sets forth the agreements that we have entered into, or intend to enter into, with affiliates in connection with this offering. The statements relating to each agreement set forth in this section and elsewhere in this prospectus are subject to and are qualified in their entirety by reference to all of the provisions of such agreements, forms of which are filed as exhibits to the registration statement of which this prospectus is a part.

Management Agreement and Sub-Management Agreement

Our business and affairs are managed under the direction of our board of directors. However, we have entered into the Management Agreement with the Manager pursuant to which the Manager is responsible for the overall management of our activities. The Manager has entered into the Sub-Management Agreement with the Sub-Manager pursuant to which the Sub-Manager is responsible for the day-to-day management of our assets. The Manager’s and the Sub-Manager’s services under the Management Agreement and the Sub-Management Agreement, respectively, will not be exclusive, and they may furnish the same or similar services to other entities, including businesses that may directly or indirectly compete with us, so long as the services to us are not impaired by the provision of such services to others, and provided that they notify us prior to being engaged to serve as an advisor to a fund or other company having a similar business strategy. As a result, the Management Agreement and the Sub-Management Agreement were negotiated between related parties, and their respective terms, including fees and other amounts payable, may not be as favorable to us as if they had been negotiated with unaffiliated third parties.

We will pay the Manager management and incentive fees for its services under the Management Agreement. The Manager will compensate the Sub-Manager for the services that it provides under the Sub-Management Agreement with 50% of the fees that the Manager receives from us under the Management Agreement. Operating businesses may pay to the Sub-Manager origination fees in connection with the origination and structuring of assets and certain transaction fees for services customarily performed in connection with the management of our operating businesses. You will indirectly be exposed to these fees. The origination and transaction fees will be approved by our board of directors, including a majority of the independent directors. In addition, we will reimburse the Manager and the Sub-Manager and certain of their affiliates for certain organization and offering expenses and operating expenses that they incur on our behalf. The timing and nature of fees and compensation to the Manager and the Sub-Manager could create a conflict between the interests of the Manager and the Sub-Manager, on the one hand, and those of our shareholders, on the other hand. Both the base management fee and the annual distribution and shareholder servicing fee are not performance based since they are based upon cost which creates a conflict of interest in all decisions by the Manager and the Sub-Manager in selecting between acquisitions and purchase prices. A transaction by us may result in the immediate realization by the Manager and its affiliates of substantial commissions, fees, compensation and other income. Potential conflicts may arise in connection with the determination by the Manager and the Sub-Manager of whether to acquire, hold or sell assets as such determination could impact the timing and amount of fees payable to the Manager and the Sub-Manager.

For additional information concerning these relationships, see “Management—Management Agreement,” “Management—Sub-Management Agreement” and “Compensation of the Manager, the Sub-Manager and the Managing Dealer.”

Administrative Services Agreement and Sub-Administrative Services Agreement

We have entered into the Administrative Services Agreement with the Administrator pursuant to which it will provide us with administrative services and it is entitled to reimbursement of expenses for such services on a direct cost basis costs or the amount that we would be required to pay for comparable administrative services in the same geographic location, subject to certain limitations. The Administrator has entered into the Sub-Administrative Services Agreement with the Sub-Administrator pursuant to which the Sub-Administrator is entitled to reimbursement of expenses for certain other administrative services it provides to us on a direct cost basis costs or the amount that we would be required to pay for comparable administrative services in the same geographic location, subject to certain limitations. See “Management—Administrative Services.”

License Agreement

We have entered into a separate license agreement with each of CNL Financial Group, LLC and Levine Leichtman Capital Partners, Inc. pursuant to which they have each granted us a non-exclusive, royalty-free license to use the name “CNL” and “Levine Leichtman Capital Partners,” respectively. Under such agreements, we have a right to use the “CNL” and “Levine Leichtman Capital Partners” names, for so long as the Manager remains our external manager and the Manager remains a controlled affiliate of CNL Financial Group, LLC and the Sub-Manager remains the Sub-Manager and the Sub-Manager remains a controlled affiliate of Levine Leichtman Capital Partners, Inc. Other than with respect to these limited licenses, we will have no legal right to the “CNL” or “Levine Leichtman Capital Partners” names. CNL Financial Group, LLC and Levine Leichtman Capital Partners, Inc. have the right to terminate their respective license agreement if their affiliates are no longer acting as the Manager or the Sub-Manager. In the event the Management Agreement is terminated, we would be required to change our name to eliminate the use of the word “CNL.”

Cost Sharing Agreement

The Manager and the Sub-Manager have separately entered into a cost sharing agreement to equally share the start-up expenses to cover organizational and offering expenses on our behalf, including start-up legal costs. Both the Manager and the Sub-Manager will be entitled to reimbursement from offering proceeds for these costs, subject to FINRA rules. They will also equally share between them in expense support programs and fee deferrals and/or waivers as needed.

Competition for Management Time

Thomas K. Sittema and Arthur E. Levine, who serve as members of our board of directors, and Tracy G. Schmidt, Tammy J. Tipton and Kirk A. Montgomery, who serve as our executive officers, engage in the management of other business entities and properties and in other business activities, including activities associated with our affiliates. All of these individuals devote only as much of their time to our business as they, in their judgment, determine is reasonably required, which could be substantially less than their full time. The amount of time these individuals devote could be impacted by and commensurate with the level of our operating activity which will be impacted by the amount of funds raised from this offering and the subsequent acquisitions. These individuals may experience conflicts of interest in allocating management time, services, and functions among us and the various entities, investor programs (public or private) and any other business ventures in which any of them are or may become involved.

Relationship with Managing Dealer

As described elsewhere in this prospectus, we pay the Managing Dealer selling commissions, dealer manager fees and annual distribution and shareholder servicing fee. The Managing Dealer is an affiliate of the Manager. Certain of our directors are also officers, directors and registered principals of the Managing Dealer. This relationship may create conflicts in connection with the fulfillment by the Managing Dealer of its due diligence obligations under the federal securities laws. Accordingly, investors will not have the benefit of such independent review. Certain of the participating brokers have made, or are expected to make, their own independent due diligence investigations. The Managing Dealer is not prohibited from acting in any capacity in connection with the offer and sale of securities offered by entities that may have a similar business strategy to ours and is expected to participate in other offerings sponsored by one or more of our officers or directors.

Prior and Future Programs

In the past, affiliates of the Manager and the Sub-Manager have organized investments for entities other than the company. Affiliates of the Sub-Manager also currently manage other entities that may have a business strategy that is similar to and/or overlapping business strategy with our business strategy. In addition, these affiliates currently have other positions and in the future may form, offer interests in and manage other programs in addition to those for the company and to acquire similar types of businesses as those we target or acquire loan positions in such businesses. Future programs may involve affiliates of the Manager and the Sub-Manager in the ownership, financing, operation and management of properties that may be suitable for us. As a result, situations could arise whereby the Manager or the Sub-Manager or their respective affiliates have an economic incentive to make a decision that favors another entity that it manages over us. Such conflicts between us and affiliated programs may affect the value of our positions as well as our net income.

Provisions in Our LLC Agreement Relating to Conflicts of Interest

Our LLC Agreement contains restrictions regarding conflicts of interest, including the following:

•	The Management Agreement and Compensation. Our board of directors will review and evaluate the performance of the Manager before renewing the Management Agreement. Our board of directors will monitor the Manager to assure that our administrative procedures, operations and programs are in our best interests and are fulfilled and that (i) the expenses incurred are reasonable, (ii) all front end fees are reasonable and do not exceed 18% of the gross proceeds of any offering regardless of the source of payment, and (iii) the percentage of gross proceeds of any offering committed to investment in company assets is at least 82%. All items of compensation to underwriters or dealers, including, but not limited to, selling commissions, expenses (including organizational and offering expenses) rights of first refusal, consulting fees, finders’ fees and all other items of compensation of any kind or description paid by us, directly or indirectly, shall be taken into consideration in computing the amount of allowable front end fees. Our board of directors will also determine that the compensation paid to the Manager is reasonable in relation to the nature and quality of services performed by the Manager and our investment performance and that the provisions of the Management Agreement are being carried out. All agreements between us and the Manager will be approved by a majority of the independent directors. Our board of directors may consider all factors that they deem relevant in making these determinations.

•	Voting of shares owned by affiliates. The Manager, the Sub-Manager, our officers and directors, and their respective affiliates may not vote their shares or consent on matters submitted to the shareholders regarding any transaction between such affiliates and us. All shares owned by the Manager, the Sub-Manager, our officers and directors, and their respective affiliates shall be excluded in determining the requisite percentage of interest in shares necessary to approve a matter on which the Manager, the Sub-Manager, our officers and directors, and their respective affiliates, as applicable, may not vote or consent.

•	Investments with affiliates. We will not acquire any asset or business in which the Manager, the Sub-Manager, any of our directors or officers or any of their respective affiliates has a direct economic interest without a determination by the majority of our board of directors (including a majority of our independent directors) that such acquisition or co-opportunity is fair and reasonable to us.

•	Purchase of assets from affiliates. We will not purchase assets from our sponsor, the Manager, the Sub-Manager, our directors or any of their respective affiliates unless a majority of our board of directors (including a majority of the independent directors) not otherwise interested in the transaction determines that such transaction is fair and reasonable to us and at a price to us no greater than the cost of the assets to our sponsor, the Manager, the Sub-Manager, our directors or any of their respective affiliates, unless there is a substantial justification for any amount that exceeds such cost and such excess amount is determined to be reasonable. In no event will the cost of such asset to us exceed its then-current appraised value.

•	Sale of assets to affiliates. We will not sell or lease assets to our sponsor, the Manager, the Sub-Manager, our directors or any of their respective affiliates or to the directors without a determination by a majority of our board of directors (including a majority of our independent directors) not otherwise interested in the transaction, that such transaction is fair and reasonable to us. In no event will the cost of any such assets to us exceed its then current appraised value.

•	Loans to/from affiliates. We will not borrow money from our sponsor, the Manager, the Sub-Manager, directors or any of their respective affiliates unless a majority of our board of directors (including a majority of our independent directors) not otherwise interested in transaction approve it as being fair, competitive and commercially reasonable to us and no less favorable to us than loans between unaffiliated parties under similar circumstances. On financing made available to the company by them, our sponsor, the Manager, the Sub-Manager, directors or any of their respective affiliates may not receive interest in excess of the lesser of such lender’s cost of funds or the amounts that would be charged by unrelated lending institutions on comparable loans for the same purpose. Our sponsor, the Manager, the Sub-Manager, directors or any of their respective affiliates shall not impose a prepayment charge or penalty in connection with such financing and our sponsor shall not receive points or other financing charges. The Manager and the Sub-Manager will be prohibited from providing any financing with a term in excess of 12 months to us. Except for the advancement of funds pursuant to certain indemnification provisions of our LLC Agreement, we will not make loans to an entity in which our sponsor, the Manager, the Sub-Manager or the directors or any of their respective affiliates have an interest unless an independent expert appraises the underlying collateral and there is a determination by a majority of our board of directors not otherwise interested in the transaction, that such transaction is fair and reasonable to us.

•	Other restrictions on transactions with affiliates. The Manager and the Sub-Manager are prohibited from commingling our funds with the funds of any other entity or person for which it provides advisory or other services. In addition, our LLC Agreement prohibits the Manager, the Sub-Manager and their respective affiliates from receiving or accepting any rebate, give-up or similar arrangement that would circumvent the provisions of our LLC Agreement. The Manager, the Sub-Manager and their respective affiliates are also prohibited from participating in any reciprocal business arrangement that would circumvent the provisions of our LLC Agreement. We will not give the Manager or the Sub-Manager or any of their respective affiliates an exclusive right or employment to sell our assets.

We may not invest in general partnerships or joint ventures with affiliates unless certain conditions described in our LLC Agreement are met.

A majority of our board of directors (including a majority of our independent directors) not otherwise interested in the transaction must conclude that all other transactions between us and our sponsor, the Manager, the Sub-Manager, any of the directors or any of their respective affiliates are fair and reasonable to us and on terms and conditions not less favorable to us than those available from unaffiliated third parties. The terms pursuant to which any goods or services, other than those services provided pursuant to the Management Agreement and the Sub-Management Agreement, which are provided to us by the Manager or Sub-Manager, will be embodied in a written contract, the material terms of which will be fully disclosed to our shareholders in a prospectus supplement or another filing.

•	Appraisal and Compensation of Roll-Up Transactions. Our LLC Agreement provides that, in connection with any proposed transaction involving a merger, conversion or consolidation, either directly or indirectly, involving us and the issuance of securities of a surviving entity after the successful completion of such transaction, or “roll-up,” an appraisal of all our assets will be obtained from a competent independent expert which will be filed as an exhibit to the registration statement registering the roll-up. Such appraisal will be based on all relevant information and shall indicate the value of our assets as of a date immediately prior to the announcement of the proposed roll-up. The engagement of such independent expert shall be for the exclusive benefit of us and our shareholders. A summary of such appraisal, indicating all material assumptions underlying the appraisal, will be included in a report to our shareholders in connection with a proposed roll-up. All of our shareholders will be afforded the opportunity to vote to approve such proposed roll-up, and shareholders who vote “no” on the proposal shall be permitted the choice of:

(i)	accepting the securities of a roll-up entity offered in the proposed roll-up transaction; or

(ii)	one of the following:

(A)	remaining as shareholders of us and preserving their interests therein on the same terms and conditions as existed previously, or

(B)	receiving cash in an amount equal to the shareholder’s pro rata share of the appraised value of our net assets.

We are prohibited from participating in any proposed roll-up transaction:

(iii)	that would result in the shareholders having voting rights in a roll-up entity that are less than the rights provided for in the LLC Agreement;

(iv)	which includes provisions that would operate to materially impede or frustrate the accumulation of shares by any purchaser of the securities of the roll-up entity (except to the minimum extent necessary to preserve the tax status of the roll-up entity), or which would limit the ability of an investor to exercise the voting rights of its securities of the roll-up entity on the basis of the number of shares held by that investor;

(v)	in which investors’ rights to access of records of the roll-up entity will be less than those provided for in our LLC Agreement and described in the section of this prospectus entitled “Summary of Our LLC Agreement—Access to Our Books and Records”; or

(vi)	in which any of the costs of the roll-up transaction would be borne by us if the roll-up transaction is not approved by the shareholders.

SUMMARY OF OUR LLC AGREEMENT

The following is a summary of the material provisions of our LLC Agreement. Our LLC Agreement sets forth the terms and conditions upon which we will conduct our business and affairs and it sets forth the rights and obligations of our shareholders. This summary is not complete and is subject to and qualified by the detailed provisions of our LLC Agreement, a copy of which is filed as an exhibit to the registration statement of which this prospectus is a part. Potential investors should study our LLC Agreement carefully before making any investment in our shares.

Establishment and Nature

We are organized as a limited liability company under the Delaware Limited Liability Company Act. We are managed by the Manager under the Management Agreement, pursuant to which the Manager is responsible for the overall management of our activities, subject to oversight by our board of directors. The Manager has engaged the Sub-Manager under the Sub-Management Agreement, pursuant to which the Sub-Manager is responsible for the day-to-day management of our assets.

Name and Address

We will conduct business under the name “CNL Strategic Capital, LLC” with our principal office and place of business at 450 South Orange Avenue, Orlando, FL 32801-3336 (unless we change the office with written notice to you).

Capital Contributions

Our Contribution. The Manager will make a capital contribution of $          in cash and/or assets, in exchange for           Class A shares. The Sub-Manager will make a capital contribution of $          in cash and/or assets, in exchange for           Class A shares.

Shareholders’ Contributions. Each shareholder will make a capital contribution, in cash, in an amount equal to $          , $          and $          for each Class A, Class T and Class I share, respectively, share purchased. Shareholders who purchase shares through our distribution reinvestment plan will make a capital contribution, deemed to be in an amount equal to $     for each share, or fraction thereof, purchased.

No Further Contribution

After you pay for your shares, you will not have any further obligations to us or be required to contribute any additional capital to, or loan any funds to, us. However, under certain circumstances, you may be required to return distributions made to you in violation of Delaware law as described under the caption “—Liability and Indemnification—Limited Liability of Our Shareholders.”

Classes of Shares

Class A Shares

Class A shares are available for purchase by the general public through different distribution channels. Each Class A share issued in the primary offering will be subject to a selling commission of up to 7.00% per share and a dealer manager fee of up to 3.00% per share. There are no annual distribution and shareholder servicing fees charged with respect to Class A shares. We will not pay selling commissions or dealer manager fees on Class A shares sold pursuant to our distribution reinvestment plan. We will also waive some or all of the selling commissions and dealer manager fees on Class A shares sold to certain categories of investors, including the Manager or Sub-Manager or any of their or our directors officers employees or affiliates. Certain purchasers of Class A Shares may be eligible for volume discounts. See “Plan of Distribution” for additional information.

Class T Shares

Class T shares are available for purchase by the general public through different distribution channels. Each Class T share issued in the primary offering will be subject to a selling commission of up to 2.00% per share and a dealer manager fee of up to 3.00% per share. Beginning four full calendar quarters after we satisfy the minimum offering requirement, we will pay the Managing Dealer an annual distribution and shareholder servicing fee, subject to certain limits, with respect to the Class T shares (including Class T shares sold through the distribution reinvestment plan and those received as share distributions) in an annual amount equal to 1.00% of our current net asset value per share, as disclosed in our periodic or current reports, payable on a quarterly basis. The annual distribution and shareholder servicing fee will accrue daily and be paid quarterly in arrears. We will cease paying the annual distribution and shareholder servicing fee with respect to Class T shares held in any particular account, and those Class T shares will convert into a number of Class A shares, as described under the caption “Plan of Distribution.” We will not pay selling commissions or dealer manager fees on Class T shares sold pursuant to our distribution reinvestment plan. See “Plan of Distribution” for additional information.

Class I Shares

Class I shares are only available to investors purchasing through certain registered investment advisors and fee based broker-dealer or advisory platforms, including certain wrap accounts or fund supermarket custodians. We will not pay selling commissions or a dealer manager fee with respect to Class I shares. Beginning four full calendar quarters after we satisfy the minimum offering requirement, we will pay the Managing Dealer an annual distribution and shareholder servicing fee, subject to certain limits, with respect to the Class I shares (including Class I shares sold through the distribution reinvestment plan and those received as share distributions) in an annual amount equal to 0.50% of our current net asset value per share, as disclosed in our periodic or current reports, payable on a quarterly basis. The annual distribution and shareholder servicing fee will accrue daily and be paid quarterly in arrears. We will cease paying the annual distribution and shareholder servicing fee with respect to Class I shares held in any particular account, and those Class I shares will convert into a number of Class A shares, as described under the caption “Plan of Distribution.” We will not pay selling commissions or dealer manager fees on Class I shares sold pursuant to our distribution reinvestment plan. See “Plan of Distribution” for additional information.

Distributions

Subject to our board of director’s discretion and applicable legal restrictions, our board of directors intends to declare cash distributions on a weekly basis after the minimum offering requirement is met and we intend to pay such distributions on a monthly basis beginning no later than the first full calendar month after the minimum offering requirement is met. We will then calculate each shareholder’s specific distribution amount for the week using record and declaration dates, and your distributions will begin to accrue on the date we accept your subscription for shares. Distributions will be paid out of funds legally available for distributions to our shareholders. Our distributions may exceed our earnings and adjusted cash flow from operating activities and may be paid from borrowings, offering proceeds and other sources, without limitation, especially during the period before we have substantially invested the proceeds from this offering. If we pay distributions from sources other than cash flow from operating activities, we will have less funds available for investments and your overall return will be reduced.

Subject to payments made to holders of preferred shares, if any, distributions will be made on all classes of our shares at the same time. Amounts distributed to each class will be allocated among our shareholders in such class in proportion to their shares. The per share amount of distributions on Class A, Class T and Class I shares will differ because of different allocations of certain class-specific expenses. Specifically, distributions on Class T shares and Class I shares will be lower than distributions on Class A shares because we are required to pay ongoing annual distribution and shareholder servicing fees with respect to the Class T shares and Class I shares sold in this offering. There is no assurance that we will pay distributions in any particular amount, if at all.

Management

Our Powers

Except as otherwise specifically provided in our LLC Agreement, our board of directors will have complete and exclusive discretion in the management and control of our business and affairs and will be authorized to employ all powers necessary or advisable to carry out our purposes and acquisition policies, conduct our business and affairs, and exercise our powers. Our board of directors has delegated to the Manager under the Management Agreement the overall management of our activities, subject to the board’s supervision. The Manager has engaged the Sub-Manager under the Sub-Management Agreement pursuant to which the Sub-Manager is responsible for the day-to-day management of our assets.

Our board of directors will have the sole and absolute discretion to accept or refuse to accept the admission of any subscriber as a shareholder. Except to the extent limited by Delaware law or our LLC Agreement, our board of directors may delegate any or all of its duties under our LLC Agreement to any person, including any of its affiliates. Our LLC Agreement designates the Manager as our tax matters partner and authorizes and directs the Manager to represent us and our shareholders in connection with all examinations of our affairs by tax authorities and any resulting administrative or judicial proceedings and to expend our funds in doing so.

Shareholders’ Powers

No shareholder can participate in or have any control over our business and affairs or have any right or authority to act for, or to bind or otherwise obligate, us.

Authorized Shares

Each of our shares represents a limited liability company interest in CNL Strategic Capital, LLC. Our LLC Agreement provides that we may issue up to 1,000,000,000 shares of limited liability company interests, or the shares, and up to 50,000,000 preferred shares of limited liability company interest, or preferred shares. Of the total shares authorized        are classified as Class A shares,        are classified as Class T shares and        are classified as Class I shares. As of the date of this prospectus, there were no shares outstanding and no preferred shares.

Issuance of Additional Securities

Our LLC Agreement authorizes our board of directors, without the approval of any of our shareholders, to increase the number of shares we are authorized to issue and to classify and reclassify any authorized but unissued class or series of shares into any other class of series of shares having such designations, preferences, rights, powers and duties as may be specified by our board of directors. Our LLC Agreement also authorizes our board, without the approval of any shareholder, to issue additional shares of any class or series for the consideration and on the terms and conditions established by our board of directors.

In accordance with the provisions of our LLC Agreement, we may also issue additional limited liability company interests that have designations, preferences, rights, powers and duties that are different from, and may be senior to, those applicable to our shares.

Liability and Indemnification

Limited Liability and Indemnification

Our LLC Agreement provides that a director of the company will not be liable to us, any of our subsidiaries, or any holder of shares, for monetary damages for any acts or omissions arising from the performance of any of such director’s obligations or duties in connection with the company, including breach of fiduciary duty, except as follows: (i) for any breach of the director’s duty of loyalty to us or the holders of the shares; (ii) for acts or omissions not in good faith (including a bad faith violation of the implied contractual covenant of good faith and fair dealing) or which involve intentional misconduct or a knowing violation of law; or (iii) for any transaction from which the director derived an improper personal benefit.

Section 18-108 of the Delaware Limited Liability Company Act allows a limited liability company to indemnify and hold harmless any member or manager or other person from and against any and all claims and demands whatsoever. Our LLC Agreement provides that, to the fullest extent permitted by law, subject to certain restrictions described below, we will indemnify our sponsor, directors and officers, the Manager, the Sub-Manager or any of their respective affiliates who were or are a party or are threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of us) by reason of the fact that the person is or was a sponsor, director, officer, employee, tax matters member or agent of the company, or is or was serving at the request of the company as a director, officer, employee or agent of another company, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding, if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the company, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person’s conduct was unlawful. Subject to the conditions set forth in our LLC Agreement, we may pay or reimburse such indemnified person’s expenses (including attorneys’ fees) in advance of final disposition of a proceeding.

Further, notwithstanding the above, our LLC Agreement provides that we shall not hold harmless our sponsor, any director or officer, the Manager, the Sub-Manager or any of their affiliates, for any loss or liability suffered by us unless all of the following conditions are met:

•	the party seeking exculpation or indemnification has determined in good faith that the course of action leading to the loss or liability was in our best interests;

•	the party seeking exculpation or indemnification was acting on our behalf or providing services to us;

•	the loss or liability was not the result of negligence or willful misconduct; and

•	the indemnification is recoverable only out of net assets and not from our shareholders.

Further, notwithstanding the above, our LLC Agreement prohibits the indemnification for liabilities or expenses arising from or out of an alleged violation of state or federal securities laws by the parties named in the preceding paragraph, unless one or more of the following conditions is met:

•	there has been a successful adjudication on the merits of each count involving alleged securities law violations;

•	such claims have been dismissed with prejudice on the merits by a court of competent jurisdiction; or

•	a court of competent jurisdiction approves a settlement of the claims against the indemnitees and finds that indemnification of the settlement and related costs should be made, and the court considering the request for indemnification has been advised of the position of the SEC and of the published position of any state securities regulatory authorities in states in which the securities were offered as to indemnification for violations of securities law.

Our LLC Agreement also provides that advancement of funds to the Manager, the Sub-Manager or any of their respective affiliates for reasonable legal expenses and other costs incurred in advance of the final disposition of a legal action for which indemnification is being sought is permissible only if all of the following conditions are met:

•	the legal action relates to acts or omissions with respect to the performance of duties or services on our behalf; and

•	the Manager, the Sub-Manager or their respective affiliates seeking advancement undertake to repay us the advanced funds, together with the applicable legal rate of interest thereon, if it is ultimately determined that the Manager, the Sub-Manager or their respective affiliates are not entitled to indemnification.

Limited Liability of Our Shareholders

You will have no personal liability for any of our obligations or liabilities. You will only be liable, in your capacity as a shareholder, to the extent of your capital contribution and your pro rata share of any of our undistributed profits and other assets.

Delaware law provides that, for a period of three years from the date on which any distribution is made to you, you may be liable to us for the distribution if both of the following are true:

•          after giving effect to the distribution, all of our liabilities exceed the fair value of our assets; and

•          you knew at the time you received the distribution that it was made in violation of Delaware law.

Allocations and Adjustments for Tax Purposes

For U.S. federal income tax purposes, a U.S. shareholder’s share of our income, gain, loss, deduction and other items will be determined by our LLC Agreement, unless an allocation under this agreement does not have “substantial economic effect,” in which case the allocations will be determined in accordance with the “partners’ interests in the partnership.” Under our LLC Agreement, items of income, gain, loss, deduction and credit will be allocated among the shareholders in a manner such that if we were dissolved and a liquidating distribution were made in accordance with the capital account balances of the shareholders, the liquidating distribution would, as nearly as possible, be consistent with the distribution provisions contained in our LLC Agreement. Subject to the discussion in “Certain U.S. Federal Income Tax Consequences—Monthly Allocation and Revaluation Conventions and —Section 754 Election,” the allocations pursuant to our LLC Agreement should be considered to have substantial economic effect.

If the allocations provided by our LLC Agreement were successfully challenged by the IRS, the amount of income or loss allocated to a U.S. holder for U.S. federal income tax purposes under the agreement could be increased or decreased, the timing of income or loss could be accelerated or deferred, or the character of the income or loss could be altered.

Transfer of Our Shares

Restrictions on the Transfer of Shares and Withdrawal

You may withdraw as a shareholder from CNL Strategic Capital, LLC by selling, transferring or assigning your shares or having all of your shares repurchased in accordance with our share repurchase program (as described below), our LLC Agreement and any applicable securities laws. You may transfer your shares only upon the satisfaction of the conditions and subject to the restrictions discussed below. In addition, the transfer of your shares may subject you to the securities laws of the State or other jurisdiction in which the transfer is deemed to take place. The recipient must also own a sufficient number of shares to meet the minimum investment standard. Anyone to whom you transfer your shares may become a substitute shareholder only upon our approval, which approval shall not be unreasonably withheld; otherwise, they will be an assignee. While assignees will hold all economic rights that come with ownership of our shares, they will not have the other rights that our shareholders have, including voting rights and the right to a copy of the list of our shareholders. We will amend our records at least once each calendar quarter to effect the substitution of substituted shareholders. We will not charge for transfers of shares except for reasonable and necessary costs actually incurred by us. We will also require that there be no adverse effect to us resulting from the transfer of our shares, and that the assignee has signed a transfer agreement and other forms, including a power of attorney, as described in our LLC Agreement. For purposes of transferring or assigning all or a portion of your interests, an assignor’s management shall have fiduciary responsibility for the safekeeping and use of all funds and assets of the assignee(s), whether or not in such assignor’s management’s possession or control, and that the management of the assignor shall not employ, or permit another to employ, such funds or assets in any manner except for the exclusive benefit of the assignee(s).

Unless the board of directors consent, which consent shall not be unreasonably withheld, no shares may be transferred or assigned:

•	to a minor or incompetent unless a guardian, custodian or conservator has been appointed to handle the affairs of the person;

•	to any person if, in the opinion of counsel, such assignment would result in our termination for U.S. federal income tax purposes; provided, however, that the we may permit such assignment to become effective if and when, in the opinion of counsel, such assignment would no longer result in the our termination for U.S. federal income tax purposes;

•	to any person if we determine that such transfer or assignment would result in our being classified as a “publicly traded partnership” within the meaning of Section 7704(b) of the Code;

•	to any person if the assignment would affect our existence or qualification as a limited liability company under Delaware law or the applicable laws of any other jurisdiction in which we are conducting business;

•	to any person not permitted to be an assignee under applicable law, including, without limitation, applicable federal and State securities laws;

•	to any person if the assignment would result in the transfer of less than the minimum required share purchase, unless the assignment is of all of the shares owned by the shareholder;

•	if the assignment would result in your retaining a portion of your investment that is less than the minimum required share purchase;

•	if, in our reasonable belief, the assignment might violate applicable law; or

•	if the assignment would cause our shares to be owned by non-United States citizens.

Any attempt to transfer or assign our shares in violation of the provisions of our LLC Agreement or applicable law will be null and void from the outset and will not bind us. Assignments of our shares will be recognized by us as of the first day of the month following the date upon which all conditions to the assignment have been satisfied.

California law requires that all certificates for shares that we issue to residents of California, if any, or that are subsequently transferred to residents of California, bear the following legend:

“It is unlawful to consummate a sale or transfer of a membership interest, or any interest therein, or to receive any consideration therefor, without the prior written consent of the Commissioner of Corporations of the State of California, except as permitted in the Commissioner’s rules.”

Limited Repurchase of Our Shares

We have a share repurchase program. Beginning no later than four full calendar quarters from the date that we satisfy the minimum offering requirement, and at the discretion of our board of directors, we intend to commence a quarterly share repurchase program. We are not obligated to repurchase shares under the repurchase program. If we determine to repurchase shares, at no time during a 12 month period may the aggregate number of shares of any class we repurchase exceed 10% of the weighted average aggregate number of Class A, Class T or Class I shares, respectively, of our outstanding shares over such 12 month period.

Duration

We were formed when we filed a certificate of formation with the Delaware Secretary of State on August 9, 2016, and have a perpetual existence.

Dissolution and Winding-Up

We will dissolve when any of the following events occurs:

•	the adoption of a resolution by a majority vote of our board of directors approving our dissolution and the approval of such action by the affirmative vote of our shareholders owning a majority of our shares;

•	the sale of all or substantially all of our assets;

•	our operations are no longer legal activities under Delaware or any other applicable law; or

•	any other event that causes our dissolution or winding-up under Delaware law.

Our Liquidation

If and when a liquidity event occurs, our assets will be liquidated and the proceeds thereof will be distributed subject to any payments to be made to holders of preferred shares, if any, to the holders of our shares after we pay our liquidation expenses and pay the debts in proportion to the number of shares held by such holder. If we liquidate (voluntarily or otherwise), dissolve or wind up our affairs, then, immediately before such liquidation, dissolution or winding up, our Class T shares and Class I shares will automatically convert to Class A shares at the applicable Conversion Rate and our net assets, or the proceeds therefrom, will be distributed to the holders of Class A shares, which will include all converted Class T shares and Class I shares, in accordance with their proportionate interests. Our existence will then be terminated. You are not guaranteed the return of, or a return on, your investment.

Access to Our Books and Records

Our board of directors will maintain our books and records at our principal office. Such books and records include, among other things, the investor suitability records for a period of six years for any shareholder whose shares were sold by our board of directors.

Our shareholders will have the right to have a copy of the list of shareholders mailed to them for a nominal fee. In addition, shareholders or their respective representatives will have the right, upon written request, subject to reasonable notice and at their own expense, to inspect and copy other books and records that are maintained for us by our board of directors. Our shareholders may also request a copy of the list of shareholders in connection with matters relating to shareholder’s voting rights and the exercise of shareholder rights under federal proxy laws.

If our board of directors refuses or neglects to exhibit, produce or mail a copy of the shareholder list as requested, we will be liable to any shareholder requesting the shareholder list for the costs, including reasonable attorneys’ fees, incurred by that shareholder for compelling the production of the shareholder list and for actual damages suffered by such shareholder by reason of such refusal or neglect. It will be a defense that the actual purpose and reason for the request for inspection or for a copy of the shareholder list is to secure such list for the purpose of selling such list or of using the shareholder list for a commercial purpose unrelated to our business. We may require that the shareholder requesting the shareholder list certify that it is not requesting the shareholder list for a commercial purpose other than for the shareholder’s interest relative to his or her shares. These remedies are in addition to, and will not in any way limit, other remedies available to shareholders under federal law or the laws of any State.

Meetings and Voting Rights of Our Shareholders

Meetings

Pursuant to our LLC Agreement, a meeting of our shareholders for the election of directors will be held annually on a date and at the time and place set by our board of directors beginning in 2017. Our board of directors or the chairman of our board of directors, our chief executive officer or our president may call a special meeting of our shareholders at any time on its own initiative to act upon any matter on which our shareholders may vote. Subject to the provisions of our LLC Agreement, a special meeting of our shareholders to act on any matter that may properly be brought before a meeting of our shareholders will also be called by our secretary upon the written request of 10% of all the votes entitled to be cast at the meeting on such matter and containing the information required by our LLC Agreement. Our secretary will inform the requesting shareholder of the reasonably estimated cost of preparing and delivering the notice of meeting (including our proxy materials), and the requesting shareholder must pay such estimated cost before our secretary is required to prepare and deliver the notice of the special meeting. In addition, in lieu of a meeting, any matter that could be voted upon at a meeting of our shareholders may be submitted for action by written consent of our shareholders.

Voting Rights of Our Shareholders

The Class A, Class T and Class I shares will vote together as a single class, and, subject to the restrictions on transfer and ownership of shares set forth in our LLC Agreement and except as may otherwise be specified in our LLC Agreement, each share is entitled to one vote on each matter submitted to a vote at a meeting of our shareholders. Our LLC Agreement provides that the holders of shares are entitled, at the annual meeting of holders of shares of the company, to vote for the election of all of our directors. Because our LLC Agreement does not provide for cumulative voting rights, the holders of a plurality of the voting power of the then outstanding shares represented at a meeting of the holders of the shares will effectively be able to elect all the directors of the company standing for election.

Our board of directors, without the consent of our shareholders owning a majority of our shares, may not take action on the following matters:

•	an amendment of our LLC Agreement (except as set forth in “—Amending Our LLC Agreement”);

•	our dissolution;

•	the merger or consolidation of the company with or into any limited liability company, corporation, statutory trust, business trust or association, real estate investment trust, common-law trust or any other unincorporated business, including a partnership;

•	the sale, lease or exchange of all or substantially all of our property or assets, other than in the ordinary course of business;

•	any action that would cause us to make an election to be treated as other than a partnership for federal income tax purposes; or

•	any action that would cause us to be treated as being engaged in the active conduct of a lending, banking or financial business.

Our shareholders who dissent from any matter approved by our shareholders owning a majority of our shares are nevertheless bound by such vote and do not have a right to appraisal or automatic repurchase of their shares. The Manager is entitled to vote on all matters other than the cancellation of any advisory or service contract or agreement with the company.

In addition, our shareholders have the right to take any of the following actions upon the affirmative vote or consent of the majority of the outstanding shares, without the concurrence of the board of directors: (a) amend our LLC Agreement; (b) dissolve the company; (c) remove a director and elect a new director, subject to the detailed provisions in our LLC Agreement; or (d) approve or disapprove the sale of all or substantially all of our assets other than in the ordinary course of our business.

Anti-Takeover Provisions

Certain provisions of our LLC Agreement, which will become effective upon commencement of this offering, may make it more difficult for third parties to acquire control of the company by various means. These provisions could deprive the holders of our shares of opportunities to realize a premium on the shares owned by them. These provisions are intended to:

•	enhance the likelihood of continuity and stability in the composition of our board of directors and in the policies formulated by the board of directors;

•	discourage certain types of transactions which may involve an actual or threatened change in control of us;

•	discourage certain tactics that may be used in proxy fights;

•	encourage persons seeking to acquire control of us to consult first with our board of directors to negotiate the terms of any proposed business combination or offer; and

•	reduce our vulnerability to an unsolicited proposal for a takeover that does not contemplate the acquisition of all of the outstanding shares or that is otherwise unfair to holders of our shares.

Anti-Takeover Provisions in the LLC Agreement

A number of provisions of our LLC Agreement could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from acquiring, control of the company. Our LLC Agreement prohibits the merger or consolidation of the company with or into any limited liability company, corporation, statutory trust, business trust or association, real estate investment trust, common-law trust or any other unincorporated business, including a partnership, or the sale, lease or exchange of all or substantially all of our property or assets unless, in each case, our board of directors adopts a resolution by a majority vote approving such action and unless such action is approved by the affirmative vote of the holders of a majority of the outstanding shares entitled to vote thereon.

In addition, our LLC Agreement contains provisions based on Section 203 of the Delaware General Corporation Law, which prohibit us from engaging in a business combination (as defined below) with an interested holder of shares, or an interested shareholder (as defined below), unless such business combination is approved by the affirmative vote of the holders of a majority of the outstanding shares, excluding shares held by the interested shareholder or any affiliate or associate of the interested shareholder.

An interested shareholder is defined in our LLC Agreement as:

•	a person who, directly or indirectly, controls 15% or more of our outstanding voting shares at any time within the prior three-year period; or

•	a person who is an assignee of shares owned by an interested shareholder in a transaction not involving a public offering at any time within the prior three-year period.

A business combination is defined in our LLC Agreement and includes (1) a merger or consolidation of us or any of our subsidiaries with or caused by an interested shareholder or any affiliate of an interested shareholder, (2) a sale or other disposition of property or assets, or issuance or transfer of any our securities or any of our subsidiaries’ securities, with or caused by an interested shareholder or any affiliate of an interested shareholder having a net asset value equal to 10% or more of the net asset value of our outstanding shares, (3) any spin-off or split-up of any kind of us or any of our subsidiaries, proposed by or on behalf of an interested shareholder or any of affiliate of the interested shareholder, and (4) certain transactions that would increase the interested shareholder’s proportionate share ownership in the company.

This provision does not apply where the business combination or the transaction that resulted in the holder of shares becoming an interested shareholder is approved by our board of directors prior to the time the interested shareholder acquired its, his or her 15% interest.

Our LLC Agreement generally authorizes only our board of directors to fill vacancies on the board of directors. This provision could prevent a holder of shares from effectively obtaining an indirect majority representation on our board of directors by permitting the existing board of directors to increase the number of directors and to fill the vacancies with its own nominees. Our LLC Agreement also provides that directors may be removed, with or without cause, only by the affirmative vote of holders of a majority of the outstanding shares entitled to be cast in the election of directors.

Our LLC Agreement also provides that holders of shares seeking to bring business before an annual meeting of holders of shares or to nominate candidates for election as directors at an annual meeting of holders of shares, must provide notice thereof in writing to us not less than 120 days and not more than 150 days prior to the anniversary date of the mailing of the notice of the preceding year’s annual meeting of holders of shares or as otherwise required by requirements of the Exchange Act. In addition, the holder of shares furnishing such notice must be a holder of shares of record on both (1) the date of delivering such notice and (2) the date of the meeting, who is entitled to vote at such meeting. Our LLC Agreement specifies certain requirements as to the form and content of a holder’s notice, as the case may be. These provisions may preclude holders of shares from bringing matters at an annual meeting or from making nominations for directors at an annual or special meeting.

Authorized but unissued shares are available for future issuance, without approval of the holders of our shares. Moreover, our LLC Agreement authorizes our board of directors, without the approval of any of our shareholders, to increase the number of shares we are authorized to issue and to classify and reclassify any authorized but unissued class or series of shares into any other class of series of shares having such designations, preferences, rights, powers and duties as may be specified by our board of directors. These additional shares may be utilized for a variety of purposes, including our distribution reinvestment plan, as well as follow-on public offerings. The existence of authorized but unissued shares could render more difficult or discourage an attempt to obtain control of the company by means of a proxy contest, tender offer, merger or otherwise, or could allow us to create a shareholder rights plan.

In addition, our board of directors has broad authority to amend our LLC Agreement, as discussed below. Our board of directors could, in the future, choose to amend our LLC Agreement to include other provisions which have the intention or effect of discouraging takeover attempts.

Amending Our LLC Agreement

Our LLC Agreement may be amended by our shareholders upon the affirmative vote or consent of the majority of the outstanding shares. In addition, other than amendments that do not require shareholder approval as discussed below, our LLC Agreement may be amended by a majority of our board of directors and the affirmative vote of holders of at least a majority of our outstanding shares, including such amendments relating to:

•	the voting rights of the holders of the shares;

•	the merger or consolidation of the company, the sale, lease or exchange of all or substantially all of the company’s property or assets and certain other business combinations or transactions;

•	the right of holders of shares to vote on the dissolution, winding up and liquidation of the company; and

•	the provision of our LLC Agreement governing amendments thereof.

Amendment by Our Board of Directors Without the Consent of Our Shareholders. A majority of our board of directors may, without the consent of our shareholders, amend our LLC Agreement to effect any change for the benefit or protection of our shareholders, including:

•	adding to our board of directors’ duties or obligations, or surrendering any of our board of directors’ rights or powers;

•	amending our LLC Agreement in connection with any determination by our board of directors to create any class or series of shares, to increase the number of our authorized shares or to issue additional shares of our authorized but unissued shares;

•	curing any ambiguity in our LLC Agreement, or correcting or supplementing any provision of our LLC Agreement that may be internally inconsistent;

•	preserving our status as a “partnership” for U.S. federal income tax purposes;

•	deleting or adding any provision that the SEC or any other regulatory body or official requires to be deleted or added;

•	permitting our shares to fall into an exemption from the definition of “plan assets” under Department of Labor regulations;

•	under certain circumstances, amending the allocation provisions, in accordance with the advice of tax counsel, accountants or the IRS, to the minimum extent necessary;

•	to improve, upon advice of counsel, our position in avoiding being treated as a publicly traded partnership taxable as a corporation under the Code; and

•	changing our name or the location of our principal office.

CERTAIN U.S. FEDERAL INCOME TAX CONSEQUENCES

The following is a summary of certain U.S. federal income tax consequences material to the purchase, ownership and disposition of the shares. Unless otherwise specifically indicated herein, this summary addresses the tax consequences only to a beneficial owner of shares that is (i) an individual citizen or resident of the United States, (ii) a corporation organized in or under the laws of the United States or any state thereof or the District of Columbia, (iii) a trust if a court within the United States is asked to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantive decisions of the trust (or a trust that has made a valid election to be treated as a U.S. trust) or (iv) an estate, the income of which is subject to U.S. federal income taxation regardless of its source (a “U.S. shareholder”). This summary does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a decision to purchase shares by any particular shareholder. This summary also does not address the tax consequences to (1) shareholders that may be subject to special treatment under U.S. federal income tax law, such as banks, insurance companies, thrift institutions, regulated investment companies, real estate investment trusts, traders in securities that elect to mark to market and dealers in securities or currencies, (2) except to the extent discussed below, tax-exempt organizations (including individual retirement accounts and pension plans) and non-U.S. shareholders, (3) shareholders that will hold shares as part of a position in a “straddle” or as part of a “hedging,” “conversion” or other integrated investment transaction for U.S. federal income tax purposes, (4) shareholders whose functional currency is not the U.S. dollar, (5) shareholders holding their interest through a partnership or similar pass-through entity or (6) shareholders that do not hold shares as capital assets.

This summary is based on the Code, Treasury regulations, current administrative interpretations and practices of the IRS (including administrative interpretations and practices expressed in private letter rulings which are binding on the IRS only with respect to the particular taxpayers who requested and received those rulings) and judicial decisions in effect as of the date of this prospectus, all of which are subject to change at any time (possibly with retroactive effect) or different interpretations. As the law is technical and complex, the discussion below necessarily represents only a general summary. Moreover, except to the limited extent discussed below, the effect of any applicable state, local or foreign tax laws is not discussed.

There can be no assurance that the IRS will not challenge one or more of the tax consequences described herein. We have not obtained, nor do we intend to obtain, a ruling from the IRS with respect to the U.S. federal income tax consequences of acquiring, owning or disposing of the shares. Prospective shareholders should consult their tax advisors in determining the tax consequences of an investment in the shares, including the application of state, local or other tax laws and the possible effects of changes in U.S. federal or other tax laws.

Classification as a Partnership

Clifford Chance US LLP has acted as counsel to us in connection with this offering. We expect to receive an opinion of Clifford Chance US LLP to the effect that, although the matter is not free from doubt due to the lack of clear guidance and direct authority, our proposed method of operation, as described in this prospectus and as represented by us to Clifford Chance US LLP, will permit us to be classified for U.S. federal income tax purposes as partnership and not as an association or a publicly traded partnership taxable as a corporation. Shareholders should be aware that opinions of counsel are not binding on the IRS, and no assurance can be given that the IRS will not challenge the conclusions set forth in such opinion. It must be emphasized that the opinion of Clifford Chance US LLP is based on various assumptions relating to our organization, operation, assets and activities, and that all factual representations and statements set forth in all relevant documents, records and instruments are true and correct, all actions described in this prospectus are completed in a timely fashion and that we will at all times operate in accordance with the method of operation described in our LLC Agreement and this prospectus, and is conditioned upon factual representations and covenants made by us, and our board of directors regarding our organization, operation, assets, activities, and conduct of our operations, and assumes that such representations and covenants are accurate and complete. Such representations include, as discussed further below, representations to the effect that, until our shares are listed on an exchange (if ever), we will not take any affirmative action to intentionally establish a market for the shares; we will use our best efforts to ensure that the shares will not be deemed to be traded on an established securities market or a secondary market; we will strictly adhere to our LLC Agreement, which contains transfer restrictions intended to avoid publicly traded partnership status; and, in any event, we will meet the “qualifying income exception” described below.

Under Section 7704 of the Code, unless certain exceptions apply, a publicly traded partnership is generally treated and taxed as a corporation, and not as a partnership, for U.S. federal income tax purposes. A partnership is a publicly traded partnership if (i) interests in the partnership are traded on an established securities market or (ii) interests in the partnership are readily tradable on a secondary market or the substantial equivalent thereof. The Section 7704 Regulations provide guidance with respect to such classification standards, and create certain safe harbor standards which, if satisfied, generally preclude classification as a publicly traded partnership. Failure to satisfy a safe harbor provision under the Section 7704 Regulations will not cause an entity to be treated as a publicly traded partnership if, taking into account all facts and circumstances, the partners are not readily able to buy, sell or exchange their interests in a manner that is comparable, economically, to trading on an established securities market.

While it is expected that we will operate so that we will qualify to be treated for U.S. federal income tax purposes as a partnership, and not as an association or a publicly traded partnership taxable as a corporation, given the highly complex nature of the rules governing partnerships, the ongoing importance of factual determinations, the lack of direct guidance with respect to the application of tax laws to the activities we are undertaking and the possibility of future changes in its circumstances, it is possible that we will not qualify to be taxed as a partnership for any particular year. Clifford Chance US LLP has no obligation to advise us or our shareholders of any subsequent change in the matters stated, represented or assumed, or of any subsequent change in the applicable law. Our shares will not be listed on an exchange or quoted through a quotation system for the foreseeable future, if ever. Our LLC Agreement provides for certain restrictions on transferability intended to ensure that we qualify as a “partnership” for U.S. federal income tax purposes and that we are not taxable as a “publicly traded partnership.” In particular, no transfer of an interest may be made if it would result in our being treated as a publicly traded partnership taxable as a corporation under the Code. In addition, we may, without the consent of any shareholder, amend our LLC Agreement in order to improve, upon advice of counsel, our position in avoiding such publicly traded partnership status (and we may impose time-delay and other restrictions on recognizing transfers as necessary to do so).

If we were treated as a publicly traded partnership for U.S. federal income tax purposes, we would nonetheless remain taxable as a partnership if 90% or more of our income for each taxable year in which we were a publicly traded partnership consisted of “qualifying income” and we were not required to register under the Investment Company Act (the “qualifying income exception”). Qualifying income generally includes interest (other than interest generated from a financial business), dividends, real property rents, gain from the sale of assets that produce qualifying income and certain other items. Although there is no direct authority regarding whether activities similar to those of conducted by us could be treated as a financial business for this purpose, the IRS has privately ruled that interest income on loans made to subsidiaries and not to customers in connection with a banking or other financing business is qualifying income for purposes of the publicly traded partnership rules. Although private letter rulings are binding on the IRS only with respect to the particular taxpayers who requested and received those rulings, such authority may nonetheless provide valuable indications of the IRS’s views on specific issues. Since our gross income will largely consist of dividend and interest income from our subsidiaries, we expect to satisfy the qualifying income exception. However, no assurance can be given that the actual results of our operations for any taxable year will satisfy the qualifying income exception.

If, for any reason we become taxable as a corporation for U.S. federal income tax purposes, our items of income and deduction would not pass through to our shareholders and our shareholders would be treated for U.S. federal income tax purposes as shareholders in a corporation. We would be required to pay income tax at corporate rates on our net income. Distributions by us to shareholders would constitute dividend income taxable to such shareholders, to the extent of our earnings and profits, and the payment of these distributions would not be deductible by us. These consequences would have a material adverse effect on us, our shareholders and the value of the shares.

If we are a publicly traded partnership and at the end of any taxable year we fail to meet the qualifying income exception, we may still qualify as a partnership if we are entitled to relief under the Code for an inadvertent termination of partnership status. This relief will be available if (i) the failure is cured within a reasonable time after discovery, (ii) the failure is determined by the IRS to be inadvertent, and (iii) we agree to make such adjustments or to pay such amounts as are determined by the IRS. It is not possible to state whether we would be entitled to this relief in any or all circumstances. It also is not clear under the Code whether this relief is available for our first taxable year as a publicly traded partnership. Even if this relief provision applies and we retain our partnership qualification, we or our shareholders (during the failure period) will be required to pay the amounts determined by the IRS.

The remainder of this discussion assumes we will qualify to be taxed as a partnership for U.S. federal income tax purposes.

Partnership Allocations and Adjustments

As indicated above, in general, our company is classified as a partnership for U.S. federal income tax purposes and, as a partnership, we are not a taxable entity. Rather, our items of income, gain, loss, deduction and credit (if any), and the character of such items (e.g., as interest or dividend income, as investment interest deductions or as capital gain or ordinary income), generally flow through to the U.S. shareholders, with each shareholder reporting its distributive share of such items on the shareholder’s U.S. federal income tax return for the taxable year which includes the end our taxable year.

For U.S. federal income tax purposes, a U.S. shareholder’s share of our income, gain, loss, deduction and other items will be determined by the LLC Agreement, unless an allocation under this agreement does not have “substantial economic effect,” in which case the allocations will be determined in accordance with the “partners’ interests in the partnership.” Under the LLC Agreement, items of income, gain, loss, deduction and credit will be allocated among our shareholders in a manner such that if we were dissolved and a liquidating distribution were made in accordance with the capital account balances of the shareholders, the liquidating distribution would, as nearly as possible, be consistent with the distribution provisions contained in the LLC Agreement. Subject to the discussion below under “—Monthly Allocation and Revaluation Conventions” and “—Section 754 Election,” the allocations pursuant to the LLC Agreement should be considered to have substantial economic effect.

If the allocations provided by the LLC Agreement were successfully challenged by the IRS, the amount of income or loss allocated to a U.S. shareholder for U.S. federal income tax purposes under the agreement could be increased or decreased, the timing of income or loss could be accelerated or deferred, or the character of the income or loss could be altered.

As described in more detail below, the U.S. tax rules that apply to partnerships are complex and their application is not always clear. We will apply certain assumptions and conventions intended to comply with the intent of the rules and to report income, gain, deduction, loss and credit to shareholders in a manner that reflects the shareholders’ economic gains and losses, but these assumptions and conventions may not comply with all aspects of the applicable Treasury regulations. It is possible therefore that the IRS will successfully assert that these assumptions or conventions do not satisfy the technical requirements of the Code or the Treasury regulations and will require that items of income, gain, deduction, loss and credit be adjusted or reallocated in a manner that could be adverse to a U.S. shareholder.

Tax Basis in the Shares

A U.S. shareholder’s adjusted tax basis in the shares generally will be equal to the amount such U.S. shareholder paid for the shares (1) increased by any income or gain of the company that is allocated to the U.S. shareholder, by the U.S. shareholder’s proportionate share of liabilities of the company, and by the amount of any capital contributions the U.S. shareholder makes to the company, and (2) decreased, but not below zero, by any loss or expense of the company that is allocated to the U.S. shareholder, by any reduction in the U.S. shareholder’s proportionate share of liabilities of the company, and by the amount of any cash and the tax basis of any property distributed to the U.S. shareholder. For a description of the allocation of income, gain, loss and expense to a U.S. shareholder, see “—Partnership Allocations and Adjustments.”

Distributions on the Shares

Distributions on our shares generally will not be taxable to a U.S. shareholder, except to the extent that the cash the U.S. shareholder receives exceeds such U.S. shareholder’s adjusted tax basis in the shares. Rather, such distribution reduces (but not below zero) the tax basis in the shares held by the U.S. shareholder. Cash distributions in excess of a U.S. shareholder’s adjusted tax basis in the shares generally will be treated as gain from the sale or exchange of the shares, taxable in accordance with the rules described under “—Sale, Exchange or Other Taxable Disposition of Shares.”

Upon a liquidating distribution of cash by us (a distribution to a U.S. shareholder that terminates such U.S. shareholder’s interest in us), a U.S. shareholder generally will recognize gain or loss from the sale or exchange of the shares, taxable in accordance with the rules described under “—Sale, Exchange or Other Taxable Disposition of Shares.”

Taxable Income in Excess of Cash Distributions

The payment of the annual distribution and shareholder servicing fees over time with respect to the Class T and Class I shares will be paid from cash distributions that would otherwise be distributable to the shareholders of Class T and Class I shares. Accordingly, the Class T and Class I shareholders will receive a lower cash distribution as a result of economically bearing the obligation of the company to pay such fees. See “—Partnership Allocations and Adjustments”. Although the payment of such fees will be specially allocated to the Class T and Class I shares that are bearing such fees, because such fees are not a deductible expense for tax purposes, the taxable income of the company allocable to Class T and Class I shareholders may exceed the amount of cash distributions made to Class T and Class I shareholders.

Participation in our Distribution Reinvestment Plan

Although the tax treatment of participation in corporate dividend reinvestment plans is well-established, the treatment of participation in our distribution reinvestment plan is less clear because we expect to be taxed as a partnership for U.S. federal income tax purposes, rather than as a corporation. If the general principles applicable to corporate dividend reinvestment plans were to apply to us, shareholders participating in our distribution reinvestment plan would be treated as having received the applicable distribution and immediately contributed such amount to us in exchange for additional shares. We intend to maintain our records consistent with such an approach in that we will show a distribution to shareholders participating in our distribution reinvestment plan and an associated purchase by them of shares from us. The interests of shareholders not participating in the distribution reinvestment plan will be diluted by the shareholders participating in the distribution reinvestment plan.

If the IRS were to treat participation in our distribution reinvestment plan in a similar fashion, a shareholder who participates in our distribution reinvestment plan will be treated as receiving all cash distributions reinvested in shares pursuant to our distribution reinvestment plan. Such distributions would be treated for tax purposes like other cash distributions. See “—Distributions on the Shares.” Generally speaking, the Treasury regulations provide that when a partner makes an additional cash contribution to a partnership, the holding period of that partner’s partnership interest becomes a “split” holding period, with the portion of the interest attributable to the additional contribution (determined by the ratio of the amount of the additional cash contribution to the fair market value of the partnership interest after the contribution) treated as having a holding period that begins the day following the date of the additional contribution and the balance of the partnership interest retaining the holding period that such partner had prior to the contribution. A special rule under the Treasury regulations also provides, however, that in determining the holding period of a partnership interest upon a sale of the interest, cash distributions received during the one-year period prior to the sale may be applied to reduce the cash contributions made during that period, on a last-in-first-out basis. Application of this special rule may, in many instances, prevent a shareholder from having a short-term holding period with respect to a portion of his interest in us at the time of a sale of all or part of such interest if the only shares acquired by the shareholder during the one year period preceding such sale were acquired through our distribution reinvestment plan. For the tax treatment of any gain on such a sale, see “—Sale, Exchange or Other Taxable Disposition of Shares.”

Alternatively, it is possible that shareholders who participate in our distribution reinvestment plan might not be considered by the IRS to have received cash distributions and that the additional shares that were registered in their names pursuant to the distribution reinvestment plan reflect the dilution of the interests in us of those shareholders who did not participate in our distribution reinvestment plan, such dilution being effected by the issuance of such additional shares to the shareholders who participate in our distribution reinvestment plan.

If a shareholder elects to participate in our distribution reinvestment plan, the deemed distribution and corresponding investment will not, in and of themselves, have any net effect on the aggregate basis of such shareholder’s shares. This is the case even though such shareholder’s basis would be reduced by the amount of the distribution, because such shareholder’s basis would be increased by an equal amount as a result of the corresponding reinvestment. Such shareholder’s share of our non-recourse liabilities—which are also included in such shareholder’s basis—could increase relative to those shareholders who do not participate in our distribution reinvestment plan, however, because such shareholder’s relative ownership of shares in us would be deemed to have increased.

For further information regarding the tax consequences of participation in our distribution reinvestment plan, U.S. shareholders should consult their tax advisor.

Sale, Exchange or Other Taxable Disposition of Shares

Upon the sale, exchange or other taxable disposition of shares, a U.S. shareholder generally will recognize capital gain or loss equal to the difference between the amount realized upon the sale, exchange or other disposition and such U.S. shareholder’s adjusted tax basis in the shares. A U.S. shareholder’s amount realized will be measured by the sum of the cash and the fair market value of other property received plus its share, if any, of the company’s liabilities. This could result in a tax liability in excess of any cash received as a result of a sale or exchange. Gain or loss recognized on the disposition of shares will be capital gain or loss and will be long-term capital gain or loss if held for more than one year. Deductions for capital losses are subject to limitations.

Limitations on Deductibility of Certain Losses and Expenses

The deductibility for U.S. federal income tax purposes of a U.S. shareholder’s share of our losses and expenses is subject to certain limitations, including, but not limited to, rules providing that: (1) a U.S. shareholder may not deduct an allocable share of our losses that are allocated in excess of such U.S. shareholder’s adjusted tax basis in our shares; (2) individuals and personal holding companies may not deduct the losses allocable to a particular “activity” in excess of the amount that they are considered to have “at risk” with respect to the activity; (3) individuals and certain closely-held corporations may not deduct losses from a “passive activity” against active income or portfolio income, such as the dividend and interest income from our subsidiaries; (4) the ability of individuals to take certain itemized deductions may be limited by the “alternative minimum tax”; and (5) a non-corporate U.S. shareholder may deduct its share of our expenses only to the extent that such share, together with such non-corporate U.S. shareholder’s other miscellaneous itemized deductions, exceeds 2% of such non-corporate U.S. shareholder’s adjusted gross income, subject to reduction by an amount equal to the lesser of: (i) 3% of the excess of such non-corporate U.S. shareholder’s adjusted gross income over the threshold amount or (ii) 80% of the amount of the itemized deductions otherwise allowable. Otherwise allowable deductions with respect to our management and advisory fees and other expenses may be treated as miscellaneous itemized deductions subject to the limitations discussed above to the extent they are attributable to investment activities, or may have to be capitalized. To the extent that a U.S. shareholder is allocated a loss or expense that cannot currently be deducted, the U.S. shareholder may be required to report taxable income in excess of the U.S. shareholder’s economic income or cash distributions on the shares. U.S. shareholders are urged to consult their tax advisor with regard to these and other limitations on the ability to deduct losses or expenses with respect us.

Under Section 709(b) of the Code, amounts paid or incurred to organize a partnership may, at the election of the partnership, be treated as deferred expenses, which are allowed as a deduction ratably over a period of 180 months. We have not yet determined whether we will make such an election. A non-corporate U.S. shareholder’s allocable share of such organizational expenses would constitute miscellaneous itemized deductions. Expenditures in connection with the issuance and marketing of shares (so called “syndication fees”) are not eligible for the 180 month amortization provision and are not deductible.

Monthly Allocation and Revaluation Conventions

In general, our taxable income and losses will be determined monthly and will be apportioned among the shareholders in proportion to the number of shares treated as owned by each of them as of the close of the last day of the preceding month. By investing in shares, a shareholder agrees that, in the absence of an administrative determination or judicial ruling to the contrary, such shareholder will report income and loss under the monthly allocation and revaluation conventions described below. Under the monthly allocation convention, the person that was treated for U.S. federal income tax purposes as holding a share as of the close of the last day of the preceding month will be treated as continuing to hold that share until immediately before the close of the last day of the following month. As a result, a shareholder that is transferring shares or whose shares are redeemed prior to the close of the last day of a month may be allocated income, gain, loss and deduction realized after the date of transfer. The Code generally requires that items of partnership income and deductions be allocated between transferors and transferees of partnership interests on a daily basis. It is possible that transfers of shares could be considered to occur for these purposes when the transfer is completed without regard to our monthly convention for allocating income and deductions. In that event, our allocation method might be viewed as violating that requirement.

In addition, for any month in which a creation or redemption of shares takes place, including the acquisition of shares in connection with our distribution reinvestment plan, we generally will credit or debit, respectively, the “book” capital accounts of the shareholders of existing shares with any unrealized gain or loss in the portfolio. This will result in the allocation of items of our income, gain, loss, deduction and credit to existing shareholders to account for the difference between the tax basis and fair market value of property owned by us at the time new shares are issued or old shares are redeemed (“reverse section 704(c) allocations”). The intended effect of these allocations is to allocate any built-in gain or loss in the portfolio at the time of a creation or redemption of shares to the shareholders that economically have earned such gain or loss. As with the other allocations described above, we generally will use a monthly convention for purposes of the reverse section 704(c) allocations. More specifically, we will credit or debit, respectively, the “book” capital accounts of shareholders of existing shares with any unrealized gain or loss in our assets based on the lowest fair market value of the assets and shares, respectively, during the month in which the creation or redemption transaction takes place, rather than the fair market value at the time of such creation or redemption (the “monthly revaluation convention”). As a result, it is possible that, for U.S. federal income tax purposes, (1) a purchaser of newly issued shares will be allocated some or all of the unrealized gain in our assets at the time it acquires the shares or (2) an existing shareholder will not be allocated its entire share in the unrealized loss in our assets at the time of such acquisition. Furthermore, the applicable Treasury regulations generally require that the “book” capital accounts will be adjusted based on the fair market value of partnership property on the date of adjustment and do not explicitly allow the adoption of a monthly revaluation convention. The Code and applicable Treasury regulations generally require that items of partnership income and deductions be allocated between transferors and transferees of partnership interests on a daily basis, and that adjustments to “book” capital accounts be made based on the fair market value of partnership property on the date of adjustment. The Code and Treasury regulations do not contemplate monthly allocation or revaluation conventions. If the IRS does not accept our monthly allocation or monthly revaluation convention, the IRS may contend that our taxable income or losses must be reallocated among our shareholders. If such a contention were sustained, our shareholders’ respective tax liabilities would be adjusted to the possible detriment of certain shareholders. Our board of directors is authorized to revise our allocation and revaluation methods in order to comply with applicable law or to allocate items of partnership income and deductions in a manner that reflects more accurately our shareholders’ interest in us.

Section 754 Election

We may make the election permitted by Section 754 of the Code. Such an election is irrevocable without the consent of the IRS. This election generally will require each purchaser of shares to adjust its proportionate share of the tax basis in the portfolio (“inside basis”) to fair market value, as reflected in the purchase price for the purchaser’s shares, as if the purchaser had acquired a direct interest in the portfolio and will require us to make a corresponding adjustment to its share of the tax basis in the portfolio that will be segregated and allocated to the purchaser of the shares. These adjustments are attributed solely to a purchaser of shares and are not added to the tax basis of the portfolio assets associated with other shareholders. Generally the Section 754 election is intended to eliminate the disparity between a purchaser’s outside basis in its shares and our corresponding inside basis in the portfolio such that the amount of gain or loss that will be allocated to the purchaser on the disposition by us of portfolio assets will correspond to the purchaser’s share in the appreciation or depreciation in the value of such assets since the purchaser acquired its shares. Depending on the relationship between a shareholder’s purchase price for shares and such shareholder’s interest in the unadjusted share of our inside basis at the time of the purchase, the Section 754 election may be either advantageous or disadvantageous to the shareholder as compared to the amount of gain or loss a shareholder would be allocated absent the Section 754 election.

The calculations under Section 754 are complex, and there is little legal authority concerning the mechanics of the calculations. To help reduce the complexity of those calculations and the resulting administrative costs to us, we will apply certain assumptions and conventions in determining and allocating the basis adjustments. It is possible that the IRS will successfully assert that the assumptions and conventions utilized by us do not satisfy the technical requirements of the Code or the Treasury regulations and will require different basis adjustments to be made. If such different adjustments were required, some shareholders could be adversely affected.

In order to make the basis adjustments permitted by a Section 754 election, we will be required to obtain information regarding each shareholder’s secondary market transactions in shares, as well as creations (including distribution reinvestment plan) and redemptions of shares. We will seek such information from our record shareholders, and, by purchasing shares, each beneficial owner of shares will be deemed to have consented to the provision of such information by the record owner of such beneficial owner’s shares. Notwithstanding the foregoing, however, there can be no guarantee that we will be able to obtain such information from record owners or other sources, or that the basis adjustments that we make based on the information they are able to obtain will be effective in eliminating any disparity between a shareholder’s outside basis in the shares and such shareholder’s interest in the inside basis in our assets.

Constructive Termination

We will experience a constructive termination for tax purposes if there is a sale or exchange of 50 percent or more of the total shares within a 12-month period. The issuance of new shares is not considered a transfer for purposes of the preceding sentence. A constructive termination results in the closing of our taxable year for all shareholders. In the case of a shareholder reporting on a taxable year other than a fiscal year ending December 31, the closing of our taxable year may result in more than 12 months of the shareholder’s taxable income or loss being includable in such shareholder’s taxable income for the year of termination. We would be required to make new tax elections after a termination, including a new election under Section 754. A termination could also result in penalties if we were unable to determine that the termination had occurred.

Information Reporting with Respect to Shares

Because we will file a partnership return, tax information will be reported to shareholders on an IRS Schedule K-1 for each calendar year as soon as reasonably practicable after the end of each such year, but no later than 90 days after the end of such year. We may deliver K-1s to each of our shareholders through an online portal accessible to each such shareholder electronically. Each K-1 provided to a shareholder will set forth the shareholder’s allocable share of our items of income, gain, deduction, loss and credit for such year in a manner sufficient for a U.S. shareholder to complete such shareholder’s tax return with respect to its investment in the shares.

A U.S. shareholder generally is required to treat items on the shareholder’s U.S. federal income tax returns consistently with our treatment of such items, as reflected on the Schedules K-1, unless the U.S. shareholder files a statement with such shareholder’s U.S. federal income tax returns, IRS Form 8082, describing any inconsistency.

Shareholders are urged to consult their tax advisors with regard to applicable U.S. federal, state, local, and non-U.S. reporting requirements resulting from an investment in the shares.

Each shareholder, by such shareholder’s acquisition of shares, will be deemed to agree to allow brokers and nominees to provide to us the shareholder’s name and address and such other information and forms as may be reasonably requested by us for purposes of complying with certain tax reporting and withholding obligations (and to waive any confidentiality rights with respect to such information and forms for such purpose) and to provide such information or forms upon request.

Tax Audits

For taxable years beginning before January 1, 2018, adjustments in tax liability with respect to our items generally will be made at the company level in a unified partnership proceeding rather than in separate proceedings with each shareholder. The Manager will represent us as our “Tax Matters Partner” during any audit and in any dispute with the IRS. Thus, the Tax Matters Partner will have considerable authority with respect to the U.S. federal income tax treatment of our items and the procedural rights of our shareholders. For instance, the Tax Matters Partner will have the authority to extend the statute of limitations on behalf of our shareholders with respect to our items and to effect settlements with the IRS that bind our shareholders to pay tax deficiencies. However, a shareholder may file with the IRS a statement that the Tax Matters Partner does not have authority to enter into a settlement agreement on behalf of such shareholder.

The recently enacted Bipartisan Budget Act of 2015 revised the rules relating to tax audits of a partnership for taxable years beginning after December 31, 2017. Under the new rules, we will designate a “partnership representative” with a substantial presence in the United States to have sole authority to act on our behalf in the event of an IRS audit for a relevant taxable year. The Manager will serve as our partnership representative. In addition, unless we elect otherwise, any adjustments, penalties and interest imposed as a result of an audit of our U.S. federal income tax returns will be assessed at the company level in the year in which the adjustments are finalized at the higher of the maximum applicable rate of U.S. federal income tax for corporations or for individuals in respect of the relevant item. In certain circumstances, the revised audit rules will reduce the amount of tax, penalties and interest imposed where a shareholder or a former shareholder files amended tax returns and pays tax for the taxable year subject to the audit, or to the extent it is established that a portion of the adjustment is attributable to a shareholder or former shareholder that would have been exempt from tax in respect of the relevant item, or by reason of such shareholder’s status as a C corporation or an individual (an S corporation being treated as an individual for this purpose) is subject to a reduced highest applicable rate of U.S. federal income tax in respect of the relevant item.

The Tax Matters Partner will use commercially reasonable efforts to minimize the financial burden of any partnership adjustment to our shareholders. In addition, we may elect to issue to our shareholders and former shareholders revised statements of their allocable shares of taxable income, gain, loss, deduction and credit, in which case such shareholders and former shareholders will be subject to U.S. federal income tax in the year of the statement based upon the effect the adjustment would have on their prior taxable years.

Treasury regulations implementing the revised partnership audit rules are yet to be issued. Prospective shareholders should consult their tax advisors regarding the impact of the revised partnership audit rules on an investment in the shares.

Reportable Transactions

There are circumstances under which certain transactions must be disclosed to the IRS in a disclosure statement attached to a taxpayer’s U.S. federal income tax return. (A copy of such statement must also be sent to the IRS Office of Tax Shelter Analysis.) In addition, the Code imposes a requirement on certain “material advisers” to maintain a list of persons participating in such transactions, which list must be furnished to the IRS upon written request. These provisions can apply to transactions not conventionally considered to involve abusive tax planning. Consequently, it is possible that such disclosure could be required by our shareholders (1) if a shareholder incurs a loss (in each case, in excess of a threshold computed without regard to offsetting gains or other income or limitations) from the disposition of shares, or (2) possibly in other circumstances. Furthermore, our material advisers could be required to maintain a list of persons investing in us pursuant to the Code. While the tax shelter disclosure rules generally do not apply to a loss recognized on the disposition of an asset in which the taxpayer has a qualifying basis (generally a basis equal to the amount of cash paid by the taxpayer for such asset), such rules will apply to a taxpayer recognizing a loss with respect to interests in a pass-through entity (such as our shares) even if the taxpayer’s basis in such interests is equal to the amount of cash such taxpayer paid. In addition, under recently enacted legislation, significant penalties may be imposed in connection with a failure to comply with these reporting requirements. U.S. shareholders are urged to consult their tax advisors regarding the tax shelter disclosure rules and their possible application to them.

Tax Exempt Organizations

An organization that is otherwise exempt from U.S. federal income tax generally is nonetheless subject to taxation with respect to its “unrelated business taxable income,” or UBTI. Except as noted below with respect to certain categories of exempt income, UBTI generally includes income or gain derived (either directly or through a partnership) from a trade or business, the conduct of which is substantially unrelated to the exercise or performance of the organization’s exempt purpose or function. UBTI generally does not include passive investment income, such as dividends, interest and capital gains, whether realized by the organization directly or indirectly through a partnership (such as us) in which it is a partner. However, if a tax-exempt entity’s acquisition of a partnership interest is debt financed, or the partnership incurs “acquisition indebtedness,” all or a portion of the income or gain attributable to the “debt financed property” would also be included in UBTI regardless of whether such income would otherwise be excluded as dividends, interest or capital gains. In order to minimize the recognition of UBTI by tax-exempt shareholders, we intend to make our investments through corporate subsidiaries. We do not expect to debt finance the acquisition of any of our investments or otherwise make any investment that would result in the recognition of UBTI, other than through our corporate subsidiaries.

Tax-exempt shareholders are urged to consult their tax advisors regarding the U.S. federal, state, local and foreign income and other tax consequences of investing in the shares.

Investments in Non-U.S. Corporations

To the extent that we establish non-U.S. corporations to invest in leveraged loans to mitigate UBTI for U.S. tax-exempt shareholders, such non-U.S. corporations are likely to be “controlled foreign corporations” (each, a “CFC”). Special rules apply to U.S. persons who own, directly or indirectly and applying certain attribution rules, 10% or more of the total combined voting power of all classes of stock of a non-U.S. corporation (each, a “U.S. Shareholder”) that is a CFC. A non-U.S. corporation generally will be a CFC if U.S. Shareholders collectively own more than 50% of the total combined voting power or total value of the corporation’s stock during any taxable year. U.S. Shareholders of a CFC are required to include in taxable income (as a deemed dividend) for U.S. federal income tax purposes amounts attributable to some or all of the earnings of a non-U.S. corporation in advance of the receipt of cash attributable to such amounts. Any amounts so included in a U.S. shareholder’s taxable income will decrease the amount of taxable gain (or increase the amount of tax loss) recognized by the U.S. shareholder on a sale or other disposition by us of stock of the non-U.S. corporation (or on a sale or other disposition by the U.S. shareholder of such U.S. shareholder’s shares). In addition, any gain realized by a U.S. shareholder upon disposition of the stock of a non-U.S. corporation treated as a CFC may be required to be treated as ordinary income.

Taxation of Non-U.S. Shareholders

As used herein, the term “non-U.S. shareholder” means a beneficial owner of shares that is not a U.S. shareholder. We intend to conduct our activities in such a manner that a non-U.S. shareholder of the shares who is not otherwise carrying on a trade or business in the United States should not be considered to be engaged in a trade or business in the United States as a result of an investment in the shares. Non-U.S. persons treated as engaged in a U.S. trade or business are generally subject to U.S. federal income tax at the graduated rates applicable to U.S. persons on their net income which is considered to be effectively connected with such U.S. trade or business. Non-U.S. persons that are corporations may also be subject to a 30% branch profits tax. The 30% rate applicable to branch profits may be reduced or eliminated under the provisions of an applicable income tax treaty between the United States and the country in which the non-U.S. person resides or is organized. There can be no assurance that the IRS will not assert successfully that some portion of our income is properly treated as effectively connected income with respect to our shareholders. In addition, if we generate U.S. source income that is not effectively connected with a U.S. trade or business (e.g., dividends, certain interest, rents and royalty income), a non-U.S. shareholder generally will be subject to a U.S. federal withholding tax of 30% (unless reduced by an applicable treaty).

Subject to the discussion under “—Foreign Account Tax Compliance” and the discussion below, a non-U.S. shareholder generally will not be subject to U.S. federal income tax on gains on the sale of the shares or on such U.S. shareholder’s share of our gains. However, in the case of an individual non-U.S. shareholder, such shareholder will be subject to U.S. federal income tax on gains on the sale of shares or such shareholder’s share of our gains if such non-U.S. shareholder is present in the United States for 183 days or more during a taxable year and certain other conditions are met. Each shareholder, by such shareholder’s acquisition of shares, will be deemed to agree to allow brokers and nominees to provide to us the shareholder’s name and address and such other information and forms as may be reasonably requested by us for purposes of complying with certain tax reporting and withholding obligations (and to waive any confidentiality rights with respect to such information and forms for such purpose) and to provide such information or forms upon request.

Foreign Account Tax Compliance

The Foreign Account Tax Compliance provisions of the U.S. Hiring Incentives to Restore Employment Act (“FATCA”), and the Treasury regulations promulgated thereunder, generally impose a 30% withholding tax with respect to certain U.S. source income (including interest and dividends) and, beginning January 1, 2019, gross proceeds from the sale or other disposal of property that can produce U.S. source interest or dividends (“Withholdable Payments”). As a general matter, these rules are designed to require U.S. persons’ direct and indirect ownership of non-U.S. accounts and non-U.S. entities to be reported to the IRS. The 30% withholding tax regime applies if there is a failure to provide required information regarding U.S. ownership. We will be required to report to the IRS and to impose a 30% withholding tax on the share of Withholdable Payments to (i) shareholders that are non-U.S. financial entities that do not enter into an agreement (an “FFI Agreement”) with the IRS to provide information, representations and waivers of non-U.S. law as may be required to comply with the provisions of the new rules, including, information regarding such shareholder’s direct and indirect U.S. owners; (ii) shareholders who fail to establish their non-U.S. status as required under the FFI Agreement; and (iii) other shareholders that do not provide certifications or information regarding their U.S. ownership. Although the application of FATCA to a sale or other disposal of an interest in a partnership is unclear, it is possible that the gross proceeds of the sale or other disposal of your shares after December 31, 2018 will be subject to FATCA under the rules described above if such proceeds are treated as an indirect disposal of your interest in assets that can produce U.S. source interest or dividends.

Shareholders should consult their tax advisor regarding the requirements under FATCA with respect to their situation.

Backup Withholding

We may be required in certain circumstances to backup withhold on certain payments paid to non-corporate shareholders who do not furnish us their correct taxpayer identification number (in the case of individuals, their social security number) and certain certifications, or who are otherwise subject to backup withholding. Backup withholding is not an additional tax. Any amounts withheld from payments made to a shareholder may be refunded or credited against such shareholder’s U.S. federal income tax liability, if any, provided that the required information is timely furnished to the IRS.

Medicare Tax

Certain U.S. shareholders that are individuals, estates or trusts are required to pay an additional 3.8% tax on the lesser of the excess of their modified adjusted gross income over a threshold amount or their “net investment income,” which includes, among other things, net income from interest, dividends and capital gains attributable to the disposition of investment property (such as our shares). U.S. shareholders should consult their tax advisors regarding the effect, if any, of this legislation on their ownership and disposition of our shares.

Certain State, Local and Foreign Income Tax Matters

In addition to the U.S. federal income tax consequences described above, prospective shareholders should consider potential state and local tax consequences of an investment in us. State and local laws often differ from U.S. federal income tax laws with respect to the treatment of specific items of income, gain, loss, deduction and credit. A shareholder’s distributive share of our taxable income or loss generally will be required to be included in determining such shareholder’s reportable income for state and local tax purposes in the jurisdiction in which such shareholder is a resident. One or more states may impose reporting requirements on us and/or our shareholders. Shareholders should consult with their advisors as to the applicability of such rules in jurisdictions which may require or impose a filing requirement.

Each shareholder may be required to file returns and pay state and local tax on such shareholder’s share of our income in the jurisdiction in which such shareholder is a resident and/or other jurisdictions in which we earn income. We may be required to withhold and remit payment of taxes to one or more state or local jurisdictions on behalf of our shareholders. Any amount withheld generally will be treated as a distribution to each particular shareholder. However, an individual shareholder may be entitled to a deduction or credit against tax owed to his or her state of residence for income taxes paid to other state and local jurisdictions where the shareholder is not a resident.

In general, where a tax (including, without limitation, a state or local tax) is levied on us, the amount of which is levied in whole or in part based on the status or identity of a shareholder, such tax will be allocated as an expense attributable to that shareholder and the amount will be withheld from any distribution to such shareholder.

State and local taxes may be significant. Prospective shareholders are urged to consult their tax advisors with respect to the state and local tax consequences of acquiring, holding and disposing of the shares.

Foreign Taxes

It is possible that certain interest or dividends received by us from sources within foreign countries will be subject to withholding taxes imposed by such countries. In addition, we may also be subject to capital gains taxes in some of the foreign countries where we purchase and sell foreign debt obligations. Tax treaties between certain countries and the United States may reduce or eliminate such taxes. It is impossible to predict in advance the rate of foreign tax we will pay since the amount of our assets to be invested in various countries is not known. Shareholders will be informed by us as to their proportionate share of any foreign taxes paid by us, which they will be required to include in their income. Shareholders generally will be entitled to claim either a credit (subject to the limitations discussed below) or, if they itemize their deductions, a deduction (subject to the limitations generally applicable to deductions) for their share of such foreign taxes in computing their federal income taxes. A shareholder that is tax-exempt will not ordinarily benefit from such credit or deduction.

Generally, a credit for foreign taxes is subject to the limitation that it may not exceed the shareholder’s federal tax (before the credit) attributable to such shareholder’s total foreign source taxable income. A shareholder’s share of our interest from non-U.S. debt securities generally will qualify as foreign source income. Generally, the source of gain and loss realized upon the sale of personal property, such as securities, will be based on the residence of the seller. In the case of a partnership, the determining factor is the residence of the partner. Thus, absent a tax treaty to the contrary, the gains and losses from the sale of securities allocable to a shareholder that is a U.S. resident generally will be treated as derived from U.S. sources (even though the securities are sold in foreign countries). Certain currency fluctuation gains, including fluctuation gains from foreign currency denominated debt securities, receivables and payables, will also be treated as ordinary income derived from U.S. sources.

Prospective shareholders should note that the limitation on the foreign tax credit is applied separately to foreign source passive income, such as interest. In addition, for foreign tax credit limitation purposes, the amount of a shareholder’s foreign source income is reduced by various deductions that are allocated and/or apportioned to such foreign source income. One such deduction is interest expense, a portion of which will generally reduce the foreign source income of any shareholder who owns (directly or indirectly) foreign assets. For these purposes, foreign assets owned by us will be treated as owned by the shareholders in us and indebtedness incurred by us will be treated as incurred by shareholders in us. Because of these limitations, shareholders may be unable to claim a credit for the full amount of their proportionate share of the foreign taxes paid by us. The foregoing is only a general description of the foreign tax credit under current law. Moreover, since the availability of a credit or deduction depends on the particular circumstances of each shareholder, shareholders are advised to consult their tax advisors.

New Legislation or Administrative or Judicial Action

The rules dealing with U.S. federal income taxation are constantly under review by persons involved in the legislative process, the IRS and the U.S. Treasury Department, frequently resulting in unfavorable precedent or authority on issues for which there was previously no clear precedent or authority as well as revised interpretations of established concepts, statutory changes, revisions to regulations and other modifications and interpretations. No assurance can be given as to whether, or in what form, any proposals affecting us or the shares will be enacted. The IRS pays close attention to the proper application of tax laws to partnerships. The present U.S. federal income tax treatment of an investment in the shares may be modified by administrative, legislative or judicial interpretation at any time, and any such action may affect investments and commitments previously made. For example, changes to the U.S. federal income tax laws and interpretations thereof could make it more difficult or impossible to meet the qualifying income exception for us to be treated as a partnership that is not taxable as a corporation for U.S. federal income tax purposes. We and our shareholders could be adversely affected by any such change in, or any new, tax law, regulation or interpretation.

ERISA CONSIDERATIONS

The following is a summary of certain considerations associated with an investment in us by a pension, profit-sharing, IRA or other employee benefit plan subject to Title I of ERISA or Section 4975 of the Code. This summary is based on provisions of ERISA and the Code, as amended through the date of this prospectus, and relevant regulations and opinions issued by the Department of Labor. No assurance can be given that legislative or administrative changes or court decisions may not be forthcoming that would significantly modify the statements expressed herein. Any changes may or may not apply to transactions entered into prior to the date of their enactment.

In considering using the assets of an employee benefit plan subject to Title I of ERISA to purchase shares, such as a profit-sharing, 401(k), or pension plan, or of any other retirement plan or account subject to Section 4975 of the Code such as an IRA or Keogh Plan (collectively, “Benefit Plans”), a fiduciary, taking into account the facts and circumstances of such Benefit Plan, should consider, among other matters,

•	whether the investment is consistent with the applicable provisions of ERISA and the Code, and

•	the need to value the assets of the Benefit Plan annually.

Under ERISA, a plan fiduciary’s responsibilities include the duty:

•	to act solely in the interest of plan participants and beneficiaries and for the exclusive purpose of providing benefits to them, as well as defraying reasonable expenses of plan administration;

•	to invest plan assets prudently;

•	to diversify the investments of the plan unless it is clearly prudent not to do so; and

•	to comply with plan documents insofar as they are consistent with ERISA.

ERISA also requires that the assets of an employee benefit plan be held in trust and that the trustee (or a duly authorized named fiduciary or investment manager) have exclusive authority and discretion to manage and control the assets of the plan.

In addition, Section 406 of ERISA and Section 4975 of the Code prohibit specified transactions involving assets of a Benefit Plan and any “party in interest” or “disqualified person” (as defined under ERISA and the Code) with respect to that Benefit Plan. These transactions are prohibited regardless of how beneficial they may be for the Benefit Plan. The prohibited transactions include the sale, exchange or leasing of property, the lending of money or the extension of credit between a Benefit Plan and a party in interest or disqualified person, and the transfer to, or use by or for the benefit of, a party in interest or disqualified person, of any assets of a Benefit Plan. A fiduciary of a Benefit Plan also is prohibited from engaging in self-dealing, acting for a person who has an interest adverse to the plan (other than in the case of most IRAs and some Keogh Plans), or receiving any consideration for its own account from a party dealing with the plan in a transaction involving plan assets.

Furthermore, Section 408 of the Code states that assets of an IRA trust may not be commingled with other property except in a common trust fund or common investment fund.

Plan Assets

While neither ERISA nor the Code defines the term “plan assets,” a Department of Labor regulation describes what constitutes the assets of a Benefit Plan when it invests in specific kinds of entities (29 C.F.R. Section 2510.3-101, as modified by Section 3(42) of ERISA, the “Regulation”). Under the Regulation, an entity in which a Benefit Plan makes an equity investment will be deemed to be “plan assets” of the Benefit Plan unless the entity satisfies at least one of the exceptions to this general rule.

The Regulation provides as one exception that the underlying assets of entities such as ours will not be treated as assets of a Benefit Plan if the interest the Benefit Plan acquires is a “publicly-offered security.” A publicly-offered security must be:

•	“freely transferable,”

•	part of a class of securities that is owned by 100 or more persons who are independent of the issuer and one another, and

•	either part of a class of securities registered under the Exchange Act or sold as part of a public offering registered under the Securities Act and be part of a class of securities registered under the Exchange Act within 120 days (or such later time as may be allowed by the SEC) after the end of the fiscal year of the issuer during which the offering of such securities to the public occurred.

Whether a security is “freely transferable” is a factual question to be determined on the basis of the particular facts and circumstances. The Regulations further provide that when a security is part of an offering in which the minimum investment is $10,000 or less, as is the case with this offering, certain restrictions ordinarily will not, alone or in combination, affect the finding that such securities are “freely transferable.” We believe that any restrictions imposed under our LLC Agreement on the transfer of our shares, including limits on the assignment of shares and substitution of shareholders, are limited to the restrictions on transfer generally permitted under the Regulations and are not likely to result in the failure of shares to be “freely transferable.” The Regulations only establish a presumption in favor of the finding of free transferability, and, therefore, no assurance can be given that the Department of Labor will not reach a contrary conclusion.

We anticipate having over 100 shareholders following the completion of this offering. Thus, the second criterion of the publicly offered exception security should be satisfied.

The shares are being sold as part of an offering of securities to the public pursuant to an effective registration statement under the Securities Act, and the shares are part of a class that was registered under the Exchange Act before the 120th day after December 31, 2012. Any shares purchased, therefore, should satisfy the third criterion of the publicly offered security exemption.

We believe that the shares should constitute “publicly-offered securities,” and that our underlying assets should not be considered “plan assets” under the Regulation, assuming that our shares are “freely transferable” and widely held (as contemplated above) and that the offering otherwise takes place as described in this prospectus.

In the event that our underlying assets were treated by the Department of Labor as “plan assets” of a Benefit Plan, our management could be treated as fiduciaries with respect to Benefit Plan members, and the prohibited transaction restrictions of ERISA and the Code could apply to any transaction involving our management and assets (absent an applicable administrative or statutory exemption). These restrictions could, for example, require that we avoid transactions with entities that are affiliated with us or our affiliates or restructure our activities in order to obtain an exemption from the prohibited transaction restrictions. Alternatively, we might provide Benefit Plan members with the opportunity to sell their shares to us or we might dissolve or terminate.

If our underlying assets were treated as assets of a Benefit Plan, the investment in us also might constitute an ineffective delegation of fiduciary responsibility to the Manager and expose the fiduciary of the plan to co-fiduciary liability under ERISA for any breach by the Manager of its ERISA fiduciary duties. Finally, an investment by an IRA in us might result in an impermissible commingling of plan assets with other property.

If a prohibited transaction were to occur, the Manager, and possibly other fiduciaries of Benefit Plan members subject to Title I of ERISA who permitted the prohibited transaction to occur or who otherwise breached their fiduciary responsibilities, or a non-fiduciary participating in the prohibited transaction could be required to restore to the plan any profits they realized as a result of the transaction or breach and make good to the plan any losses incurred by the plan as a result of the transaction or breach. In addition, the Code imposes an excise tax equal to 15% percent of the amount involved and authorizes the IRS to impose an additional 100% excise tax if the prohibited transaction is not “corrected.” These taxes would be imposed on any disqualified person who participates in the prohibited transaction. With respect to an IRA, the occurrence of a prohibited transaction involving the individual who established the IRA, or his or her beneficiary, could cause the IRA to lose its tax-exempt status under Section 408(e)(2) of the Code.

If, as contemplated above, our assets do not constitute plan assets following an investment in shares by Benefit Plans, the problems discussed in the preceding three paragraphs are not expected to arise.

Each Benefit Plan fiduciary should consult with its legal or other advisors concerning the potential consequences under ERISA and the Code of an investment in shares by the Benefit Plan. This summary is not directed to any particular investor, nor does it address the needs of any particular investor. No party shall provide any advice or recommendation to any investor with respect to the management of any investment in shares or the advisability of acquiring, holding, disposing or exchanging an investment in shares.

LIQUIDITY STRATEGY

Our board of directors intends to contemplate a liquidity event for our shareholders within eight years from the completion of this offering; however, our board of directors is under no obligation to pursue or complete any particular liquidity event during this timeframe or otherwise. We expect that our board of directors, in the exercise of its fiduciary duty to our shareholders, will decide to pursue a liquidity event when it believes that then-current market conditions are favorable for a liquidity event, and that such an event is in the best interests of our shareholders. There can be no assurance that a suitable transaction will be available or that market conditions for a transaction will be favorable during that timeframe. A liquidity event could include (i) a listing of our shares on a national securities exchange; (ii) a merger or other transaction approved by our board of directors in which our shareholders will receive cash or shares of another publicly traded company; or (iii) a sale of all or substantially all of our assets, either on a complete portfolio basis or individually, followed by a liquidation. However, there can be no assurance that we will complete a liquidity event within such time or at all.

If a liquidity event does not occur, shareholders may have to hold their shares for an extended period of time, or indefinitely. In making a determination of what type of liquidity event is in the best interest of our shareholders, our board of directors, including our independent directors, may consider a variety of criteria, including, but not limited to, asset diversification and performance, our financial condition, potential access to capital as a listed company, market conditions for the sale of our assets or listing of our shares, internal management requirements to become a perpetual life company and the potential for investor liquidity.

Prior to the completion of a liquidity event, our share repurchase program may provide a limited opportunity for you to have your shares repurchased by us, subject to certain restrictions and limitations, at a price which may reflect a discount from the purchase price you paid for the shares being repurchased. See “Share Repurchase Program” for a detailed description of our share repurchase program.

DISTRIBUTION REINVESTMENT PLAN

We have adopted a distribution reinvestment plan pursuant to which you may elect to have the full amount of your cash distributions from us reinvested in additional shares. The following discussion summarizes the principal terms of this plan. You may participate in the distribution reinvestment plan by reinvesting cash distributions paid on your shares in additional shares having the same class designation as the class of shares to which such distributions are attributable. The per share purchase price for shares purchased pursuant to the distribution reinvestment plan will be equivalent to the public offering price pursuant to the effective registration statement at the time of purchase, net of upfront selling commissions and dealer manager fees, if any. In the event that this offering is suspended or terminated, then the reinvestment purchase price will be the net asset value per share, calculated on the distribution date. Because the dealer manager fee and the annual distribution and shareholder servicing fee are calculated based on net asset value, they reduce net asset value and/or distributions with respect to Class A shares, Class T shares and Class I shares, including shares issued under the distribution reinvestment plan with respect to such share classes. To the extent newly issued shares are purchased from us under the distribution reinvestment plan or shareholders elect to reinvest their cash distribution in our shares, we will retain and/or receive additional funds for acquisitions and general purposes including the repurchase of shares under our share repurchase program.

We will not pay selling commissions or dealer manager fees on shares sold pursuant to our distribution reinvestment plan. However, the amount of the annual distribution and shareholder servicing fee payable with respect to Class T shares sold in our offering will be allocated among all Class T shares, including those sold under our distribution reinvestment plan and those received as distributions, and the amount of the annual distribution and shareholder servicing fee payable with respect to Class I shares sold in our offering will be allocated among all Class I shares, including those sold under our distribution reinvestment plan and those received as distributions.

Eligibility

Any investor who purchases shares in this offering may elect to participate in our distribution reinvestment plan by making a written election to participate in such plan on his or her subscription agreement at the time he or she subscribes for shares.

Participation

Participation in the distribution reinvestment plan will commence with the next distribution paid after receipt of an investor’s written election to participate in the plan and to all other calendar months thereafter, provided such election is received at least 15 business days prior to the last day of the calendar month. We have adopted an “opt-in” distribution reinvestment plan pursuant to which you may elect to have the full amount of your cash distributions reinvested in additional shares. There will be no selling commissions, dealer manager fees, annual distribution and shareholder servicing fee or other sales charges to you if you elect to participate in the distribution reinvestment plan. We will pay the reinvestment agent’s fees under the plan.

Subject to the provisions of our LLC Agreement relating to certain restrictions on and after the effective dates of transfer, shares acquired pursuant to the distribution reinvestment plan entitle the participant to the same rights and to be treated in the same manner as those purchased by the investors in the offering. Our board of directors reserves the right to prohibit fiduciaries, pension or profit-sharing plans, other employee benefit plans, IRAs and other plans, whether or not subject to ERISA or the Code (all such plans and accounts, and entities deemed to hold assets of such plans and accounts, are herein referred to as “Plans”) from participating in the distribution reinvestment plan if such participation could, in our view, cause our underlying assets to constitute “plan assets” of such Plans.

Share Purchases

Any purchases of our shares pursuant to our distribution reinvestment plan are dependent on the continued registration of our securities or the availability of an exemption from registration in the recipient’s home state. Participants in our distribution reinvestment plan are free to elect or revoke reinstatement in the distribution reinvestment plan within a reasonable time as specified in the plan. If you do not elect to participate in the plan you will automatically receive any distributions we declare in cash. For example, if our board of directors authorizes, and we declare, a cash distribution, then if you have “opted in” to our distribution reinvestment plan you will have your cash distributions reinvested in additional shares, rather than receiving the cash distributions.

During this offering, the purchase price will be equivalent to the public offering price pursuant to the effective registration statement at the time of purchase, net of upfront selling commissions and dealer manager fees, if any. In the event that this offering is suspended or terminated, then the reinvestment purchase price will be the net asset value per share, calculated on the distribution date. We will determine our net asset value each month commencing during the first full month after the minimum offering requirement is satisfied.

If our net asset value per share on such valuation date materially increases above or decreases below our net proceeds per share as stated in this prospectus, we may adjust the offering prices of all classes of shares. See “Plan of Distribution” and “Determination of Net Asset Value.” Subsequent to the time that we begin to receive monthly valuations, your distribution amount will purchase shares at the price equal to the then current offering price less the selling commissions, dealer manager fees and annual distribution and shareholder servicing fees associated with that class of shares. Shares issued pursuant to our distribution reinvestment plan will have the same voting rights as our shares offered pursuant to this prospectus.

If you do not wish to participate in the distribution reinvestment plan, no action will be required on your part to do so. If you are a registered shareholder, you may elect to have your entire distribution reinvested in additional shares by notifying DST Systems, Inc., the reinvestment agent and our transfer agent and registrar, in writing so that such notice is received by the reinvestment agent no later than the record date for distributions to shareholders. If you elect to reinvest your distributions in additional shares, the reinvestment agent will set up an account for shares you acquire through the plan and will hold such shares in non-certificated form. If your shares are held by a broker-dealer or other financial intermediary, you may “opt-in” to our distribution reinvestment plan by notifying your broker-dealer or other financial intermediary of your election. Shares held by a broker-dealer or nominee must be transferred to ownership in the name of the shareholder in order to be eligible for this plan.

During each fiscal quarter, but in no event later than 30 days after the end of each fiscal quarter, our transfer agent will mail and/or make electronically available to each participant in the distribution reinvestment plan, a statement of account describing, as to such participant, the distributions received during such quarter, the number of shares purchased during such quarter, and the per share purchase price for such shares. Any distributions reinvested through the issuance of shares through our distribution reinvestment plan will increase our gross assets on which the base management fee is determined and paid and/or made under the Management Agreement and the Sub-Management Agreement.

Timing of Purchases

The reinvestment agent will make every reasonable effort to reinvest all distributions on the day the cash distribution is paid, except where necessary for us to comply with applicable securities laws. If, for any reason beyond the control of the plan administrator, reinvestment of the distribution cannot be completed within 30 days after the applicable distribution payment date, participants’ funds held by the plan administrator will be distributed to the participant to whom they are attributable.

Taxation of Distributions

The reinvestment of distributions does not relieve the participant of any taxes which may be payable on such distributions. See “Certain U.S. Federal Income Tax Consequences—Participation in our Distribution Reinvestment Plan.”

Termination of Participation

A participant may terminate participation in the distribution reinvestment plan at any time by written instructions to that effect to the reinvestment agent. To be effective on a distribution payment date, the notice of termination must be received by the reinvestment agent at least ten days before that distribution payment date. Upon receipt of notice of termination from the participant, the plan administrator may also terminate any participant’s account at any time in its discretion by notice in writing mailed to the participant. Notwithstanding the foregoing, if we publicly announce in a filing with the SEC a new estimated net asset value per share or a new offering price, then a participant shall have no less than two business days after the date of such announcement to notify us in writing of such participant’s termination of participation in the distribution reinvestment plan and the participant’s termination will be effective for the next date shares are purchased under the distribution reinvestment plan.

Any investor’s transfer of shares to a non-participant in the distribution reinvestment plan will terminate such investor’s participation in the distribution reinvestment plan with respect to such transferred shares, unless the transferee of such shares in connection with such transfer demonstrates that such transferee meets the requirements for participation in the distribution reinvestment plan and elects to participate by delivering the appropriate, executed enrollment forms as otherwise provided herein. Participation in the distribution reinvestment plan may also be terminated with respect to any person to the extent that a reinvestment of distributions in shares of our shares would cause the share ownership limitations contained in our LLC Agreement to be violated. In addition, we will terminate an investor’s participation in the distribution reinvestment plan if we receive a request from the investor for repurchase of all of the investor’s shares of our shares under the share repurchase program. If we repurchase a portion of a participant’s shares, the participant’s participation in the distribution reinvestment plan with respect to the participant’s shares that were not repurchased will not be terminated unless the participant requests such termination. Conversion of a participant’s shares from one class to another class pursuant to our LLC Agreement will not terminate a participant’s participation in the distribution reinvestment plan with respect to such shares, though it will cause, from the effective date of conversion, distributions with respect to such shares to be applied to the purchase of shares of such new class.

Amendment, Termination and Suspension of Distribution Reinvestment Plan

We reserve the right to amend, suspend or terminate the distribution reinvestment plan at any time by the delivery of written notice to each participant at least 30 days prior to the effective date of the amendment, supplement or termination. We may provide notice by including such information (a) in a current report on Form 8-K or in our annual or quarterly reports, all publicly filed with the SEC or (b) in a separate mailing to the investors.

All correspondence concerning the plan should be directed to the plan administrator by mail at DST Systems, Inc., P.O. Box 219312, Kansas City, MO 64121-9312.

SHARE REPURCHASE PROGRAM

We do not currently intend to list our shares on a securities exchange, and we do not expect there to be a public market for our shares. As a result, if you purchase shares, your ability to sell your shares will be limited.

Beginning no later than four full calendar quarters from the date that we satisfy the minimum offering requirement, and at the discretion of our board of directors, we intend to commence a quarterly share repurchase program, pursuant to which we will conduct quarterly share repurchases to allow our shareholders to sell all or a portion of their shares back to us at a price approximately equal to the estimated net asset value per share on the last date of the fiscal quarter immediately prior to the initiation of each repurchase. We are not obligated to repurchase shares under the share repurchase program. If we determine to repurchase shares, at no time during a 12 month period may the aggregate number of shares of any class we repurchase exceed 10% of the weighted average aggregate number of Class A, Class T or Class I shares, respectively, of our outstanding shares over such 12 month period. Our share repurchase program will include numerous restrictions that limit your ability to sell your shares. No repurchases will be made on a dividend or other distribution date.

Unless our board of directors determines otherwise, we will limit the number of shares to be repurchased during any calendar year to the number of shares we can repurchase with the proceeds we receive from the sale of shares under our distribution reinvestment plan. See “Distribution Reinvestment Plan.” At the sole discretion of our board of directors, we may also use cash on hand, cash available from borrowings and cash from the sale of assets as of the end of the applicable period to repurchase shares. In addition, we will limit repurchases in each fiscal quarter to 2.5% of the weighted average number of shares outstanding in the prior four fiscal quarters. You may request that we repurchase all or a portion of the shares that you own.

To the extent that the number of shares submitted to us for repurchase exceeds the number of shares that we are able to purchase, we will repurchase shares on a pro rata basis, rounded to the nearest whole share, from among the requests for repurchase received by us based upon the total number of shares for which repurchase was requested. We will have no obligation to repurchase shares if the repurchase would violate the restrictions on distributions under federal law or Delaware law, which prohibit distributions that would cause a corporation to fail to meet statutory tests of solvency.

Our board of directors has the right to suspend, amend or terminate the share repurchase program to the extent it determines that it is in our best interest to do so, including to prevent us from being treated as a publicly traded partnership taxable as a corporation. We will promptly notify our shareholders of any changes to the share repurchase program, including any suspension, amendment or termination of it. We may provide notice by including such information (a) in a current report on Form 8-K or in our annual or quarterly reports, each of which are publicly filed with the SEC or (b) in a separate mailing to the investors. Moreover, the share repurchase program will terminate, and we no longer will accept shares for repurchase, if and when our shares are listed on a national securities exchange, are included for quotation in a national securities market or, in the sole determination of our board of directors, a secondary trading market for the shares otherwise develops. All shares to be repurchased under our share repurchase program must be (i) fully transferable and not be subject to any liens or other encumbrances and (ii) free from any restrictions on transfer. If we determine that a lien or other encumbrance or restriction exists against the shares requested to be repurchased, we will not repurchase any such shares.

The limitations and restrictions described above may prevent us from accommodating all repurchase requests made in any fiscal quarter. Our share repurchase program has many limitations, including the limitations described above, and should not in any way be viewed as the equivalent of a secondary market. There is no assurance that we will repurchase any of your shares pursuant to the share repurchase program or that there will be sufficient funds available to accommodate all of our shareholders’ requests for repurchase. As a result, we may repurchase less than the full amount of shares that you request to have repurchased. If we do not repurchase the full amount of your shares that you have requested to be repurchased, or we determine not to make repurchases of our shares, you will likely not be able to dispose of your shares, even if we underperform. Any periodic repurchase offers will be subject in part to our available cash. Shareholders will not pay a fee in connection with our repurchase of shares under the share repurchase program. Factors that we will consider in making our determinations to repurchase shares include:

•	whether such repurchase impairs our capital or operations;

•	whether such repurchase is not reasonably practical due to an emergency;

•	whether such repurchase is demanded by any governmental or regulatory agency with jurisdiction over us for the protection of our investors; and

•	whether such repurchase would be unlawful.

Except with respect to investors that are not eligible to participate in the share repurchase program as described in the paragraph above, we will waive the one-year holding period requirement described above with respect to any shares received from the company as a dividend. We have the right to waive the one-year holding period described above, and the pro rata repurchase requirements described above, in the event of the death, permanent disability or bankruptcy of an investor or other exigent circumstances.

With regard to an investor whose shares are not repurchased due to insufficient funds in that quarter, the repurchase request will be retained by us, unless withdrawn by the investor in the manner described below, and such shares will be repurchased in subsequent quarters as funds become available and before any subsequently-received repurchase requests are honored, subject to the priority for repurchase requests listed above. Investors will not relinquish their shares to us until such time as we commit to repurchase such shares. However, the repurchase price for repurchase requests not withdrawn by the investor and subsequently repurchased by us will be at the current repurchase price under the share repurchase program as of the repurchase date.

In the event there are insufficient funds to repurchase all of the shares for which repurchase requests have been submitted, and we have determined to repurchase shares, we will repurchase pending requests at the end of each quarter in the following order:

•	pro rata as to repurchases sought upon an investor’s death;

•	pro rata as to repurchases sought by investors with a qualifying disability or by investors who have been confined to a long-term care facility;

•	pro rata as to repurchases sought by investors subject to bankruptcy;

•	pro rata as to repurchases that would result in an investor owning less than 100 shares; and

•	pro rata as to all other repurchase requests.

A shareholder who wishes to have shares repurchased must mail or deliver a written request on a form provided by us and executed by the shareholder, its trustee or authorized agent to the repurchase agent, who will be appointed prior to the time we commence our share repurchase program. The repurchase agent will be registered as a broker-dealer with the SEC and each state’s securities commission at all times unless exempt from registration. Following our receipt of the shareholder’s request, we will forward to the shareholder the documents necessary to effect the repurchase, including any signature guarantee we or the repurchase agent may require.

Subject to the limitations described in this prospectus and provided that the repurchase request is made within 180 days of the event giving rise to the following special circumstance, we may allow a shareholder to request a repurchase of his or her shares earlier than one year from the date on which we meet the minimum offering requirement upon the request of the estate, heir or beneficiary of a deceased shareholder, “qualifying disability,” confinement to a “long-term care facility,” or “bankruptcy.” In these instances, the repurchase price will be the most recently published net asset value per share of our shares immediately following the date of the death, disability, confinement to a long-term care facility or bankruptcy of such shareholder. However, we will not be obligated to repurchase shares if more than 180 days have elapsed since the date of the death, disability confinement to a long-term care facility or bankruptcy of the shareholder.

For a disability to be considered a “qualifying disability” for the purposes of share repurchase program: (i) the investor must receive a determination of disability based upon a physical or mental impairment arising after the date the investor acquired the shares to be repurchased that can be expected to result in death or to last for a continuous period of not less than 12 months; and (ii) such determination of disability must have been made by the governmental agency, if any, responsible for reviewing the disability retirement benefits that the investor could be eligible to receive. Such governmental agencies are limited to the following: (i) if the investor is eligible to receive Social Security disability benefits, the Social Security Administration; (ii) if the investor is not eligible for Social Security disability benefits but could be eligible to receive disability benefits under the Civil Service Retirement System, or the CSRS, the U.S. Office of Personnel Management or the agency charged with responsibility for administering CSRS benefits at that time; or (iii) if the investor is not eligible for Social Security disability benefits but could be eligible to receive military disability benefits, the Veteran’s Administration or the agency charged with the responsibility for administering military disability benefits at that time. Repurchase requests following an award by the applicable government agency of disability death benefits must be accompanied by the investor’s application for disability benefits and a Social Security Administration Notice of Award, a U.S. Office of Personnel Management determination of disability under the CSRS, a Veteran’s Administration record of disability-related discharge or such other documentation issued by the applicable governmental agency that we deem to be acceptable and which demonstrates an award of disability benefits.

With respect to repurchases sought upon an investor’s confinement to a long-term care facility, “long-term care facility” shall mean an institution that is an approved Medicare provider of skilled nursing care or a skilled nursing home licensed by the state or territory where it is located and that meets all of the following requirements: (a) its main function is to provide skilled, immediate or custodial nursing care; (b) it provides continuous room and board to three or more persons; (c) it is supervised by a registered nurse or licensed practical nurse; (d) it keeps daily medical records of all medication dispensed; and (e) its primary service is other than to provide housing for residents. An investor seeking repurchase of shares due to confinement to a long-term care facility must have begun such confinement after the date the investor acquired the shares to be repurchased and must submit a written statement from a licensed physician certifying the investor’s continuous and continuing confinement to a long-term care facility over the course of the last year or the determination that the investor will be indefinitely confined to a long-term care facility.

With respect to repurchases sought upon an investor’s bankruptcy, “bankruptcy” shall mean a bankruptcy over which a trustee was appointed by a bankruptcy court after the date the investor acquired the shares to be repurchased. An investor seeking shares to be repurchased due to bankruptcy must submit the court order appointing the trustee or an order of discharge from the applicable bankruptcy court.

We intend to seek (a) assurance from the Staff of the SEC that it will not recommend that the SEC take enforcement action under Rule 13e-4 and Regulation 14E under the Exchange Act, and (b) exemptive relief from the SEC from Rule 102(a) of Regulation M under the Exchange Act pursuant to the SEC’s authority provided by Rule 102(e) of Regulation M, if we repurchase shares through our proposed share repurchase program in the manner described above. We believe that we will receive such exemptive relief from the SEC which would allow us to conduct repurchases as noted above. However, to the extent we are unable to receive such exemptive relief, we will be unable to make any repurchases under the share repurchase program as currently proposed, and may not be able to do so on different terms or at all. We will promptly notify our shareholders if we determine to modify or terminate the plan due to any inability to obtain the SEC exemptive relief sought.

The foregoing provisions regarding the share repurchase program in no way limit our ability to repurchase shares from investors by any other legally available means for any reason that our board of directors, in its discretion, deems to be in our best interest.

PLAN OF DISTRIBUTION

The Offering

We are offering a maximum of $550,000,000 in shares of our limited liability company interests in this offering. As used in this prospectus, we refer to the shares of our limited liability company interests as our shares. The Managing Dealer is CNL Securities Corp., which is an affiliate of CNL and a member of FINRA and the Securities Investor Protection Corporation. The Managing Dealer will act as a distributor of our shares offered by this prospectus. The shares are being offered on a “best efforts” basis, which means generally that the Managing Dealer is required to use only its best efforts to sell the shares and it has no firm commitment or obligation to purchase any of the shares. The Managing Dealer is headquartered at 450 S. Orange Avenue, Orlando, Florida. Our agreement with the Managing Dealer may be terminated by either party upon 30 days’ written notice. The Managing Dealer will engage unrelated, third-party participating broker-dealers in connection with the offering of shares. As used in this prospectus, the term participating broker-dealers includes the Managing Dealer, other members of FINRA, registered investment advisors and other entities exempt from broker-dealer registration.

We are currently offering three classes of our shares: Class A shares, Class T shares and Class I shares. In the offering, our shares are being initially offered to the public at $11.11 per Class A share, $10.53 per Class T share and $10.00 per Class I share. See below for a description of the discounts that are available to certain purchasers. In determining which class of shares you are eligible to purchase, you should consult with your investment advisor and consider, among other factors, the amount of your investment, the anticipated length of time you intend to hold our shares assuming you are able to redeem, transfer or otherwise dispose of your shares, the applicable sales load and/or on-going distribution and servicing fees with a particular class, your investment objective, investment account type, or the existence of applicable volume or other discounts. We are initially allocating $500,000,000 in any combination of Class A shares, Class T shares and Class I shares of our shares to our primary offering and $50,000,000 in any combination of Class A shares, Class T shares and Class I shares of our shares to be offered pursuant to the distribution reinvestment plan. We may elect to reallocate some or all of our shares between our primary offering and our distribution reinvestment plan.

Commencing with the first full calendar month after the minimum offering requirement is satisfied, our board of directors will determine our net asset value for each class of our shares on a monthly basis. Although the transaction price will generally be based on our prior month’s net asset value per share, such prior month’s net asset value may be significantly different from the current net asset value per share of the applicable class of shares as of the date on which your purchase or repurchase occurs. To the extent that our net asset value per share for a class of shares on the most recent valuation date materially increases above or decreases below our net proceeds per share for such class of shares as stated in this prospectus, our board of directors may adjust the offering prices of such classes of shares and we may offer shares at a price that we believe reflects the net asset value per share of such class of shares more appropriately than the prior month’s net asset value per share (including by updating a previously disclosed offering price) or suspend our offering and/or our share repurchase program in cases where we believe there has been a material change (positive or negative) to our net asset value per share for a class of shares since the end of the prior month.

We will file a prospectus supplement or post-effective amendment to the registration statement with the SEC disclosing the adjusted offering prices and the effective date of such adjusted offering prices, and we will also post the updated information on our website at www.cnlstrategiccapital.com. If the new offering price per share for any of the classes of our shares being offered by this prospectus represents more than a 20% change in the per share offering price of our shares from the most recent offering price per share, we will file an amendment to the registration statement with the SEC. We will attempt to file the amendment on or before such time in order to avoid interruptions in the continuous offering of our shares; however, there can be no assurance that our continuous offering will not be suspended while the SEC reviews any such amendment and until it is declared effective. Investors may not know the purchase price per share at the time they submit their subscription agreements and could receive fewer shares than anticipated if our board of directors determines to increase the offering price.

Under applicable SEC rules, generally, an issuer may offer and sell securities in a continuous offering, like this offering, only until the third anniversary of the initial effective date of the registration statement under which the securities are being offered and sold. However, if, in accordance with SEC rules, a new registration statement is filed by the issuer before the end of that three-year period, then the continuous offering of securities covered by the prior registration statement (provided such continuous offering had commenced within three years of the initial effective date) may continue until the effective date of the new registration statement, if so permitted under the new registration statement. In such a circumstance, the issuer may also choose to enlarge the continuous offering by including on such new registration statement a further amount of securities, in addition to any unsold securities covered by the earlier registration statement. This prospectus also relates to the shares that we will offer under the distribution reinvestment plan. This offering must be registered in every state in which we offer or sell shares. Generally, such registrations are for a period of one year. Thus, we may have to stop selling shares in any state in which our registration is not renewed or otherwise extended annually. We reserve the right to terminate this offering at any time prior to the stated termination date.

Compensation Paid for Sales of Shares

Front-End Selling Commissions, Dealer Manager Fee and Discounts (Class A and Class T Shares)

Except for the special sales or volume discounts described later in this section, we will pay the Managing Dealer selling commissions of 7.00% of the sale price per Class A share for Class A shares sold in the primary offering and 2.00% of the sale price per Class T share for Class T shares sold in the primary offering. Reduced selling commissions will be paid with respect to certain volume discount sales of Class A shares. The Managing Dealer may reallow all or a portion of the selling commissions to participating broker-dealers as compensation for their services in soliciting and obtaining subscriptions. Except for certain special sales as described later in this section, we will also pay the Managing Dealer fee of 3.00% of the price of each Class A share or Class T share sold in the offering to the Managing Dealer for marketing the shares in connection with the offering, which includes coordinating the marketing of the shares with any participating broker-dealers. The Managing Dealer may, in its discretion, reallow all or a portion of this dealer manager fee to participating broker-dealers. With respect to certain sales of Class T shares, we may agree that the Managing Dealer may permit broker-dealers to reallocate a portion of the dealer manager fee to a selling commission, without changing the aggregate selling commission and dealer manager fee paid. Throughout this prospectus, we describe the maximum selling commissions and dealer manager fees assuming that such a reallocation has not occurred. You can obtain more information from the participating broker-dealer through which you purchase shares about the compensation it receives. We will not pay any selling commissions or dealer manager fees in connection with sales of Class I shares in the offering. No selling commissions or dealer manager fees will be paid on any Class A, Class T or Class I shares sold pursuant to the distribution reinvestment plan.

Purchases Net of Selling Commissions and Dealer Manager Fees

We expect the Managing Dealer to utilize multiple distribution channels to sell our shares, including through FINRA-registered broker-dealers, registered investment advisors and other financial intermediaries exempt from broker-dealer registration. Selling commissions and dealer manager fees generally will be paid in connection with such sales. However, in the event of the sale of Class A shares in our offering through certain categories of investors or certain investment advisory representatives as described below, we will waive some or all of the sales load, reflecting the fact that we will not pay the Managing Dealer the 7.00% selling commission and, in some cases, the 3.00% dealer manager fee on such Class A shares, as described in more detail below. We will not pay selling commissions or dealer manager fees in connection with the following special sales of Class A shares:

•	the purchase of Class A shares by directors, the Manager, the Sub-Manager or our affiliates or any of their or our officers, employees, or any family members of those individuals, any Plan established exclusively for the benefit of such persons or entities, or, if approved by our board of directors, our partners, consultants or other third party service providers;

•	the purchase of Class A shares by the directors, officers, registered representatives or employees of a participating broker-dealer (or family members of any of the foregoing) who requests and is entitled to purchase Class A shares net of selling commissions; and

•	the purchase of shares under our distribution reinvestment plan.

We will not pay selling commissions, but will pay the dealer manager fee, in connection with the following special sales of Class A shares in the offering:

•	the sale of Class A shares through registered investment advisors that are affiliated with or duly registered with a participating broker-dealer whom the investor has agreed to pay compensation for investment advisory services or other financial or investment advice (other than a broker-dealer who does not have a fixed or “wrap fee” feature or other asset fee arrangement with the investor);

•	the sale of Class A shares to investors whose contracts for investment advisory and related brokerage services include a fixed fee or fee-based program, also known as “wrap” accounts or the sale of Class A shares with participating broker-dealers with other alternative fee arrangements;

•	the sale of Class A shares to persons investing in a bank trust account with respect to which the authority for investment decisions made has been delegated to the bank trust department; and

•	the sale of Class A shares to investors through family offices or to an endowment, foundation, or pension fund.

In each of the four types of special sales specified directly above the dealer manager fee will be paid by us to the Managing Dealer, which may then reallow all or a portion of the dealer manager fee to the participating broker-dealer. Neither the Managing Dealer nor its affiliates will compensate any person engaged as an investment advisor by a potential investor as an inducement for such investment advisor to advise favorably for an investment in us. However, in the case of certain sales of Class A shares to the client of a registered investment advisor in which the registered investment advisor is affiliated with a participating broker-dealer that is a party to a participating broker agreement with the Managing Dealer, the Managing Dealer may reallow all or a portion of the dealer manager fee to the participating broker-dealer entity. If the registered investment advisor is not affiliated with a participating broker-dealer that is a party to a participating broker agreement with the Managing Dealer, the dealer manager fee will not be reallowed. We may also make certain sales directly to these groups or certain institutional investors designated by our management without a broker-dealer intermediary. For such direct sales, all selling commissions and dealer manager fees will be waived.

Additionally, the selling commission and dealer manager fees for purchases of Class A shares of more than $5,000,000 are negotiable. In connection with such transactions, the Managing Dealer may, in its sole discretion, aggregate multiple subscriptions as part of a combined order pursuant to a bona fide letter of intent with one or more subscribers. The selling commission and dealer manager fees paid will in all cases be the same for the same level of sales and once a price is negotiated with the initial purchaser, this will be the price for all purchases at that volume. In the event of a sale of more than $5.0 million, we will supplement this prospectus to include:

•	the aggregate amount of the sale;

•	the price per share paid by the purchaser; and

•	a statement that other similar investors wishing to purchase at that volume of securities will pay the same price for that volume of securities.

For purposes of the foregoing, “family members” means such person’s spouse, parents, children, brothers, sisters, grandparents, grandchildren, aunts, uncles, niece, nephew, cousins, and any such person who is so related by marriage such that this includes “step-“ and “-in-law” relations as well as such persons so related by adoption. In addition, participating brokers contractually obligated to their clients for the payment of fees on terms inconsistent with the terms of acceptance of all or a portion of the selling commissions and dealer manager fees may elect not to accept all or a portion of such compensation. In that event, such shares will be sold to the investor at a per share purchase price, net of all or a portion of the selling commissions and dealer manager fees. All sales must be made through a registered broker-dealer participating in this offering, and investment advisors must arrange for the placement of sales accordingly. The net proceeds to us will not be affected by reducing or eliminating selling commissions and dealer manager fees payable in connection with sales through registered investment advisors or bank trust departments.

Reallowance (Class A Shares and Class T Shares)

The Managing Dealer may reallow all or a portion of the dealer manager fee on Class A and Class T shares to participating broker-dealers. Generally, the Managing Dealer will reallow a portion of the dealer manager fees if the participating broker-dealer agrees to provide one or more of the following services:

•	internal marketing support personnel (such as telemarketers or a marketing director) to assist the Managing Dealer’s marketing team;

•	internal marketing communications vehicles, including, but not limited to, newsletters, conference calls, interactive applications and media, and internal mail to promote us and this offering;

•	provide access to registered representative lists, updated quarterly;

•	assistance to investors with reinvestments and repurchases;

•	maintaining the technology necessary to adequately service our investors, as otherwise associated with this offering; or

•	other services, as requested by investors from time to time.

Other Compensation

We may also reimburse the Managing Dealer and/or participating broker-dealers for certain costs and expenses associated with the offering or the facilitation of the marketing of our shares, including technology fees related to the marketing of share, certain wholesaling activities, certain legal expenses, the costs and expenses of sales training meetings or participating broker-dealer sponsored conferences. Such reimbursements will be deemed to be underwriting compensation and will be paid out of existing selling commissions and/or dealer manager fees. The Managing Dealer may also provide permissible forms of non-cash compensation pursuant to FINRA Rule 2310(c) to its registered representatives and to participating broker-dealers, which will be paid for out of selling commissions and/or dealer manager fees, such as:

•	an occasional meal, a ticket to a sporting event or the theater, or comparable entertainment which is neither so frequent nor so extensive as to raise any question of propriety and is not preconditioned on achievement of a sales target;

•	gifts that do not exceed on aggregate of $100 (or other amount fixed periodically by the FINRA Board of Governors) per person and are not conditioned on achievement of a sales target; or

•	other forms of non-cash compensation.

In addition, the sponsor or its affiliates may pay the Managing Dealer, without reimbursement by us, additional amounts in order to fund certain of the Managing Dealer’s costs and expenses related to the distribution of the offering, including compensation of certain registered employees of the Managing Dealer. Such payments will be considered underwriting compensation subject to the 10% underwriting compensation limit. We will also reimburse the Managing Dealer and/or participating broker-dealers for reasonable out-of-pocket due diligence expenses that are incurred by the Managing Dealer and/or participating broker-dealers and, provided that such expenses are detailed on itemized invoices. We may also pay for or reimburse the cost of bona fide training and education meetings held by us or the Managing Dealer. Such due diligence and training and education costs expenses will not be classified as underwriting compensation.

The table and discussion below summarizes the applicable upfront selling commission and dealer manager fees in connection with this offering all of which are deemed to be underwriting compensation.

Managing Dealer and Broker-Dealer Compensation

	Maximum Aggregate(1)		Percent of the Gross Offering Proceeds Raised From Sales of the Respective Share Class
Class A Shares
Selling Commission	$1,750,000		7.00%
Dealer Manager Fee	$750,000		3.00%
Class T Shares
Selling Commission	$8,000,000		2.00%
Dealer Manager Fee	$12,000,000		3.00%
Annual Distribution and Shareholder Servicing Fees	—	(2)	— (2)
Class I Shares
Annual Distribution and Shareholder Servicing Fees	—	(2)	— (2)

(1)	This table assumes that we sell all of the shares offered by this prospectus, that no shares are reallocated between the offering and the distribution reinvestment plan, that 5%, 80% and 15% of the gross offering proceeds are from Class A shares, Class T shares and Class I shares, respectively, and that all shares are sold through distribution channels associated with the highest possible selling commissions and dealer manager fees.
(2)	See “—Annual Distribution and Shareholder Servicing Fee (Class T and Class I Shares Only)” below for a description of the annual distribution and shareholder servicing fee.

Under FINRA rules, the aggregate of all underwriting compensation payable in connection with this offering, including selling commissions, dealer manager fees and annual distribution and shareholder servicing fees, may not exceed 10% of gross offering proceeds from our primary offering. The Managing Dealer will monitor the aggregate amount of underwriting compensation paid in connection with this offering to ensure that we comply with the underwriting compensation limits of applicable FINRA rules described above. In addition to the limits on underwriting compensation, FINRA and many states also limit our total organization and offering expenses to 15% of gross offering proceeds. See “Estimated Use of Proceeds” for a description of other organization and offering expenses expected to be incurred in connection with this offering.

Annual Distribution and Shareholder Servicing Fee (Class T and Class I Shares Only)

Beginning four full calendar quarters after we satisfy the minimum offering requirement, we will also pay the Managing Dealer an annual distribution and shareholder servicing fee, subject to certain limits, with respect to our Class T and Class I shares (including Class T Shares and Class I shares sold through the distribution reinvestment plan and those received as share distribution) in an annual amount equal to 1.00% and 0.50%, respectively, of our current net asset value per share, as disclosed in our periodic or current reports, payable on a quarterly basis. The annual distribution and shareholder servicing fee will be payable in arrears on a quarterly basis. The Managing Dealer may reallow all or a portion of the annual distribution and shareholder servicing fee to the broker-dealer who sold the Class T or Class I shares or, if applicable, to a servicing broker-dealer of the Class T or Class I shares or a fund supermarket platform featuring Class I shares, so long as the broker-dealer or financial intermediary has entered into a contractual agreement with the Managing Dealer that provides for such reallowance. The annual distribution and shareholder servicing fees is an ongoing fee that will be allocated among all Class T and Class I shares, respectively, and will not be paid at the time of purchase. Eligibility to receive the annual distribution and shareholder servicing fee is conditioned on a participating broker-dealer providing the following ongoing services with respect to the Class T and Class I shares: assistance with recordkeeping, answering investor inquiries regarding us, including regarding distribution payments and reinvestments, helping investors understand their investments upon their request, and assistance with share repurchase requests.

We will cease paying the annual distribution and shareholder servicing fee with respect to Class T shares held in any particular account, and those Class T shares will convert into a number of Class A shares determined by multiplying each Class T share to be converted by the applicable “Conversion Rate” described herein, on the earlier of (i) a listing of the Class A shares on a national securities exchange; (ii) a merger or consolidation of the company with or into another entity, or the sale or other disposition of all or substantially all of our assets; (iii) after the termination of the primary offering in which the initial Class T shares in the account were sold, the end of the month in which total underwriting compensation paid in the primary offering is not less than 10% of the gross proceeds of the primary offering from the sale of Class A, Class T and Class I shares; and (iv) the end of the month in which the total underwriting compensation paid in any particular account with respect to such Class T shares purchased in the offering, comprised of the dealer manager fees, selling commissions, and annual distribution and shareholder servicing fees, is not less than 10% of the gross offering price of those Class T shares purchased in such primary offering (excluding shares purchased through our distribution reinvestment plan and those shares received as a share or dividends). If we redeem a portion, but not all of the Class T shares held in a shareholder’s account, the total underwriting compensation limit and amount of underwriting compensation previously paid will be prorated between the Class T shares that were redeemed and those Class T shares that were retained in the account. Likewise, if a portion of the Class T shares in a shareholder’s account is sold or otherwise transferred in a secondary transaction, the total underwriting compensation limit and amount of underwriting compensation previously paid will be prorated between the Class T shares that were transferred and the Class T shares that were retained in the account.

We will cease paying the annual distribution and shareholder servicing fee with respect to Class I shares held in any particular account, and those Class I shares will convert into a number of Class A shares determined by multiplying each Class I share to be converted by the applicable “Conversion Rate” described herein, on the earlier of (i) a listing of the Class A shares on a national securities exchange; (ii) a merger or consolidation of the company with or into another entity, or the sale or other disposition of all or substantially all of our assets; (iii) after the termination of the primary offering in which the initial Class I shares in the account were sold, the end of the month in which total underwriting compensation paid in the primary offering is not less than 10% of the gross proceeds of the primary offering from the sale of Class A, Class T and Class I shares; and (iv) the end of the month in which the total underwriting compensation paid in any particular account with respect to such Class I shares purchased in the offering, comprised of the dealer manager fees, selling commissions, and annual distribution and shareholder servicing fees, is not less than 10% of the gross offering price of those Class I shares purchased in such primary offering (excluding shares purchased through our distribution reinvestment plan and those received as dividends). If we redeem a portion, but not all of the Class I shares held in a shareholder’s account, the total underwriting compensation limit and amount of underwriting compensation previously paid will be prorated between the Class I shares that were redeemed and those Class I shares that were retained in the account. Likewise, if a portion of the Class I shares in a shareholder’s account is sold or otherwise transferred in a secondary transaction, the total underwriting compensation limit and amount of underwriting compensation previously paid will be prorated between the Class I shares that were transferred and the Class I shares that were retained in the account.

The “Conversion Rate” with respect to Class T shares will be equal to the quotient, the numerator of which is the estimated value per Class T share (including any reduction for annual distribution and shareholder servicing fees as described herein) and the denominator of which is the estimated value per Class A share. The “Conversion Rate” with respect to Class I shares will be equal to the quotient, the numerator of which is the estimated value per Class I share (including any reduction for annual distribution and shareholder servicing fees as described herein) and the denominator of which is the estimated value per Class A share.

We will further cease paying the annual distribution and shareholder servicing fee on any Class T or Class I share that is redeemed or repurchased, as well as upon our dissolution, liquidation or the winding up of our affairs, or a merger or other extraordinary transaction in which the company is a party and, with respect to Class T shares, in which the Class T shares as a class are exchanged for cash or other securities, or, with respect to Class I shares, in which the Class I shares as a class are exchanged for cash or other securities. If we liquidate (voluntarily or otherwise), dissolve or wind up our affairs, then, immediately before such liquidation, dissolution or winding up, our Class T shares and Class I shares will automatically convert to Class A shares at the applicable Conversion Rate and our net assets, or the proceeds therefrom, will be distributed to the holders of Class A shares, which will include all converted Class T shares and Class I shares, in accordance with their proportionate interests.

With respect to the conversion of Class T shares or Class I shares into Class A shares described above, each Class T share or Class I share, as applicable, will convert into an equivalent amount of Class A shares based on the respective estimated net asset value per share for each class. Following the conversion of their Class T shares or Class I shares into Class A shares, those shareholders continuing to participate in our distribution reinvestment plan will receive Class A shares going forward at the then-current distribution reinvestment price per Class A share, which may be higher than the distribution reinvestment price that they were previously paying per Class T share or Class I share, as applicable.

The aggregate amount of underwriting compensation for the Class A shares, Class T shares and Class I shares, including the annual distribution and shareholder servicing fees for the Class T shares and Class I shares, will not exceed FINRA’s 10% cap on underwriting compensation.

Volume Discounts (Class A Shares Only)

In connection with the purchase of a certain minimum number of Class A shares by an investor who does not otherwise qualify for the reduction in selling commissions described above, the amount of selling commissions otherwise payable to the Managing Dealer (and reallowable by the Managing Dealer to a participating broker) may be reduced in accordance with the following schedule:

		Maximum Reallowable Commissions on Sales per Incremental Share in Volume Discount Range
Amount of Shares Purchased	Purchase Price per Incremental Class A Share in Volume Discount Range	Percent	Dollar Amount
Up to $500,000	$11.11	7.00%	$0.778
$500,001—$750,000	$11.00	6.00%	$0.660
$750,001—$1,000,000	$10.89	5.00%	$0.544
$1,000,001—$2,500,000	$10.78	4.00%	$0.431
$2,500,001—$5,000,000	$10.67	3.00%	$0.320

We will apply the reduced selling price per share and selling commissions to the incremental shares within the indicated range only. Thus, for example, a total subscription amount of $1,250,000 would result in the purchase of 113,893.722 shares at a weighted average purchase price of $10.98 per share as shown below:

•	$500,000 at $11.11 per share = 45,004.500 shares (7.00% selling commission + 3.00% dealer manager fee);

•	$250,000 at $11.00 per share = 22,729.546 shares (6.00% selling commission + 3.00% dealer manager fee);

•	$250,000 at $10.89 per share = 22,961.480 shares (5.00% selling commission + 3.00% dealer manager fee); and

•	$250,000 at $10.78 per share = 23,198.196 shares (4.00% selling commission + 3.00% dealer manager fee).

To the extent requested in writing by an investor as described below, our volume discount is cumulative. To the extent an investor’s cumulative purchases qualify for a volume discount, the investor’s purchase will qualify for a volume discount equal to (i) the volume discount for the applicable individual purchase or (ii) to the extent the subsequent purchase when aggregated with the prior purchase(s) qualifies for a greater volume discount, a greater discount.

Subscriptions may be combined for the purpose of determining volume discounts described above in the case of subscriptions made by any purchaser, provided all shares are purchased through the same Managing Dealer, participating broker-dealer or registered investment advisor. Further, subscriptions made by a purchaser through separate accounts may also be combined for the purpose of determining volume discounts to the extent that the accounts share the same primary account holder, as determined by the account tax identification number, or share the same tax identification number as a beneficiary of the account. The discounts will be prorated among the separate subscribers considered to be a single purchaser. An individual and his or her spouse who purchases our shares for their own accounts will be considered a single purchaser. Subscriptions made through separate accounts will be considered a single purchaser if the accounts have a common primary account holder or account beneficiary, as determined by the tax identification number. For purposes of applying such discounts, shares purchased pursuant to our distribution reinvestment plan on behalf of a participant in the distribution reinvestment plan will not be combined with other subscriptions for shares by the investor. Any reduction in selling commissions and/or dealer manager fees will reduce the effective purchase price per share but will not alter the proceeds available to us as a result of such sale. For purposes of distributions, investors who receive a discounted purchase price will receive higher returns on their investments in our shares than investors who do not receive a discounted purchase price.

Indemnification of the Managing Dealer and Participating Broker-Dealers

To the extent permitted under applicable law and our LLC Agreement, we have agreed to indemnify the Managing Dealer, participating broker-dealers, and participating registered investment advisers against certain liabilities arising under the Securities Act and liabilities arising from breaches of our representations and warranties contained in the Managing Dealer Agreement. To the extent permitted under applicable law and our LLC Agreement, the Managing Dealer has agreed to indemnify us and our officers and directors against certain liabilities arising under the Securities Act and liabilities arising from breaches of our representations and warranties contained in the Managing Dealer Agreement.

Subscription Procedures

Once we have received the minimum offering amount, we will schedule weekly closings on subscriptions received and accepted by us. Subscriptions will be effective only upon our acceptance, and we reserve the right to reject any subscription in whole or in part. We schedule weekly closings for subscriptions to our shares. However, there is no assurance that your subscription will close on the next succeeding week following your subscription date. After we have met our minimum offering requirement, funds received in connection with a subscription will be placed in a non-interest-bearing escrow account pending closing. We are not permitted to accept a subscription for shares of our common stock until at least five (5) business days after the date you receive this prospectus. Subscriptions will be accepted or rejected within thirty (30) calendar days of receipt by us. If your subscription is rejected, all subscription funds will be returned to you without deduction for any expenses within ten (10) business days from the date the subscription is rejected.

All subscribers must complete and execute our subscription agreement in the form set forth as Appendix B to this prospectus in order to purchase shares in the offering. Subscription agreements may be executed by investors with either a physical or, in certain jurisdictions where permitted, an electronic signature. All subscriptions for shares must be accompanied by a check or a wire payment for the full amount of the purchase price for the shares.

Until such time as we have raised the minimum offering amount and broken escrow, each participating broker will instruct subscribers to make checks payable to “UMB Bank, N.A., Escrow Agent for CNL Strategic Capital, LLC” and payment wires are to be transmitted directly to the escrow account. Completed subscription agreements and the subscribers’ checks will be sent directly to the transfer agent by the participating broker-dealers, and our transfer agent will deliver such checks to the escrow agent no later than the close of business on the day that the transfer agent receives the checks.

Once we have raised the minimum offering amount and broken escrow, checks may be made payable to “CNL Strategic Capital, LLC” and wires are to be transmitted directly to the escrow account as indicated on the subscription agreement. Subscription funds will be deposited into a non-interest bearing reconciliation account for no more than one business day. Subscription funds held in the non-interest bearing account following the escrow period do not accrue interest or any other benefits to you. The investment proceeds will be transferred to our operating account no later than the close of business on the first business day following the day the funds were placed into the reconciliation account.

If the participating broker-dealer’s internal supervisory procedures must be conducted at the same location at which subscription documents and checks are received from subscribers, the participating broker-dealer will deliver such checks to our transfer agent no later than the close of business on the first business day after receipt of checks for subscriptions. If the participating broker-dealer maintains a branch office, and, pursuant to a participating broker-dealer’s internal supervisory procedures, final internal supervisory review is conducted at a different location, the branch office will transmit the subscription documents and check to the office of the participating broker-dealer conducting such internal supervisory review by the close of business on the first business day following the receipt of the subscription documents by the branch office. Additionally, in these cases, the participating broker-dealer will review the subscription documents and subscriber’s check to ensure their proper execution and form and, if they are acceptable, transmit the check to our transfer agent by the close of business on the first business day after the check is received by such other office of the participating broker-dealer.

All subscription documents will be sent to our transfer agent. Once our transfer agent receives subscription documents as set forth above, it will make a determination regarding whether or not the investor’s subscription documents are in good order. If the investor’s subscription documents are found to be in good order, then the investor’s funds will remain in escrow pending our receipt and acceptance of subscriptions for the minimum offering amount. If the subscription documents are rejected for any reason, we will instruct the escrow agent to promptly issue a refund payment payable to the subscriber to be transmitted to our transfer agent for return to the subscriber. DST is our transfer agent. Its telephone number is (866) 650-0650. Its address is CNL Strategic Capital, LLC, c/o DST Systems, Inc., 430 W. 7th Street, Suite 219001, Kansas City, Missouri 64105.

By executing a subscription agreement, you agree to be bound by each of the terms and conditions of our LLC Agreement and are granting power of attorney to the Manager which allows you to be one of our shareholders even though shareholders do not actually sign the LLC Agreement. We may not accept a subscription for shares until at least five business days after the date you receive the final prospectus. You will receive a confirmation of your purchase. If a subscriber’s check does not clear or a wire is not received in good order, then the subscriber will not be admitted as a shareholder and will not be entitled to any distributions.

Suitability Standards

Our sponsor and each person selling shares on our behalf have the responsibility to make every reasonable effort to determine that the purchase of shares in this offering is a suitable and appropriate investment based on information provided by a prospective investor regarding the investor’s financial situation and investment objectives. In making this determination, our sponsor and those selling shares on our behalf have a responsibility to ascertain that the prospective investor meets the minimum income and net worth standards set forth under “Suitability Standards” and:

•	can reasonably benefit from an investment in our shares based on the subscriber’s overall investment objectives and portfolio structure;

•	is able to bear the economic risk of the investment based on the subscriber’s overall financial situation; and

•	has apparent understanding of the fundamental risks of the investment, including the risk that the subscriber may lose the entire investment, the lack of liquidity of our shares, the restrictions on transferability of our shares, the background and qualifications of the Manager, the Sub-Manager and their respective affiliates and the tax consequences of the investment.

When determining an investor’s suitability, participating broker-dealers rely on relevant information provided by the investor, including information as to the investor’s age, investment objectives, investment experience, income, net worth, financial situation, other investments and any other pertinent information; however, each such investor and the participating broker should be aware that determining investor suitability is the responsibility of the participating broker alone. Furthermore, each participating broker is required to maintain, for the period required by applicable laws and regulations, records of the information used to determine that an investment in our shares is suitable and appropriate for each investor.

Minimum Offering Requirement

Your investment must be submitted with the subscription agreement. We, the Managing Dealer, and participating broker-dealers will solicit subscriptions but will not sell any shares unless we meet our minimum offering requirement. Our minimum offering requirement will be met when we raise gross proceeds from the sale of shares of shares in this offering or in separate private placement transactions outside of this offering of $2,000,000 within one year after the date of this prospectus. Until we sell $2,000,000 in shares of shares, your subscription funds will be held in escrow. If we do not sell at least $2,000,000 in shares of shares within one year, this offering will terminate and your funds will be returned promptly to you. Purchases of shares of our shares in this offering or in separate private placement transactions outside of this offering by our officers, our board of directors, or the Manager, the Sub-Manager and their respective affiliates will count toward satisfaction of the minimum offering requirement. For the shares purchased by CNL, FINRA considers the difference between discounted offering price per share paid for these shares and the initial public offering price per share to be underwriting compensation. As a result, such shares are subject to a lock-up pursuant to FINRA Rule 5110(g)(1). Such shares shall not be sold during this offering or sold, transferred, assigned, pledged, or hypothecated, or be the subject of any hedging, short sale, derivative, put, or call transaction that would result in the effective economic disposition of the shares by any person for a period of 180 days immediately following the date of effectiveness of this offering, except as provided in FINRA Rule 5110(g)(2). All forms of underwriting compensation payable to shareholders of FINRA participating in an offering may not exceed 10% of gross offering proceeds, excluding proceeds from a distribution reinvestment plan. Pending satisfaction of the minimum offering requirement, all subscription payments will be placed in an interest-bearing account held by our designated escrow agent in trust for our subscribers’ benefit. If we do not satisfy the minimum offering requirement within one year from the effective date of this prospectus, we will promptly return all funds to subscribers (including interest paid thereon). Proceeds held in escrow will not incur any fees or expenses. We will bear all expense of the escrow account. After meeting our minimum offering requirement, the funds in the escrow account will be released to us and the subscribing investors will be admitted as shareholders in the company within 10 days.

Liquidity of Prior Programs

FINRA shareholder firms selling certain non-traded direct participation programs are required to disclose all pertinent facts relating to the liquidity and marketability of the program, including whether prior programs offered by the program sponsor liquidated on or around the date or time period disclosed in the prospectuses for those programs. Affiliates of CNL previously sponsored four non-traded public real estate investment trust programs and currently sponsor four additional non-traded public real estate investment trust programs and two non-traded business development companies. The four prior non-traded public real estate investment trust programs have gone full cycle, meaning from raising initial capital to payout, and, for those programs in which the prospectus disclosed a date by which the program might be liquidated, all were liquidated prior to such projected date. Both of the current non-traded business development companies and three current non-traded public real estate investment trust programs are also within the liquidity time period disclosed in the prospectuses for those programs but have not yet been liquidated. One of the non-traded public real estate investment trust programs has delayed an investor’s stated liquidity event beyond the date contemplated in the program’s offering document. The Managing Dealer has served as the Managing Dealer for all of the above referenced non-traded direct participation programs.

REPORTS TO SHAREHOLDERS

We will provide periodic reports to shareholders regarding our operations over the course of the year. Financial information contained in all reports to shareholders will be prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States and the American Institute of Certified Public Accountants, or AICPA, Audit and Accounting Guide for Investment Companies. IRS Schedule K-1s will be mailed to the shareholders for each calendar year as soon as reasonably practicable, but no later than 90 days after the end of such year. Our annual report on Form 10-K, which will include financial statements audited and reported upon by independent public accountants, will be furnished within 120 days following the close of each fiscal year, or such shorter period as may be required by law. Our quarterly report on Form 10-Q will be furnished within 45 days after the close of each quarterly fiscal period, or such shorter period as may be required by law. The annual financial statements will contain or be accompanied by a complete statement of transactions with the Manager, the Sub-Manager and our sponsor or their respective affiliates and of compensation and fees paid or payable by us to the Manager, the Sub-Manager and their respective affiliates. The annual report will also contain an estimated value per share, the method by which that value was determined, and the date of the data used to develop the estimated value. We expect that we will commence an estimation of the net asset value per share commencing with the first full calendar month after the minimum offering requirement is satisfied. Our annual reports on Form 10-K and quarterly reports on Form 10-Q, as well as our current reports on Form 8-K, will be available on the SEC’s website at www.sec.gov. See “Available Information.”

We may also receive requests from shareholders and their investment or financial advisors to answer specific questions and report to them regarding our operations over the course of the year utilizing means of communication in addition to the periodic written reports referred to in the previous paragraph. Personnel from the Managing Dealer and the Manager’s investor relations groups will endeavor to meet any such reasonable request electronically or in person. We expect that the costs not material to our total operation budget will be incurred to provide this shareholder service.

Subject to availability, you may authorize us to provide prospectuses, supplements, annual reports and other information electronically by registering your attention at www.cnlstrategiccapital.com/gopaperless. Unless you elect to receive such documents and information electronically, they will be provided in paper form by U.S. mail. You must have Internet access to use electronic delivery. While we impose no additional charge for this service, there could be costs associated with electronic delivery, such as on-line access charges. In addition, all such documents and information may be accessed and printed from our website. As documents and information become available, if we have your e-mail address on record, we will notify you by sending you an e-mail message, which will include instructions on how to retrieve the document. If our e-mail notification is returned to us as “undeliverable,” we will contact you to obtain your updated e-mail address. If we are unable to obtain a valid e-mail address for you, we will resume sending paper copies by regular U.S. mail to your address of record. You may revoke your consent for electronic delivery at any time and we will resume sending you paper copies of all documents that we are required to provide to you. However, in order for us to be properly notified, your revocation must be given to us within a reasonable time before electronic delivery has commenced. We will provide you with paper copies at any time upon request. Such request will not constitute revocation of your consent to receive required documents electronically.

REINVESTMENT AGENT, TRANSFER AGENT AND REGISTRAR,
AND ESCROW AGENT

DST Systems, Inc. acts as our reinvestment agent, transfer agent and registrar. The principal business address of DST Systems, Inc. is 430 W. 7th Street, Suite 219001, Kansas City, MO 64105, telephone number: (866) 650-0650.

UMB Bank, N.A. is our escrow agent. The principal business address of our escrow agent is 1010 Grand Boulevard, 4th Floor, Kansas City, Missouri 64106 and its telephone number is 816-860-3017.

SUPPLEMENTAL SALES MATERIAL

In addition to this prospectus, we intend to use supplemental sales material in connection with the offering of our shares, but only in permitted jurisdictions and only when accompanied by or preceded by the delivery of this prospectus, as supplemented. Some or all of the sales material may not be available in certain jurisdictions. No sales material may be used unless it has first been approved by us in writing and cleared by the appropriate regulatory agencies. Clearance, if provided, does not, however, indicate that the regulatory agency allowing the use of the materials has passed on the merits of the offering or the adequacy or accuracy of the materials. We anticipate that sales materials will be provided in various electronic formats to participating brokers for their internal use as well as for use with potential investors. The electronic formats we anticipate using may include, but are not limited to: viewable and downloadable data from an access-controlled website, CD-ROM, diskette, memory sticks and email. As of the date of this prospectus, we anticipate that the following sales material may be used in connection with this offering:

•	a brochure entitled “CNL Strategic Capital, LLC”;

•	a fact card describing our general features;

•	a cover letter transmitting the prospectus;

•	a summary of our businesses and other assets;

•	an electronic interactive media;

•	a summary description of the offering;

•	a presentation about us;

•	a script for telephonic marketing;

•	participating broker-dealer updates;

•	flyers describing our recent acquisitions;

•	sales support pieces;

•	seminar advertisements and invitations;

•	certain third-party articles;

•	industry-specific information piece reprints;

•	distribution pieces;

•	website material;

•	online investor presentations and webinars; and

•	client seminars and seminar advertisements and invitations.

This sales material may also include information relating to this offering, the past performance of the Manager, the Sub-Manager and their respective affiliates, and investments. In addition, the sales material may contain quotes from various publications without obtaining the consent of the author or the publication for use of the quoted material in the sales material. We also may respond to specific questions from participating brokers and prospective investors. Additional materials relating to the offering may be made available to participating broker-dealers for their internal use.

We are offering shares in this offering only by means of this prospectus. Although the information contained in the supplemental sales material will not conflict with any of the information contained in this prospectus, such sales material does not purport to be complete, and should not be considered (i) a part of this prospectus or the registration statement of which this prospectus is a part, (ii) to be incorporated by reference in this prospectus or said registration statement, or (iii) as forming the basis of the offering of the shares.

LEGAL MATTERS

The validity of the shares offered by us in this offering will be passed upon for us by Clifford Chance US LLP.

EXPERTS

The consolidated statement of assets and liabilities of CNL Strategic Capital, LLC as of     , 2016 has been included herein and in the registration statement in reliance upon the report of          , independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

AVAILABLE INFORMATION

We have filed with the SEC a registration statement on Form S-1, together with all amendments and related exhibits, under the Securities Act, with respect to our shares offered by this prospectus. The registration statement contains additional information about us and our shares being offered by this prospectus.

We will file with or submit to the SEC annual, quarterly and current reports, proxy statements and other information meeting the informational requirements of the Exchange Act. You may inspect and copy these reports, proxy statements and other information, as well as the registration statement and related exhibits and schedules, at the Public Reference Room of the SEC at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains reports, proxy and information statements and other information filed electronically by us with the SEC. The address of this website is http://www.sec.gov. All summaries contained herein of documents which are filed as exhibits to the registration statement are qualified in their entirety by this reference to those exhibits. Copies of these reports, proxy and information statements and other information may be obtained, after paying a duplicating fee, by electronic request at the following e-mail address: publicinfo@sec.gov, or by writing the SEC’s Public Reference Section, 100 F Street, N.E., Washington, D.C. 20549.

APPENDIX A: PRIOR PERFORMANCE TABLES

The following unaudited prior performance tables disclose certain information relating to the performance, operations and investment for certain private funds sponsored by LLCP and its affiliates. We have presented prior programs that have business objectives similar to ours and for certain other prior programs that do not have business objectives similar to ours, as required by applicable SEC guidance.

This information should be read together with the summary information included in the “Prior Performance of the Manager, the Sub-Manager and Their Respective Affiliates” section of this prospectus.

The purpose of this prior performance information is to enable investors to evaluate accurately the experience of LLCP and its affiliates in sponsoring programs. The inclusion of the prior performance tables does not imply that we will make investments comparable to those reflected in the prior performance tables or that investors in our shares will experience returns, if any, comparable to returns experienced in the programs referred to in the prior performance tables. By purchasing shares in this offering, you will not acquire any ownership interest in any prior programs to which the prior performance tables relate. Further, the private funds discussed in this section were conducted through privately held entities that were subject neither to the up-front commissions, fees and other expenses associated with this offering nor all of the laws and regulations that will apply to us as a publicly offered company.

The following tables are included herein:

Table I -	Experience in Raising and Investing Funds

Table II -	Compensation to Sponsor

Table III -	Operating Results of Prior Private Funds

Table IV -	(Omitted) Results of Completed Private Funds has been omitted since none of the prior programs has completed its operations during the five year period ended December 31, 2016.

Table V -	Sales of Investments

TABLE I

EXPERIENCE IN RAISING AND INVESTING FUNDS

Table I provides a summary of the experience of LLCP as a sponsor in raising and investing funds in programs for which the offerings have closed during the three year period ended December 31, 2016.

Year Ended December 31, 2016

($ in thousands)	LLCP V	LMM Fund	Europe Fund

Dollar amount offered

Dollar amount raised

Length of offering (in months)

Months to invest 90% of amount available for investment (measured from beginning of offering)

TABLE II

COMPENSATION TO SPONSOR

Table II summarizes the aggregate payments made to LLCP as a sponsor by certain prior programs for which the offerings have closed during the three year period ended December 31, 2016.

($ in thousands)	LLCP V	LMM Fund	Europe Fund	Other Programs

Date offering commenced

Dollar amount raised

Aggregate compensation paid or reimbursed to the sponsor or its affiliates

TABLE III

OPERATING RESULTS OF CERTAIN PRIOR PROGRAMS

Table III summarizes the operating results of certain prior programs sponsored by LLCP, the offerings of which have closed during the five year period ended December 31, 2016.

	LLCP V
	Year Ended December 31
	2012	2013	2014	2015	2016
Summary Operating Results

Summary Statements of Cash Flows

Amount and Source of Cash Distributions

Summary Balance Sheet

	LMM Fund
	Year Ended December 31
	2012	2013	2014	2015	2016
Summary Operating Results

Summary Statements of Cash Flows

Amount and Source of Cash Distributions

Summary Balance Sheet

	PCS Fund
	Year Ended December 31
	2012	2013	2014	2015	2016
Summary Operating Results

Summary Statements of Cash Flows

Amount and Source of Cash Distributions

Summary Balance Sheet

Europe Fund
Year Ended December 31
	2012	2013	2014	2015	2016
Summary Operating Results

Summary Statements of Cash Flows

Amount and Source of Cash Distributions

Summary Balance Sheet

TABLE V

SALES OF INVESTMENTS

Table V presents summary information on the results of sales of companies from certain prior programs sponsored by LLCP with business objectives similar to ours during the three year period ended December 31, 2016.

Year Ended December 31, 2016

($ in thousands)	Operating Company	Industry	Date Acquired	Date of Sale	Investment Cost	Sales Proceeds

LLCP III

LLCP IV

SBIC Fund

APPENDIX B: FORM OF SUBSCRIPTION AGREEMENT

B-1

CNL *Strategic Capital*

1. INVESTMENT AMOUNT

Subscription Amount $ ☐ Additional Investment

2. SHARE CLASS

☐ **A Share**
☐ Net of Commission *(By a financial advisor on his/her own behalf.)*
☐ Wrap/Advisory Agreement *(Not all broker-dealers are eligible for advisory business.)*

☐ **T Share** ☐ **I Share**

3. FORM OF OWNERSHIP (Please select one option only.)

Non-Qualified Account:

Single Owner

☐ Individual ☐ Individual with Transfer on Death[1]

Multiple Owners (all parties must sign and initial)

☐ Joint Tenants with Right of Survivorship ☐ Joint Tenants with Transfer on Death[1] ☐ Community Property

Trust

☐ Taxable Trust ☐ Tax-Exempt Trust

Name of Trust

Tax ID Number

Minor Account

☐ Uniform Gift to Minors Act ☐ Uniform Transfers to Minors Act

State of

Minor's Date of Birth

Qualified Plan Account:

☐ Traditional IRA ☐ SEP/IRA
☐ Rollover IRA ☐ Beneficial IRA[2]
☐ ROTH IRA

[2] Beneficial Decedent

Other Account:

☐ C Corporation ☐ S Corporation
☐ Non-Profit Organization ☐ Partnership
☐ Pension Plan ☐ Profit Sharing Plan
☐ Other ☐ Disregarded Entity

Entity Name

Tax ID Number

FATCA Reporting

Exempt Payee Code (if any)

Exemption from FATCA Reporting Code (if any)

4. CUSTODIAN INFORMATION (If applicable)

Name

Tax ID Number

Address

Custodian/Brokerage Account Number

City

State

Zip Code

9.10.16

Page 1

CNL Strategic Capital

Subscription Agreement for CNL Strategic Capital (Referred to herein as the “Company”).

The undersigned hereby submits this Subscription Agreement and applies for the purchase of the dollar amount of the selected class of common stock of the Company, a Delaware limited liability company, (referred to herein as the “Shares”) pursuant to the terms and conditions of the Company’s prospectus, as amended and supplemented (the “Prospectus”), the Company’s limited liability company operating agreement, and as set forth below.

1. INVESTMENT AMOUNT

Minimum initial investment is $5,000. See Section 9 for delivery and wire instructions.

Subscription Amount $       Additional Investment

2. SHARE CLASS

A Share     T Share     I Share

Net of Commission      Wrap/Advisory Agreement

(By a financial advisor on his/her own behalf.)     (Not all broker-dealers are eligible for advisory business.)

3. FORM OF OWNERSHIP (Please select one option only.)

Non-Quali_ed Account:      Quali_ed Plan Account:

Single Owner

Traditional IRA      SEP/IRA Individual      Individual with Transfer on Death1 Rollover IRA      Bene_cial IRA2 Multiple Owners (all parties must sign and initial)      ROTH IRA      2 Bene_cial Decedent Joint Tenants with Right of       Joint Tenantswith Transfer       Community Property Survivorship     on Death1

Other Account:

1 Ownership options with Transfer on Death require a Transfer on Death form, available at CNLStrategicCapital.com.

C Corporation      S Corporation

Trust

Non-Pro_t Organization      Partnership Taxable Trust      Tax-Exempt Trust Pension Plan      Pro_t Sharing Plan Name of Trust Tax ID Number Other      Disregarded Entity Entity Name

Minor Account

Uniform Gift to       Uniform Transfers to       Minors Act     Minors Act     Tax ID Number State of     Minor’s Date of Birth

0000

FATCA Reporting

Exempt Payee Code (if any)       Exemption from FATCA Reporting Code (if any)

4. CUSTODIAN INFORMATION (If applicable)

Name       Tax ID Number

Address      Custodian/Brokerage Account Number

City      State       Zip Code

CNL Client Services Toll-Free 866-650-0650 Fax 877-694-1116 CNLStrategicCapital.com

5. INVESTOR INFORMATION

Investor/Trustee Name Social Security or Tax ID Number Date of Birth

Co-Investor/Trustee Name (if applicable)       Social Security or Tax ID Number       Street Address

City       State       Zip Code

Daytime Phone Number       Evening Phone Number

Mailing Address (optional)

City       State       Zip Code

Citizenship (select one)

Country       U.S. citizen      Resident Alien      Non-resident Alien (Form W-8BEN is required)       outside the United States U.S. citizen residing

6. DISTRIBUTION INSTRUCTIONS

If no election is selected, a cash distribution will be sent to the investor’s address of record provided in Section 5 or to the custodian indicated in Section 4, as applicable.

Distribution Reinvestment Plan (DRP):      Complete information below if you selected

Reinvest in Shares of CNL Strategic Capital.      “Send a check to Brokerage Account or Other Account”

Refer to the prospectus for the terms of the DRP.

Financial Institution/Third Party

Cash Distributions (check one only)

Mail a check to Custodian’s address in Section 4      For the Bene_t of

(custodial accounts only).

      Mail a check to Investor/Trustee address in      Account Number Section 5 (non-custodial accounts only).

Send a check to Brokerage Account or Other Account.      Address Complete information to the right (non-custodial accounts only).

City       Electronically deposit. Complete information to the right (non-custodial accounts only).

The Company is authorized to deposit distributions to the checking,      State Zip Code savings or brokerage account indicated above. This authority will remain in force until the Company is noti_ed otherwise in writing. If the Company       erroneously deposits funds into the account, the Company is authorized to debit the account for an amount not to exceed the amount of the      Complete information below if you selected “Electronically deposit”3 erroneous deposit. I further acknowledge that Shares in my account may ABA Routing Number (Direct Deposit via ACH only) be subject to applicable abandoned property, escheat or similar laws and may be transferred by the Company, its af_liates, or its agents to the appropriate governmental authority in accordance with such laws, including as a result of account inactivity for the period of time speci_ed      Account Number in such laws or otherwise. None of the Company, its af_liates, or its agents shall be liable for any property delivered in good faith to a governmental authority pursuant to applicable abandoned property, escheat or similar laws.      Checking       Savings       Brokerage/Other

3 Attach a voided check or instructions from your _nancial institution. A deposit ticket does not contain the required ACH information.

CNL Client Services Toll-Free 866-650-0650 Fax 877-694-1116 CNLStrategicCapital.com

7. SUBSCRIBER SIGNATURES

In order to induce the Company to accept this subscription, I hereby represent and warrant as follows:

Only fiduciaries such as trustees, guardians, conservators, custodians and personal representatives may make such representations on behalf of investor(s). An Attorney-in-Fact signing on behalf of investor(s) pursuant to a power of attorney represents by their signature that they are acting as a

Investor Co-Investor

fiduciary for the investor(s). Otherwise, a power of attorney may not be granted to any person to make such representations on behalf of investor(s).

Initials Initials

Each investor must initial each representation. a) I have received the _nal prospectus, as amended or supplemented (the “Final Prospectus”) for CNL Strategic Capital at least _ve business days before signing this agreement. Initials Initials b) I have (i) a net worth of at least $250,000 or (ii) a net worth of at least $70,000 and a gross annual income of at least $70,000. (Net worth does not include home, furnishings and personal automobiles.)

Initials Initials c) I acknowledge that there is no public market for the shares, so my investment is not liquid and only a limited number of shares will be eligible for repurchase under the redemption program. d) I am either purchasing the shares for my own account, or if I am purchasing shares on behalf of a trust or other entity of which I am a trustee Initials Initials or authorized agent, I have due authority to execute this subscription agreement and do hereby legally bind the trust or other entity of which I am trustee or authorized agent.

If you participate in the Distribution Reinvestment Plan or make subsequent purchases of Shares of the Company, and you fail to meet the minimum net worth or annual income requirements for making an investment or you can no longer make the representations or warranties set forth in this Section 7, we request that you promptly notify your broker-dealer, _nancial advisor or investor representative in writing of the change and to terminate your participation in the Distribution Reinvestment Plan.

By executing the Subscription Agreement, I (we) agree to be bound by the terms of the CNL Strategic Capital’s limited liability operating agreement and any amendments or supplements thereto or cancellations thereof and authorizes CNL Strategic Capital to make all _lings of any and all certi_cates, instruments, agreements or other documents, as may be required or advisable under the laws of the State of Delaware.

CNL Client Services Toll-Free 866-650-0650 Fax 877-694-1116 CNLStrategicCapital.com

9.10.16 Page 3

SUBSTITUTE IRS FORM W-9 CERTIFICATIONS (Please refer to IRS.gov Form W-9 for speci_c instructions.)

Under penalties of perjury, I certify that:

(1) The number shown on this Subscription Agreement is my correct taxpayer identi_cation number (or I am waiting for a number to be issued to me),

(2) I am not subject to backup withholding because (i) I am exempt from backup withholding, or (ii) I have not been noti_ed by the Internal Revenue Service (IRS) that I am subject to backup withholding as a result of a failure to report all interest or dividends, or (iii) the IRS has noti_ed me that I am no longer subject to backup withholding, (3) I am a U.S. citizen or other U.S. person (de_ned in IRS Form W-9 instructions).

(4) The FATCA code(s) entered on this form (if any) indicating that I am exempt from FATCA reporting is correct.

Certi_cation Instructions: You must cross out certi_cation (2) if you have been noti_ed by the IRS that you are currently subject to backup withholding because you have failed to report all interest and dividends on your tax return. The IRS does not require your consent to any provision of this document other than the certi_cations required to avoid backup withholding.

Signature of Investor/Trustee

Date

Each investor must sign.

Signature of Co-Investor/Trustee or Custodian Date Custodians must sign on a custodial account.

8. INVESTOR REPRESENTATIVE INFORMATION AND SIGNATURE

The _nancial advisor or investor representative (each an “Investor Representative”) signing below hereby warrants that he/she is licensed and may lawfully sell Shares in which sale of Shares to the investor(s) executing this Subscription Agreement has been made.

Broker-Dealer

Investor

Investor Representative Representative Number

Mailing Address

City State Zip Code Telephone Fax Email Address

The undersigned con_rms by his/her signature that he/she (i) has reasonable grounds to believe that the information and representations concerning the investor(s) identi_ed herein are true, correct and complete in all respects; (ii) has veri_ed that the form of ownership selected is accurate and, if other than individual ownership, has veri_ed that the individual executing on behalf of the investor(s) is properly authorized and identi_ed; (iii) has discussed such investors’ prospective purchase of shares with such investor(s); (iv) has advised such investor(s) of all pertinent facts with regard to the liquidity and marketability of the shares; (v) has delivered the Prospectus and related amendments and supplements, if any, to such investor(s); and (vi) has reasonable grounds to believe that the purchase of shares is a suitable investment for such investor(s), that such investor(s) meets the Suitability Standards applicable to such investor(s) set forth in the Prospectus (as amended or supplemented as of the date hereof), and that such investor(s) is in a _nancial position to enable such investor(s) to realize the bene_ts of such an investment and to suffer any loss that may occur with respect thereto. The above-identi_ed entity agrees to maintain records of the information used to determine that an investment in shares is suitable and appropriate for the investor(s) for six years. The above-identi_ed entity, acting in its capacity as agent, _nancial advisor or investor representative, has performed functions required by federal and state securities laws and, as applicable, FINRA rules and regulations, including, but not limited to Know Your Customer, Suitability and USA PATRIOT Act (Anti-Money Laundering, Customer Identi_cation) as required by its relationship with the investor(s) identi_ed on this document.

THIS SUBSCRIPTION AGREEMENT AND ALL RIGHTS HEREUNDER SHALL BE GOVERNED BY, AND INTERPRETED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF DELAWARE.

I understand this Subscription Agreement is for the offering of CNL Strategic Capital.

Signature of Investor Representative Date

Signature of Principal (if applicable) Date

CNL Client Services Toll-Free 866-650-0650 Fax 877-694-1116 CNLStrategicCapital.com

9.10.16 Page 4

9. DELIVERY INSTRUCTIONS

In order for your subscription to be processed, you must complete all applicable items on the Subscription Agreement. Investors should read the prospectus, as amended or supplemented as of the date hereof, in its entirety. Each subscription will be accepted or rejected by the Company within 30 days after its receipt. Investors will receive a con_rmation of their purchase. Checks should be made payable to “CNL Strategic Capital”.

Custodial Accounts

Forward Subscription Agreement and payment to the custodian.

Checks should be made payable to “CNL Strategic Capital” or to the custodian of record for quali_ed plan or brokerage account investments.

Forward completed Subscription Document and payment to:

By wire transfer By standard mail By overnight mail State Street Bank & Trust Co. CNL Strategic Capital CNL Strategic Capital

CNL Strategic Capital DST Systems, Inc. Processing Agent DST Systems Inc. Processing Agent ABA Routing # PO Box 219005 430 W 7th Street, Ste. 219005 Account # Kansas City, MO 64121-9005 Kansas City, MO 64105-1407

Please reference subscriber’s name in the memo line.

Cash, money order, third-party checks and traveler’s checks will not be accepted. If a check received from an investor is returned for insuf_cient funds or otherwise not honored, CNL Strategic Capital or its agent may return the check with no attempt to redeposit. In such event, any issuance of the shares or declaration of distributions on shares may be rescinded by CNL Strategic Capital .. CNL Strategic Capital may reject any subscription, in whole or in part, per its sole discretion.

10. GO PAPERLESS: INVESTOR ELECTRONIC DELIVERY CONSENT (Optional)

By signing below and providing a valid e-mail address below, you may elect to receive shareholder communications electronically. You may also sign up by visiting www.StrategicCapital.com/gopaperless.

I acknowledge that I will not receive paper copies of shareholder communications unless (i) the Company, in its sole discretion, has elected not to provide a particular communication electronically, (ii) I change or revoke my election at any time by notifying CNL Client Services at the number below, (iii) my consent is terminated by an invalid email address, or (iv) I speci_cally request a paper copy of a particular shareholder communication, which I have the right to do at any time. I acknowledge that in order to view my shareholder communications, I will need to register for an account and log-in at www.CNLStrategicCapital. com/gopaperless. Shareholder communications may include, but are not limited to, proxy materials, annual and quarterly reports, investor communications, customer account statements, tax forms and other required reports. I understand that my below consent for electronic delivery applies to the Company and any other investment products af_liated with the Company. I have provided a valid email address and if that email address changes, I will send a notice of the new address by contacting CNL Client Services. I understand that any changes to my election may take up to 30 days to take effect and that I have the right to request a paper copy of any electronic communication by contacting CNL Client Services. The electronic delivery service is free; however, I may incur certain costs, such as usage charges from an Internet access provider, printing costs, software download costs or other costs associated with access to electronic communications. I understand this electronic delivery program may be changed or discontinued and that the terms of this agreement may be amended at any time. I understand that there are possible risks with electronic delivery such as emails not transmitting, links failing to function properly and system failures of online service providers, and that there is no warranty or guarantee given concerning the transmissions of email, the availability of the website, or information on it, other than as required by law.

Signature

Email Address

Co-investor/Trustee Signature (if applicable)

Email Address

CNL Client Services Toll-Free 866-650-0650 Fax 877-694-1116 CNLStrategicCapital.com

9.10.16 Page 5

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CNL Client Services          Toll-Free 866-650-0650          Fax 877-694-1116          CNLStrategicCapital.com

9.10.16 CSCUSA-SUB	Page 6

UP TO $550,000,000 IN SHARES OF

CLASS A, CLASS T AND CLASS I LIMITED LIABILITY COMPANY INTERESTS

CNL STRATEGIC CAPITAL, LLC

PROSPECTUS

                , 2016

You should rely only on the information contained in this prospectus. No dealer, salesperson or other person is authorized to make any representations other than those contained in the prospectus and supplemental literature authorized by CNL Strategic Capital, LLC and referred to in this prospectus, and, if given or made, such information and representations must not be relied upon. This prospectus is not an offer to sell nor is it seeking an offer to buy these securities in any jurisdiction where the offer or sale is not permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of these securities. You should not assume that the delivery of this prospectus or that any sale made pursuant to this prospectus implies that the information contained in this prospectus will remain fully accurate and correct of any time subsequent to the date of this prospectus.

Until                       (90 days after the commencement of this offering), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the obligation of dealers to deliver a prospectus when acting as soliciting dealers.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The following table sets forth the estimated costs and expenses to be incurred in connection with the issuance and distribution of the securities of CNL Strategic Capital, LLC (the “Registrant”) in connection with this offering described in this registration statement. All amounts are estimates, except for the Securities and Exchange Commission (“SEC”) registration fee and the Financial Industry Regulatory Authority, Inc. (“FINRA”) filing fee. The following expenses will be borne solely by the Registrant.

Amount To Be Paid
SEC registration fee	$	*
FINRA filing fee		*
Printing expenses		*
Legal fees and expenses		*
Blue sky fees and expenses		*
Accounting fees and expenses		*
Due diligence reimbursement		*
Sales and advertising expenses		*
Miscellaneous		*
Total	$

*	To be included by amendment

Item 14. Indemnification of Directors and Officers.

Our LLC Agreement provides that a director of the company will not be liable to us, any of our subsidiaries, or any holder of shares, for monetary damages for any acts or omissions arising from the performance of any of such director’s obligations or duties in connection with the company, including breach of fiduciary duty, except as follows: (i) for any breach of the director’s duty of loyalty to us or the holders of the shares; (ii) for acts or omissions not in good faith (including a bad faith violation of the implied contractual covenant of good faith and fair dealing) or which involve intentional misconduct or a knowing violation of law; or (iii) for any transaction from which the director derived an improper personal benefit.

Section 18-108 of the Delaware Limited Liability Company Act allows a limited liability company to indemnify and hold harmless any member or manager or other person from and against any and all claims and demands whatsoever. Our LLC Agreement provides that, to the fullest extent permitted by law, subject to certain restrictions described below, we will indemnify our sponsor, directors and officers, the Manager, the Sub-Manager or any of their affiliates who were or are a party or are threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of us) by reason of the fact that the person is or was a sponsor, director, officer, or agent of the company, or is or was serving at the request of the company as a director, officer, employee or agent of another company, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding, if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the company, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person’s conduct was unlawful. Subject to the conditions set forth in our LLC Agreement, we may pay or reimburse such indemnified person’s expenses (including attorneys’ fees) in advance of final disposition of a proceeding.

Further, notwithstanding the above, our LLC Agreement provides that we shall not hold harmless our sponsor, any director or officer, the Manager, the Sub-Manager or any of their affiliates, for any loss or liability suffered by us unless all of the following conditions are met:

•	the party seeking exculpation or indemnification has determined in good faith that the course of action leading to the loss or liability was in our best interests;

•	the party seeking exculpation or indemnification was acting on our behalf or providing services to us;

•	the loss or liability was not the result of negligence or willful misconduct; and

•	the indemnification is recoverable only out of net assets and not from our shareholders.

Further, notwithstanding the above, our LLC Agreement prohibits the indemnification for liabilities or expenses arising from or out of an alleged violation of state or federal securities laws by the parties named in the preceding paragraph, unless one or more of the following conditions is met:

•	there has been a successful adjudication on the merits of each count involving alleged securities law violations;

•	such claims have been dismissed with prejudice on the merits by a court of competent jurisdiction; or

•	a court of competent jurisdiction approves a settlement of the claims against the indemnitees and finds that indemnification of the settlement and related costs should be made, and the court considering the request for indemnification has been advised of the position of the SEC and of the published position of any state securities regulatory authorities in states in which the securities were offered as to indemnification for violations of securities law.

Our LLC Agreement also provides that advancement of funds to the Manager, the Sub-Manager or any of their affiliates for reasonable legal expenses and other costs incurred in advance of the final disposition of a legal action for which indemnification is being sought is permissible only if all of the following conditions are met:

•	the legal action relates to acts or omissions with respect to the performance of duties or services on our behalf; and

•	the Manager, the Sub-Manager or their affiliates seeking advancement undertake to repay us the advanced funds, together with the applicable legal rate of interest thereon, if it is ultimately determined that the Manager, the Sub-Manager or their affiliates are not entitled to indemnification.

Indemnification Agreements

We intend to enter into indemnification agreements with members of our board of directors and our executive officers that will be effective upon completion of this offering. These indemnification agreements will provide indemnification to these persons by us to the maximum extent permitted by Delaware law and certain procedures for indemnification, including advancement by us of certain expenses relating to claims brought against these persons under certain circumstances.

Item 15. Recent Sales of Unregistered Securities.

We were capitalized through the purchase by            of              shares of Class A shares for the aggregate consideration of $              on                 , 2016. The offer and sale of shares to                    is                   claimed to be exempt from the registration provisions of the Securities Act of 1933, as amended, by virtue of Section 4(a)(2) thereof.

Item 16. Exhibits and Financial Statement Schedules.

(a)	Exhibits: Reference is made to the Exhibit Index following the signature pages hereto, which Exhibit Index is hereby incorporated into this Item.

(b)	Consolidated Financial Statement Schedules: All schedules are omitted because the required information is inapplicable or the information is presented in the consolidated combined financial statements and the related notes.

Item 17. Undertakings.

(a)	The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

(b)	Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(c)	The undersigned Registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20.0% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)	That for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)	That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, if the Registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5)	That, for the purpose of determining liability of the Registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	Any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned Registrant or used or referred to by the undersigned registrant;

(iii)	The portion of any other free writing prospectus relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

(iv)	Any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Orlando , State of Florida, on               , 2016.

CNL Strategic Capital, LLC

By:
Name: Tracy G. Schmidt Title: Chief Executive Officer and President

POWER OF ATTORNEY

Each person whose signature appears below hereby constitutes and appoints Kirk A. Montgomery, acting individually, as his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, to execute for him and in his name, place and stead, in any and all capacities, any and all amendments (including post-effective amendments) to this Registration Statement and any registration statement for the same offering covered by this Registration Statement that is to be effective upon filing pursuant to Rule 462 promulgated under the Securities Act of 1933, as amended, as the attorney-in-fact and to file the same, with all exhibits thereto and any other documents required in connection therewith with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent and his substitutes, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or any of them, or their or his substitutes may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

Thomas K. Sittema	Chairman of the Board	, 2016

Tracy G. Schmidt	Chief Executive Officer and President (Principal Executive Officer)	, 2016

Tammy J. Tipton	Chief Financial Officer (Principal Accounting and Financial Officer)	, 2016

Arthur E. Levine	Director	, 2016

EXHIBIT INDEX

Exhibit Number	Description
1.1	Form of Dealer Manager Agreement*
1.2	Form of Participating Broker-Dealer Agreement*
3.1	Certificate of Formation of CNL Strategic Capital, LLC*
3.2	Limited Liability Company Agreement of CNL Strategic Capital, LLC*
4.1	Form of Distribution Reinvestment Plan*
4.2	Form of Subscription Agreement (included as Appendix B to the prospectus)
4.3	Form of Share Repurchase Program*
5.1	Opinion of Clifford Chance US LLP as to the legality of securities issued (including consent of such firm)*
8.1	Opinion of Clifford Chance US LLP as to certain tax matters (including consent of such firm)*
10.1	Form of Management Agreement*
10.2	Form of Sub-Management Agreement*
10.4	Form of Escrow Agreement*
10.5	Form of Administrative Services Agreement*
10.6	Form of Sub-Administrative Services Agreement*
10.7	Form of License Agreement*
10.8	Form of Indemnification Agreement*
21.1	List of Subsidiaries*
23.1	Consent of Clifford Chance US LLP (included in Exhibit 5.1)*
23.2	Consent of Clifford Chance US LLP (included in Exhibit 8.1)*
23.3	Consent of *
23.4	Power of Attorney (included on the signature page of the registration statement)
23.5	Consents of Independent Director Nominees*

*	To be filed by amendment.